  Exhibit 99.1

MINERAL RESOURCE ESTIMATE
TECHNICAL REPORT
for the
PULACAYO PROJECT

Potosí Department
Antonnio Quijarro Province
Bolivia

Prepared For:
Silver Elephant Mining Corp.

Prepared By:
Matthew Harrington, P.Geo.
Michael Cullen, P.Geo.
Osvaldo Arcé, P.Geo.

Report Date: October 23, 2020
Effective Date: October 13, 2020

65 Queen Street | Dartmouth, NS | B2Y 1G4 | Ph.: (902) 463-1440 | Fax: (902) 463-1419
info@mercatorgeo.com | www.mercatorgeo.com

Pulacayo Project Technical Report October 2020

Date and Signature Page

The effective date of the mineral resource estimate presented in this report is October 13, 2020.

“Original signed and stamped by”

_______________________________
Matthew Harrington, P. Geo.,
Senior Resource Geologist Date:                                                        October 23, 2020
Mercator Geological Services Limited

“Original signed and stamped by”

_______________________________
Michael Cullen, P. Geo.,
Chief Geologist Date:                                                                         October 23, 2020
Mercator Geological Services Limited

“Original signed and stamped by”

_______________________________
Osvaldo Arcé, Ph.D., P. Geo.
Independent Consultant Date:                                                             October 23, 2020

i

Pulacayo Project Technical Report October 2020

Table of Contents

Date and Signature Page		i
1.0	Summary	xv
1.1	Introduction and Terms of Reference	xv
1.2	Property Description	xv
1.3	Geological Setting	xvi
1.3.1	Geology	xvi
1.3.2	Mineralization	xvi
1.4	Deposit Type	xvii
1.5	History	xvii
1.6	Exploration	xvii
1.7	Drilling	xvii
1.8	Sample Preparation, Analysis and Security	xix
1.9	Data Verification	xix
1.10	Mineral Processing and Metallurgical Testing	xix
1.11	Mineral Resource Estimates	xx
1.12	Interpretations and Conclusions	xxi
1.13	Recommendations	xxii
1.14	Proposed Budget for Pulacayo Project	xxiii
2.0	Introduction and Terms of Reference	1
2.1	Terms of Reference	1
2.2	Site Visits by Authors	2
2.2.1	Mercator Site Visits	2
2.2.2	Site Visit by Co-Author Dr. Osvaldo Arcé, P. Geo.	2
2.3	Independence of Authors and Technical Report Responsibilities	3
2.4	Information Consulted for Technical Report Preparation	3
2.5	Abbreviations Used in this Report	3
3.0	Reliance on Other Experts	5
4.0	Property Description and Location	5
4.1	General	5
4.2	Summary of Mineral Title	6
4.2.1	Overview of Bolivian Mining Law	6
4.2.2	Silver Elephant Mineral Title Ownership	12
4.3	Environmental Considerations	15
5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography	18
5.1	Introduction	18
5.2	Accessibility	18
5.3	Climate and Physiography	20
5.4	Local Resources and Infrastructure	20
5.5	Access for Recommended Work Programs and Future Operations	23

Pulacayo Project Technical Report October 2020

6.0	History	24
6.1	Introduction	24
6.2	Pre-2001 Exploration and Mining	24
6.3	ASC Exploration 2002 to 2005	25
6.3.1	Introduction	25
6.3.2	Metallurgical Testing	26
6.3.3	Mineral Resource Estimate	28
6.4	Apogee Exploration - 2006 to 2015	29
6.4.1	Introduction	29
6.4.2	Topographic Survey	29
6.4.3	Geological Mapping and Sampling	29
6.4.4	Induced Polarization Surveying	30
6.4.5	Diamond Drilling	32
6.4.6	Sampling of Esmeralda Adit Underground Workings	33
6.4.7	Historical Paca Mineral Resource Estimate by Micon	33
6.4.8	Historical 2008 and 2009 Pulacayo Mineral Resource Estimates by Micon	34
6.4.9	2009 Metallurgical Testing	37
6.4.10	Historical Pulacayo Preliminary Economic Assessment by Micon	37
6.4.11	2011 Metallurgical Testing	38
6.4.12	Historical 2011 and 2012 Mineral Resource Estimates by Mercator	38
6.4.13	Mercator Mineral Resource Estimate for 2013 Apogee Feasibility Study	40
6.4.14	Trial Mining, Apogee Bulk Sampling and Toll Milling	40
6.4.15	Feasibility Study by TWP for Apogee	41
7.0	Geological Setting	42
7.1	Regional Geology	42
7.2	Local Geology	44
7.3	Structure	48
7.4	Alteration	49
7.5	Mineralization	49
7.5.1	Introduction	49
7.5.2	Pulacayo Deposit	50
7.5.3	Paca Deposit	53
8.0	Deposit Type	57
9.0	Exploration	59
9.1	Introduction	59
9.2	Sampling of Tailings and Waste Rock Deposits	60
9.2.1	Introduction	60
9.2.2	Description of 2014 Sampling Program	64
9.2.3	Results of 2014 Sampling Program	64

Pulacayo Project Technical Report October 2020

9.3	High Grade Pulacayo Deposit Mineral Resource Estimate by Mercator	66
9.4	2015 Mapping and Sampling Programs	66
9.5	High Grade Paca Deposit Mineral Resource Estimate by Mercator	68
9.6	2015 Esmeralda Adit Underground Sampling Program	68
9.7	November 2016 AVS Sampling Program	68
9.8	Silver Elephant Drilling (September 2019 – February 2020)	69
9.9	February 2020 Paca Geological Mapping	69
9.10	February-March 2020 San Leon Tunnel Geological Mapping	71
9.11	2020 Pit Constrained Mineral Resource Estimate	73
10.0	Drilling	74
10.1	Introduction	74
10.2	ASC Drilling Programs (2002-2005)	74
10.2.1	Paca Drilling	74
10.2.2	Pulacayo Drilling	75
10.3	Apogee Drilling Programs (2006-2008)	75
10.3.1	Paca Deposit Drilling	75
10.3.2	Pulacayo Deposit Drilling	76
10.4	Apogee Drilling (January 2010 – December 2011)	77
10.4.1	Pulacayo Deposit Drilling	77
10.5	Silver Elephant Drilling (September 2019 – February 2020)	77
10.5.1	Paca Deposit Drilling	77
10.5.2	Pulacayo Deposit Drilling	79
10.6	ASC, Apogee and Silver Elephant Drilling Program Planning and Logistics	82
10.7	Comment on ASC, Apogee and Silver Elephant Drilling Programs	83
11.0	Sample Preparation, Analysis and Security	83
11.1	Introduction	83
11.2	Sample Preparation for 2002-2003 ASC Programs	84
11.3	Sample Preparation for Apogee Programs (2006-2012)	84
11.4	Sample Preparation for Silver Elephant Program (2019-2020)	86
11.5	Drill Core Analysis for ASC Programs	86
11.6	Drill Core Analysis for Apogee Programs	86
11.7	Drill Core Analysis for Silver Elephant Program	87
11.8	Quality Assurance and Quality Control	88
11.8.1	Introduction	88
11.8.2	Apogee Programs – 2006 to 2012	88
11.8.3	Apogee Drill Hole Twinning Program	111
11.9	Silver Elephant Programs – 2019 to 2020	113
11.9.1	Certified Reference Material Program	113
11.9.2	Blank Sample Program	115
11.9.3	Core Duplicate Split Program 2019-2020	117
11.10	Mercator Comment on Sample Preparation, Analysis and Security	119

Pulacayo Project Technical Report October 2020

12.0	Data Verification	120
12.1	Introduction	120
12.2	Review and Validation of Project Data Sets	120
12.3	Site Visits by Mercator	121
12.3.1	August 3rd to August 10th 2011 Site Visit	121
12.3.2	April 26th to April 28th, 2012 Site Visit	125
12.3.3	June 3rd to June 6th, 2015 Site Visit	128
12.4	2020 Site Visit By Dr. Osvaldo Arcé	134
13.0	Mineral Processing and Metallurgical Testing	138
14.0	Mineral Resource Estimates	140
14.1	Introduction	140
14.1.1	Overview of Estimation Procedure for the Pulacayo Project	141
14.1.2	Overview of Estimation Procedure for Paca Deposit	143
14.2	Pulacayo Deposit Mineral Resource Estimate	146
14.2.1	Geological Interpretation Used in Resource Estimation	146
14.2.2	Data Validation	147
14.2.3	Silver Equivalency Calculation	147
14.2.4	Topographic, Oxide-Sulphide, Grade Domain, Lithological, and Underground Workings Modelling	148
14.2.5	Assay Sample Assessment and Down Hole Composites	156
14.2.6	Variography and Interpolation Ellipsoids	158
14.2.7	Setup of Three-Dimensional Block Model	165
14.2.8	Mineral Resource Estimate	165
14.2.9	Density	166
14.2.10	Pit Optimization	168
14.2.11	Mineral Resource Category Parameters	169
14.2.12	Mineral Resource Estimate Tabulation	169
14.2.13	Validation of Mineral Resource Models	174
14.2.14	Tonnage and Grade Sensitivity	178
14.2.15	Project Risks that Pertain to the Mineral Resource Estimate	180
14.2.16	Comment on Previous Mineral Resource Estimates	181
14.3	Paca Deposit Mineral Resource Estimate	182
14.3.1	Geological Interpretation Used in Resource Estimation	182
14.3.2	Data Validation	182
14.3.3	Silver Equivalency Calculation	183
14.3.4	Surface, Sulphide-Oxide, Grade Domain, Lithological, and Underground Workings Modelling	184
14.3.5	Assay Sample Assessment and Down Hole Composites	192
14.3.6	Variography and Interpolation Ellipsoids	194

v

Pulacayo Project Technical Report October 2020

14.3.7	Setup of Three-Dimensional Block Model	200
14.3.8	Mineral Resource Estimate	201
14.3.9	Density	202
14.3.10	Pit Optimization	203
14.3.11	Mineral Resource Category Parameters	204
14.3.12	Mineral Resource Estimate Tabulation	205
14.3.13	Validation of Mineral Resource Models	210
14.3.14	Tonnage and Grade Sensitivity	213
14.3.15	Project Risks that Pertain to the Mineral Resource Estimate	215
14.3.16	Comment of Previous Mineral Resource Estimates	215
15.0	Mineral Reserve Estimates	216
16.0	Mining Methods	217
17.0	Recovery Methods	218
18.0	Project Infrastructure	219
19.0	Market Studies and Contracts	220
20.0	Environmental Studies, Permitting and Social or Community Impact	221
21.0	Capital and Operating Costs	222
22.0	Economic Analysis	223
23.0	Adjacent Properties	224
24.0	Other Relevant Data and Information	225
25.0	Interpretation and Conclusions	226
25.1	Introduction	226
25.2	Pulacayo and Paca Deposit Geological Interpretation	226
25.3	October 13th, 2020 Pulacayo Project Mineral Resource Estimate	227
25.3.1	Project Risks that Pertain to the Mineral Resource Estimate	228
26.0	Recommendations	230
26.1	Introduction	230
26.2	2020 Recommendations for Pulacayo Project	230
26.3	Proposed Budget for Pulacayo Project	232
27.0	Statements of Qualifications	234
28.0	References Cited	241

Pulacayo Project Technical Report October 2020

 List of Figures

Figure 4.1: Location Map, Pulacayo Project	7
Figure 4.2: Pulacayo Project Mineral Titles	15
Figure 5.1: Major Routes and Physiographic Regions in Bolivia	19
Figure 5.2: Pulacayo COMIBOL Operations Facility Used by Silver Elephant	21
Figure 5.3: Pulacayo COMIBOL Office Facility Used by Silver Elephant	22
Figure 6.1: Property Geology Map	31
Figure 6.2: Micon Optimized Paca Pit Shell and Block Model – View To Southwest	36
Figure 7.1: Structural Units of Bolivia	43
Figure 7.2: Regional Geology Map (From Iriondo Et Al., 2009)	45
Figure 7.3: Local Geology of the Pulacayo Property	46
Figure 7.4: Local Geology of the Paca Deposit Area	47
Figure 7.5: Structural Interpretation For TVS at Pulacayo (Iriondo Et Al., 2009)	48
Figure 7.6: Representative Pulacayo Drilling Section	51
Figure 7.7: Crustiform Texture in HQ Core (~63.5 mm Width) - Pulacayo	52
Figure 7.8: Vuggy Quartz and Barite in HQ Core (~63.5 mm width) – Pulacayo	52
Figure 7.9: View of Paca Deposit Argillic Alteration in Volcaniclastic Sequence	53
Figure 7.10: Disseminated Mantos Style Mineralization - Paca Hole PND-061 at ~180m	54
Figure 7.11: Breccia Hosted Style Mineralization – Paca Hole 092 at ~ 47m	54
Figure 7.12: Representative Paca Deposit Drilling Section	55
Figure 8.1: Genesis of Epithermal Mineral Deposits (from White and Hedenquist, 1994)	57
Figure 9.1: Location Map for Tailings/Waste Rock Program Sampling Sites	61
Figure 9.2: View of Pulacayo 1 Tailings/Waste Rock Deposit	62
Figure 9.3: Typical Sampling Site on Pulacayo 1 Tailings/Waste Rock Deposit	62
Figure 9.4: View of Pacamayo Tailings/Waste Rock Deposit	63
Figure 9.5: View of Paca 2 Tailings/Waste Rock Deposit	63
Figure 9.6: Location Map for 2015 Mapping and Sampling Mineralized Areas	67
Figure 9.7: Geological Map of the Paca Area (Provided by Silver Elephant)	70
Figure 9.8: San Leon Tunnel Geological Map (Provided by Silver Elephant)	72
Figure 10.1: Silver Elephant 2019-2020 Paca Deposit Drill Program Collar Locations (Drill Traces: Grey – ASC, Blue – Apogee, Red – Silver Elephant)	78
Figure 10.2: Silver Elephant 2019-2020 Pulacayo Deposit Drill Program Collar Locations* (Drill Traces: Grey – ASC, Blue – Apogee, Red – Silver Elephant)	81
Figure 11.1: Apogee Core Logging Facility at Pulacayo Site	85
Figure 11.2: Field Standard FSPU01 Analytical Results For Silver (N= 449)	90
Figure 11.3: Field Standard FSPU01 Analytical Results For Zinc (N= 449)	90
Figure 11.4: Field Standard FSPU01 Analytical Results For Lead (N= 449)	91
Figure 11.5: Certified Standard CDN-SE-1 Results – Ag g/t (N=82)	93

Pulacayo Project Technical Report October 2020

Figure 11.6: Certified Standard CDN-SE-1 Results-Pb% (N=82)	93
Figure 11.7: Certified Standard CDN-SE-1 Results – Zn % (N=82)	94
Figure 11.8: Certified Standard PB128 Results – Ag g/t (N=89)	94
Figure 11.9: Certified Standard PB128 Results – Pb % (N=91)	95
Figure 11.10: Certified Standard PB128 Results – Zn% (N=91)	95
Figure 11.11: Certified Standard PB138 Results - Ag g/t (N=5)	96
Figure 11.12: Certified Standard PB138 Results - Pb % (N=5)	97
Figure 11.13: Certified Standard PB138 Results - Zn % (N=5)	97
Figure 11.14: Certified Standard CDN-SE-1 Results - Ag g/t (N=25)	98
Figure 11.15: Certified Standard CDN-SE-1 Results - Pb % (N=25)	99
Figure 11.16: Certified Standard CDN-SE-1 Results - Zn % (N=25)	99
Figure 11.17: Certified Standard PB138 Results - Ag g/t (N=54)	100
Figure 11.18: Certified Standard PB138 Results - Pb % (N=5)	100
Figure 11.19: Certified Standard PB138 Results - Zn % (N=54)	101
Figure 11.20: Blank Sample Results – Ag g/t (N= 535)	102
Figure 11.21: Blank Sample Results – Zn % (N= 535)	103
Figure 11.22: Blank Sample Results – Pb % (N= 535)	103
Figure 11.23: Duplicate ¼ Core Sample Results for Silver (N= 919)	104
Figure 11.24: Duplicate ¼ Core Sample Results for Zinc (N= 919)	105
Figure 11.25: Duplicate ¼ Core Sample Results for Lead (N= 919)	105
Figure 11.26: Pulp Splits and Reject Duplicate Samples – Ag g/t (N=442)	108
Figure 11.27: Pulp Splits and Reject Duplicate Samples - Pb % (N=442)	108
Figure 11.28: Pulp Splits and Reject Duplicate Samples – Zn % (N=442)	109
Figure 11.29: Pulp Splits and Reject Duplicate Samples – Ag g/t (N=523))	109
Figure 11.30: Pulp Splits and Reject Duplicate Samples – Pb % (N=523)	110
Figure 11.31: Pulp Splits and Reject Duplicate Samples – Zn% (N=523)	110
Figure 11.32: Silver Comparison for Twin Drill Holes PND003 and PND032	112
Figure 11.33: Silver Comparison for Twin Drill Holes PND008 and PND031	112
Figure 11.34: PB132 Sample Results for Silver (N= 35)	114
Figure 11.35: PB132 Sample Results for Lead (N= 35)	114
Figure 11.36: PB132 Sample Results for Zinc (N= 35)	115
Figure 11.37: Blank Sample Results for Silver (N= 34)	116
Figure 11.38: Blank Sample Results for Lead (N= 34)	116
Figure 11.39: Blank Sample Results for Zinc (N= 34)	117
Figure 11.40: Duplicate ¼ Core Sample Results for Silver (N= 32)	118
Figure 11.41: Duplicate ¼ Core Sample Results for Lead (N= 32)	118
Figure 11.42: Duplicate ¼ Core Sample Results for Zinc (N= 32)	119
Figure 12.1: Mercator ¼ Core Check Samples - Ag g/t (N=9)	123

Pulacayo Project Technical Report October 2020

Figure 12.2: Mercator 1/4 Core Check Samples - Pb % (N=9)	123
Figure 12.3: Mercator 1/4 Core Check Samples – Zn % (N=9)	124
Figure 12.4: Photo of Mercator April 2012 core sample interval	126
Figure 12.5: Mercator 1/4 Core Check Samples 2012 - Ag g/t (N=24)	127
Figure 12.6: Mercator 1/4 Core Check Samples 2012 - Pb % (N=24)	127
Figure 12.7: Mercator 1/4 Core Check Samples 2012 - Zn % (N=24)	128
Figure 12.8: Paca Drill Core in Secure Pulacayo Core Storage Facility – June 2015	130
Figure 12.9: Prophecy Staff at Pulacayo Site Core Storage Facility – June 2015	130
Figure 12.10: Mercator Check Sample Interval in Paca Drill Hole PND-072	131
Figure 12.11: Mercator 2015 Core Check Sample Results - Silver	132
Figure 12.12: Mercator 2015 Core Check Sample Results - Zinc	133
Figure 12.13: Mercator 2015 Core Check Sample Results - Lead	133
Figure 12.14: Check Sample Results for the 2020 Site Visit	136
Figure 14.1: Isometric view to the Northwest of the Pulacayo Deposit topographic surface DTM (250 m grid spacing)	149
Figure 14.2: Isometric view to the Northwest of the Pulacayo Deposit oxide-sulphide zonation (Blocks: Green – Oxide, Red Sulphide. 100 m grid spacing)	150
Figure 14.3: Isometric view to the Northeast of the Pulacayo Deposit 100 g/t Ag domain solid models (100 m grid spacing)	151
Figure 14.4: Isometric view to the Southwest of the Pulacayo Deposit 100 g/t Ag domain solid models (100 m grid spacing)	151
Figure 14.5: Isometric view to the Northeast of the Pulacayo Deposit 45 g/t Ag Eq. domain solid models (100 m grid spacing)	152
Figure 14.6: Isometric view to the Southwest of the Pulacayo Deposit 45 g/t Ag Eq. domain solid models (100 m grid spacing)	153
Figure 14.7: Isometric view to the Northeast of the Pulacayo Deposit underground workings model (100 m grid spacing)	155
Figure 14.8: Representative cross section (looking East) of the Pulacayo Deposit block model showing block volume assignment (Blocks: Red = 100 g/t Ag domain, Green = 45 g/t Ag Eq. domain, Grey = mined, Light Brown = surface sediments, Blue = volcanics, Yellow = sedimentary - 100 m grid spacing)	156
Figure 14.9: Downhole silver variogram for the Pulacayo Deposit	159
Figure 14.10: Silver variogram model for the major axis of continuity for the Pulacayo Deposit	159
Figure 14.11: Silver variogram model for the semi-major axis of continuity for the Pulacayo Deposit	160
Figure 14.12: Downhole lead variogram for the Pulacayo deposit	160

Pulacayo Project Technical Report October 2020

Figure 14.13: Lead variogram model for the major axis of continuity for the Pulacayo Deposit	161
Figure 14.14: Lead variogram model for the semi-major axis of continuity for the Pulacayo Deposit	162
Figure 14.15: Downhole zinc variogram for the Pulacayo Deposit	162
Figure 14.16: Zinc variogram model for the major axis of continuity for the Pulacayo Deposit	163
Figure 14.17: Zinc variogram model for the semi-major axis of continuity for the Pulacayo Deposit	164
Figure 14.18: Pulacayo Deposit Mineral Resource Optimized Pit Shell (gold) and extent of interpolated Pulacayo Deposit blocks (silver) - 100 m grid spacing.	168
Figure 14.19: Isometric view to the Northeast of the Pulacayo Deposit oxide Mineral Resource Estimate Ag grade distribution at a 50 g/t Pit-Constrained cut-off (Optimized Pit Shell is silver - 100 m grid spacing).	171
Figure 14.20: Isometric view to the Northeast of the Pulacayo Deposit sulphide Mineral Resource Estimate Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off and 100 g/t Out of Pit cut-off (Optimized Pit Shell is silver - 100 m grid spacing).	172
Figure 14.21: Isometric view to the Northeast of a representative section of the Pulacayo Deposit sulphide Mineral Resource Estimate Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off and 100 g/t Out of Pit cut-off (Optimized Pit Shell is silver - 100 m grid spacing).	172
Figure 14.22: Isometric view to the Northwest of a representative section of the Pulacayo Deposit sulphide Mineral Resource Estimate Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off and 100 g/t Out of Pit cut-off (Optimized Pit Shell is silver - 100 m grid).	173
Figure 14.23: Isometric view to the Northwest of the Pulacayo Deposit Mineral Resource Estimate category distribution at a 30 g/t Pit-Constrained cut-off and 100 g/t Out of Pit cut-off for the sulphide zone and a 50 g/t Pit-Constrained cut-off for the oxide zone (Optimized Pit Shell is silver - 100 m grid spacing).	173
Figure 14.24: Isometric view to the Southeast of the Pulacayo Deposit Mineral Resource Estimate category distribution at a 30 g/t Pit-Constrained cut-off and 100 g/t Out of Pit cut-off for the sulphide zone and a 50 g/t Pit-Constrained cut-off for the oxide zone (Optimized Pit Shell is silver - 100 m grid spacing).	174
Figure 14.25: Pulacayo Deposit east-west swath plot of assay composite and block silver grades	176
Figure 14.26: Pulacayo Deposit east-west swath plot of assay composite and block lead grades	177
Figure 14.27: Pulacayo Deposit east-west swath plot of assay composite and block zinc grades	178
Figure 14.28: Isometric view to the Southeast of the Paca Deposit topographic surface DTM and drill holes (250 m grid spacing)	184

x

Pulacayo Project Technical Report October 2020

Figure 14.29: Isometric view to the Southwest of the Paca Deposit quaternary DTM and drill holes (100 m grid spacing)	185
Figure 14.30: Isometric view to the Southeast of the Paca Deposit oxide-sulphide zonation (Blocks: Green – Oxide, Red Sulphide - 100 m grid spacing)	186
Figure 14.31: Isometric view to the Northwest of the Paca Deposit 100 g/t Ag domain solid models (50 m grid spacing)	187
Figure 14.32: Isometric view to the Southeast of the Paca Deposit 100 g/t Ag domain solid models (50 m grid spacing)	188
Figure 14.33: Isometric view to the Northwest of the Paca Deposit 45 g/t Ag Eq. domain solid models (100 m grid spacing)	189
Figure 14.34: Isometric view to the Southwest of the Paca Deposit 45 g/t Ag Eq. domain solid models (100 m grid spacing)	189
Figure 14.35: Isometric view to the Southwest of the Paca Deposit Esmeralda Adit model (20 m grid spacing)	191
Figure 14.36: Isometric view to the Southeast of the Paca Deposit Esmeralda Adit model location (20 m grid spacing)	191
Figure 14.37: Representative cross section (looking East) of the Paca Deposit block model showing block volume assignment (Blocks: Red = 100 g/t Ag domain, Green = 45 g/t Ag Eq. domain, Grey = mined, Light Brown = quaternary sediments, Blue: volcanics, Yellow: sedimentary. 100 m grid spacing)	192
Figure 14.38: Downhole silver variogram for the Paca Deposit	195
Figure 14.39: Silver variogram model for the major axis of continuity for the Paca Deposit	195
Figure 14.40: Silver variogram model for the semi-major axis of continuity for the Paca Deposit	196
Figure 14.41: Downhole lead variogram for the Paca Deposit	197
Figure 14.42: Lead variogram model for the major axis of continuity for the Paca Deposit	197
Figure 14.43: Lead variogram model for the semi-major axis of continuity for the Paca deposit	198
Figure 14.44: Downhole zinc variogram for the Paca Deposit	199
Figure 14.45: Zinc variogram model for the major axis of continuity for the Paca Deposit	199
Figure 14.46: Zinc variogram model for the semi-major axis of continuity for the Paca Deposit	200
Figure 14.47: Isometric view to the Southwest of the Paca Deposit Mineral Resource Optimized Pit Shell (gold) and extent of interpolated Paca Deposit blocks (silver) - (100 m grid spacing)	204
Figure 14.48: Isometric view to the Southeast of the Paca Deposit Mineral Resource Estimate oxide zone Ag grade distribution at a 50 g/t Pit-Constrained cut-off (optimized pit shell is silver - 100 m grid spacing)	207
Figure 14.49: Isometric view to the Southeast of the Paca Deposit Mineral Resource Estimate sulphide zone Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off (optimized pit shell is silver - 100 m grid spacing)	207

Pulacayo Project Technical Report October 2020

Figure 14.50: Isometric view to the Southwest of a representative section of the Paca Deposit Mineral Resource Estimate sulphide zone Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off (optimized pit shell is silver - 100 m grid spacing)	208
Figure 14.51: Isometric view to the Northeast of a representative section of the Paca Deposit Mineral Resource Estimate sulphide zone Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off (optimized pit shell is silver - 100 m grid spacing)	208
Figure 14.52: Isometric view to the Southeast of the Paca Deposit Mineral Resource Estimate category distribution at a Pit Constrained 30 g/t Ag Eq. sulphide zone cut-off and a Pit Constrained 50 g/t Ag oxide zone cut-off (optimized pit shell is silver - 100 m grid spacing)	209
Figure 14.53: Isometric view to the Southwest of the Paca Deposit Mineral Resource Estimate category distribution at a Pit Constrained 30 g/t Ag Eq. sulphide zone cut-off and 50 g/t Ag oxide zone cut-off (optimized pit shell is silver - 100 m grid spacing)	209
Figure 14.54: East-west swath plot of Paca Deposit assay composite and block silver grades	211
Figure 14.55: East-west swath plot of Paca Deposit assay composite and block lead grades	212
Figure 14.56: East-west swath plot of Paca Deposit assay composite and block zinc grades	213

Pulacayo Project Technical Report October 2020

 List of Tables

Table 1.1: Silver Elephant’s Pulacayo Project Exploration Holdings at Report Effective Date.	xv
Table 1.2: Pulacayo Project Mineral Resource Estimate – Effective Date: October 13, 2020*	xxi
Table 1.3: Proposed Pulacayo Project Budget – Phases 1 and 2	xxiv
Table 2.1: Responsibilities of Authors	3
Table 2.2: Listing of Abbreviations and Conversions	4
Table 4.1: Silver Elephant’s Pulacayo Project Exploration Holdings at Report Effective Date.	14
Table 6.1: Summary of Head Grades, RDI Metallurgical Testing, 2002	27
Table 6.2: Summary of Leach Test Results, RDI Metallurgical Testing, 2002	27
Table 6.3: Summary of Flotation Test Results, RDI Metallurgical Testing, 2002	28
Table 6.4: Summary of Paca Deposit Core Drilling Programs – 2002 to 2007	32
Table 6.5: Historical 2007 Paca Deposit Mineral Resource Estimate by Micon	33
Table 6.6: Micon Pit Optimization Parameters for 2007 Historical Resource Estimate	34
Table 6.7: Historical Pulacayo Mineral Resource Estimate - Effective October 28th, 2008	36
Table 6.8: Historical Pulacayo Mineral Resource Estimate – Effective October 14th, 2009	37
Table 6.9: Historical Pulacayo Deposit Mineral Resource – Effective October 19th, 2011	38
Table 6.10: Historical Pulacayo Deposit Mineral Resource – Effective September 28th, 2012	39
Table 7.1: Major Stratigraphic Units of the Pulacayo-Paca Area	47
Table 7.2: Volcanic Sub-Units of The Quehua Formation in the Pulacayo-Paca Area	47
Table 9.1: Metal Levels for 2014 Tailings and Waste Rock Sampling Program	65
Table 9.2: Summarized Surface Sampling Results from Silver Elephant 2015 Surface Program	66
Table 9.3: Summarized Chip Sampling Results from Silver Elephant 2020 Paca Program*	71
Table 9.4: Summarized Chip Sampling Results from Silver Elephant 2020 San Leon Tunnel*	73
Table 10-1: Summary of ASC Paca Deposit Drilling Programs – 2002 To 2005	74
Table 10-2: Summary of Apogee Paca Deposit Drilling Programs	76
Table 10-3: Silver Elephant 2019-2020 Paca Deposit Drill Program Collar Locations*	78
Table 10-4: Silver Elephant 2019-2020 Paca Deposit Drill Program Significant Intercepts	80
Table 10-5: Silver Elephant 2019-2020 Pulacayo Deposit Drill Program Collar Locations*	81
Table 10-6: Silver Elephant 2019-2020 Pulacayo Deposit Drill Program Significant Intercepts	82
Table 11.1: Apogee Field Reference Material Data for 2006 Paca Drilling	89
Table 11.2: Certified Reference Materials Data for January 2010 to October 2011 Period	92
Table 11-3: Certified Reference Materials Data for January 2010 to October 2011 Period	113
Table 12.1: ASC and Apogee Drill Holes Included in Mercator Core Review	129
Table 12.2: Mercator Drill Collar Coordinate Checking Program Results	134
Table 12.3: Comparison of Arcé Re-sampling Assays Vs Silver Elephant Original Assays	136
Table 12.4: Arcé Drill Collar Coordinate Checking Program Results*	137

Pulacayo Project Technical Report October 2020

Table 14.1: Pulacayo Deposit descriptive statistics for the 100 g/t Ag domain composite silver, lead and zinc values	157
Table 14.2: Pulacayo Deposit descriptive statistics for the 45 g/t Ag Eq. domain composite silver, lead and zinc values	158
Table 14.3: Summary of Pulacayo Deposit Block Model Parameters	165
Table 14.4: Pulacayo Deposit ellipsoid axis ranges for each interpolation pass for each metal	166
Table 14.5: Descriptive statistics for Pulacayo Deposit 1m downhole density composites	167
Table 14.6: Interpolation ellipsoid ranges and included composites parameters for the Pulacayo Deposit ID2 density model	167
Table 14.7: Pulacayo Deposit Mineral Resource Estimate – Effective Date: October 13, 2020**	170
Table 14.8: Comparison of Pulacayo Deposit block and composite values	175
Table 14.9: Pulacayo Deposit Pit-Constrained sulphide zone sensitivity analysis	179
Table 14.10: Pulacayo Deposit Out of Pit sulphide zone sensitivity analysis	179
Table 14.11: Pulacayo Deposit Pit-Constrained oxide zone sensitivity analysis	180
Table 14.12: Paca Deposit descriptive statistics for the 100 g/t Ag domain composite silver, lead and zinc values	193
Table 14.13: Paca Deposit descriptive statistics for the 45 g/t Ag Eq. domain composite silver, lead and zinc values	194
Table 14.14: Summary of Paca Deposit Block Model Parameters	201
Table 14.15: Paca Deposit ellipsoid axis ranges for each interpolation pass for each metal	202
Table 14.16: Descriptive statistics for Paca Deposit density determinations	203
Table 14.17: Paca Deposit Mineral Resource Estimate – Effective Date: October 13, 2020**	206
Table 14.18: Paca Deposit comparison of block and composite values	210
Table 14.19: Paca Deposit Pit-Constrained sulphide zone sensitivity analysis	214
Table 14.20: Paca Deposit Pit-Constrained oxide zone sensitivity analysis	214
Table 25.1: Pulacayo Project Mineral Resource Estimate – Effective Date: October 13, 2020*	228
Table 26.1: Proposed Pulacayo Project Budget - Phases 1 and 2	233

Pulacayo Project Technical Report October 2020

1.0
 Summary

1.1
Introduction and Terms of Reference

This report on Mineral Resource Estimates for the Pulacayo and Paca silver-zinc-lead deposits located in Bolivia was prepared by Mercator Geological Services Limited (“Mercator”) on behalf of Silver Elephant Mining Corp. (“Silver Elephant”). It documents new Mineral Resource estimates for the two deposits that differ from the directly preceding estimates by their inclusion of open pit optimization methods for reporting of resources. The current mineral resource estimates and this supporting technical report were prepared in accordance with National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines as amended in 2014 (“CIM Standards, 2014”).

1.2
Property Description

The Pulacayo and Paca silver-zinc-lead deposits are located approximately 18 km northeast of the city of Uyuni, in the Department of Potosi in southwestern Bolivia and form part of Silver Elephant’s Pulacayo Project. The site is 460 km south southeast of the national capital, La Paz, and 130 km southwest of the city of Potosi. Silver Elephant acquired a 100% interest in the Pulacayo Project in early 2015 through purchase of Apogee Minerals Bolivia S.A., ASC Holdings Limited and ASC Bolivia LDC (“ASC”). These firms were wholly-owned subsidiaries of the previous owner, Apogee Silver Ltd. (“Apogee”), a publicly listed mineral exploration firm with corporate offices located in Toronto, Ontario, Canada.

The current holdings that comprise the Pulacayo Project cover 3560 ha of surface area and are listed below in Table 1.1. Silver Elephant has advised that all mineral titles and associated agreement and permits were in good standing at the effective date of this technical report.

Table 1.1: Silver Elephant’s Pulacayo Project Exploration Holdings at Report Effective Date.
*STA	Titleholder	Size (ha)	Patentes Payment	Registration Number	Location
Pulacayo	COMIBOL	1031	Payment is not required*	512-01015	Pulacayo
Porvenir	COMIBOL	1199	Payment is not required*	512-01165	Pulacayo
Huanchaca	COMIBOL	470	Payment is not required*	512-03903	Pulacayo
Galería General	COMIBOL	76	Payment is not required*	512-01160	Pulacayo
Subtotal		2776
Temeridad	COMIBOL	10	Payment is not required*	512-00992	Paca
Real del Monte	COMIBOL	24	Payment is not required*	512-00994	Paca
Apuradita	ASC Bolivia LDC	750	2017	512-03652	Paca
Subtotal		784
Grand Total		3560
* Special Transitory Authorization – formerly mining concession

Pulacayo Project Technical Report October 2020

1.3
Geological Setting

1.3.1
Geology

The Pulacayo Project that includes both the Pulacayo and Paca deposits is located on the western flank of a regional anticline that affects sedimentary and igneous rocks of Silurian, Tertiary and Quaternary ages on the western side of the Cordillera Oriental, near the Cordillera-Altiplano boundary. The Uyuni-Khenayani Fault is a reverse fault that crosses the project area and is believed to have controlled localization of volcanic center complexes at Cuzco, Cosuño, Pulacayo and San Cristóbal and related mineralized areas at Pulacayo, Cosuño, El Asiento, Carguaycollu and San Cristóbal. This fault brings Tertiary sediments in contact with Paleozoic formations at surface and is located about 4 km west of Pulacayo. The Pulacayo Project mineralized zones at Pulacayo, Pacamayo and Paca all occur on the west flank of a north-south striking anticline and local topographic highs define Lower Miocene dacitic-andesitic domes and stocks associated with caldera resurgence that intrude the folded section. A younger Miocene-Pliocene phase of volcanism is also superimposed on the anticlinal trend and is marked by pyroclastic deposits and flows of andesitic and rhyolitic composition. Ignimbrites associated with the Cosuño Caldera are the youngest volcanic deposits in the area. A dacitic to andesitic dome complex at the Pulacayo property intruded the folded sedimentary section and forms the main topographic highs that occur on the property (Iriondo et al., 2009).

1.3.2
Mineralization

Mineralization comprising the current Pulacayo deposit mineral resource estimate is defined by the extent of modern-era diamond core drilling along the Tajo Vein System (“TVS”) in the vicinity of historic underground workings. The workings extend over a strike length of approximately 2.7 km and to a vertical depth from surface of about 1 km. Modern drilling coverage is present for approximately 1.5 km of the known deposit strike length and extends to a vertical depth of approximately 550 m below surface.
The extent of mineralization comprising the current Paca deposit mineral resource estimate is defined by the extent of modern era diamond core drilling along a strike length of approximately 750 m and north-south extent of approximately 700 m. Limited underground exploratory workings accessible from the Esmeralda adit are present along approximately 100 m of the deposit’s strike length in its central area.

Mineralization of economic interest at the Pulacayo deposit occurs within the Tertiary age Pulacayo volcanic dome complex that consists of older sedimentary rocks of the Silurian Quenhua Formation plus intruding andesitic volcanic rocks of the Rotchild and Megacristal units. Mineralization hosted by volcanic rocks can occur over tens of metres in thickness and typically consists of discrete veins plus stockworks of narrow veins and veinlets that occur within argillic alteration host rock envelopes. At deeper levels, high grade veins that are typically less than a few metres in width are hosted by sedimentary lithologies. Veins are commonly banded in texture and can contain semi-massive to massive sulphides. Primary minerals of economic importance at Pulacayo are tetrahedrite, galena and sphalerite, with additional silver sulfosalts and native silver also contributing to deposit silver grades. Mineralization is controlled by an east-west oriented normal fault system that links two northeast trending, steeply dipping, regional strike slip faults.

Mineralization of economic interest at the Paca deposit occurs in association with the same Tertiary age volcanic dome complex that produced the Pulacayo deposit and takes the form of thin veinlets, fracture fillings and disseminations hosted by altered volcaniclastic sedimentary lithologies and altered intermediate to felsic igneous lithologies. These occur in direct association with mineralized igneous or hydrothermal breccia zones. The intensity of argillic alteration is greatest in areas of highest concentrations of metallic mineral phases such as sphalerite, galena, argentite and tetrahedrite. Stratabound disseminated mineralization and breccia hosted mineralization predominate within the deposit, but discrete mineralized veins are also present locally. The deposit occurs at the contact between an andesitic intrusive complex and volcaniclastic sedimentary host lithologies. Bedded and cross-cutting breccia deposits that are important hosts to higher-grade mineralization commonly show close spatial association with the contact zone of the andesitic intrusion.

Pulacayo Project Technical Report October 2020

1.4
Deposit Type

The Pulacayo and Paca deposits are interpreted to be low to transitional sulphidation epithermal deposits that contain both precious and base metal mineralization.

1.5
History

The Pulacayo area has a very long history of exploration and mining, with this dominated by the Pulacayo deposit itself, where most work has been concentrated on mineralized systems that comprise the TVS and related systems. In contrast, the history of Paca deposit exploration forms a relatively small part of the long-term exploration and mining history of the area. Exploration and related studies carried out since 2001 by Apogee Silver and related firms form the bulk of modern era work completed in the Pulacayo Project area and include over 91,900 m of core drilling, completion of a feasibility study in 2012 and several mineral resource estimates prepared in accordance with NI 43-101.

Mining of silver deposits at the Pulacayo Project area began in the Spanish Colonial Period (c.1545) but early production details do not exist. The first work formally recorded on the property was carried out in 1833 when Mariano Ramírez rediscovered the Pulacayo deposit. In 1857 Aniceto Arce founded the Huanchaca Mining Company of Bolivia and subsequently pursued development and production at Pulacayo. Revenue from the mine funded the first railway line in Bolivia, which in 1888 connected Pulacayo to the port of Antofagasta, Chile. In 1891, reported annual silver production reached 5.7 million ounces and mining operations at Pulacayo at that time were the second largest in Bolivia. Pulacayo production was predominantly from the Veta Tajo (Tajo Vein System) which had been defined along a strike length of 2.5 km and to a depth of more than 1000 m. In 1923, mining operation ceased due to flooding of the main working levels.

In 1927, Mauricio Hochschild bought the property and re-started mine development. The Veta Cuatro vein was the focus of this work and was intersected at a mine elevation of approximately -266 m. It was proven to continue down-dip to the -776 m elevation where it showed a strike length of 750 m. Several short adits were also established during the Hochschild period at Paca to test a mineralized volcanic conglomeratic unit that outcrops in the deposit area. Work by Hochschild in the district continued until 1952 when the Bolivian government nationalized the mines and administration of the Pulacayo deposit and management was assumed by the state mining enterprise (“COMIBOL”). Operations continued under COMIBOL until closure in 1959 due to exhaustion of reserves and rising costs. The total production from the Pulacayo mine is estimated by the National Geological and Mineral Service of Bolivia (“SERGEOTECMIN”) to be 678 million ounces of silver, 200,000 tons of zinc and 200,000 tons of lead (SERGEOTECMIN Bulletin No. 30, 2002, after Mignon 1989).

In 1956, COMIBOL established the Esmeralda adit that was driven south into the Paca deposit to assess breccia hosted high grade mineralization localized along the andesite-host sequence contact. A total of approximately 250 m of drifting and cross cutting was carried out within the main mineralized zone, distributed between the main adit level and short sub-levels above and below the main level. Workings were established for exploration purposes only and commercial production was not undertaken by COMIBOL.

Pulacayo Project Technical Report October 2020

In 1962, the Cooperativa Minera Pulacayo (the “Cooperative”) was founded and this local group leased access to the Pulacayo mine from COMIBOL. The Cooperative has carried out small scale mining in the district since that time and continues to do so at present. Efforts are directed toward exploitation of narrow, very high-grade silver mineralization in upper levels of the old mining workings, typically above the San Leon tunnel level.

Modern exploration of the Pulacayo and Paca areas began to a limited degree in the 1980’s when various mining and exploration companies targeted epithermal silver and gold mineralization within the volcanic-intrusive system present in the area. In 2001, ASC initiated an exploration program in the district, signed agreements with the Cooperative and COMIBOL and completed programs of regional and detailed geological mapping, topographic surveying and sampling of historical workings. In part, these work programs included the Paca deposit, where 3,130 m of core drilling and 896 m of reverse circulation (RC) drilling were completed and a Mineral Resource estimate was prepared. ASC also completed core drilling campaigns at Pulacayo.

In 2005 Apogee signed a joint venture agreement with ASC and subsequently commenced exploration in the region in early 2006. Extensive exploration, economic evaluation, metallurgical studies, mine and mill permitting environmental studies and underground test mining programs were subsequently carried out by Apogee between 2006 and 2015 when the Pulcayo Project was purchased by Silver Elephant’s precursor, Prophecy Development Corp. Work was carried out on both the Pulacayo and Paca deposits during this period, with emphasis placed on Pulacayo. Combined results of the ASC and Apogee diamond drilling programs carried out between 2002 and 2012 contributed to the several Mineral Resource Estimates prepared in accordance with NI 43-101 and the CIM Standards and also supported a 2013 Feasibility Study focused on underground mining that was also prepared in accordance with NI 43-101 and the CIM Standards. All of these Mineral Resource estimates and the feasibility study are now historical in nature and should not be relied upon, a Qualified Person within the meaning of NI 43-101 has not carried out sufficient work to make any of them current and Silver Elephant is not considering any of these to be current. Since 2001, ASC and Apogee completed 88,596 m of drilling from surface and underground on the Pulacayo Project, with Apogee programs accounting for 79,129 m of this total.

1.6
Exploration

Silver Elephant has completed various geological mapping and surface sampling programs over several areas of mineralization on the Pulacayo Project during the 2015 through 2017 period. Recent exploration activities completed by Silver Elephant include a geological mapping and chip sample program completed in February 2020 for the Paca area and a San Leon Tunnel geological mapping and chip sample program completed in February-March of 2020. The company also carried out a 3,277.4 m core drilling program in late 2019 and early 2020.

1.7
Drilling

Silver Elephant initiated a 7 hole surface diamond drill program at the Paca Deposit in September of 2019 and completed the program in October of 2019. Seven holes were completed for a total of 860 m. Silver Elephant also initiated surface drilling at the Pulacayo Deposit in December of 2019 and concluded in February of 2020. A total of 3,277.4 meters of drilling was completed in 18 drillholes. Results of the 2019-2020 were included in the current Mineral Resource estimation program and contribute to 91,873 m of drilling combined for both deposits, the balance of which was completed by ASC and Apogee during the 2002 to 2012 period.

Pulacayo Project Technical Report October 2020

1.8
Sample Preparation, Analysis and Security

Mercator is of the opinion that ASC, Apogee, and Silver Elephant sample preparation, analysis and security methodologies for their respective Pulacayo and Paca Deposit drilling programs were sufficient for a project of this size and that suitable documented precautions were taken by both Apogee and Silver Elephant to identify irregularities in sample analytical results. Comparable verification for the Pulacayo and Paca ASC program was not available to Mercator but no indications of problematic data were detected during Mineral Resource estimation work carried out by Mercator. Industry standard QA/QC procedures have been implemented for Apogee and Silver Elephant drilling programs.

1.9
Data Verification

Mercator staff have visited the Pulacayo Project site on three occasions to support preparation of previous Mineral Resource Estimates and co-author Arcé visited the site in September of 2020 in support of the current Mineral Resource Estimates and associated technical reporting. Results of data verification activities carried out by Mercator and the site visits show that Pulacayo Project datasets are of industry standard quality and suitable to support Mineral Resource estimation programs.

1.10
Mineral Processing and Metallurgical Testing

No new mineral processing or metallurgical testing programs have been completed for the Pulacayo and Paca deposits by Silver Elephant since acquisition of the Pulacayo Project in January of 2015. However, Apogee carried out five metallurgical testing programs during the 2003 through 2013 period that were focused on mineralized material from the Pulcayo deposit. These produced positive results and were carried out in support of the feasibility study completed by TWP in 2013 (Porter et al., 2013) for Apogee.

During 2012 Apogee processed two bulk samples at separate toll milling operations in the district, these being at the FEDOCOMIN mill and Tatasi Cooperative mill, both in Potosi Department. Mineralized material for both tests came from a trial mining program carried out earlier in the year by Apogee on two veins accessed at the 4275 m level of the mine. This mining program produced approximately 7000 tonnes of mineralized material that was stockpiled at the Pulacayo site. Approximately 600 tonnes were processed at the Tatasi mill and 124 tonnes at the FEDOCOMIN mill. FEDOCOMIN testing was identified as providing the most useful information.

In addition to the above, ASC carried out an initial metallurgical testing program for the Paca deposit that utilized sample material recovered from three core drill holes. Cyanide bottle roll testing comprised most of this program but a rougher flotation test was also carried out.

Mercator notes that the results of both the Apogee and ASC metallurgical testing programs and their associated technical reports are now historical in nature and should no longer be relied upon. A Qualified Person within the meaning of NI 43-101 has not carried out sufficient work to classify the results of these studies as current and Silver Elephant is not considering their results to be current.

Pulacayo Project Technical Report October 2020

1.11
Mineral Resource Estimates

This report documents new Mineral Resource Estimates for the two deposits that differ from the directly preceding estimates by their inclusion of open pit optimization methods for reporting of Mineral Resources. The current Mineral Resource Estimates and this supporting technical report were prepared in accordance with NI 43-101 and the CIM Standards (2014).).

Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models, associated geological and grade solids, and to interpolate silver-zinc-lead grade. The current Mineral Resource Estimate is based on combined results of 92,900 m of drilling, 44,469 core or chip analytical results, 355 trench samples, and 71 underground chip or channel samples for the two deposits. Geovia Whittle pit optimization software and the PseudoFlow algorithm were applied for pit shell optimization purposes.

A tabulation of the Mineral Resources for the Pulacayo Project is presented in Table 1.2. Pit Constrained Mineral Resources were defined for each Deposit within optimized pit shells. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn were used and metal recoveries of 89.2% Ag, 91.9% Pb, and 82.9% Zn were used for sulphide zone Mineral Resources and 80% Ag for oxide zone Mineral Resources.

Pit Constrained sulphide Mineral Resources are reported at a cut-off value of 30 g/t silver equivalent (Ag Eq.) within optimized pit shells and Pit Constrained oxide Mineral Resources are reported at a cut-off value of 50 g/t Ag within optimized pits shells. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using open conventional open-pit mining methods. Out of Pit Mineral Resources are reported external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eg.. They are considered to have reasonable prospects for eventual economic extraction using conventional underground mining methods such as long hole stoping based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

Pulacayo Project Technical Report October 2020

Table 1.2: Pulacayo Project Mineral Resource Estimate – Effective Date: October 13, 2020*
Pit Constrained Mineral Resources
Deposit(s)	Cut -off	Zone	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
Pulacayo	50 Ag g/t	Oxide	Indicated	1,090,000	125
			Inferred	25,000	60
	30 Ag Eq. g/t	Sulfide	Indicated	24,600,000	76	0.70	1.63	156
			Inferred	745,000	82	0.61	1.79	164
Paca	50 Ag g/t	Oxide	Indicated	1,095,000	185
			Inferred	345,000	131
	30 Ag Eq. g/t	Sulfide	Indicated	20,595,000	46	0.67	1.07	106
			Inferred	3,050,000	46	0.65	0.76	94
Out of Pit Mineral Resources
Pulacayo	100 Ag Eq. g/t	Sulfide	Indicated	660,000	268	0.44	1.35	307
			Inferred	900,000	179	0.42	2.14	257
Combined Pit Constrained and Out of Pit Mineral Resources**
Pulacayo and Paca	50 Ag g/t	Oxide	Indicated	2,185,000	155
			Inferred	370,000	126
	30/100 Ag Eq. g/t	Sulfide	Indicated	45,855,000	65	0.69	1.37	136
			Inferred	4,695,000	77	0.60	1.19	136
* See detailed notes on Mineral Resources in Sections 14.2.12 and 14.3.12
** “Combined Pit Constrained and Out of Pit Mineral Resources” for the Pulacayo Project is the tonnage-weighted average summation of the Pulacayo Deposit Pit Constrained and Out of Pit Mineral Resources and the Paca Deposit Pit Constrained Mineral Resource.

1.12
Interpretations and Conclusions

Based on results of the current Mineral Resource estimation program documented in this report, Mercator has concluded that detailed economic assessment studies are warranted to assess the economic viability of a combined open pit mining scenario for the Pulacayo and Paca Deposit with the possibility of related underground mining opportunities. Good potential exists for Mineral Resource extensions at both the Pulacayo and Paca deposits and new prospect evaluations are also warranted within the exploration holding. The current Mineral Resource estimate represents a 226% increase in total sulphide contained silver equivalent from the previous Mineral Resource Estimate reported by Cullen and Webster (2017) and includes definition of new oxide Mineral Resources. This substantial increase in total contained metal reflects the transition from a low tonnage high grade assessment approach or concept used in 2017 to the low grade open pit mining concept of the current Mineral Resource Estimate. The current Mineral Resource Estimate supersedes all previous Mineral Resource Estimates completed on the Pulacayo and Paca Deposits.

Pulacayo Project Technical Report October 2020

1.13
Recommendations

Mercator is of the opinion that further technical and financial assessment of the large open pit development scenario for the Pulacayo Project is warranted and that both Mineral Resource extension and new Mineral Resource definition opportunities exist on the property and warrant future exploration. Recommendations arising from the current Mineral Resource estimation program and associated project review include, in part, recommendations provided in the 2017 technical report and are as follows:

1.
Open pit planning, geological and engineering studies of sufficient detail to support a Preliminary Economic Assessment of future development possibilities for the Pulacayo and Paca deposits should be carried out.

2.
The Paca Deposit currently lacks up to date, comprehensive metal recovery information and completion of definitive metallurgical studies for the deposit are recommended for the next phase of project assessment. Additional metallurgical studies focused on low grade oxide and sulphide mineralization should be completed for the Pulacayo Deposit. Results of such studies would provide necessary inputs for future definition of Mineral Reserves.

3.
Historical mine workings are present to a substantial depth below the base of the current detailed digital workings model for the Pulacayo deposit prepared by Mercator. These additional workings are defined in hard copy historical mine records and should be digitally compiled and merged with the current digital workings model to support future work on the deposit. Historic assay results for underground sampling of mine workings have also not been digitized to date and it is recommended that this be carried, beginning within current Mineral Resource areas and progressing systematically through deeper mine levels. Continued evaluation and validation of the current workings model is also warranted.

4.
The Pulacayo Deposit remains open along strike to both east and west and also down dip. Further core drilling to define resource extensions is warranted and should be focused on extensions of both low and high grade metal trends that are defined by the current block model. Target opportunities within approximately 200 vertical m of surface should have highest priority. A core drilling allocation of 5000 m is recommended.

5.
Additional drilling is recommended to upgrade Mineral Resource categorization and better define metal grade trends within the Paca Deposit. It is recommended that infill drilling of the currently defined deposit be carried out at 50 m spaced sections along the length of the deposit. This program should include initial testing of potential deposit extension areas both down dip and along strike to both east and west. A core drilling allocation of 5000 m is recommended.

Pulacayo Project Technical Report October 2020

6.
Initial drilling assessments of the main tailings/waste rock deposits sampled by Silver Elephant in 2014 and 2015 should be completed to support future definition of Mineral Resources in accordance with NI 43-101 and the CIM Standards (2014). A study to determine the most effective method of drilling to apply in such an assessment is recommended.

7.
A new Mineral Resource Estimate for the Pulacayo Project should be prepared in accordance NI 43-101 and the CIM Standards (2014) after completion of deposit extension and infill drilling programs noted in Items 4 and 5 above.

8.
If warranted, based on results of Item 6 above, drilling definition of Mineral Resources in the waste rock and tailings areas should be carried out.

9.
A Preliminary Economic Assessment prepared in accordance with NI 43-101 and the CIM Standards (2014) and based upon an updated Mineral Resource Estimate for the project prepared after completion of recommended item 4 and 5 core drilling is recommended. Results should provide guidance regarding subsequent initiation of Pre-Feasibility or Feasibility level studies required to define mineral reserves in accordance with NI 43-101 and the CIM Standards (2014).

10.
Programs of community contact and involvement plus baseline environmental work to support potential future development of the Pulacayo Project should be continued throughout the project progression and on a timely basis.

A two phase program of recommended future work having a US$ 3.61 million estimated budget is proposed to support further evaluation of the deposits comprising the Pulacayo Project. Estimated budget details are presented below in section 1.13.

1.14
Proposed Budget for Pulacayo Project

The US$ 3.61 million estimated budget presented in Table 1.3 below is proposed to support the recommendations presented above. Two phases of work are proposed, with re-evaluation and possible revision of Phase 2 initiatives to be carried out after completion of Phase 1.

Pulacayo Project Technical Report October 2020

Table 1.3: Proposed Pulacayo Project Budget – Phases 1 and 2
Program Phase	Program Component	Estimated Cost (US$)
1	Open pit planning, geological and geotechnical engineering studies	200,000
1	Metallurgical studies	200,000
1	Expansion of digital mine model and addition of historic assay data	50,000
1	Resource extension, infill and exploratory surface and underground diamond drilling programs analyses, support and reporting – 10,000 m	1,800,000
1	Waste rock study	75,000
1	Continuation of community relations, support and environmental monitoring programs	75,000
1	Completion of an updated Pulacayo deposit NI 43-101 Mineral Resource Estimate and technical report after completion of drilling	75,000
	Subtotal Phase 1	2,475,000
2	Drilling assessment of tailings/waste rock areas and, if results warrant, completion of a NI 43-101 Mineral Resource Estimate and technical report for tailings/waste rock deposits (2000 m of shallow drilling plus analyses and support)	435,000
2	Completion of a Preliminary Economic Assessment that includes all Pulacayo and Paca deposit Mineral Resources based on the updated Mineral Resource Estimate noted in Phase 1 above and the Phase 2 Waste Rock Mineral Resource Estimate, if applicable, to determine future Pre-feasibility or Feasibility study requirements	250,000
2	Continuation of community relations, support and environmental monitoring programs	150,000
	Subtotal Phase II	835,000
	Total Phase I and II	3,310,000
	Contingency	300,000
	Grand Total	3,610,000

Pulacayo Project Technical Report October 2020

2.0
 Introduction and Terms of Reference

2.1
Terms of Reference

This report on estimation of mineral resources for the Pulacayo and Paca silver-zinc-lead deposits, located at Pulacayo, Bolivia was prepared by Mercator on behalf of Silver Elephant. Prophecy Development Corp. (“Prophecy”) changed its name to Silver Elephant in March of 2020 and is a public Canadian corporation listed on the Toronto Stock Exchange (“TSX”) under the symbol ELEF. This report reflects disclosure and resource estimation requirements set out under NI 43-101 and the CIM Standards (2014), respectively. Prophecy acquired a 100% interest in the Pulacayo and Paca deposits in early 2015 through purchase of Apogee Minerals Bolivia S.A., ASC Holdings Limited and ASC, all of which were wholly-owned subsidiaries of the previous owner, Apogee, a Canadian publicly listed mineral exploration firm with offices located in Toronto, Ontario, Canada.

Following purchase of the subsidiaries of Apogee and especially Silver Elephant’s recent exploration of the Pulacayo licenses, Silver Elephant has found it necessary to differentiate the various mineralized bodies relative to the whole project. Thus, the term “Pulacayo Project” as applied in this report refers to the full license portfolio as described in Section 3.0. This includes all mineralized bodies located within, and the total of all activities related to, the portfolio of mineralized bodies. Mineralized bodies are termed ‘deposits’ once they are spatially defined by exploration work such as drilling, trenching and underground investigations. At this time, the Pulacayo Project contains two main deposits, these being the Pulacayo deposit and the Paca deposit, and these are the subjects of the resource estimates presented in this technical report, Other named mineral prospects that are not currently well defined also occur within the Pulacayo Project, examples being Pero and Paca Mayo.

This technical report updates existing the Mineral Resource estimates prepared by Mercator for the Pulacayo and Paca deposits that had previously been disclosed in accordance with NI 43-101 in a technical report having an effective date of November 14th, 2017. For current report purposes the 2017 document is referenced as Cullen and Webster (2017).

Terms of reference for the Pulacayo and Paca resource estimation programs presented in this technical report were established through discussion with Silver Elephant in mid-2020. They reflect the company’s interest in assessing the Pulacayo Project primarily in terms of open pit mining potential. This differs substantially from the previous mineral resource estimates that focused specifically on definition of high grade mineralization having potential for future economic extraction using underground mining methods.
It was determined that the current mineral resource estimates would be based upon validated results for all core drilling completed by Apogee and ASC in the 2002 to 2009 period, additional drill holes completed by Apogee during 2010 and 2011, results for 6 Apogee surface trenches, results from systematic sampling carried out by ASC in 2006 at the Esmeralda underground workings that test a portion of the Paca deposit, and all drilling completed at both the Paca and Pulacayo deposits by Silver Elephant in 2019-2020.

Pulacayo Project Technical Report October 2020

2.2
Site Visits by Authors

Mercator staff have visited the Pulacayo Project site on three occasions to support preparation of previous mineral resource estimates and co-author Arcé visited the site in September of 2020 in support of the current mineral resource estimates and associated technical reporting. Summaries of all author site visits are presented below and additional details appear in report section 12.0 (Data Verification).

2.2.1
Mercator Site Visits

Mercator President, P. Webster, and Mercator Senior Resource Geologist, M. Harrington, carried out a site visit to the Pulacayo and Paca deposits during the period August 2nd, 2011 to August 10th, 2011 and completed a review of Apogee drill program components, including protocols for drill core logging, storage, handling, sampling and security. An independent core check sampling program was also completed, drill sites were visited and various trenched and channel sampled bedrock exposures were examined. No core or bedrock sampling of the Paca deposit was carried out at that time but drill sites and bedrock exposures were examined.

Author Cullen carried out a site visit to the nearby Pulacayo deposit during the period April 26th to April 28th of 2012 and completed similar technical reviews plus a core check sampling program with respect to 2011 oxide zone drilling by Apogee at the Pulacayo deposit. No investigations related to the Paca deposit were carried out at that time.

For both the 2011 and 2012 site visits, Mercator staff were accompanied by Mr. C. Collins, then President of Apogee, and met with Apogee Exploration Manager, Mr. H. Uribe Zeballos, both of whom provided technical and professional insight with respect to the project at that time. Site professional and technical staff provided additional assistance during the visits, under supervision of Senior Geologist, Mr. F. Mayta Quispe.

Author Cullen visited both the Pulacayo and Paca sites with author Harrington, Senior Resource Geologist at Mercator, during the period June 3rd to June 5th, 2015 and again completed discussions regarding current project geological mapping and exploration program results with Mr. H. Uribe Zeballos and site geological staff. Mr. Uribe Zeballos had been retained by Silver Elephant to serve as Chief Geologist for the Pulacayo Project. The primary focus of the June 2015 site visit was assessment of Paca deposit drill core and surface exposures in support of the 2015 resource estimation program that is updated through this report.

Mercator staff determined in the case of each site visit that exploration work carried out by the project operator at the time met current industry standards and that results of drill core check sampling programs were acceptable.

2.2.2
Site Visit by Co-Author Dr. Osvaldo Arcé, P. Geo.

On September 5th and 6th of 2020 author Arcé carried out a site visit to the Pulcayo and Paca deposit areas with specific focus placed on reviewing drill core from the 2020 Silver Elephant drilling program, completing a drill core check sampling program and discussing associated protocols for drill core logging, storage, handling, sampling and security with Silver Elephant representatives.

Pulacayo Project Technical Report October 2020

Dr. Arcé determined that exploration work, primarily represented by core drilling, carried out by Silver Elephant since the last technical report had been carried out in accordance with current industry standards and that results of drill core check sampling programs were acceptable.

2.3
Independence of Authors and Technical Report Responsibilities

All authors of this technical report are Qualified Persons as defined in NI 43-101 and are independent of Silver Elephant applying all of the tests in section 1.5 of NI 43-101 and NI 43-101 Companion Policy section 5.3. Author responsibilities with respect to preparation of this technical report are presented below in Table 2.1.

Table 2.1: Responsibilities of Authors
Author	Status	Date of Last Site Visit	Technical Report Section Responsibilities
M. Harrington, P. Geo.	Independent	June, 2015	14, parts of 1,12,25 and 26
M. Cullen, P. Geo.	Independent	June, 2015	2-11, 13, 15 to 24, 27, 28, parts of 1,12, 25 and 26
O. Arcé, P. Geo	Independent	August, 2020	Parts of 1,12

2.4
Information Consulted for Technical Report Preparation

Hard copy project records were examined by Mercator staff while in Bolivia and company digital records for the property drilling and underground workings were delivered to Mercator for purposes of resource estimation programs. This includes complete drill logs, drill plans, assay records and laboratory records for drilling and sampling completed to date for both the Paca and Pulacayo deposits. Based on such information, Mercator assembled and validated a digital drilling database upon which the current resource estimates are based. The validated database used for the last Apogee resource estimate prepared by Mercator in 2012 also forms the basis of the resource model used in the now historical Pulacayo feasibility study (Porter et al., 2013) prepared for Apogee by TWP Sudamerica S.A (“TWP”) in 2013 and was used by Mercator for the current Pulacayo deposit resource estimate after addition of 2020 core drilling results from the recent Silver Elephant program. The Paca deposit was not considered in the now historic Pulacayo deposit feasibility study prepared for Apogee in 2013. Both authors of this report are independent Qualified Persons as defined under NI 43-101 and have specific experience in the geology and mineralization types detailed in this report.
2.5
Abbreviations Used in this Report

The following abbreviations and factors (Table 2.2) have been used in this report and certain others are individually defined where they initially appear in the text. Currency references in this report reflect United States funds ($US) unless otherwise indicated. A conversion rate to Canadian funds for report purposes is assumed to be US$ 0.75 funds to 1.0 Canadian dollar and reflects a five year trailing average.

Pulacayo Project Technical Report October 2020

Table 2.2: Listing of Abbreviations and Conversions

Abbreviation	Term	Abbreviation	Term
Apogee	Apogee Silver Ltd.	Ag	Silver
ASC	ASC Bolivia LDC	Sb	Antimony
CIM	Canadian Institute of Mining, Metallurgy and Petroleum	O	Oxygen
CSA	Canadian Securities Administrators	Zn	Zinc
DTM	Digital terrain model	S	Sulphur
ID2	Inverse distance squared	Pb	Lead
IF	Inferred (resource)	Fe	Iron
IN	Indicated (resource)	Ba	Barium
Mercator	Mercator Geological Services Limited	Mn	Manganese
NI 43-101	National Instrument 43-101	As	Arsenic
NSR	Net Smelter Return	K	Potassium
OK	Ordinary Kriging	Al	Aluminum
P&E	P&E Mining Consultants Inc.	Na	Sodium
Prophecy	Prophecy Development Corp.	Si	Silica
Silver Elephant	Silver Elephant Mining Corp.
TWP	TWP Sudamerica S.A.
$US	United States of America Dollars
mm	millimeter
cm	centimetre
m	metre
km	kilometre
ha	hectare
C	Celsius
oz.	troy ounce (31.04 g)
g	gram (0.03215 troy oz.)
kg	kilogram
lb	pound
t	tonne (1000 kg or 2,204.6 lb)
T	ton (2000 lb or 907.2 kg)
Oz/T to g/t	1oz/T = 34.28 g/t
Au	Gold
Cu	Copper

Pulacayo Project Technical Report October 2020

3.0
  Reliance on Other Experts

This report was prepared by the authors for Silver Elephant and the information, conclusions and recommendations contained herein are based upon information available at the time of report preparation. This includes data and reports made available by Silver Elephant as well as project data and reports provided previously by Apogee to support resource estimation programs carried out between 2011 and 2013. It also includes data and reports made available by Silver Elephant as well as project data and reports provided previously by Apogee to support the Paca deposit resource estimation program carried out by Micon in 2010 (Pressacco and Gowans, 2007). Information contained in this report is believed to be reliable, but parts of the report are based upon information not within Mercator’s control. Mercator has no reason, however, to question the quality or validity of data used in this report. Comments and conclusions presented herein reflect the authors’ best judgment at the time of report preparation and are based upon information available at that time.

Mercator relied upon Silver Elephant with respect to provision of legal opinions regarding Bolivian mining law and regulations, mineral titles, surface titles plus mineral and other agreements that pertain to the Pulacayo and Paca deposits, which collectively form the Pulacayo Project. These appear in sections 4.2, 4.3 and 4.4. More specifically, Mercator relied upon information pertaining to these topics provided by Mr. Gustavo A. Miranda Pinaya who serves as Executive President and in-house legal counsel for Apogee Minerals Bolivia S.A. as well as Bolivia Country Manager and in-house legal counsel for Apogee Minerals Bolivia SA. These legal opinions were re-affirmed by Mr. Miranda Pinaya in September 2020 for current report purposes.

Mercator also relied upon Silver Elephant with respect to provision of an opinion on site environmental liabilities and details of current status and nature of site environmental and production permits that exist for the Pulacayo project, inclusive of the Paca deposit. Summarized information pertaining to these items that appears in this report was confirmed by Silver Elephant. This comment pertains to section 4.4.

4.0
Property Description and Location

4.1
General

The Pulacayo Project covers approximately 3560 ha of surface area in two non-contiguous groups of mining concessions centered on the historic Pulacayo mine and town site. The property is located in southwest Bolivia, approximately 460 km from the capital city of La Paz, 130 km southwest of the town of Potosi and 18 km northeast of the city of Uyuni (Figure 4.1). It is accessible by good roads from La Paz which are now paved to the town of Uyuni and beyond to Potosi. The property is centered at approximately 740450 m E and 7744695 m N WGS84 Zone 19, south datum, and at an elevation of 4305 m ASL (Figure 4.1). The paved highway provides excellent year-round access to the Pulacayo project area and lesser roads and trails join the prominent historic exploration or mining areas such as Paca and Paca-Mayo to the Pulacayo site. Some of the property roads are characterized by steep slopes and switchbacks and require substantial driver caution. Four-wheel drive vehicles are recommended for travel within the property limits.

Pulacayo Project Technical Report October 2020

The tourist town of Uyuni, on the edge of the large Salar de Uyuni (salt lake), provides limited local services. The town has railway connections with the cities of Oruro, Potosí and Villazon and also to the borders with Argentina and Chile. Uyuni has a newly developed airport with asphalt strip which can now accommodate turbo props and regional jet service. There are also several small hotels, hostels, restaurants, schools, medical and dental facilities and internet cafes. The San Cristóbal Mining Company has constructed a gravel road from San Cristóbal, approximately 100 km southwest of Uyuni, to the border with Chile.

4.2
Summary of Mineral Title

The following excerpt from Pressacco et al. (2010) that outlines the mineral title and governance regime applicable to the Pulacayo holdings was previously presented in Cullen and Webster (2012b and 2015a,b) and was updated by Silver Elephant in 2015 and 2017.

4.2.1 Overview of Bolivian Mining Law

4.2.1.1 General Facts

The granting of mining concessions in Bolivia is governed by the Constitution (Constitución Política del Estado), the new Mining and Metallurgy Law (Ley de Minería y Metalurgia) enacted

Pulacayo Project Technical Report October 2020

Figure 4.1: Location Map, Pulacayo Project
by Law No. 535 of May 28, 2014, supplemented by certain specific Laws and Supreme Decrees that rules taxation, environmental policies, and administrative matters, etc.

Pulacayo Project Technical Report October 2020

Ground and underground resources are from original domain of the Bolivian people and the resources can be granted by the State for exploitation, but the Government of Bolivia is prohibited to transfer them, according to the Article 349.I of the Constitution.

Foreigners, according to the Article 262.I of the Constitution and Article 28 of the Mining and Metallurgy Law are not authorized to apply and execute mining administrative contracts, hold any mineral rights or own real estate property within a buffer zone of 50 km surrounding the Bolivian international borders.

In May 28th, 2014 the Bolivian government enacted new mining legislation1 which establishes that any mining activity will be performed under the new legal framework of “mining administrative contracts”.

Current existing Special Temporary Authorizations (“ATEs”), formerly known as “mining concessions”, must follow a procedure before the mining supervisory body known as the Administrative Jurisdictional Mining Administration (“AJAM”) to be converted into “administrative contracts”2, this type of “mining administrative contract” does not involve the participation of the Bolivian State through its state owned mining corporation known as COMIBOL.

The “government take” is limited to taxes, the annual mining patents3 and to the “Mining Royalty”4 that is paid when the minerals are sold. COMIBOL does not hold any interest or participation in this type of contract. The contracts will be executed with the AJAM. The same concept applies to new applications for “mining areas”.

 “Cuadrícula” is the current mining measure unit, which is an inverted pyramid with the inferior vertex pointing the earth’s core, with an exterior perimeter equal to 25 hectares.

Some existing mining rights have been applied for and granted according to the system governed by the 1965 Mining Code, which has not been in effect since 1997. However, these rights are legal, and must be converted into administrative contracts too. The measure unit of the mining concessions obtained according to the aforementioned old Mining Code system is the “pertenencia minera”, which is an inverted pyramid with the inferior vertex pointing at the earth’s core, with an exterior perimeter equal to one hectare.

Mining rights cannot be transferred, sold or mortgaged.

Some of the most important provisions of the New Mining Law relate to Mining Rights, Mining Contracts, and the creation of AJAM, which is described in detail below.

1 Mining and Metallurgy Law No. 535 released in May 28th, 2014
2 Mining and Metallurgy Law, Articles 185 - 206
3 Mining and Metallurgy Law, Articles 230 - 234
4 Mining and Metallurgy Law, Articles 223 - 229

Pulacayo Project Technical Report October 2020

4.2.1.2 Mining Rights

With respect to mining rights, Article 92 of the Mining and Metallurgy Law provides that mining rights grant their holders the exclusive faculty to prospect, explore, exploit, concentrate, smelt, refine, industrialize and commercialize the mineral resources, by means of mining activities, in part or over all of the productive chain. However, on the other hand, Article 93 provides that such rights shall not grant their owners’ property or possession rights over such mining areas, and that the holders of mining rights may not grant leases over the mining areas.

In addition, Article 94 of the Mining and Metallurgy Law provides that the Plurinational State of Bolivia acknowledges and respects the acquired rights of individual or joint title holders, private and mixed companies, as well as other forms of private property rights in relation to their corresponding ATEs, subject to the prior transition or adjustment to the regime of administrative mining contracts, provided by the same Mining and Metallurgy Law.

In regard of property rights, as well as the protection of investments and rights over property, Articles 95 and 102 provide that title holders shall have dominion over their investment, the mining production, movable and immovable properties built on the land, as well as the equipment and machinery installed inside and outside of the perimeter of the mining area; and that the State shall guarantee conditions of mining competitiveness and foreseeability of legal provisions for the development of the mining industry.

Lastly, Articles 97 and 99 of the Mining and Metallurgy Law provide that title holders shall have the right to receive profit or surpluses generated by the mining activity, subject to the compliance with applicable tax laws; and that the State guarantees the rule of law over mining investments of title holders who are legally incorporated.

4.2.1.3 Mining Contracts

The Mining and Metallurgy Law regulates mining contracts in Title IV, Chapter I, and it provides that the administrative mining contract is the legal instrument “whereby the State grants …, mining rights for undertaking certain mining activities, to productive mining actors within the state, private and cooperative mining industry.”

Pursuant to Articles 134 to 136, mining contracts shall be formalized by means of a public deed legalized before a Notary Public of the jurisdiction where the mining area is located, and shall be signed by the AJAM, as representative of the Executive Branch.

According to the article 144 of the Mining and Metallurgy Law, to retain the rights to the mining administrative contract, the title holder must comply with two requirements: a) pay the patentes annually, according to the scale detailed on Article 230 of the Mining and Metallurgy Law, and b) explore or exploit the area granted. Mining areas granted by the Government of Bolivia cannot remain without carrying any activity for more than six months.

Pulacayo Project Technical Report October 2020

If an area with potential is under the name of COMIBOL or under the name of any other state-owned mining company, then another type of mining contract must be executed: the Mining Association Contract5. This type of contract is like a Joint Venture Contract, highlighting that the contract must be executed under Bolivian laws, with arbitration in Bolivia6, and establishing that the participation of the Bolivian counterpart cannot be lower than 55% of the profits7. This Association Contract has a Board that must have the same number of representatives for each party; but the chairman of the Board will always be elected from the members representing the state-owned company8. The Bolivian party is a free carried interest party that only contributes with the mining areas and no other commitments are made such as investments.

On October 24th, 2016 President Morales enacted Law 845, which modifies some articles of Law 535 (New Mining Law), which among other things creates a new type of contract, the Mining Production Contract which can be executed by local or foreign companies on areas under the administration of COMIBOL.

The most important topics about the new Mining Production Contracts are: they are executed with COMIBOL, COMIBOL’s participation is a percentage of the Gross Sale Value of the mineral/concentrate (which is negotiated with COMIBOL and the concept is similar to a Royalty), it doesn’t fall into the 45%/55% participation scheme of the Mining Association Contracts, an investment Schedule and also a Work Plan are part of the contract, the maximum term of the Mining Production Contract is 15 years with the chance to have it renewed for another 15 years.

In order to be valid between the signing parties and enforceable towards third parties, mining contracts are required to be filed before the Mining Registry, and once executed, signatory parties shall not be able to transfer or assign their rights therein.

4.2.1.4 Jurisdictional Administrative Mining Authority (AJAM)

One of the most important features of the Mining and Metallurgy Law is the creation of a new supervisory entity called the Jurisdictional Administrative Mining Authority (Autoridad Jurisdiccional Administrativa Minera, or AJAM).

The role of the AJAM is to manage, supervise and control every mining activity carried out in Bolivia, as well as the Mining Registry.

In addition, one of the main responsibilities of the AJAM is to draft and propose legislation to the Executive Power, in order to regulate the transition of the ATEs into mining contracts. In accordance with Article 185 of the Mining and Metallurgy Law, the transition of the ATEs into mining contracts shall be processed before the AJAM, within six months of the issuance of the corresponding supreme decree and administrative resolution providing the procedure for the transition.

5 Mining and Metallurgy Law, Article 145
6 Mining and Metallurgy Law, Article 147
7 Mining and Metallurgy Law, Article 148
8 Mining and Metallurgy Law, Article 150

Pulacayo Project Technical Report October 2020

However, up to the date of this legal report, no new regulation has been issued about the rules and procedures to follow before the AJAM to convert the ATEs into mining administrative contracts. As a result, the current status of every ATE is in preserved.

4.2.1.5 Technical Matters / SERGEOMIN

The Ministry of Mining and Metallurgy is responsible for mining policy. Servicio Geológico Minero de Bolivia (“SERGEOTECMIN”) – the Bolivian Geological Survey, a branch of the Ministry, is responsible for management of the mineral titles system.

SERGEOTECMIN also provides geological and technical information and maintains a USGS-donated geological library and publications distribution centre. Also, tenement maps are available from SERGEOTECMIN, which has a GIS based, computerized map system.

Exploration and subsequent development activities require various degrees of environmental permits, which various company representatives have advised are within normal international standards.

4.2.1.6 Mining and Metallurgy Law, Joint Venture Agreements and Mining Cooperatives

In May of 2014, the Government of Bolivia enacted Mining Law No. 535 (the “New Mining Law”), which was subject to an amendment in October 24th, 2016 (Law 845).

Art. 94 II of the New Mining Law establishes that the Government of Bolivia acknowledges and respects pre-established rights of the mining cooperatives. However, the same article establishes that these rights must follow a procedure to be converted into Administrative Mining Contracts.

Art. 129 of the New Mining Law also rules that according to the Bolivian Constitution (Article 8th of the Transitory Regulations section) the Government of Bolivia will respect pre-established rights of the Mining Cooperatives.

4.2.1.7 Taxes Applicable to the Mining Industry in Bolivia

There are three types of duties that are paid in Bolivia: General Taxes, Mining Royalty and Mining “Patentes”

General Taxes

Value Added Tax (“IVA”) equal to 13%; but recoverable through fiscal credit gained when purchases of goods or services are paid.

Transaction Tax (“IT”) equivalent to 3% of every transaction.

Income Tax (“IUE”) equivalent to 25%. Deductions are applicable and cumulated loss or investment could be considered before the calculation of the income. An additional 12.5% is paid when metals/minerals reach extraordinary market prices.

Pulacayo Project Technical Report October 2020

Foreign Remittances Tax (“IRE”) equivalent to 12.5% of the amount of money wired to other countries.

When goods are important the Consolidated Customs Tax (“GAC”) must be paid, the GAC is composed by: (IVA, IT and an additional percentage depending on the good that is imported).

There is also a system for temporary importing of goods, the system receives the name of RITEX and the payment of GAC is not required.

4.2.1.8 Mining Royalty

This payment does not fall into the specific category of “tax”. However, implies a burden on the mining producer and is assumed as part of the “government take”. The “Regalía Minera” is levied on the “gross sale value” of the mineral and ranges from 3% to 7% depending on the element and depending on international market prices.

4.2.1.9 Mining Patentes

The Mining Patentes are paid to maintain the rights of the mining titleholders. The payment of the Patentes is per annum and is approximately U$. 6,00 per hectare.

4.2.2 Silver Elephant Mineral Title Ownership

Mr. Gustavo A. Miranda, Executive President and in-house legal counsel for Apogee Minerals Bolivia S.A. reviewed and updated the following property ownership report in July of 2020 that details the agreements that pertain to Silver Elephant’s current involvement with the Pulacayo and Paca properties. Mr. Miranda Pinaya also confirmed which conditions described in this report remained in place at the effective date of the current report. Mercator has relied upon this information for report purposes and has not independently verified related content.

4.2.2.1 Pulacayo Group of Concessions / Mining Areas

Details of mineral title ownership of the Pulacayo and Paca area properties used to be complicated by multi-layered option and joint venture agreements, with original ownership established prior to Prophecy’s acquisition of Apogee’s interest in the area in January 2015. Silver Elephant’s current interests and ownership in the project were established under the terms of the January 2015 acquisition agreement with Apogee.

The Pulacayo group of concessions are part of a large group of mining properties that have been nationalized in 1952. These “nationalized” concessions as defined by the Bolivian Constitution belong to the “Bolivian people” and are administered by COMIBOL.

Originally, Apogee and subsequently Prophecy operated in Pulacayo under a Joint Venture Agreement executed between ASC Bolivia LDC Sucursal Bolivia (an Apogee fully-owned subsidiary, now a subsidiary of Silver Elephant), the Pulacayo Cooperative (which had an underlying Lease Agreement executed with COMIBOL) and COMIBOL.

Pulacayo Project Technical Report October 2020

On September 1st, 2016, the Bolivian government issued Supreme Decree N° 2891 which was confirmed by Law N° 845 dated October 24th, 2016. Both regulations require the return to the State domain areas where mining cooperatives and private companies would have had executed Joint Venture Agreements, and for Lease or Sub Lease agreements to be converted into Mining Production Contracts.

As detailed by the Supreme Decree No. 2891 the deadline to file the application to have Joint Venture Agreements converted into Mining Production Contracts was December 23rd, 2016. Law No. 845 also provided the possibility to continue carrying out mining activities through the process of signature of Mining Production Contracts directly with COMIBOL. In the case of the Pulacayo Project, the company submitted the required application on December 22nd, 2016, before the deadline.

After almost two years of administrative procedures and negotiations with the Bolivian Mining Minister and COMIBOL, on October 2nd 2019 Apogee Minerals Bolivia S.A. (a fully-owned subsidiary of Silver Elephant) a Mining Production Contract with COMIBOL, which has been approved by COMIBOL’s Board according to Resolution No. 6653 dated September 20th, 2019.

The Mining Production Contract has a term of 15 years and is subject to renewal for another 15 years (total 30 years), COMIBOL is entitled to receive 7% of the Gross Sales Value, no monthly fee payable to COMIBOL has been included, and the Pulacayo Cooperative is not a party on the agreement. The Mining Production Contract must be approved by the Bolivian Plurinational Assembly (Bolivian legislative branch), while this final step is in process Apogee Minerals Bolivia S.A., and therefore Silver Elephant, can carry out its duties in Pulacayo under COMIBOL’s special authorization.

COMIBOL’s mining areas granted by the Mining Production Contract are detailed on Table 3.1.

As described above, the procedure to convert STA’s to Mining Contracts has already started as the Bolivian Mining and Metallurgy Ministry issued Resolution 0294/2016 on December 5th, 2016 establishing the rules, terms and procedure that all the current STAs must follow to be adapted into “Administrative Mining Contracts”.

Prophecy (now Silver Elephant) also initiated the above procedure for the STA named “Apuradita”. The application was submitted to AJAM (according to Resolution 0294/2016) on July 20th, 2017 according to the schedule released by AJAM in January 2017. It is expected that the process to convert current STA’s into Administrative Mining Contracts will conclude in 2020. In the meantime, titleholders can continue development activities on the areas of the STA’s.

On December 6th, 2019 Resolution No. AJAMR-PT-CH/DR/RES-ADM/631/2019 was issued by AJAM awarding the “Apuradita” Mining Administrative contract for the Paca area to ASC Bolivia LDC Sucursal Bolivia (a wholly owned subsidiary of Prophecy), final steps include the signature of the Administrative Mining Contract and the approval of it before the Bolivian Plurinational Assembly. The procedure has suffered delays due to the COVID-19 worldwide pandemic and it is expected to be concluded by the end of 2020.

Pulacayo Project Technical Report October 2020

Figure 4.2 shows the distribution of current Silver Elephant mineral titles for the entire Pulacayo Project area and Table 4.1 lists the individual holdings that comprise this portfolio.

Table 4.1: Silver Elephant’s Pulacayo Project Exploration Holdings at Report Effective Date.
*STA	Titleholder	Size (ha)	Patentes Payment	Registration Number	Location
Pulacayo	COMIBOL	1031	Payment is not required*	512-01015	Pulacayo
Porvenir	COMIBOL	1199	Payment is not required*	512-01165	Pulacayo
Huanchaca	COMIBOL	470	Payment is not required*	512-03903	Pulacayo
Galería General	COMIBOL	76	Payment is not required*	512-01160	Pulacayo
Subtotal		2776
Temeridad	COMIBOL	10	Payment is not required*	512-00992	Paca
Real del Monte	COMIBOL	24	Payment is not required*	512-00994	Paca
Apuradita	ASC Bolivia LDC	750	2017	512-03652	Paca
Subtotal		784
Grand Total		3560
* Special Transitory Authorization – formerly mining concession

Pulacayo Project Technical Report October 2020

Figure 4.2: Pulacayo Project Mineral Titles

4.3
Environmental Considerations

Silver Elephant advised Mercator that the following description of the Pulacayo Project’s environmental considerations was accurate at the effective date of this report. It is understood that all rights and responsibilities established through permits issued to Apogee are now applicable to Silver Elephant. Mercator had previously summarized this information for purposes of the 2015 and 2017 Pulacayo mineral resource estimates prepared for Prophecy and updated information is presented below. Mercator has relied upon Silver Elephant for provision of this information for current report purposes. Mercator has not verified any of the updated content presented below. The following text is primarily focused on the Pulacayo site but is relevant to the Paca deposit due to the reasonable possibility of mineralized material from the Paca deposit being processed at a central milling complex situated at the Pulacayo site.

Pulacayo Project Technical Report October 2020

The Pulacayo Project’s current environmental operating requirements are set out in compliance with the Environment Law (Law Nº 1333) and the Environmental Regulation for Mining Activities. A certificate of exemption was obtained for the exploration phase and an audit of the Environmental Base Line (ALBA) was carried out between December 2007 and July 2008 by Mining Consulting & Engineering “MINCO S.R.L.”, a Bolivian based professional consulting firm with broad exposure to the mining industry. Its audit report summarized the work carried out during the Environmental Assessment by Apogee and includes 1) a compilation of information on the local vegetation, animals, soil, water, air, etc., including collection of more than 500 samples in the area of interest to support the conclusions and recommendations of the report; 2) an evaluation of the social impact of the project; 3) an evaluation of the area contaminated during previous mining activities, including tailings, abandoned facilities, acid waters, scrap, etc.; and 4) an evaluation of other environmental liabilities.

The very long production history of the Pulacayo site, which in part is not fully documented, has potentially resulted in mining or milling associated site contamination issues related to waste rock or tailings deposit distributions that are not fully defined at this time. These may be additional to the areas of such concern identified in environmental permitting activities completed to date. Future issues associated with these should be considered project risks that may require management as the project progresses. Additional issues with site contamination associated with historical and recent site operations carried out by, or on behalf of, COMIBOL that are related to that firm’s infrastructure at the site may also pose future project risk that should monitored. Potential impacts of poorly or undocumented site operations by the local mining cooperative may also require management as the project progresses.

On May 25, 2011 Apogee was awarded an environmental licence by the Bolivian authorities sanctioning mining operations at its Pulacayo project. The permit (Certificado de Dispensación Categoria 3 Para Exploración y Actividades Mineras Menores/EMAP) allows for the extraction of up to 200 tonnes per day from underground for stockpiling and transporting for off-site processing. This permit is still in effect at the effective date of this report.

On September 25th, 2013 Apogee was awarded by the Bolivian Ministry of Water and Environment the Environment Impact Declaration certificate which shows that the Bolivian environmental authorities approved the Environmental Impact Assessment ("EIA") which permits establishment of mining, milling and tailings facilities on the Pulacayo site of sufficient size to support milling operations of up to 560 tonnes per day. The application to obtain this permit was applied by Apogee on December 17, 2012. The submission was the result of over 30 months of technical studies and consultations, including a comprehensive water management plan, the feasibility study, archeological studies, flora and fauna studies, mine closure planning, social baseline studies, and results from two years of public consultations with local communities. Prophecy has advised that all permits previously granted to Apogee currently remain in effect for Prophecy.

On May 25, 2011 Apogee was awarded an environmental licence by the Bolivian authorities sanctioning mining operations at its Pulacayo project. The permit (Certificado de Dispensación Categoria 3 Para Exploración y Actividades Mineras Menores/EMAP) allows for the extraction of up to 200 tonnes per day from underground for stockpiling and transporting for off-site processing. This permit is still in effect at the effective date of this report.

Pulacayo Project Technical Report October 2020

On November 12th, 2018 ASC Bolivia LDC Sucursal Bolivia was awarded an updated environmental licence by the Bolivian authorities sanctioning mining operations at its Paca project. The permit (Certificado de Dispensación Categoria 3 Para Exploración y Actividades Mineras Menores/EMAP) which allows exploration activities. This permit is still in effect at the effective date of this report.

Silver Elephant has advised Mercator that the agreements and permits currently in place for the Pulacayo project provide authority to carry out the Pulacayo and Paca deposit area exploration work programs recommended in this report. They also provide access for development of certain mining, milling and tailings infrastructure for the Pulacayo deposit, subject to site environmental directives. Mercator has relied upon this information provided by Silver Elephant and has not completed independent verification.

Mercator has not independently verified any of the environmental, permitting, test mining or test milling permit information presented in this report section and has relied upon Silver Elephant for provision of such information in all instances. However, Mercator had no reason at the effective date of this report to question the information provided by Silver Elephant regarding these items.

Mercator is not aware, and has not been advised by Silver Elephant, of any other known significant factors and risks that may affect access, title or the right or ability to perform work on the property.

Pulacayo Project Technical Report October 2020

5.0
 Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1
Introduction

The discussions presented in report sections 5.2 through 5.5 are taken from Cullen and Webster (2012b and 2015a,b and 2017) and were originally modified after those presented by Pressacco et al. (2010). They are otherwise directly based on reporting for Apogee by Iriondo et al. (2009).

5.2
Accessibility

Bolivia is a landlocked country located in central South America and includes diverse geographic and climatic conditions that range from snow-capped peaks and high-altitude plateaus to vast, low-lying grasslands and rainforests. The country is normally accessible by international air travel from Miami (American Airlines), Mexico City, Brazil, Chile (LAN), Argentina and Peru (Taca Airlines). In addition, local Bolivian airlines fly regular internal flights between major cities, with several flights a week to a newly paved runway at Uyuni city, located 18 km south of the Pulacayo property. While these routes and access methods are normally available, at the time of report preparation airline travel to and from Bolivia, as well as internally within the country, plus land travel within the country, had been materially reduced due to the affects of the internationally extensive Novel Coronavirus (Covid19) pandemic. It is not clear how long this will continue.

The principal highways are generally paved and heavy trucks and buses dominate road traffic outside of the major cities. For the most part, road freight service functions adequately even to small remote villages. The Pulacayo project is accessed from La Paz by means of a paved road, which runs to the area of Huari, passing through Oruro. It can also be accessed by the road between Oruro and Potosí and from Potosí to Uyuni by a good quality paved road. Paving of the road from Potosí to Uyuni began in 2007 and has now been completed to Potosi. Secondary roads can be best described as “tracks” and winding, single lane roads are often precariously carved out of steep slopes.

There is also a reasonably well-developed rail system with connections south to Argentina, east to Brazil and west to Chile and the port of Antofagasta. Rail service from Uyuni connects with Oruro, Atocha, Tupiza, and Villazon (on the border with Argentina). Uyuni is also connected by railway to Chile through Estación Abaroa. Disused rail lines exist between Uyuni-Potosí and Oruro-La Paz. Figure 5.1 presents major highway and rail routes of Bolivia relative to the Pulacayo project’s location.

Pulacayo Project Technical Report October 2020

Figure 5.1: Major Routes and Physiographic Regions in Bolivia

Pulacayo Project Technical Report October 2020

5.3
Climate and Physiography

Two Andean mountain chains run through western Bolivia, with many peaks rising to elevations greater than 6,000 m above sea level. The western Cordillera Occidental Real forms Bolivia’s western boundary with Peru and Chile, extending southeast from Lake Titicaca and then south across central Bolivia to join with the Cordillera Central along the country’s southern border with Argentina. Between these two mountain chains is the Altiplano, a high flat plain system at elevations between 3,500 m and 4,000 m above sea level. East of the Cordillera Central a lower altitude region of rolling hills and fertile basins having a tropical climate occurs between elevations of 300 m and 400 m above sea level. To the north, the Andes adjoin tropical lowlands of Brazil’s Amazon Basin (Figure 5.1).

Climate within Bolivia is altitude related. The rainy period lasts from November to March and corresponds with the southern hemisphere’s summer season. Of the major cities, only Potosí receives regular snowfalls, with these typically occurring between February and April at the end of the rainy season. La Paz and Oruro occasionally receive light snow. On the Altiplano and in higher altitude areas, sub-zero temperatures are frequent at night throughout the year. Snow-capped peaks are present year-round at elevations greater than approximately 5,200 m.

The Pulacayo Project area is located immediately southwest of the Cosuño Caldera and local topographic relief is gentle to moderate, with elevations ranging between 4,000 m and 4,500 m above sea level. The Paca and Pulacayo volcanic domes are volcanic structures that exist as prominent topographic highs in this area. The area has a semi-arid climate, with annual rainfall of approximately 100 mm and a mean summer temperature of 12° C between October and March. During winter, minimum temperatures reach the -20 to -25° C range and summer maximums in the 18 to 20° C range occur in June and July. Yearly mean temperature is 5.5° C. Vegetation is sparse to non-existent and consists of only local low bushes.

5.4
Local Resources and Infrastructure

Bolivia has a long history as a significant primary producer of silver and tin, with associated secondary production of gold, copper, antimony, bismuth, tungsten, sulphur and iron. The country also contains sizeable reserves of natural gas that have not been fully developed to date due to export issues and limited access to required infrastructure.

The country has an abundance of hydroelectric power and transmission lines which parallel the road system provide service to most major settlements. Remote villages generally have diesel generators which run infrequently during evening hours. Transmission lines from the hydroelectric plants of Landara, Punutuma, and Yura that were reconditioned by a joint venture between COMIBOL and the Valle Hermoso Electrical Company pass within a few kilometres of Pulacayo.

Telephone service and internet access are available in most areas and cellular telephone service is widespread. However, coverage is not complete and international connectivity is not ensured. Local communication services in the area are good and consist of an ENTEL-based long-distance telephone service, a GSM signal for cell phones and two antennae for reception and transmission of signals from national television stations. Apogee installed a satellite receiver to provide internet access for its operation and this service is shared with the Cooperative Social del Riesgo Compartido (Shared Risk Cooperative). An adequate supply of potable water for the town is supplied by pipeline from a dam and reservoir (Yana Pollera) facility located 28 km from Pulacayo in the Cerro Cosuño.

Pulacayo Project Technical Report October 2020

Coeur d’Alene Mines Corporation (San Bartolome), Pan American Silver Ltd. (San Vicente), Glencore International plc (Sinchi Wayra) and Sumitomo Corporation (San Cristóbal) are significant international companies with producing mines in this region in recent years. Basic exploration services are available in Bolivia and include several small diamond core drilling contractors, the ALS Group, which operates an analytical services sample preparation facility in Oruro, the SGS Group, which has analytical services and preparation facilities in La Paz, and several locally owned assay facilities. The Bolivian National School of Engineering operates a technical college in Oruro (Universidad Técnica de Oruro) that includes a mineral processing department and laboratory facilities that provide commercial services to the mining industry. In general, an adequate supply of junior to intermediate level geologists, metallurgists, mining engineers and chemists is currently considered to be present in the country.

Since down-sizing of site operations at Pulacayo by Apogee in 2013-2014, the population of the community has dropped to approximately 300 to 400 permanent residents, many of whom are associated with the Cooperativa Minera Pulacayo Ltda. (Pulacayo Mining Cooperative). The village has a state-run school and medical services are provided by the state’s Caja Nacional de Seguros (National Insurance Fund). A hospital and clinic function independently. Numerous dwellings and mining related buildings in Pulacayo are owned by COMIBOL and some of these have been donated to the Pulacayo Mining Cooperative. Under terms of the Shared Risk Contract, COMIBOL makes some mining infrastructure available for use by Silver Elephant (Figures 5.2 and 5.3).

Figure 5.2: Pulacayo COMIBOL Operations Facility Used by Silver Elephant

Pulacayo Project Technical Report October 2020

Figure 5.3: Pulacayo COMIBOL Office Facility Used by Silver Elephant

Pulacayo Project Technical Report October 2020

5.5
Access for Recommended Work Programs and Future Operations

As stated above in section 4.3, Silver Elephant has advised Mercator that the agreements and permits currently in place for the Pulacayo project provide authority to carry out the Pulacayo and Paca deposit area exploration work programs recommended in this report. They also provide access for development of certain mining, milling and tailings infrastructure for the Pulacayo deposit, subject to site environmental directives. Mercator has relied upon this information provided by Silver Elephant and has not completed independent verification.

Based on site visits and discussions with Silver Elephant staff, Mercator is of the opinion that sufficient undeveloped land is present in the Pulacayo project area to support the work programs recommended in this report for the Pulacayo and Paca deposit areas and also to support future establishment of mining, milling and tailings facilities at this location at the scale currently envisioned by Silver Elephant.

Pulacayo Project Technical Report October 2020

6.0
 History

6.1
Introduction

The Pulacayo area has a very long history of exploration and mining, with this dominated by the Pulacayo deposit itself, where most work has been concentrated on mineralized systems that comprise the TVS. In contrast, the history of Paca deposit exploration forms a relatively small part of the long-term exploration and mining history of the area. Since the history of Paca exploration is directly related to that of the adjacent Pulacayo deposit, the summary presented in report section 6.2 below that is taken from Cullen and Webster (2017) reflects this association. It was modified and updated after an earlier summary prepared by Pressacco et al. (2010). A more detailed description of exploration history is presented in a report in Spanish by Iriondo et al. (2009).

Details of exploration and deposit assessment programs specific to the Pulacayo and Paca deposits are summarized below and also presented in the previous NI 43-101 technical reports disclosed by Silver Elephant in support of the separate, respective resource estimates prepared for those deposits, these being Cullen and Webster (2015a,b) and Cullen and Webster (2017).

While Pulacayo deposit exploration and production history spans many decades, well documented exploration work carried out on the Paca deposit is restricted to the period beginning in 2001 when modern programs of assessment that include Induced Polarization surveying, geological mapping, reverse circulation drilling and core drilling were carried out. History of work at Paca is more difficult to document prior to that period, but it is clear that COMIBOL investigated the core breccia zone area of the deposit through development of the Esmeralda adit and associated underground workings in 1956. Prior to that, records show that near surface workings focused on the outcropping Paca mineralized conglomerate unit had been developed at some time during the Hochschild Company (“Hochschild”) period of operation at the nearby Pulacayo mine (1927 to 1952 period). On-site processing of at least some material from the conglomerate unit was undertaken and produced the local “tailings” deposits at that location that are described by Silver Elephant. These were included in a preliminary sampling program by the Silver Elephant during 2015 (press release dated February 2nd, 2015) and subsequent metallurgical testing (press release dated September 10th, 2015).

6.2
Pre-2001 Exploration and Mining

Mining of silver deposits at the Pulacayo project began in the Spanish Colonial Period (c.1545) but production details do not exist. The first work formally recorded on the property was carried out in 1833 when Mariano Ramírez rediscovered the Pulacayo deposit. In 1857 Aniceto Arce founded the Huanchaca Mining Company of Bolivia and subsequently pursued development and production at Pulacayo. Revenue from the mine funded the first railway line in Bolivia, which in 1888 connected Pulacayo to the port of Antofagasta, Chile. In 1891, reported annual silver production reached 5.7 million ounces and mining operations at Pulacayo at that time were the second largest in Bolivia. Highest historic production is attributed to the Cerro Rico de Potosi deposit. Pulacayo production was predominantly from the Veta Tajo (Tajo Vein System) which had been defined along a strike length of 2.5 km and to a depth of more than 1000 m. In 1923, mining operation ceased due to flooding of the main working levels.

Pulacayo Project Technical Report October 2020

In 1927, Mauricio Hochschild bought the property and re-started mine development. The Veta Cuatro vein was the focus of this work and was intersected at a mine elevation of approximately -266 m. It was proven to continue down-dip to the -776 m elevation where it showed a strike length of 750 m. During this time, the 2.8 km long San Leon access tunnel was developed to facilitate ore haulage and the first recorded exploration work in the area was undertaken. Several short adits were also established during the Hochschild period at Paca to test a mineralized volcanic conglomeratic unit that outcrops in the deposit area. Material from these was processed on site and coarse residual fractions from this work comprise the “tailings deposits” sampled and described by Silver Elephant at the Paca site. The results of the historic testing are not known.

Work by Hochschild in the district continued until 1952 when the Bolivian government nationalized the mines and administration of the Pulacayo deposit and management was assumed by the state mining enterprise COMIBOL. Operations continued under COMIBOL until closure in 1959 due to exhaustion of reserves and rising costs. COMIBOL also imposed cutbacks on exploration during that period. The total production from the Pulacayo mine is estimated by SERGEOTECMIN to be 678 million ounces of silver, 200,000 tons of zinc and 200,000 tons of lead (SERGEOTECMIN Bulletin No. 30, 2002, after Mignon, 1989).

In 1956, COMIBOL established the Esmeralda adit that was driven south into the Paca deposit to assess breccia hosted high grade mineralization localized along the andesite-host sequence contact. A total of approximately 250 m of drifting and cross cutting was carried out within the main mineralized zone, distributed between the main adit level and short sub-levels above and below the main level. Workings were established for exploration purposes only and commercial production was not undertaken by COMIBOL.

In 1962, the Cooperativa Minera Pulacayo (the “Cooperative”) was founded and this local group leased access to the Pulacayo mine from COMIBOL. The Cooperative has carried out small scale mining in the district since that time and continues to do so at present. Efforts are directed toward exploitation of narrow, very high-grade silver mineralization in upper levels of the old mining workings, typically above the San Leon tunnel level.

6.3
ASC Exploration 2002 to 2005

6.3.1
Introduction

Modern exploration of the Pulacayo and Paca areas began to a limited degree in the 1980’s when various mining and exploration companies targeted epithermal silver and gold mineralization within the volcanic-intrusive system present in the area. In 2001, ASC initiated an exploration program in the district, signed agreements with the Cooperative and COMIBOL and completed programs of regional and detailed geological mapping, topographic surveying and sampling of historical workings. In part, these work programs included the Paca deposit, where 3,130 m of core drilling in 30 drill holes and 896 m of reverse circulation (RC) drilling in 5 holes were completed. Details of these drilling programs are presented in Section 9.0 of this report. At Paca, ASC identified a sub-vertical mineralized structure along the andesite dome’s north contact as well as stratabound, disseminated, mantos style mineralization that conforms to volcaniclastic stratigraphy in the area. ASC also completed 3 core drilling campaigns at Pulacayo, totalling 3,130 m of diamond drilling, and concluded that silver-zinc-lead mineralization and hydrothermal alteration in the latter area are controlled by a strong east-west fracturing system developed in the andesitic rocks hosting the Tajo Vein System.

Pulacayo Project Technical Report October 2020

6.3.2
 Metallurgical Testing

ASC’s parent company, Apex Silver Mines Limited, retained Resource Development Inc. (“RDI”) of Denver, Colorado to carry out an initial metallurgical testing program for the Paca deposit that utilized sample material recovered from drill holes PND001, PND002 and PND003. Cyanide bottle roll testing comprised most of this program but a rougher flotation test was also carried out on samples from holes PND001 and PND004. Results of all testing were reported by Randall and Malhotra (2002). Pressacco and Gowans (2007) presented a summary of metallurgical program results and also provided additional comment with respect to their applicability to deposit assessment. The following excerpt from Randall and Malhotra (2002) appeared in the Micon technical report and has been reproduced below without change.

“Preliminary metallurgical test work was completed on three samples composited from drill cores. The test work included feed characterization, leaching, flotation and gravity tests, in-place bulk density determination and mineralogy.

The highlights of the study on the three composite samples indicated the following:

●
The silver grade varied from low of 44.5 g/t to high of 228.6 g/t.

●
The composites contained some lead minerals (i.e., 0.56% Pb to 0.8% Pb) but very little zinc minerals (i.e., 0.05% to 0.41% Zn). The other sulfide minerals identified were sulphosalts and chalcocite. Coarse native silver was detected in one of the composite samples.

●
The silver minerals were amenable to cyanide leaching for most of the composite samples (i.e., 28% to 82% Ag extraction). However, extraction of silver was size dependent and improved with fineness-of-size.

●
The lime consumption in leach tests was variable for different composites and ranged from 0.8 to 2.4 kg/t.

●
The NaCN consumption was dependent on both ore type and particle size. It increased with fineness of a particular size. In general, it averaged ± 1.5 kg/t.

●
Due to the presence of coarse native silver, the silver leaching was not completed in 120 hours. Hence, the data were extrapolated to 240 hours leach time to project anticipated silver recovery. The results indicated that over 90% of silver could potentially be recovered at fine particle size for two of the three composites.

●
The final pregnant solution from selected tests was analyzed for gold and copper. Measurable quantities of gold were detected in the solution. Hence, it is reasonable to conclude that gold is present in those samples. Some of the copper minerals present in the samples are also readily soluble in cyanide.

●
Differential lead/zinc flotation process recovered over 90% of silver in the combined lead and zinc concentrate for the composite assaying 228.6 g/t Ag. The flotation process shows promise of recovering silver. However, the flotation process did not recover acceptable silver values from the other composites. The gravity concentration process did not concentrate silver in the gravity concentrate. Hence, it cannot be used alone as a process for recovering silver minerals. The in-place bulk densities were extremely variable for one composite (i.e., 1.79 and 2.58 gm/cc). The average densities were ± 2.2 gm/cc for the samples tested. In summary, the preliminary results are encouraging enough to warrant additional drilling and metallurgical testing. The head grades of the three composite samples are shown in Table 6.1 below. A summary of the leaching results is shown in Table 6.2 below. A summary of the flotation results is shown in Table 6.3 below”

Pulacayo Project Technical Report October 2020

 Table 6.1: Summary of Head Grades, RDI Metallurgical Testing, 2002
Drill Hole No	Interval Include (m)	Weight (kg)	Apex Aggregated Head Grades for Core			Assayed Head

PND 001	17.7-42	31	45.0	0.85	0.3	44.5	0.84	0.27	<0.01	49
PND 003	6.1-36	17	179.7	0.9	0.05	149.8	0.73	0.05	0.02	696
PND 004	78-106	37	195.0	0.47	0.34	228.6	0.56	0.41	0.02	162

Table 6.2: Summary of Leach Test Results, RDI Metallurgical Testing, 2002
Test No.	Nominal Particle Size	Silver Head (g/t)		Au Extraction* (%)		Pregnant Solution (ppm)			Reagent Consumption kg/tonne
		Assay	Calc	120 hr	240 hr Projected	Ag	Au	Cu	NaCN	Lime
Composite PND 001
APBR-1	0.25 inch	44.5	96.8	28.3	37	17.4			1.44	2.28
APBR-2	10 mesh	44.5	44.2	57.7	69	16.1			1.57	2.44
APBR-3	200 mesh	44.5	42.9	82.5	98	22.8	0.01	12.9	1.39	2.47
Composite PND 003
APBR-4	0.25 mesh	149.8	167.6	41.2	46	44.3			0.66	1.17
APBR-5	10 mesh	149.8	209.7	38.4	40	48			0.31	1.12
APBR-6	200 mesh	149.8	148.4	67.2	71	63.8	0.01	11.9	1.32	1.54
Composite PND 004
APBR-7	0.25 mesh	228.6	307.4	35.7	47	75.3
APBR-8	10 mesh	228.6	230.4	55	71	83.5
APBR-9	200 mesh	228.6	217.3	71.4	93	103.2	0.02	159.6	2.51	0.94
Notes: Calculated head analysis for Ag are significantly different from assayed head in some cases, especially for coarse feed sample. This table is reproduced in its entirety and that the references to the metal extraction is likely intended to refer to silver extraction rather than gold extraction.

Pulacayo Project Technical Report October 2020

Table 6.3: Summary of Flotation Test Results, RDI Metallurgical Testing, 2002
Test No.	Products	Grade			Recovery %
		Ag (g/t)	Pb (%)	Zn (%)	Wt.	Ag	Pb	Zn
AF-1 (PND001)	Pb Conc	2428	59.3	1.24	0.8	46.9	53.3	2.9
	Tailing	22.8	0.43	0.34	99.2	53.1	46.7	97.1
	Cal. Feed	42.5	0.91	0.35	100	100	100	100
AF-2 (PND 004)	Pb Conc	13802	22.8	10.9	1.2	72.9	47.7	28.8
	Zn Conc	3852	2.5	23.7	1.1	18.3	4.7	56.2
	Combined Conc	908	13.2	17	2.3	91.3	52.5	85
	Tailing	20.4	0.28	0.07	97.7	8.7	47.5	15
	Cal. Feed	228.1	0.58	0.46	100	100	100	100

Pressacco and Gowans (2007) concluded that silver recoveries from the leaching tests were reasonable and that recoveries of zinc, lead and silver in the flotation test showed promise. They cautioned, however, that zinc content in the head samples for the flotation tests were very low (0.27% Zn and 0.41% Zn) and less than the deposit average grades of 0.68% lead and 1.16% zinc that appear in their mineral resource estimate.

Additional testing was carried out in 2003 by RDI on composite core sample material from drill holes PND007, PND008, PND023 and PND025. Intrusive, sedimentary and mixed lithology samples were assessed, with silver, zinc and lead grades showing respective ranges of 25 g/t to 172 g/t, 0.80% to 1.92%, and 0.93 % to 1.14%. Pressacco and Gowans (2007) summarized results as showing around 60% silver extraction after 96-hour cyanide leaching of minus 100 mesh material from all samples, with overall locked cycle flotation test silver recoveries ranging from 39% to 80%. They also noted that locked cycle lead flotation recoveries to the lead concentrate ranged from 59% to 80% and zinc recoveries to the zinc flotation concentrate were between 9% and 67%. Their general conclusion and comment on all ASC metallurgical testing was that additional work was necessary to optimize metal recoveries for Paca deposit mineralization.

6.3.3
Mineral Resource Estimate

ASC prepared initial mineral resource estimates in 2003 for two mineralized zones comprising the Paca deposit, these being Paca Norte and Paca Norte Dos. The estimate’s reporting cut-off value is not reported. Mercator notes that this resource estimate is historical in nature, was not prepared in accordance with NI 43-101 and should not be relied upon. A Qualified Person has not determined what additional work is required to make his estimate current and Silver Elephant is not treating it as a current mineral resource estimate for the Paca deposit.

Apogee optioned the Pulacayo property from ASC in late 2005 and actively pursued exploration and economic assessment of the property beginning in 2006. The property was sold to Prophecy (Silver Elephant) in January 2015 as part of the larger Pulacayo Project portfolio of mineral interests. Details of the work programs carried out by Apogee are presented below in report Section 6.4.

Pulacayo Project Technical Report October 2020

6.4
Apogee Exploration - 2006 to 2015

6.4.1
Introduction

In 2005 Apogee signed a joint venture agreement with ASC and subsequently commenced exploration in the region in early 2006. Work was carried out on both the Pulacayo and Paca deposits, with emphasis placed on Pulacayo. The reader is directed to Cullen and Webster (2015a,b) for a additional summaries of work completed on the Pulacayo and Paca deposits. In the Paca area, Apogee completed a detailed topographic survey, detailed geological mapping and sampling of Paca surface exposures and the Esmeralda adit underground workings, induced polarization (IP) geophysical surveying and diamond drilling. Micon International Limited (Micon) also prepared for Apogee a new mineral resource estimate for the Paca deposit (Pressacco and Gowans 2007) in accordance with NI 43-101 and the CIM Standards and this was disclosed in accordance with NI 43-101. The main programs carried out by Apogee at Paca are individually discussed below.

6.4.2
Topographic Survey

In 2006 Apogee contracted Geodesia y Topografia of La Paz, Bolivia to complete a topography survey of the Pulacayo-Paca areas using four LEICA Total Stations, models TCR 407, TC 703, TC 605L, and TC 600. The survey covered a total area of 24 km2 and survey points were collected in WGS84, Zone 19 South Datum and the coordinates were referenced to known government control points including GCP CM-43 obtained from the IGM (“Instituto Geografico Militar”).

The survey points allowed the construction of a detailed topographic map for the Pulacayo and Paca areas and two metre contour intervals were established. The new topographic map was used as a base to establish road access, geological mapping and surface sampling as well as for locating drill collars. As part of the field work, Eliezer Geodesia y Topografia also surveyed the collars of all completed drill-holes and established 12 surveyed grid lines for an IP survey. Seven IP survey lines were located in the Pulacayo area and 5 were located in the Paca area. Surveyed stations were established at 50 m intervals along each line.

6.4.3
Geological Mapping and Sampling

Apogee initiated a surface mapping and sampling program at Pulacayo in 2005 and initially utilized preliminary geological maps completed by ASC in 2003. The company completed detailed 1:1,000 scale surface mapping that covered all exploration holdings, including both the Pulacayo and Paca areas. The sampling consisted mostly of rock chip samples taken from outcrops and the objective of the mapping program was to characterize the alteration patterns and locate sulphide mineralization both at surface and also within accessible underground mine workings. A total of 549 samples were collected and summary results of the geological mapping program appear below in Figure 6.1.

Pulacayo Project Technical Report October 2020

During 2006 Apogee also initiated development of a detailed, three-dimensional digital model of the historic underground mine workings of the Pulacayo deposit based on available historic records. The workings solid model was completed by EPCM Consultores S.R.L. (“EPCM”) and was subsequently modified by Apogee through transformation of the model from the historic mine grid to the current datum plus adjustment to include a +1% incline grade of the San Leon tunnel. It is assumed that some surveying was carried out at the Paca deposit’s Esmeralda adit at this time as well.

6.4.4
Induced Polarization Surveying

An induced polarization (IP) geophysical survey was carried for Apogee during November and December of 2007. The survey covered grid lines on both the Pulacayo and Paca areas and was completed by Fractal S.R.L (“Fractal”), an independent geophysical consulting company based in Santa Cruz, Bolivia. The survey used a dipole-dipole electrode configuration along 400 m spaced lines. A total of 29-line km of IP surveying was completed on the Pulacayo and Paca properties and data were recovered using a 50 m dipole spacing to n=6. Results are summarized by Iriondo et al. (2009).

Seven geophysical survey lines oriented north-south were completed in the Pulacayo area and these were oriented approximately perpendicular to the east-west strike of the TVS. At Paca a total of five similarly oriented survey lines were completed.

The IP surveys were successful in outlining several areas of anomalously low apparent resistivity that, based on correlation in an area of known bedrock geology, were interpreted to represent weakly altered rocks. On the same basis, high apparent resistivity zones were interpreted to represent areas of siliceous alteration. Combined results of the Pulacayo area survey show that an east-west oriented zone of anomalous apparent resistivity and chargeability responses

Pulacayo Project Technical Report October 2020

Figure 6.1: Property Geology Map

Pulacayo Project Technical Report October 2020

measuring some 450 m in width extends over the length of the survey grid and marks the TVS. Moderately anomalous values in chargeability located at the edges of the main anomalous zone were interpreted as altered rocks that could be related to a mineralized vein system at depth. Survey results were similarly interpreted at Paca as identifying zones of anomalous disseminated sulphide concentration that locally show association with mantos and feeder zone styles of silver-lead zinc mineralization of economic interest.

6.4.5
Diamond Drilling

Combined results of the ASC and Apogee diamond drilling programs carried out between 2002 and 2012 contribute to the current mineral resource estimates for the Pulacayo and Paca deposits. Since originally accessing the property in 2002 ASC and Apogee completed 69,739.15 m of drilling from surface and underground on the Pulacayo property. ASC drilling totaled 5,009.2 m between 2002 and 2006 in 24 holes and Apogee drilling accounts for the remaining meterage that was completed in 4 subsequent phases. Phase I was undertaken between January and June of 2006 and included 19 holes totaling approximately 4,718 m. Phase II drilling was initiated in November 2007 and consisted of 14 holes totaling 3,442.18 m. Phase III drilling was carried out between January and August of 2008 and included 84 drill holes totaling approximately 20,758.91 m. Phase IV drilling was carried out between January 2010 and December 2011 and consisted of 35,810.81 m in 149 holes. The last 45 holes (6,254 m) of Phase IV were focused on oxide zone definition.

As noted earlier, ASC completed 30 diamond drill holes (3,130 m) and 5 reverse circulation drill holes (896 m) on the Paca deposit between 2002 and 2005. After acquiring the property in 2005, Apogee subsequently completed 76 additional diamond drill holes (13,631.2 m) at Paca in three separate drilling campaigns during 2006. Table 6.5 presents a summary of these programs and details of these plus the earlier ASC programs that contributed data to the current resource estimate are described in greater detail in Section 9.0 of this report.

Table 6.4: Summary of Paca Deposit Core Drilling Programs – 2002 to 2007
Company	Period	Hole Numbers	Type	No. of Holes	Total Metres
Apogee	Early 2006	PND031 to PND053	HQ Core	23	2,301.5
Apogee	Mid to Late 2006	PND054 to PND99	HQ Core	46	10,443.7
Apogee	Late 2006	PND100 to PND106	HQ Core	7	886.0
Total				76	13,631.2

Details of the drilling programs noted above are presented in technical reports prepared previously in support of the respective Paca and Pulacayo resource estimates and disclosed according to NI 43-101. The reader is directed to Cullen and Webster (2015a,b) for additional details pertaining to ASC and Apogee drilling programs carried out to assess the Pulacayo and Paca deposits.

Pulacayo Project Technical Report October 2020

6.4.6
Sampling of Esmeralda Adit Underground Workings

The Esmeralda adit was established by Comibol in 1956 to test both mantos style lower grade mineralization and “feeder zone” style higher grade mineralization within the Paca deposit. The adit extends south from the portal into the Paca dome and exposes mantos style mineralization for a distance of approximately 25 m before intersecting the main interval of feeder zone mineralized breccia. From that point, drifting was carried out along the zone to the east for about 55 m and to the west for about 55 m. Cross-cutting was also continued in a south-southeast direction for about 55 m and a small amount of sub-level drifting was carried out approximately 7 m below and 7 m above the main adit level in the central portion of the mineralized zone. Apogee re-sampled portions of the Esmeralda adit workings during 2006.

6.4.7
Historical Paca Mineral Resource Estimate by Micon

In 2007 Micon prepared a mineral resource estimate for the Paca deposit based on data generated from the drilling and underground sampling programs summarized above in Sections 6.4.5 and 6.4.6. The Micon estimate was prepared in accordance with the CIM Standards and disclosed according to requirements of NI 43-10. The estimate appears below in Table 6.6 and was reported by Pressacco and Gowans (2007). The associated Technical Report was SEDAR-Filed. It reflects mineral resources considered to be potentially amenable to economic extraction using open pit mining methods. Mercator notes that the Micon estimate is historical in nature and should not be relied upon at this time. A Qualified Person within the meaning of NI 43-101 has not done sufficient work to classify this historical estimate as current mineral resources or reserves and Silver Elephant is not treating this historical estimate as current mineral resources or reserves. The results of the Micon estimate were superseded by the previous Mercator estimate for the Paca deposit, which in turn has been superceded by the current estimate that is supported by this technical report.

Table 6.5: Historical 2007 Paca Deposit Mineral Resource Estimate by Micon
Category	Tonnes	Silver (g/t)	Zinc (%)	Lead (%)
Inferred Resource	18,416,100	43.04	1.16	0.68
Waste Rock	56,699,600
Strip Ratio (Resource tonnes: Waste tonnes): 3.1 to 1
1.
The effective date of this estimate is March 30th, 2007.
2.
The resource reporting block cut-off value is US$ 20 Gross Metal Value based on 100% recovery and metal pricing at US$10.43/oz silver (US$0.33/g), US$1.30/lb (US$2.86/kg) for zinc and US$0.55/lb (US$1.21/kg) for lead.

Micon used block modelling methods and developed three grade constraint interpolation solids based on review of gross metal values calculated for composited drill hole analytical data. Metal prices used were US$10.43/oz silver (US$0.33/g), US$1.30/lb (US$2.86/kg) for zinc and US$0.55/lb (US$1.21/kg) for lead. A gross metal value threshold of US$20 was chosen for modeling of the grade constraint envelopes. An optimized pit constraining shell for reporting of mineral resources was also created using input parameters presented below in Table 6.7 and Lerches-Grossman optimization methods. Figure 6.4 presents a perspective view of the Micon block model and optimized pit shell.

Pulacayo Project Technical Report October 2020

6.4.8
Historical 2008 and 2009 Pulacayo Mineral Resource Estimates by Micon

Two mineral resource estimates for the Pulacayo property were prepared on behalf of Apogee by Micon, with the first having an effective date of October 28th, 2008 and the second having an effective date of October 14th, 2009 (Table 6.8 and Table 6.9). Pressacco and Shoemaker (2009) reported on the first estimate and Pressacco et al. (2010) presented results of the second. Both estimates were prepared in accordance with NI 43-101 and the CIM Standards and the supporting technical reports were filed on SEDAR. Both Pulacayo estimates by Micon are historical in nature and should not be relied upon. A Qualified Person within the meaning of NI 43-101 has not done sufficient work to classify these historical estimates as current mineral resources or reserves and Silver Elephant is not treating these historical estimates as current mineral resources or mineral reserves. They were superseded by subsequent estimates prepared by Mercator that have now been superseded by the current Mineral Resource Estimate.

Table 6.6: Micon Pit Optimization Parameters for 2007 Historical Resource Estimate
Parameter	Value	Source
Exchange Rate CND/USD	NA
Zinc Price	US$ 1.30/lb (US$ 2.86/kg)	12 mo avg. Kitco spot
Lead Price	US$ 0.55/lb US$ 1.21/kg)	12 mo avg. Kitco spot
Silver Price	US$ 10.43/lb (US$ 0.33/kg)	12 mo avg. Kitco spot

Mill Recovery - Zinc Conc	92%	San Cristobal LOM recovery
Mill Recovery - Lead Conc	86%	San Cristobal LOM recovery
Mill Recovery - Silver	76%	Total San Cristobal Ag recovery

Payable Metal - Zinc	85%	Mining Journal, January 19,2007
Payable Metal - Lead	95%	Mining Journal, January 19,2007
Payable Metal - Silver	95%	Micon Estimate

Concentrate Grade - Zinc	53%	Micon Estimate
Concentrate Grade - Lead	45%	Micon Estimate
Concentrate Grade - Silver	2841 g/t	Micon Estimate

Mass Pull - Zinc Conc	1.74 wt%	Micon Estimate
Mass Pull - Lead Conc	1.34 wt%	Micon Estimate

Smelting Charges - Zinc	US$ 200 / conc tonne	Mining Journal, January 19,2007
Smelting Charges - Lead	US$ 60 / conc tonne	Mining Journal, January 19,2007

Pulacayo Project Technical Report October 2020

Refining Charges - Zinc	NA
Refining Charges - Lead	NA
Refining Charges - Silver	US$ 0.35 /oz. ($US 0.011/g)	Micon Estimate

Mining Cost (delivered to mill)	US$ 4.00/ore tonne (US$ 1.56/material tonne at 1.56 SR)	San Cristobal cost Ore and Waste
Milling Cost	US$ 8.00/ tonne	Micon Estimate
Site G&A (incl. Enviro)	US$ 1.00	Micon Estimate
Trucking Cost to Uyuni Railhead	US$ 3.50 / conc tonne (35km at US$0.10km)	Micon Estimate
Transhipping cost - UyuniTrucking Cost to Uyuni Railhead	US$ 5.00 / conc tonneUS$ 3.50 / conc tonne (35km at US$0.10km)	Micon EstimateMicon Estimate
Rail Shipping Cost to Puerto MejillonosTranshipping cost - Uyuni	US$10 (500 km at $ 0.02/tonne-km)US$ 5.00 / conc tonne	Micon EstimateMicon Estimate
Transhipping cost - Puerto MejillonosRail Shipping Cost to Puerto Mejillonos	US$ 5.00 / conc tonneUS$10 (500 km at $ 0.02/tonne-km)	Micon EstimateMicon Estimate
Transhipping cost - Puerto Mejillonos	US$ 5.00 / conc tonne	Micon Estimate
Average Rock Density	2.302.3	Apogee Density Measurements
Mineralization Density - 402 Zona PrincipaleAverage Rock Density	2.27 (188 samples) 2.27 (188 samples)	Apogee Density Measurements 1,150 tonnes at 2.30
Mineralization Density - 404 Paca NorteMineralization Density - 402 Zona Principale	2.33 (17 samples)
Mineralization Density - 406 Zona TransversalMineralization Density - 404 Paca Norte	2.37 (3 samples)2.33 (17 samples)
Block DimensionsMineralization Density - 406 Zona Transversal	10x10x5 = 500 m32.37 (3 samples)
Ovb DensityBlock Dimensions	No ovb modeled10x10x5 = 500 m3
Pit Wall SlopesOvb Density	45 degreesNo ovb modeled	Micon Estimate
Cut Off Grade for ReportingPit Wall Slopes	Net Value > 045 degrees	Micon Estimate
Cut Off Grade for Reporting	Net Value > 0

(Taken from Pressacco and Gowans, 2007)

Pulacayo Project Technical Report October 2020

Figure 6.2: Micon Optimized Paca Pit Shell and Block Model – View To Southwest

Note: Topographic surface is light yellow, red blocks meet or exceed the $20 Gross Metal Value block reporting threshold, yellow blocks are less than this threshold and brown blocks define the optimized pit shell (Taken from Pressacco and Gowans, 2007.)

Table 6.7: Historical Pulacayo Mineral Resource Estimate - Effective October 28th, 2008
Class	Rounded Tonnes	Ag g/t	Pb %	Zn %
Inferred	9,556,000	75	0.61	1.46
Indicated	7,003,000	53	0.63	1.42
(1)
Tonnages have been rounded to the nearest 1,000 tonnes. Average grades may not sum due to rounding.
(2)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
(3)
The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.
(4)
Metal prices for the estimate are US$14.38/oz Ag, US$0.86/lb Zn and US$0.92/lb Pb.
(5)
Grade capping of Ag at 1800 g/t, Zn at 11.5% and Pb at 15% was applied.

Pulacayo Project Technical Report October 2020

Table 6.8: Historical Pulacayo Mineral Resource Estimate – Effective October 14th, 2009
Class	Rounded Tonnes	Ag g/t	Pb %	Zn %
Inferred	6,026,000	98.26	0.78	1.68
Indicated	4,892,000	79.96	0.79	1.64
(1)
Tonnages have been rounded to the nearest 1,000 tonnes. Average grades may not sum due to rounding.
(2)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
(3)
The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.
(4)
Metal prices for the estimate are US$13.81/oz Ag, US$0.86/lb Zn and US$0.86/lb Pb
(5)
Grade capping of Ag at 1800 g/t, Zn at 11.5% and Pb at 15% was applied

Both Micon estimates were based on geostatistical block models developed using Gemcom-Surpac Version 6.1.1 software with metal grade interpolation carried out using Ordinary Kriging (“OK”) methods checked by Nearest Neighbour (“NN”) and Inverse Distance Squared (“ID2”) methods. The deposit was modelled using a wireframed solid developed from drilling cross section interpretations of calculated Net Smelter Return (“NSR”) values. Resource reporting included all blocks within the respective wireframed solids and metal capping values of 1800 g/t for Ag, 11.5% Zn and 15% Pb were applied.

Mercator notes that these estimates reflect much smaller drilling amounts of drilling than was available for subsequent Mineral Resource estimation programs.

6.4.9
2009 Metallurgical Testing

Universidad Tecnica de Oruro (“UTO”), Oruro, La Paz, Bolivia completed a test work program on three Pulacayo mineralization samples. These represent a higher grade, a medium grade and a lower grade composite sample, all of about 100 kg in size. UTO conducted a test work program on these three samples comprising comminution (only Bond Ball Work Index), open circuit flotation tests (“OCT”), locked cycle flotation tests (“LCT”), OCT tailings (non-float) size by size analyses and OCT tailings (non-float) sedimentation tests. These test demonstrated that sulphide flotation to saleable lead and zinc concentrates at acceptable recoveries was possible (Porter et al., 2013).

6.4.10
Historical Pulacayo Preliminary Economic Assessment by Micon

A Preliminary Economic Assessment (“PEA”) for Pulacayo dated June 25th, 2010 was completed by Micon for Apogee in accordance with NI 43-101 and reported by Pressaco et al. (2010). The associated technical report was filed on SEDAR. However, as disclosed in the revised Mercator resource estimate technical report dated May 9th, 2012 (Cullen and Webster, 2012a) the conclusions and analysis presented in the Micon PEA were no longer considered to be current with respect to the Pulacayo project at the effective date of that report. This reflected Apogee’s initiation of project feasibility study programs under direction of TWP, a division of The Basil Read Group of South Africa. Since Apogee no longer considered the Micon 2010 PEA to be current, details of that analysis were not presented by Mercator in subsequent mineral resource estimate technical reports prepared for Apogee.

Pulacayo Project Technical Report October 2020

6.4.11
2011 Metallurgical Testing

ED&ED Ingeniería y Servicios S.A.C. (ED&ED) in Peru, received two composited drill core material samples from the Pulacayo Project in 2011. One reflected low grade material and the other reflected high grade material. Initial ED&ED flotation test work was not successful as the zinc floated with the lead in the lead differential float. ED&ED then pre-conditioned with activated carbon and subsequent differential flotation was moderately successful (Porter et al., 2013).

6.4.12
Historical 2011 and 2012 Mineral Resource Estimates by Mercator

Mercator prepared a Mineral Resource Estimate in accordance with NI 43-101 and the CIM Standards for the Pulacayo deposit in 2011 for Apogee. This estimate had an effective date of October 19th, 2011 and details are presented below in Table 6.10. The associated technical report was filed on SEDAR. The focus of this project was assessment of mineralization that would potentially be amenable to underground bulk mining methods. Mercator completed a revision to the 2011 resource estimate technical report in early 2012 (Cullen and Webster, 2012a) plus a subsequent NI 43-101 Mineral Resource Estimate in 2012 (Cullen and Webster, 2012b) that included results of additional new diamond drilling completed by Apogee. Table 6.11 presents results of the 2012 estimate, which had an effective date of September 28th, 2012. This estimate included definition of mineralization that would potentially be amenable to both underground and open pit mining methods. The associated NI 43-101 technical report was filed on SEDAR. All of the Mineral Resource estimates by Mercator noted above are historical in nature and should not be relied upon. A Qualified Person within the meaning of NI 43-101 has not done sufficient work to classify these historical estimates as current mineral resources or reserves and Silver Elephant is not treating these historical estimates as current mineral resources or reserves.

Table 6.9: Historical Pulacayo Deposit Mineral Resource – Effective October 19th, 2011
Class	Rounded Tonnes	Ag g/t	Pb %	Zn %
Inferred	5,420,000	150.61	0.83	2.07
Indicated	5,960,000	153.14	0.91	2.04
1)
Mineral Resources are reported above a US$40 NSR cut-off
2)
Metal prices used were US$24.78/oz Ag, US$1.19/lb Pb, and US$1.09/’b Zn
3)
Tonnages have been rounded to the nearest 10,000
4)
Contributing 1 m composites were capped at 1500 g/t Ag, 15% Pb, and 15% Zn
5)
Specific gravity is based on an interpolated ID2 model
6)
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues

Pulacayo Project Technical Report October 2020

Table 6.10: Historical Pulacayo Deposit Mineral Resource – Effective September 28th, 2012
Resource Class	Type	Tonnes	Ag	Pb	Zn	Ag	Pb	Zn
			g/t	%	%	Oz	M lbs.	M. lbs.
Open Pit Resources (Base case 42° Average Pit Wall Slope Angle)
Open Pit Indicated	Oxide	1,500,000	95.9	0.96	0.13	4,626,000	NA	NA
Open Pit Inferred	Oxide	248,000	71.20	0.55	0.31	569,000	NA	NA
Open Pit Indicated	Sulphide	9,283,000	44.10	0.66	1.32	13,168,000	135.90	269.54
Open Pit Inferred	Sulphide	2,572,000	33.40	0.92	1.36	2,765,000	51.99	76.88
Waste Rock (Waste/Ore 5.3: 1)		71,679,000
Underground Resources (All blocks below 4159 m ASL with NSR > US$ 58)
Underground Indicated	Sulphide	6,197,000	213.60	0.86	1.74	42,547,000	117.50	237.72
Underground Inferred	Sulphide	943,000	193.10	0.43	1.61	5,853,000	8.94	43.47
Total Indicated	Oxide + Sulphide	16,980,000	110.50	0.74	1.49	60,341,000	253.40	507.26
Total Inferred	Oxide + Sulphide	3,763,000	75.90	0.79	1.43	9,187,000	60.93	120.35
Notes:
1) Tonnages have been rounded to the nearest 1,000 tonnes. Average grades may not sum due to rounding.
2) Metal prices used were US$25.00 /Oz silver, US$0.89/lb lead, and US$1.00 /lb zinc. Lead and zinc do not contribute to revenue in the oxide zone.
3) Open pit sulphide resources are reported at a US$13.20 NSR cut-off. Underground sulphide resources are reported at a US$58 NSR cut-off. Open pit oxide resources are reported at a US$ 23.10 revenue/tonne cut-off. Recovery of Zn and Pb from oxide zone resources is not anticipated
4) Contributing 1.0 meter assay composites were capped at 1500 g/t Ag, 15% Pb, and 15% Zn.
5) Specific gravity is based on an interpolated inverse distance squared model.
6) Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
The Mercator 2011 and 2012 estimates were based on validated results of surface and underground diamond drilling completed by ASC Bolivia and Apogee through various drill programs between 2002 and 2012. Modeling was performed using Gemcom Surpac Ver.6.2.1 (2011 estimate) and Ver. 6.3.1 (2012 estimate) modeling software with silver, lead and zinc grades estimated by inverse distance squared (ID2) interpolation from 1.0 meter down hole assay composites. For the 2011 estimate the block size used was 5 m (x) by 3 m (y) by 3 m (z) with no sub-blocking. The block size in the 2012 estimate was 5 m (x) by 3 m (y) by 3 m (z) with sub-blocking to 2.5 m (x) by 1.5 m (y) and 1.5 m (z). In both cases, block model results were checked using ordinary Kriging and Nearest Neighbour interpolation methods.

The polymetallic nature of the mineralization was evaluated in both 2011 and 2012 models through application of a NSR value. The underground mining scenario below the oxide surface was constrained by a minimum operating cost of US$40 NSR/t. The US$40 NSR/t peripheral constraining solid was created from 50 m spaced interpreted sections of assay sample NSR values. NSR values were determined from a calculator developed by John Starkey, P. Eng., of Starkey & Associates Inc., Consulting Metallurgical Engineers. The modeling used a 24 month trailing average silver price and a 27 month forward seller contract price for both lead and zinc as of August 31, 2011, which correspond to prices of US$24.87/oz silver, US$1.19/lb lead, and US$1.09/lb zinc respectively. Grade interpolation for the 2012 estimate was peripherally constrained by a US$40 NSR solid and carried out using multiple independent search ellipsoid passes for silver, lead and zinc. Contributing silver values were capped at 1,500 g/t and contributing lead and zinc values were capped at 13.5%. A specific gravity model was interpolated by ID2 methodology from 1.0 meter down hole specific gravity composites.

Pulacayo Project Technical Report October 2020

A solid model of historic underground mining and stoping was used to remove previously mined blocks from resource estimation and an interpolated 5 meter marginal envelope to historic workings was applied to assign intersecting resource blocks to the inferred category. This reflects uncertainty in local accuracy of the underground solid model at that time. Indicated resources were only assigned outside this envelop.

Mercator notes that the 2011 and 2012 Mercator deposit models included new Apogee drilling results not available to Micon and differed from previous Micon models in the use of a specific block grade cutoff value for statement of resources rather than inclusion of all blocks within an interpreted assay-based peripheral constraint as carried out by Micon. This difference is significant, since the Micon method appears to have allowed inclusion of sub-cutoff grade blocks in the resource reporting volume.

6.4.13
Mercator Mineral Resource Estimate for 2013 Apogee Feasibility Study

The Mineral Resource Estimate and associated block model prepared by Mercator for Apogee in 2012, with an effective date of September 28th, 2012 (Cullen and Webster, 2012b), was used in the feasibility study prepared in accordance with NI 43-101 and the CIM standards by TWP (Porter et al., 2013) for Apogee in 2013. As noted above, the 2012 Mineral Resource Estimate by Mercator is historical in nature and should not be relied upon. A Qualified Person within the meaning of NI 43-101 has not done sufficient work to classify these historical estimates as current mineral resources or reserves and Silver Elephant is not treating these historical estimates as current mineral resources or reserves.

6.4.14
Trial Mining, Apogee Bulk Sampling and Toll Milling

Apogee carried out a trial mining program during the first half of 2012 that was focused on two hangingwall veins accessed at the 4275 m level of the mine. This program produced approximately 7,000 tonnes of mineralized material that was stockpiled at the Pulacayo site. Both veins targeted for trial mining occur within the limits of the 2012 mineral resource estimate. At that time, Apogee held the necessary environmental permits issued by Bolivian authorities to conduct mining and processing operations of up to 200 tonnes per day, which included the transport of mineralized material to an established concentrator outside the project area.

During the second half of 2012 Apogee processed two bulk samples from the trial mining at separate toll milling operations in the district. The first was carried out at Tatasi Cooperative toll milling facility approximately 100 km away in Tatasi and the second was carried out at facilities operated in Potosi by the Federación de Cooperativas Mineras de Potosí (“FEDECOMIN”) and located approximately 180 km from Pulacayo. In addition, a series of controlled laboratory bench and pilot scale tests in support of the TWP feasibility study (Apogee Press Release dated May 29, 2012) were carried out at Maelgwyn Minerals Services Africa (Pty.) Ltd. in South Africa to replicate process flow and reagent recipes utilized during the FEDECOMIN bulk test (Apogee Press Release dated September 13, 2012). Results of these programs contributed to further work that ultimately resulted in the processing flow sheet that appears in the 2013 TWP feasibility study (Porter et al., 2013) for Pulacayo that is now historical in nature. Silver Elephant is not relying upon results and conclusions of the TWP study at the effective date of this report.

Pulacayo Project Technical Report October 2020

6.4.15
Feasibility Study by TWP for Apogee

On May 29th, 2012 Apogee announced that a contract for completion of a feasibility study of an underground mine and concentrator plant at its 100% controlled Pulacayo Project had been awarded to TWP. TWP is a member of the Basil Read Group, a large engineering and construction company with offices in South Africa, Australia, and Peru. Feasibility study programs began in mid-2012 and Apogee also disclosed by the press release on May 29th, 2012 that it was no longer relying on results of the previously completed PEA carried out by Micon.

Results of the TWP feasibility study were disclosed by Apogee through a press release dated January 17th, 2013 and these confirmed the technical and financial viability of the proposed mining and processing project. The feasibility study and associated technical report (Porter et al., 2013) were prepared in accordance with NI 43-101 and the CIM Standards and the report was subsequently filed on SEDAR in March of 2013. The feasibility study focused on an underground mining scenario using, predominantly, mechanized under-hand cut and fill mining methods, longhole drilling and paste backfill. This study also incorporated completion of additional metallurgical test work at Universidad Tecnica de Oruro (UTO), Oruro, La Paz, Bolivia as well as at Maelgwyn Mineral Services Africa (MMSA) to develop final flow sheet parameters. FLSmidth also conducted testing on dry flotation tailings samples during this time to assess paste thickening technology.

Results and conclusions of the 2013 TWP feasibility study are now historical in nature and should not be relied upon. A Qualified Person within the meaning of NI 43-101 has not done sufficient work to make the results of this study current and Silver Elephant is not relying upon results of the TWP study at the effective date of this report.

Pulacayo Project Technical Report October 2020

7.0
 Geological Setting

7.1
Regional Geology

The regional geology of Bolivia is well described in various Bolivian government reports and is summarized in technical reports completed for Apogee by Micon in 2008, 2009 and 2010. The following regional geology description was extracted from the 2010 Micon report (Pressacco et al., 2010) that in turn is based on translated content from an Apogee company report (Iriondo et al. 2009) and US Geological Survey Bulletin 1975. The following text from these references is presented without substantive change from Cullen and Webster (2017).

In southwestern Bolivia, the Andes Mountains consist of three contiguous morphotectonic provinces, which are, from west to east, the Cordillera Occidental, the Altiplano, and the Cordillera Oriental. The basement beneath the area, which is as thick as 70 km, is believed to be similar to the rocks exposed immediately to the east, in the Cordillera Oriental, where a polygenic Phanerozoic fold and thrust belt consists largely of Paleozoic and Mesozoic marine shales and sandstones (Figure 7.1).

Deposited mostly on Precambrian basement, the rocks of the Cordillera Oriental were deformed during at least three tectonic-orogenic cycles, the Caledonian (Ordovician), the Hercynian (Devonian to Triassic), and the Andean (Cretaceous to Cenozoic). The Altiplano is a series of high, intermontane basins that formed primarily during the Andean cycle, apparently in response to folding and thrusting. Its formation involved the eastward underthrusting of the Proterozoic and Paleozoic basement of the Cordillera Occidental, concurrent with the westward overthrusting of the Paleozoic miogeosynclinal rocks of the Cordillera Oriental. These thrusts resulted in continental foreland basins that received as much as 15,000 m of sediment and interlayered volcanic rocks during the Cenozoic.

Igneous activity accompanying early Andean deformation was primarily focused further west, in Chile. During the main (Incaico) pulse of Andean deformation, beginning in the Oligocene and continuing at least until the middle Miocene, a number of volcano-plutonic complexes were emplaced at several localities on the Altiplano, particularly along its eastern margin with the Cordillera Oriental, and to the south. In Pleistocene time, most of the Altiplano was covered by large glacial lakes. The large salars of Uyuni and Coipasa are Holocene remnants of these lakes. The Cordillera Occidental consists of late Miocene to Recent volcanic rocks, both lava flows and ash flow tuffs, primarily of andesitic to dacitic composition, that have been erupted in response to the subduction of the Nazca plate beneath the continent of South America. This under-thrusting continues, and many of the volcanoes that form the crest of the Andes and mark the international border with Chile are presently active”.

Pulacayo Project Technical Report October 2020

Figure 7.1: Structural Units of Bolivia

Pulacayo Project Technical Report October 2020

7.2
 Local Geology

As described earlier, silver, lead and zinc mineralization at the Pulacayo and Paca deposits reflects a low to transitional sulphidation epithermal polymetallic system hosted by sedimentary and igneous rocks of Silurian and Neocene age (Pressacco et al., 2010). The Silurian sedimentary section underlies the volcanics and includes diamictites, sandstones and shales. The Neocene rocks are predominantly volcano-sedimentary in origin and include conglomerates, sandstones, rhyolitic tuffs, dacitic-rhyolitic domes, andesitic porphyries and andesitic flows. The following more detailed description is based on Iriondo et al. (2009) as summarized by Pressacco et al. (2010).

The Pulacayo Project that includes both the Pulacayo and Paca deposits is located on the western flank of a regional anticline that affects sedimentary and igneous rocks of Silurian, Tertiary and Quaternary ages on the western side of the Cordillera Oriental, near the Cordillera-Altiplano boundary. Figure 7.2 presents an interpretation of local geology and the structures and features discussed below are considered to be particularly important with respect to localization of mineralization in the Pulacayo district.

The Uyuni-Khenayani Fault is a reverse fault which is believed to have controlled localization of volcanic center complexes at Cuzco, Cosuño, Pulacayo and San Cristóbal and related mineralized areas at Pulacayo, Cosuño, El Asiento, Carguaycollu and San Cristóbal. This fault brings Tertiary sediments in contact with Paleozoic formations at surface and is located about 4 km west of Pulacayo (Figures 7.2 and 7.3).

As noted above, the mineralized zones at Pulacayo, Pacamayo and Paca all occur on the west flank of a north-south striking anticline. Local topographic highs define Lower Miocene dacitic-andesitic domes and stocks associated with caldera resurgence that intrude the folded section. A younger Miocene-Pliocene phase of volcanism is also superimposed on the anticlinal trend and is marked by pyroclastic deposits and flows of andesitic and rhyolitic composition. Ignimbrites associated with the Cosuño Caldera are the youngest volcanic deposits in the area. A dacitic to andesitic dome complex at the Pulacayo property intruded the folded sedimentary section and forms the main topographic highs that occur on the property (Figures 7.3 - Iriondo et al., 2009).

Detailed mapping was carried out by ASC and Apogee in the Paca deposit area and this served to support a comprehensive interpretation of stratigraphy, the relationship of silver-lead-zinc mineralization to local structural features, wall rock alteration trends and distribution of volcanic intrusion and breccia centers related to mineralization. Figure 7.4 presents detailed interpretation of Paca area geology prepared by Apogee in 2006, which Mercator understands to be the most up to date compilation of such information prior to local work completed by Silver Elephant in 2019-2020.

Pulacayo Project Technical Report October 2020

Figure 7.2: Regional Geology Map (From Iriondo Et Al., 2009)

Pulacayo Project Technical Report October 2020

Figure 7.3: Local Geology of the Pulacayo Property

Pulacayo Project Technical Report October 2020

Figure 7.4: Local Geology of the Paca Deposit Area

Taken from Iriondo et al. (2009)
Table 7.1 summarizes characteristics of major stratigraphic units present on the property and
Table 7.2 identifies volcanic sub-units used by Apogee in detailed property mapping.

Table 7.1: Major Stratigraphic Units of the Pulacayo-Paca Area
Unit	Age	Description
Quehua Formation	Lower Miocene (15-20 Ma)	Red to grey tuffaceous sandstone, lapilli tuff, claystone and lesser conglomerate plus interbedded and intrusive igneous volcanic units
San Vicente Formation	Oligocene (25-30 Ma)	Red conglomerate with Cretaceous and older clasts plus red sandstone and claystone
Potoco Formation	Eocene (30-50Ma)	Interbedded red conglomerate, sandstone and claystone; thickness unknown

Table 7.2: Volcanic Sub-Units of The Quehua Formation in the Pulacayo-Paca Area
Volcanic Sub-Unit	Description
Rothchild Andesite	Non-equigranular, plagioclase porphyritic domal andesite in Pulacayo area
Megacrystal Andesite	Non-equigranular, plagioclase porphyritic andesite flow having broad distribution in Pulacayo area and north of Paca
Volcaniclastic	Debris flows of Megacrystal and Rotchild andesite sub-units associated with Megacrystal andesite distribution
Flores Andesite	Non-equigranular, quartz-bearing, plagioclase porphyritic andesite and dacite associated with north-south structural trend
Paisano	Grey, locally banded, non-equigranular, plagioclase porphyritic andesite; probable dike
Cantera Andesite	Dark grey, equigranular andesite that post-dates mineralization
Andesite Dike	Dark grey, fine grained, biotite hornblende andesite intrusion north of Paca area
Huaca Cancha Andesite	Dark grey, medium to fine grained andesite in intrusions and flows east of Pulacayo that post-date mineralization
Pupusani Andesite	Dark grey flows, breccias and related intrusions along north-south trend west of Pulacayo
Paca Dome	Greenish grey, biotite andesite intrusion; locally porphyritic or altered, plus volcaniclastic and hydrothermal breccias

Pulacayo Project Technical Report October 2020

7.3
Structure

The Pulacayo, Pacamayo and Paca volcanic dome complexes occur along a north-south corridor defined by two parallel, north-south trending regional faults that are separated by about 2.7 km (see previous Figure 7.3). The domes occur over an interval measuring approximately 10 km in length. Polymetallic vein and wall rock mineralization that is prominently exemplified by the Pulacayo deposit are controlled by east-west trending secondary faults that cut Tertiary sediments and volcanic rocks of the Pulacayo dome. The main Pulacayo stockwork vein system was emplaced on the southern side of the Pulacayo dome complex and is best exemplified by the Tajo Vein System (TVS) (Figure 7.5). The TVS bifurcates in andesitic rocks to form separate veins that collectively form a dense network or stockwork of veinlets along strike. The bifurcating polymetallic veins are commonly separated by altered andesitic rock that contains disseminated sulphide mineralization (Iriondo et al., 2009; Pressacco et al., 2010).

Figure 7.5: Structural Interpretation For TVS at Pulacayo (Iriondo Et Al., 2009)

The TVS is approximately 2,700 m in defined strike length at surface and is still present at a depth of 1,000 m below surface in the lowest level of the underground mine. In the upper levels of the mine, the stockwork vein system locally reaches approximately 120 m of mineralized width. The polymetallic veins exhibit a sigmoidal geometry along strike, which is generally interpreted to be the result of sinistral movement along the 2 north-south oriented bounding faults mentioned earlier (see previous Figure 7.4) (Iriondo et al. 2009).

At the Paca deposit, 7 km north of the Pulacayo deposit, north-south trending reverse faults that parallel the major Khenayani fault corridor have been mapped. These are in addition to both east-west trending extensional structures of lesser magnitude that cross the area and discrete, arcuate fault segments that are concentrically disposed around the Paca Dome. Pressacco and Gowans (2007) note that Apogee geologists interpreted presence of four north-northeast to south-southwest oriented fault blocks close to the contact of the Paca Dome with surrounding sedimentary rocks (see previous Figure 7.3). These structures are believed to have been important conduits for hydrothermal fluids associated with development of wall rock alteration and associated silver-lead zinc mineralization of economic interest at Paca.

Pulacayo Project Technical Report October 2020

7.4
Alteration

Wall rock alteration is spatially associated with the main silver-zinc-lead mineralized vein system trends at Pulacayo and includes propylitic, sericitic, moderate to advanced argillic, and siliceous assemblages. Similar alteration assemblages occur in association with silver-zinc-lead mineralization at Paca, where disseminated (“mantos”) and breccia hosted styles of mineralization predominate over vein styles. Host rock composition exerts a strong local influence on both the nature of alteration assemblages and their relative development intensity.

On this basis, spatial distribution of hydrothermal alteration assemblages in the district is a useful indicator of proximity to mineralized structures. Moderate argillic alteration is observed throughout the Pulacayo dome and Paca dome areas and this transitions to intense argillic alteration in close proximity to veins and disseminated-stockwork zones. Haloes of silicification are developed at Pulacayo around vein contacts and measure up to several cm in width in some cases. Silicification grades into advanced argillic alteration as distance into the wall rock increases from the vein contact and this gradually grades to argillic and propylitic zones with greater distance from the contact (Pressacco et al., 2010). At Paca, argillic and advanced argillic alteration assemblages that commonly include abundant alunite occur in association with silver-zinc-lead mineralization and are concentrated around the Paca dome andesite’s contact with surrounding volcaniclastic sedimentary rocks and volcanic breccias (see previous Figure 7.4). A mineralized, heterolithic conglomerate unit that is well-exposed at surface and also encountered at shallow depths in some Paca drill holes appears to be have been preferentially silicified during the alteration and mineralizing processes that affected these rocks.

Pressacco and Gowans (2007) also describe a strong potassic alteration imprint developed within porphyritic andesite in the Paca area, with this being represented by presence of pink potassium feldspar phenocrysts and secondary biotite. They reference Apogee geologists as defining the following Paca alteration assemblages:

●
 Barite, quartz, dolomite, calcite
●
 Pyrite with native copper
●
 Tetrahedrite, sometimes with alteration jamesonite or chalcopyrite
●
 Sphalerite plus galena, chalcopyrite plus galena, and chalcopyrite in sphalerite
●
 Stephanite, tennantite and pyrargirite

7.5
Mineralization

7.5.1
Introduction

The Pulacayo and Paca deposits are considered to be related to the same mineralizing event that is associated with development of the associated Paca and Pulacayo volcanic centers. For completeness, summary descriptions of mineralization characterizing each deposit are presented below under separate headings.

Pulacayo Project Technical Report October 2020

7.5.2
Pulacayo Deposit

As described by Pressacco et al. (2010) and subsequently referenced by Cullen and Webster (2011, 2012a, 2012b and 2015a,b, and 2017), the Pulacayo deposit is considered an example of a sub-volcanic epithermal mineralization system showing well developed vertical metal zonation. The main mineralized vein and stockwork system that comprises the deposit developed on the southern flank of the dacitic Pulacayo intrusive dome and shows a surface strike dimension of approximately 2700 m. At Pulacayo, east-west striking faults are interpreted to have acted as a conduit system for mineralizing fluids, with sulphide precipitation in open spaces to form veins and along fractures or by replacement to form zones of disseminated mineralization. Changes in temperature, pressure and redox state between the wall rock and fluid are thought to have influenced the style and intensity of mineralization. As such, silver lead and zinc mineralization at the Pulacayo deposit is typical of a high level epithermal system that in this case is hosted by sedimentary and intrusive rocks of Silurian and Neocene age.

The principal mineralized structure at Pulacayo is the TVS which has historically been the main silver producer of the mine. The TVS is a large structural stockwork vein system that trends east-west and dips 75° to 90° to the south (see previous Figure 7.5). The high-grade parts of the TVS were historically mined as single veins over widths of 1 m to 3 m but transitions occur from this setting into zones of complex quartz-sulphide or sulphide vein arrays that include conjugate veins, veinlets, stockworks and disseminated sulphides that range in width from less than a metre up to 120 m.

Mineralization of economic interest at Pulacayo is predominantly comprised of sphalerite, galena and tetrahedrite in sulphide-rich veins and stringers that are accompanied by locally abundant quartz, barite and pyrite. These veins range from a few cm to 3 m or more in thickness and disseminated sphalerite, galena and tetrahedrite typically occur in wall rock between veins. Disseminated mineralization is preferentially developed around and between veins hosted by andesite. To date, the TVS system has been continuously proven by a combination of mining, drilling and surface exposure along a strike length of about 2700 m and to a vertical depth of 1000 m below surface. Mercator considers the deposit to remain open in both strike and dip components at the effective date of this report. The first 450 vertical m of the TVS is hosted by andesitic volcanic rocks and the remaining 550 vertical m is hosted by underlying Silurian sedimentary strata (Figure 7.6). Veins at Pulacayo commonly contain semi-massive to massive sulphide and show internal features such as compositional banding, crustiform texture and drusy character (Figure 7.7). They also frequently exhibit vuggy texture and have local infillings of quartz and barite (Figure7.8).

Pulacayo Project Technical Report October 2020

Figure 7.6: Representative Pulacayo Drilling Section

Pulacayo Project Technical Report October 2020

Figure 7.7: Crustiform Texture in HQ Core (~63.5 mm Width) - Pulacayo

Figure 7.8: Vuggy Quartz and Barite in HQ Core (~63.5 mm width) – Pulacayo

Pulacayo Project Technical Report October 2020

7.5.3
Paca Deposit

The Paca deposit is spatially related to the contact zone of the Paca volcanic dome which is comprised of porphyritic andesite and dacite units and related volcanic breccias that were described above in report Section 7.2 (Figure 7.9). These are hosted by fine grained to conglomeratic volcaniclastic lithologies of the Quehua Formation.

Figure 7.9: View of Paca Deposit Argillic Alteration in Volcaniclastic Sequence

Silver-zinc-lead mineralization at Paca occurs primarily within an argillic to advanced argillic alteration envelope that affects both Paca dome igneous lithologies and surrounding host sequences. As noted above in report Section 7.3, silicification and alunite development are also well developed in association with some portions of the deposit. The Paca deposit presents a core zone of mineralization that correlates closely with an irregularly shaped body of altered and brecciated andesite and country rocks that closely follows the contact zone between the Paca dome andesite and the shallowly north-dipping host volcaniclastic sequence. Adjacent to this, stratabound replacement style (“mantos”) mineralization is present within the shallowly north-dipping host volcaniclastic sequence at several elevations. Mantos mineralization merges with that seen in the central breccia zone but is typically lower in all metal grades. A representative example of mantos style disseminated mineralization appears in Figure 7.10 and Figure 7.11 presents an example of breccia style mineralization.

A polylithic conglomerate unit that outcrops in the deposit area is also mineralized and shows a strong imprint of silicification represented by micro-crystalline replacement style silica in various forms. This unit was mapped by Apogee and a small program of reverse circulation style drilling was carried out by Apogee to assess it more fully. The drilling program encountered technical difficulties and was not deemed to have been successful (Iriondo et al., 2009).

Pulacayo Project Technical Report October 2020

Figure 7.10: Disseminated Mantos Style Mineralization - Paca Hole PND-061 at ~180m

Figure 7.11: Breccia Hosted Style Mineralization – Paca Hole 092 at ~ 47m

Pulacayo Project Technical Report October 2020

The conglomerate style of stratabound mineralization was the focus of limited bulk sampling and on-site processing during the Hochschild operational period at Pulacayo and deposits of resulting crushed waste material were sampled by Silver Elephant staff in 2015 to assess their economic potential. The results of the Silver Elephant program are summarized in report Section 9.0.

A representative geological cross section through the Paca deposit showing the main mineralized trends and associated lithologies as interpreted by Iriondo et al. (2009) is presented in Figure 7.12.

Figure 7.12: Representative Paca Deposit Drilling Section
(Taken from Iriondo et al., 2009)

Pulacayo Project Technical Report October 2020

Mineralization associated with discrete veins of significant width and lateral extent is not pervasively present at Paca. Mineralization more typically occurs in irregularly spaced discrete fracture systems as well as in matrix replacement sites. The mantos style mineralization is primarily represented as finely disseminated, fine grains and aggregates of silver, lead and zinc sulphide and sulphosalt phases, accompanied by others such as manganese oxide and barite. Argillic to advanced argillic alteration phases are pervasively present in areas of significant metallic mineralization. Pressacco and Gowans (2007) note that mineral phases commonly recognized at Paca in association with metal grades of economic interest include sphalerite, galena, silver sulphosalts, tennatite, smithsonite, barite, manganese oxide, gypsum, jarosite, specularite, cerussite, dolomite aragonite and calcite.

Pulacayo Project Technical Report October 2020

8.0
 Deposit Type

The Pulacayo and Paca deposits have been classified as epithermal deposits of low to intermediate sulphidation state. Deposits of this type have been extensively researched and various summary publications that document specifics of the association are available. Examples of these include Lindgren (1922), White and Hedenquist (1994), Corbett and Leach (1998) and Corbett (2002). More recently, Arcé Burgoa (2009) classified the silver-zinc lead deposits associated with the Pulacayo dome as being of transitional association between high and low sulphidation types. The following discussion of deposit type incorporates attributes of the Pulacayo vein and stockwork style deposit as well as the Paca stratabound mantos and breccia style deposits. The premise is that these deposits are similar in being directly related to development of the discrete Pulacayo and Paca volcanic dome complexes that are of comparable age and similar magmatic affinity. Figure 8.1 provides a schematic illustration of this deposit setting. The following discussion has been modified from that presented in Cullen and Webster (2012b, 2015a,b) to include information applicable to silver-zinc-lead mineralization defined at both the Pulacayo and Paca deposits.

Figure 8.1: Genesis of Epithermal Mineral Deposits (from White and Hedenquist, 1994)

Pressacco et al. (2010) highlighted several key geological characteristics of the Pulacayo deposit that support its classification as a low to intermediate sulphidation epithermal deposit associated with the Pulacayo volcanic dome. The main elements of this association, exclusive of well developed quartz-sulphide vein or lode systems present at Pulacayo, also apply to silver, zinc and lead mineralization and alteration of the Paca deposit that are related to the separate, but similar age, Paca volcanic dome complex.

Pulacayo Project Technical Report October 2020

●
The vein and disseminated sulphide mineralization is hosted by Tertiary volcanic rocks of intermediate composition that form part of an outcropping dome complex.

●
The mineralized body is composed of narrow veins, veinlets, stockworks and disseminations in argillicly-altered host rock that are controlled by an east-west oriented fault system. Width of the mineralized zone varies from a few metres or less to 120 m.

●
Sedimentary rocks intruded by the dome complex host high grade veins such as TVS that are typically less than 3 m in width but transition to stockwork and disseminated zones in overlying andesitic volcanic rocks that reach as much as 120 m in width.

●
The sulphide mineralization at Pulacayo has been proven to continuously occur along strike for 2,700 m and to a depth of approximately 1000 m below surface.

●
Paca mineralization of the core breccia zone trend has been defined by drilling to date along a strike length of approximately 400 m and to a vertical depth of 250 m below surface, while the shallowly dipping mantos mineralization defined by drilling occurs within an area measuring approximately 750 m by 800 m.

●
Both the Pulacayo vein system and Paca breccia and mantos style mineral assemblages are relatively simple, and in combination are diagnostic of an epithermal setting. They consist of galena, sphalerite, tetrahedrite, and other silver sulfosalts that form the main assemblage of economic interest, plus barite, quartz, pyrite and calcite that are present as gangue phases. Chalcopyrite and jamesonite are present in minor amounts locally.

●
Internal texture of veins is typically banded and drusy with some segments containing almost massive sulphides. This is typical of epizonal veins that have been subjected to multiple pulses of mineralizing fluid.

●
Vertical metal zonation exists at Pulacayo within the deposit that includes a plunging mid-elevation zone of highest silver values that transition with depth to progressively increasing total base metal concentrations.

●
The Paca silver-zinc-lead mineralization is spatially zoned, with highest silver occurring in the central breccia bodies and highest zinc and lead values and lower to moderate silver levels characterizing the stratabound mantos zones.

Pulacayo Project Technical Report October 2020

9.0
 Exploration

9.1
Introduction

Silver Elephant (then Prophecy) announced the acquisition of the Pulacayo Project on October 15, 2014 and completed the transaction on January 2, 2015. Since that time, Silver Elephant has focused on developing a strategy for project evaluation leading to mine production.

Until recently, Silver Elephant’s approach to Pulacayo Project exploration has been to concentrate on assessment of the main Pulacayo and Paca deposits with respect to their potential to provide sufficient high-grade mineralization to sustain a future milling rate of approximately 500 tonnes per day. This approach was reflected in the high-grade Mineral Resource estimates for the Pulacayo and Paca Deposits completed in 2015 (Cullen and Webster, 2015a, 2015b) and 2017 (Cullen and Webster, 2017). Silver Elephant disclosed that the Government of Bolivia has issued all environmental and production permits necessary to support mining and milling of the Pulacayo deposit at this scale. These were itemized earlier in Section 4.0 of this report.

Silver Elephant’s current assessment strategy for the Pulacayo Project focuses primarily on definition of Mineral Resources potentially amenable to economic extraction using open pit mining methods. The new Pulacayo Project Mineral Resource Estimate, effective October 13th, 2020, that is supported by this technical report therefore evaluates lower grade silver-zinc-lead mineralization constrained by open pit optimization methods. The current Mineral Resource Estimate includes 2019-2020 diamond drilling program results for 18 new drill holes (3,277 m) at the Pulacayo Deposit and 7 new drill holes (860) m at the Paca Deposit.

Silver Elephant completed various geological mapping and surface sampling programs over several areas of mineralization on the property during the 2015 through 2017 period. Recent exploration additional to the core drilling program noted above includes a geological mapping and chip sample program completed in February 2020 for the Paca area and a San Leon Tunnel geological mapping and chip sample program completed in February-March of 2020. The company had previously carried out a program of tailings and waste rock pile grade assessment.

Summarized results of the exploration programs carried out by Silver Elephant at Pulacayo, Paca and various other mineralized areas since acquisition of the Pulacayo Project in January of 2015 are presented below under separate headings.

Pulacayo Project Technical Report October 2020

9.2
Sampling of Tailings and Waste Rock Deposits

9.2.1
Introduction

In December of 2014, Silver Elephant retained senior consulting geologists Mr. Hernán Uribe-Zeballos and Mr. Luis Barrera-Iriondo to carry out a surface sampling program of tailings and waste rock materials present in seven areas of the Pulacayo property (Figure 9.1). The largest deposits occur adjacent to the mill site at Pulacayo village, where most historic production from the TVS was processed (Figures 9.2 and 9.3). Smaller deposits occur at the Pero, Pacamayo, Paca, Candelaria-Rotchild and Florez sites. Multiple piles or deposits occur in some areas (Figures 9.4 and 9.5).

Pulacayo Project Technical Report October 2020

Figure 9.1: Location Map for Tailings/Waste Rock Program Sampling Sites

(Taken from Silver Elephant files, 2015)

Pulacayo Project Technical Report October 2020

Figure 9.2: View of Pulacayo 1 Tailings/Waste Rock Deposit

Figure 9.3: Typical Sampling Site on Pulacayo 1 Tailings/Waste Rock Deposit

Pulacayo Project Technical Report October 2020

Figure 9.4: View of Pacamayo Tailings/Waste Rock Deposit

Figure 9.5: View of Paca 2 Tailings/Waste Rock Deposit

Pulacayo Project Technical Report October 2020

9.2.2
Description of 2014 Sampling Program

Silver Elephant’s consultants completed a program of systematic surface sampling at the locations noted above. The dimensions of each tailings/waste rock deposit were recorded, and sampling patterns were laid out in the field to provide spatial coverage of respective deposits. Sampling was typically carried out by digging shallow pits on the deposit surface from which sample material was recovered. Pits generally ranged in depth from 50 cm to approximately 1.0 m. Several deeper excavations were made on the large piles at the main Pulacayo site using an excavator.

A total of 290 field samples were collected during the program and these were augmented by 12 samples for quality control and assurance purposes. Field samples typically ranged in weight between 2.5 kg and 3.0 kg and were sent to ALS Laboratories (“ALS”) in Lima, Peru for analysis. ALS is an independent, fully accredited, commercial analytical firm with laboratories registered to the ISO 17025 standard that provides service to the mining and exploration industries on a world-wide basis. Location coordinates were developed for all sample sites and descriptions of the material collected at each site were recorded by the consultants.

9.2.3
Results of 2014 Sampling Program

Analytical results for the 2014 program are presented in an internal Silver Elephant report prepared by the company’s consultants. This internal report is referenced herein as Uribe and Iriondo (2015). Average results for silver, lead, zinc gold and indium for each of the sampled areas are presented below in Table 9.1. These show that substantial differences exist between average metal values for the sample sets collected at the various sites. Samples were obtained at random locations on the top surface of those piles from small holes excavated with an excavator and systematically at 2 meter spacings in the walls (slopes) of the piles from hand dug or excavated trenches, all at depths of 1.2 to 1.5 meters. The samples were then preserved, stored, secured, and transported following industry standard methods. The assay program was performed by ALS Minerals Ltda. of Lima, Perú and included standard QA/QC samples to enforce the validity of the results.

Results of sampling programs carried out to date by Silver Elephant on the tailings/waste rock deposits are useful in providing preliminary assessments of surface material metal levels in the deposits. They do not, however, include systematic quantification of metal levels below the surface extents of the various deposits. Mercator is of the opinion that the nature and extent of current sampling programs and related analytical data sets are insufficient to support estimation of Mineral Resources for any of the associated deposits.

Pulacayo Project Technical Report October 2020

Table 9.1: Metal Levels for 2014 Tailings and Waste Rock Sampling Program
Sampled Site	Number of Samples	Ag (g/t)		Pb (%)		Zn (%)		Au (g/t)		In (g/t)
		Min	Max	Min	Max	Min	Max	Min	Max	Min	Max
Pulacayo 1	91	5.7	679	0.02	1.44	0.01	1.12	0	7	0.388	22
Pulacayo 2	105	6.54	406	0.03	2.2	0.02	1.65	0	5.8	1.19	45.5
Pulacayo 3	5	53.6	773	0.29	3.8	0.18	3.36	0.2	2.3	11.25	154.5
Pero 1	35	49.4	716	0.27	2.63	0.05	2.33	0	<0.2	0.898	7.95
Pero 2	4	2.71	540	0.02	2.48	0.01	1.05	0	0.2	0.305	35
Flores 1	4	0.63	94.7	0.14	3.2	0.06	7.32	0	<0.2	0.057	13.35
Flores 4	7	0.52	239	0.1	5.12	0.04	12.3	0	<0.2	0.027	13.75
Pacamayo	34	17.55	1200	0.09	3.59	0.04	0.97	0	0.5	1.335	22.9
Paca 1	3	93.8	414	1.04	2.09	0.55	1.36	0	<0.2	0.43	0.55
Paca 2	5	33.5	381	0.23	1.01	0.03	0.16	0	<0.2	0.019	3.01
Rotchild	2	50.3	194	1.12	3.88	0.29	0.34	0	<0.2	11.05	14.85
Candelaria	4	1.83	72.1	0.02	0.6	0.04	1	0	<0.2	0.538	3.53

Preliminary metallurgical tests on a collection of tailings/waste rock samples were also carried out in 2015 at the Laboratory of Minerals Concentration located in La Paz, Bolivia. This facility forms part of the Engineering Faculty of the Higher University of San Andrés (UMSA) and specializes in the creation and execution of metallurgical experimental work in ferrous, non-ferrous and non-metallic minerals. In a press release dated September 10, 2015, Silver Elephant disclosed that highlights of related differential flotation tests include producing lead concentrate with a silver grade of 3,765 g/t Ag at 64.5% Ag recovery (sample Pulacayo Tailing 2 sample) and a zinc concentrate with a silver grade of 3,600 g/t Ag at 59.7% silver recovery (sample Paca Tailing 2). In addition, five of the six samples produced lead or zinc concentrate having a silver grade greater than 1,000 g/t. Silver recovery in other samples ranged from 1.68% to 54.23%.

The 2015 tailings and waste rock sampling results show wide ranges in values and this is reflected in Table 9.1. It was anticipated that a substantial range in subsequent metallurgical test recoveries would be returned from the initial 2015 sampling program material and the summary recovery range comments provided above for silver support this view.

Due to the nature of the deposits being sampled, it was not possible to categorize the degree to which the samples could be considered representative of larger volumes of material present throughout the source deposits. It must be emphasized that the 2015 program was preliminary in nature and that results cannot at this time be used to definitively identify processing factors or elemental associations present that would have a significant effect on potential future economic extraction of the sample material. Further testing is required to refine such factors. Notwithstanding these qualifications, results of the preliminary test program show that good metal recoveries can in some cases be obtained for waste pile materials

Pulacayo Project Technical Report October 2020

9.3
High Grade Pulacayo Deposit Mineral Resource Estimate by Mercator

In June of 2015, Mercator completed a Mineral Resource estimate for the Pulacayo Deposit in accordance with the CIM Standards and this was disclosed by Silver Elephant in a technical report prepared by Mercator in accordance with NI 43-101. The focus of the June 2015 Pulacayo estimate was definition of high grade Mineral Resources within the drilled deposit area. Results of the program were disclosed by Silver Elephant on June 18th, 2015 and the associated technical report by Mercator (Cullen and Webster, 2015a) was subsequently filed on SEDAR. Further comment on this estimate is provided in report section 14. This estimate was superceded by a subsequent estimate by Mercator in 2017 (Cullen and Webster, 2017), also filed on SEDAR, which has now been superceded by the current estimate supported by this technical report.

9.4
2015 Mapping and Sampling Programs

During the July through early September period of 2015, Silver Elephant staff carried out surface geological mapping and sampling programs in several mineralized areas on the Pulacayo property. Results were reported in a company press release on August 27, 2015. These areas include El Abra, Pero, Paca Mayo, Paca and Pulacayo West. Most of these sites were visited by Mercator staff during the 2015 site visit and the mineralized areas appear below in Figure 9.6. Mapping and sampling results confirmed the presence of mineralized structures in each of the mineralized areas and Silver Elephant staff have recommended further follow up in each area. Surface sampling results of the 2015 program and for certain subsequent work were disclosed by Silver Elephant in news releases dated August 27th and September 9th, 2015 and Table 9.2 presents a summary of the results reported in the press releases.

Table 9.2: Summarized Surface Sampling Results from Silver Elephant 2015 Surface Program
Target Area	No. of Samples Reported in Disclosure	Silver Range (g/t)	Zinc Range (%)	Lead Range (%)	Disclosure Date
El Abra	7	0.72 to 38.9	0.00 to 0.00	0.00 to 1.56	August 27, 2015
Pacamayo	9	18.2 to >1500	0.02 to 6.96	0.01 to 17.6	August 27, Sept 18, 2015
Paca	14	45.8 to 833	0.02 to 0.10	0.03 to 2.16	August 27, 2015
Pero	27	0.5 to 118	0.00 to 0.08	0.00 to 4.32	September 9th, 2015

The El Abra, Pacamayo and Paca assay results are from chip samples 0.60 to 2.0 m in length and the Pero assay results are from chip samples 0.50 to 2.0 m in length. QAQC samples were included with the chip samples and upon review showed no significant variation from the accepted values. Records documenting sample identity and secure handling were maintained. No conditions are known that would place the assay results in question. ALS Global performed the sample preparations and assaying and is a qualified and fully accredited analytical services firm.

Pulacayo Project Technical Report October 2020

Figure 9.6: Location Map for 2015 Mapping and Sampling Mineralized Areas

Pulacayo Project Technical Report October 2020

9.5
High Grade Paca Deposit Mineral Resource Estimate by Mercator

In September of 2015, Mercator completed a Mineral Resource estimate for the Paca deposit in accordance with the CIM Standards and this was supported by a technical report prepared in accordance with NI 43-101. The focus of the estimate was definition of high grade Mineral Resources within the drilled deposit area. As noted above, results of that program were disclosed by Silver Elephant on September 21, 2015 and the associated technical report by Mercator (Cullen and Webster, 2015b) was subsequently filed on SEDAR. This estimate was superceded by a subsequent estimate by Mercator in 2017 (Cullen and Webster, 2017), also filed on SEDAR, which has now been superceded by the current estimate supported by this technical report.

9.6
2015 Esmeralda Adit Underground Sampling Program

During June of 2016, Silver Elephant initiated an underground sampling program on portions of the Esmeralda adit of the Paca deposit. This is the same adit sampled by Apogee during 2006 and reported in section 6.4.6 of this report. Mercator staff visited the area during the 2015 site visit and co-author Arcé visited the area during the 2020 site visit. A total of 233 samples were collected and assay results for the first group of 40 samples collected were disclosed by Silver Elephant on August 12, 2016. Samples were obtained at one meter intervals from near-surface drifts within the Paca mine workings, which have limited extent. The area of sampled drifts has an estimated dimension of 90 metres length (east to west) and 75 metres width (north to south). Mineralization mainly consists of silver-bearing sulphides (mostly tennantite), galena and sphalerite disseminated within the sedimentary and volcanic breccia host rocks. The sampled area is within the Paca Mineral Resource boundary but the 2015 analytical results were not included in the block model used to estimate current Mineral Resources.

Ag values for the samples ranged from 15 to 1500 g/t Ag (average of 331 g/t Ag), Zn values ranged from 0.07 to 2.49% Zn (average of 0.6 Zn%), and Pb values ranged from 0.5 to 6.72% Pb (average of 1.9% Pb). Detailed results are tabulated in the August 12, 2016 news release. The chip samples and QAQC samples were delivered to ALS in Oruro, Bolivia for preparation, with analysis by ALS in Lima, Peru. The QAQC samples included standard reference, duplicate and blank samples, all of which, produced acceptable results. ALS is an independent laboratory and was qualified and accredited by the Colombian Institute of Technical Standards and Certification (ICONTEC) and the Standards Council of Canada for the methods used during the time the samples were prepared and assayed. It is also registered to the ISO-17025 Standard. Records were maintained to document the secure handling of the samples and to verify their identities were maintained.

9.7
November 2016 AVS Sampling Program

In December of 2016, Silver Elephant released the results of a small sampling program on two zones of mineralization within the Pulacayo deposit, these being the AVS and UG1 veins. The AVS vein is located approximately 200 m west of the Rothschild shaft, at a level 50 m above the San Leon adit level, which is situated at the 0 mine level (4128 m asl). The AVS vein measures 1.0 to 1.5 m in width and is defined by historic mapping and sampling. The strike and vertical extent of the steeply dipping vein is not well known. The AVS is identified in historical mining records but has not been mined at this level to date. Summarized assay results of five chip samples obtained in 2016 of the AVS vein are: Ag ranges from 17 to 392 g/t (average 208 g/t), Zn ranges from 5.7 to 23% (average 12.1%) and Pb ranges from 0.5 to 12% (average 5.6%). Samples were obtained by chipping a continuous channel across the width of the vein at a nominal spacing of one metre.

Pulacayo Project Technical Report October 2020

UG1 is the second vein sampled in 2016 and is located at mine level 0 (4128 m asl), approximately 110 m east of the San Leon adit and within 100 m of the Central shaft. The UG1 vein was sampled for approximately 117 m along a drift driven along the strike of the vein. Summarized assay results of 22 chip samples are: Ag ranged from 39 to 1400 g/t (average 433 g/t), Zn ranged from 0 to 23% (average 11%) and Pb ranged from 0 to 7% (average 1%). Sampling procedures were the same as those applied for the AVS vein. QAQC samples including certified reference materials and blank samples were inserted by Silver Elephant in the sample streams and all samples were submitted to ALS in Oruro, Bolivia, for preparation. Prepared sample material was subsequently sent for assay to ALS laboratory facilities in Lima, Peru. ALS is a fully accredited, ISO-17025 Registered, independent, international analytical services firm head quartered in Brisbane, Australia, that incorporates rigorous internal QAQC procedures. The QAQC sample assay results were determined to be acceptable and supported acceptance of the chip sample assay results. Records were maintained to document the secure handling of the samples and to verify their identities were maintained.

9.8
Silver Elephant Drilling (September 2019 – February 2020)

Silver Elephant initiated a 7 hole surface diamond core drilling program at the Paca Deposit in September of 2019 and completed the program in October of 2019. Seven holes were completed for a total of 860 m. Silver Elephant also initiated surface core drilling at the Pulacayo Deposit in December of 2019 and concluded in February of 2020. A total of 3,277.4 meters of drilling was completed in 18 drillholes. The Silver Elephant 2019-2020 drill program is discussed in detail in report section 10.5.

9.9
February 2020 Paca Geological Mapping

In February 2020, Silver Elephant geologists completed a geological mapping program of the Paca area. Several hydrothermal breccia outcroppings that were previously unidentified were observed in the area and appear to be associated with northeast-southwest striking faults in the area. An updated Paca area geological map provided by Silver Elephant is presented in Figure 9.7.

Pulacayo Project Technical Report October 2020

Figure 9.7: Geological Map of the Paca Area (Provided by Silver Elephant)

Eleven chip samples were collected during mapping and future drilling targets were identified. Ag values from these samples ranged from 1 to 283 g/t (average 70 g/t) with higher Ag-values associated with hydrothermal breccias in sedimentary rocks. Chip samples averaged 4.4 m in length. The chip samples were delivered to ALS in Oruro, Bolivia for assay. Laboratory duplicate and blank samples were inserted by ALS, all of which, produced acceptable results. ALS is an independent, ISO-17025 Registered analytical services firm accredited by the Colombian Institute of Technical Standards and Certification (“ICONTEC”) and the Standards Council of Canada for the methods used during the time the samples were prepared and assayed. Records were maintained to document the secure handling of the samples and to verify their identities were maintained. Results and locations of chip sampling are presented in Table 9.3.

Pulacayo Project Technical Report October 2020

Table 9.3: Summarized Chip Sampling Results from Silver Elephant 2020 Paca Program*
Sample	Easting (m)	Northing (m)	Elevation (m)	Type	Width (m)	Ag (ppm)	Zn (ppm)	Pb (ppm)
3857	739666	7749242	4452	CHIP	4.8	1	30	20
3858	739496	7750059	4342	CHIP	5.5	3	40	520
3859	739700	7750092	4357	CHIP	5	30	380	4370
3860	739445	7750136	4312	CHIP	4	21	50	2800
3861	739819	7750188	4297	CHIP	4	16	470	1410
3862	739881	7750236	4271	CHIP	4.5	239	390	3240
3863	739867	7750653	4218	CHIP	4	61	850	4280
3864	739864	7750648	4216	DUMP		63	920	5080
3865	739866	7750534	4222	CHIP	4	283	360	9700
3866	739904	7750559	4222	DUMP		43	650	2800
3867	739923	7750735	4198	CHIP	4	7	1050	2740
*UTM (9 S)84 - Zone ur within the periphercal te? the resoure within both oxide and sulphide zones WGS 84 – Zone 19 South and sea level datum

9.10
February-March 2020 San Leon Tunnel Geological Mapping

Geological mapping and sampling of the San Leon tunnel north of the Central Shaft was conducted in late-February to early-March 2020 (Figure 9.8). This area is alternatively known as the Pacamayo tunnel. Mapping identified a vein system trending in a roughly east-west direction at the Pacamayo zone. The vein system measures approximately 175 meters in width south to north in the tunnel and is situated 1.3 kilometers north of the Pulacayo resource area and 5 km south of the Paca resource area. Geological mapping also identified a transition in the intensity of alteration (argillic) along the San Leon tunnel.

Pulacayo Project Technical Report October 2020

Figure 9.8: San Leon Tunnel Geological Map (Provided by Silver Elephant)

Pulacayo Project Technical Report October 2020

Sixteen chip samples were collected during mapping, with results and locations presented in Table 9.4. Ag values from these samples ranged from 1 to 400 g/t (average 34 g/t) with higher Ag-values associated with the interpreted center of the Pacamayo vein system accompanied by advanced argillic alteration and silicification. Chip samples averaged 1.5 metres in length. The chip samples were delivered to ALS in Oruro, Bolivia for assay. Laboratory duplicate and blank samples were inserted by ALS, all of which, produced acceptable results. As noted above, ALS is an independent and fully accredited analytical services firm. Records were maintained to document the secure handling of the samples and to verify their identities.

Table 9.4: Summarized Chip Sampling Results from Silver Elephant 2020 San Leon Tunnel*
Sample	Easting (m)	Northing (m)	Elevation (m)	Type	Width (m)	Ag (ppm)	Pb (ppm)	Zn (ppm)
3868	740561	7745858	4372	Chip	3	1	20	10
3869	740505	7744890	4135	Chip	1.1	1	140	20
3870	740506	7744892	4135	Chip	1.2	4	310	30
3871	740510	7744911	4135	Chip	1.1	1	30	60
3872	740510	7744913	4135	Chip	1.2	0.9	20	40
3873	740517	7744934	4135	Chip	1.1	1	100	100
3874	740572	7745154	4135	Chip	1.6	0.9	90	110
3875	740593	7745251	4135	Chip	1.6	0.9	10	60
3876	740610	7745331	4135	Chip	1.9	0.9	40	150
3877	740629	7745402	4135	Chip	1	0.9	40	250
3878	740673	7745883	4135	Chip	0.85	5	3060	3990
3879	740673	7745900	4135	Chip	1.5	400	8760	9290
3880	740672	7745906	4135	Chip	1.9	6	1320	1020
3881	740672	7745909	4135	Chip	1.8	25	1370	1270
3882	740671	7745914	4135	Chip	1.8	17	1800	740
3883	740669	7745913	4135	Chip	0.9	77	3420	2870
*UTM (9 S)84 - Zone ur within the periphercal te? the resoure within both oxide and sulphide zones WGS 84 – Zone 19 South and sea level datum

9.11
2020 Pit Constrained Mineral Resource Estimate

A new Pulacayo Project Mineral Resource Estimate, effective October 13th, 2020, was completed and evaluates lower grade silver-zinc-lead mineralization constrained by open pit optimization methods. Results of this program are fully documented in Section 14 of this technical report.

Pulacayo Project Technical Report October 2020

10.0
 Drilling

10.1
Introduction

Silver Elephant completed diamond drilling at both the Paca and Pulacayo Deposits from September 2019 through February 2020 and this is referred to for current purposes as the 2020 drilling program. Results from this program were compiled with historic results for drilling programs carried out by ASC between 2002 and 2005 and those carried out by Apogee between 2006 and 2012 to support the current Mineral Resource Estimate. The Silver Elephant 2020 drill program was the first to be completed on the Pulacyao Deposit since 2012 and the Paca Deposit since 2006.

Information pertaining to ASC, Apogee, and Silver Elephant drilling programs is presented below in chronological order of program initiation. Drill collar locations, significant intercepts and drill plans for the Silver Elephant 2020 program are presented below in report section 10.5. Drill collar locations, significant intercepts and drill plans for ASC and Apogee programs can be sourced from previous NI 43-101 technical reports completed by Pressacco and Gowans (2007), Pressacco and Shoemaker (2009), Pressacco et. al. (2010), and Cullen et. al. (2012), Porter et al. (2013), Cullen and Webster (2015a, 2015b), and Cullen and Webster (2017).

10.2
ASC Drilling Programs (2002-2005)

10.2.1
Paca Drilling

ASC carried out 3,130 m of core drilling at Paca in 30 drill holes and 896 m of reverse circulation (RC) drilling in 5 drill holes. Basic information for the program appears in Table 10.1 and a tabulation of collar coordinate, hole depth and hole orientation data for the programs appear in the Cullen and Webster (2015a,b) technical reports previously filed on SEDAR.

Table 10-1: Summary of ASC Paca Deposit Drilling Programs – 2002 To 2005
Company	Period	Hole Numbers	Type	Total Metres
ASC	2002 to 2005	P001 to P030	HQ Core	3130
ASC	2002	PNR001, 002, 004 to 006 and PNS001	Reverse Circulation	896

Drilling was completed under contract by Leduc Drilling S.R.L. of La Paz, Bolivia using two drill rigs, a Longyear LF-140 and a LY-44, and HQ (63.5 mm diameter) core was recovered. The small reverse circulation drilling program was carried out using one of the coring rigs with modifications, but this system was reported to be unsatisfactory. ASC staff were responsible for geological support and management of the drilling programs. The purpose of ASC drilling programs was to explore the Paca deposit and provide initial delineation of mineral resources having potential for economic development using open pit mining methods. Results of the programs allowed ASC to identify a sub-vertical mineralized breccia structure along the Paca andesite dome’s north contact that merges with stratabound, mantos style mineralization that conforms to gently north-dipping volcaniclastic stratigraphy in the area. The results of drilling were used by ASC to support a maiden Mineral Resource estimate for the deposit, details of which were presented earlier in report Section 6.

Pulacayo Project Technical Report October 2020

10.2.2
Pulacayo Drilling

ASC completed 14 diamond holes totalling 3,095 m in length between July 2002 and November, 2003 (holes PUD001-PUD017). Eleven holes were drilled from surface and another three from drill stations located in the Pulacayo underground workings. Drilling was completed by Leduc Drilling S.R.L. of La Paz, Bolivia, using two Longyear LF-140 and LY-44 drill rigs and HQ (63.5 mm diameter) core was recovered.

A second phase of drilling was initiated in February 2003. Although 10 holes were planned, only 2 underground drill holes were subsequently completed for a total of 554 m (holes PUD025 and PUD026). Drilling was performed by Drilling Bolivia Ltd. and HQ core was recovered. Tabulations of collar coordinate, hole depth, hole orientation and significant intercept data for the program appear in the Cullen and Webster (2015a,b) technical reports previously filed on SEDAR.

ASC continued the drilling program in September 2003 and completed eight additional holes totalling 1,302 m (holes PUD018 to PUD024 and PUD027). Six holes were completed from surface and two holes were completed from drill stations located in the Pulacayo underground workings. Drilling was contracted to Maldonado Exploraciones S.R.L. of La Paz, Bolivia and they used Longyear model LY-44 and LF-70 drilling rigs recovering HQ size core. Tabulations of collar coordinate, hole depth, hole orientation and significant intercept data for these holes also appear in the Cullen and Webster (2015a,b) technical reports previously filed on SEDAR.

10.3
Apogee Drilling Programs (2006-2008)

10.3.1
Paca Deposit Drilling

Apogee completed 76 diamond drill holes (13,631.2 m) at Paca in three separate drilling campaigns during 2006. Between February 2006 and April 2006, Apogee completed a total of 2,301.5 m in 23 drill holes (PND031 to PND053). A second phase of diamond drilling was carried out from June 2006 to November 2006 during which a total of 10,443.70 m of drilling was completed in 46 drill holes (PND054 to PND099). Seven additional drill holes totalling 886 m were drilled in a third phase of drilling completed late in 2006 (PND100 to PND106). Table 10.2 presents a summary of these programs and a tabulation of collar coordinate, hole depth, hole orientation and significant intercept data for the programs appears in in Cullen and Webster (2015a,b) technical reports previously filed on SEDAR.  Drilling was completed under contract by Leduc Drilling S.R.L. of La Paz, Bolivia, using two rigs, these being Longyear LF-140 and LY-44 models, and HQ (63.5 mm diameter) core was recovered. Apogee staff were responsible for geological support and management of the 2006 drilling programs.

Pulacayo Project Technical Report October 2020

Table 10-2: Summary of Apogee Paca Deposit Drilling Programs
Company	Period	Hole Numbers	Type	No. of Holes	Total Metres
Apogee	Early 2006	PND031 to PND053	HQ Core	23	2,301.5
Apogee	Mid to Late 2006	PND054 to PND99	HQ Core	46	10,443.7
Apogee	Late 2006	PND100 to PND106	HQ Core	7	886.0
Total				76	13,631.2

The objective of the Apogee programs was to confirm and expand the distribution of Paca Deposit mineralization defined by earlier ASC drilling results. Emphasis on Mineral Resources potentially amenable to open pit mining methods remained the focus of deposit assessment work carried out by Apogee. The 2006 programs were successful in confirming the nature and extent of the Paca Deposit as previously defined by ASC and expanding the drilled extent of mineralization. The results of this exploration drilling program, in combination with those of the earlier ASC programs, formed the basis of the 2007 Mineral Resource Estimate on the Paca Eeposit completed by Micon for Apogee and reported by Pressacco and Gowans (2007).

10.3.2
Pulacayo Deposit Drilling

Following the acquisition of the Pulacayo Deposit property in 2005, Apogee initiated a Phase I diamond drill program that consisted of 19 holes totalling 4,150 m in length (PUD028 to PUD042). Four of the holes were completed from drill stations located in the Pulacayo underground workings and 15 were completed from surface locations. The Apogee program objective was to confirm mineralization defined by earlier ASC drilling results and the program was successful in demonstrating the presence of significant amounts of disseminated, veinlet, and stockwork sulphide mineralization located between the high-grade veins that were exploited by historic, narrow underground mine workings (Pressacco et al., 2010).

In November 2007 Apogee started Phase II drilling at Pulacayo and completed 14 holes totalling 3,745 m (PUD043 to PUD056). All holes were drilled from surface locations and results showed that the TVS consisted of disseminated, veinlet, and stockwork sulphide mineralized material measuring up to 120 m in width within which high grade mineralized shoots were present that had not been exploited by previous operators of the mine.

Phase III drilling was undertaken by Apogee between January and May, 2008 at which time 54 holes totalling 14,096 m were completed (PUD057 to PUD110). Of these, 8 holes were drilled from underground and the balance from surface.

Phase I drilling was completed by the Leduc Drilling S.R.L of La Paz, Bolivia and subsequent Phase II and III programs were completed by the Fujita Core Drilling Company of Bolivia. The companies used Longyear model LF44, LM-55, LF-90 and LM-90 drilling rigs for the surface and underground programs and core size was generally HQ (65.3 mm diameter). In certain instances, ground conditions around old workings or other issues required reduction in core size to NQ (47.6 mm diameter).

Pulacayo Project Technical Report October 2020

Tabulations of collar coordinate, hole depth, hole orientation and significant intercept data for the above programs appear in the Cullen and Webster (2015a,b) technical reports previously filed on SEDAR.

10.4
Apogee Drilling (January 2010 – December 2011)

10.4.1
Pulacayo Deposit Drilling

Phase IV drilling at the Pulacayo Deposit was initiated by Apogee in January of 2010. The surface program continued until the end of 2011 and underground drilling was carried out on a limited basis during that time in support of test mining activities within limits of the current Mineral Resource Estimate (PUD-111-PUD266). Phase IV surface drilling up to and including hole PD266 totals 42,522 m. The last 45 holes of the surface drilling program (6,254 m) were directed toward evaluation of oxide zone Mineral Resource potential above the main sulphide zone of the TVS. Phase IV program results improved the level of confidence within certain sulphide zone Mineral Resource areas and also allowed estimation and evaluation of oxide zone Mineral Resources.

The Fujita Core Drilling Company continued to provide drilling services at Pulacayo through the Phase IV, using Longyear models LF44, LM-55, LF-90 and LM-90 rigs for surface and underground drilling. The core size has been HQ except where ground conditions around old workings or other issues have required reduction in core size to NQ.

Tabulations of collar coordinate, hole depth, hole orientation and significant intercept data for the above programs appear in the Cullen and Webster (2015a,b) technical reports previously filed on SEDAR.

10.5
Silver Elephant Drilling (September 2019 – February 2020)

10.5.1
Paca Deposit Drilling

Silver Elephant completed a 7 hole surface diamond drill program at the Paca Deposit in September of 2019 and completed the program in October of 2019. Seven holes were completed for a total of 860 m. The program was designed to upgrade the confidence level of the grade and extent of the Paca Deposit as well as test the continuity of the oxide portion of the deposit on the northern manto-style section of Paca. Results from the drill program were compiled and incorporated with historic drill results completed by ASC and Apogee to support the current Mineral Resource Estimate. Drilling services were provided by Fujita Drilling Company utilizing a Longyear LF-90 model drilling rig recovering HQ (65.3 mm diameter) sized core. Collar locations are presented in Table 10.3 and Figure 10.1.

Pulacayo Project Technical Report October 2020

Table 10-3: Silver Elephant 2019-2020 Paca Deposit Drill Program Collar Locations*
Hole Id	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth (Deg)	Dip (Deg)
PND107	739,823	7,750,199	4,283	156.50	160	-75
PND108	739,741	7,750,189	4,282	134.50	180	-75
PND109	739,811	7,750,250	4,257	177.75	180	-52
PND110	739,884	7,750,247	4,254	201.00	215	-45
PND111	739,745	7,750,562	4,197	84.00	180	-75
PND112	739,821	7,750,570	4,203	60.70	180	-75
PND113	739,847	7,750,568	4,204	46.00	180	-75
*UTM (9 S)84 - Zone ur within the periphercal te? the resoure within both oxide and sulphide zones WGS 84 – Zone 19 South and sea level datum

Figure 10.1: Silver Elephant 2019-2020 Paca Deposit Drill Program Collar Locations (Drill Traces: Grey – ASC, Blue – Apogee, Red – Silver Elephant)
UTM (9 S)84 - Zone ur within the periphercal te? the resoure within both oxide and sulphide zones WGS 84 – Zone 19 South and sea level datum

Drill program results supported geological interpretations and grade domain modelling for the deposit. A “vein breccia” or “feeder system” occurs along the north contact of the porphyritic andesitic to dacitic Paca Dome complex and hosts the highest grade silver mineralization of the deposit. Disseminated silver-lead-zinc mineralization is hosted in the adjacent clastic-volcaniclastic sediments north and west of the Paca Dome, demonstrating a flat lying to gently sloping grade distribution. Significant intercepts for the program are presented in Table 10.4.

Pulacayo Project Technical Report October 2020

10.5.2
Pulacayo Deposit Drilling

Silver Elephant initiated surface drilling at the Pulacayo Deposit in December of 2019 and concluded in February of 2020. A total of 3,277.4 meters of drilling was completed in 18 drillholes. The program was designed to test possible strike extension of the TVS mineralization in both the east and west directions, with the majority of holes testing westward. Two exceptions to this exploration concept were drillholes PUD283 and PUD284 which were infill drillholes west of the Central shaft and east of the Porvenir shaft designed to test the continuity and distribution of high grade silver-zinc-lead mineralization defined in the 2017 Mineral Resource Estimate block model (Cullen and Webster, 2017). Results from the drill program were compiled and incorporated with historic drill results completed by ASC and Apogee to support the current Mineral Resource Estimate. Drilling services were provided by Fujita Drilling Company utilizing a Longyear LF-90 model drilling rig recovering HQ (65.3 mm diameter) sized core. Collar locations are presented in Table 10.5 and Figure 10.2.

Pulacayo Project Technical Report October 2020

Table 10-4: Silver Elephant 2019-2020 Paca Deposit Drill Program Significant Intercepts
Hole Id	From (m)	To (m)	*Core Length (m)	Ag (g/t)	Zn %	Pb %
PND107
	55	109	54	151	1.01	1.17
incl …	87	109	22	240	1.23	1.65
PND108
	15	65	50	135	0.4	1.42
inclu …	33	43	10	257	0.41	1.49
	94	96	2	160	0.94	0.52
PND109
	15	43	28	242	0.27	0.69
incl …	24	26	2	1223	0.42	3.2
	75	173	98	15	2.47	1.28
incl …	93	94	1	167	3.64	1.24
PND110
	9	182	173	95	1.63	1.4
incl…	16	28	12	1085	0.04	0.71
and…	61	65	4	1248	1.93	2.88
PND111
	0	2.4	2.4	110	0.16	0.58
PND112
	12	28	16	154	0.08	0.39
incl…	21	22	1	890	0.05	0.31
	33	36	3	120	0.07	2.4
	43	44.6	1.6	100	0.23	1.58
PND113
	3	28	25	196	0.04	0.29
incl…	21	28	7	310	0.04	0.19
*Reported lengths are core downhole lengths and not true widths. True widths are estimated at approximately 50 % to 80 % for PND107 to PND110 and 90 – 95%, for PND111 to PND113 of reported core lengths.

Pulacayo Project Technical Report October 2020

Table 10-5: Silver Elephant 2019-2020 Pulacayo Deposit Drill Program Collar Locations*
Hole Id	Easting (m)	Northing (m)	Elevation (m)	Depth (m)	Azimuth (Deg)	Dip (Deg)
PUD267	739,823	7,744,735	4,336	180.00	180	-45
PUD268	739,866	7,744,723	4,352	192.00	180	-45
PUD269	739,750	7,744,727	4,308	210.00	180	-45
PUD270	739,626	7,744,618	4,270	201.00	0	-45
PUD271	739,670	7,744,655	4,274	156.00	180	-45
PUD272	739,540	7,744,860	4,314	300.00	180	-45
PUD273	739,343	7,744,869	4,368	201.00	180	-45
PUD274	741,031	7,744,391	4,216	95.00	200	-65
PUD275	739,481	7,744,625	4,340	161.00	180	-45
PUD276	739,467	7,744,416	4,258	201.00	0	-45
PUD277	741,196	7,744,229	4,172	72.00	21	-55
PUD278	739,170	7,744,599	4,301	120.00	0	-45
PUD279	737,933	7,744,679	4,346	130.00	180	-45
PUD280	739,024	7,744,538	4,324	113.00	0	-45
PUD281	739,661	7,745,113	4,385	180.00	0	-45
PUD282	739,180	7,744,380	4,284	86.40	0	-45
PUD283	740,116	7,744,469	4,318	352.00	0	-55
PUD284	740,373	7,744,512	4,266	327.00	19	-65
*UTM (9 S)84 - Zone ur within the periphercal te? the resoure within both oxide and sulphide zones WGS 84 – Zone 19 South and sea level datum

Figure 10.2: Silver Elephant 2019-2020 Pulacayo Deposit Drill Program Collar Locations* (Drill Traces: Grey – ASC, Blue – Apogee, Red – Silver Elephant)
*UTM (9 S)84 - Zone ur within the periphercal te? the resoure within both oxide and sulphide zones WGS 84 – Zone 19 South and sea level datum

Pulacayo Project Technical Report October 2020

Drill holes testing east and west strike continuity of the TVS mineralization encountered pervasive alteration and stockwork veining indicating that the hydrothermal system is present, however the sulphide species that was observed in intercepted veins and stockworks suggests that the hydrothermal temperatures of the fluids in these upper reaches of the system were not sufficient to carry significant amounts of silver and base metals, with only sporadic occurrences being evident at the Pulacayo-West and Pulacayo-East areas. Significant intercepts for the program are presented in Table 10.6. Significant silver, zinc and/or lead mineralization was not intersected in drill holes PND269 to PND273 and PND275 to PND282.

Table 10-6: Silver Elephant 2019-2020 Pulacayo Deposit Drill Program Significant Intercepts
Hole Id	From (m)	To (m)	Core Length (m)*	Ag (g/t)	Zn %	Pb %
PUD267	31.5	67	35.5	54.3	4.31	0.92
	117	123	6	47.8	1.11	0.25
PUD268	21	23	2	20	1.34	0.77
PUD274	75	77	2	93.5		0.42
PUD274	82	83	1	83		0.09
PUD283	248	350	102	145	1.05	2.56
Incl …	310	322	12	784	4.11	3.79
and …	317	322	5	1565	8.25	3.85
PUD284	55	65	10	113	1.93	2.11
PUD284	206.3	273	66.7	112	0.46	1.94
incl …	256	273	17	274	0.33	1.13
*Reported lengths are core downhole lengths and not true widths. True widths are estimated at approximately 50 % to 60 % for PUD274 and PUD284 and approximately 70 % to 75%, for PUD276, PUD268, and PUD274 of reported core lengths.

10.6
ASC, Apogee and Silver Elephant Drilling Program Planning and Logistics

Planning for drill holes was based on the logging and interpretation of geological cross sections generated by staff geologists. Drill hole coordinates were established from base maps and surface drill hole collars were then located on the ground by field geologists using hand-held GPS equipment. Hole azimuths and inclinations were established using a compass and clinometer. Down hole deviation was determined at various down hole intervals, with 30m (Silver Elephant) and 50 m (ASC and Apogee) separation being common, using either Tropari or Reflex down hole survey tools.

ASC and Apogee drill core was initially stored at the drill site in wooden core boxes which hold approximately three metres of core. Recent drill programs completed by Silver Elephant utilized core boxes that hold up to 3 metres of core. Boxes were marked with the hole identification, box number and the included depth interval of the drill hole. Drilling staff marked core depth, generally in 3 m intervals, with a wooden tag indicating downhole depth at that point in metres. Once the drill hole was completed, drill hole collar coordinates were surveyed by staff surveyors and a concrete monument was typically established. The drill hole number was typically affixed to the monument by either a plate or simple printing in the cement (Figures 10.1, 10.2, 10.3).

Pulacayo Project Technical Report October 2020

Overall core recovery reported by ASC, Apogee, and Silver Elephant exceeds 90% in most cases, regardless of the type of rock being recovered. However, review of database records and drill log entries, plus observations made during the site visit drill core inspection programs by Mercator, show that individual drill holes having intervals of problematic low core recovery are present. These are identifiable in the digital drilling database and have been considered during selection of assay intervals for use in the current Mineral Resource Estimate. Zones with poor recovery typically occur in the Quaternary near-surface intervals, often directly below the cased overburden section (Figure 10.4). Since the Quaternary material is not included in the Mineral Resource grade domain solids, this style of loss did not appreciably impact the current Mineral Resource model. Mercator staff reviewed core from various positions within the deposit during the three field visits and confirmed that good recovery through mineralized zones is generally obtained. However, some intervals of strong fracturing and reduced core recovery were also inspected. None of these was considered inadequate for inclusion in the Mineral Resource estimation programs. Based on his recent site visit, co-author Arcé did not highlight core loss as a significant issue in relation to the 2020 Silver Elephant drilling program.

10.7
Comment on ASC, Apogee and Silver Elephant Drilling Programs

The authors are of the opinion that the drilling programs carried out by ASC, Apogee and Silver Elephant were completed in accordance with current industry standards such that the resulting data are acceptable for use in the Mineral Resource estimation program described in this report. More specifically, no drilling, sampling or recovery factor issues were identified that could materially impact the accuracy and reliability of the Mineral Resource estimates documented in this report.

11.0
 Sample Preparation, Analysis and Security

11.1
Introduction

Sample preparation, analysis and security discussions of the ASC, Apogee, and Silver Elephant drilling programs are presented below in chronological order of program initiation. Discussions applicable to the ASC and Apogee core drilling data that in part supports the current Mineral Resource Estimate are the same as those described in support of the September, 2012 Mineral Resource Estimate prepared for Apogee by Mercator (Porter et al., 2013) and in support of the subsequent 2015 and 2017 Mineral Resource Estimates prepared for Silver Elephant as reported by Cullen and Webster (2015a,b and 2017). Descriptions pertaining to the ASC and Apogee drilling programs presented below are taken with minor modification from the Pulacayo and Paca Deposit Mineral Resource Estimate Technical reports prepared earlier by Mercator (Cullen and Webster, 2015a,b and 2017). Modifications have been made where necessary to address current project context and property ownership by Silver Elephant rather than Apogee.

Pulacayo Project Technical Report October 2020

11.2
 Sample Preparation for 2002-2003 ASC Programs

Site procedures pertinent to ASC were not documented in the support information reviewed by Mercator. However, Apogee site staff familiar with the earlier program indicated during the 2011 and 2012 site visits by Mercator staff that procedures were generally similar to those employed by Apogee with respect to core logging, sampling, transport of samples and security. All ASC drill core samples were processed at the Oruro, Bolivia laboratory of ALS Chemex, with those from the first phase of drilling being analysed at ALS Chemex (formerly Bondar-Clegg) facilities in Vancouver, BC, Canada. In both instances, standard core preparation methods were used prior to elemental analysis.

11.3
Sample Preparation for Apogee Programs (2006-2012)

The following description of sample preparation and core handling protocols applies to all drilling programs at Pulacayo and Paca in which Apogee participated. Confirmation of applicability was discussed with Silver Elephant staff during the June 2015 site visit by Mercator and previously with Apogee staff during the 2011 and 2012 site visits by Mercator staff. Pressacco et al. (2010) previously outlined the same general conditions as being applicable for work programs carried out by Apogee prior to the effective date of that report.

Apogee staff were responsible for transport of core boxes by pick-up truck from drill sites to the company’s locked and secure core storage and logging facility located in the town of Pulacayo (Figure 11.1). At the facility the core was initially examined by core technicians and all measurements were confirmed. Core was aligned and repositioned in the core box where possible and individual depth marks were recorded at one metre intervals on the core box walls. Core technicians photographed all core, measured core recovery between core meterage blocks, completed magnetic susceptibility readings and specific gravity measurements, and recorded information on hard copy data record sheets. This information was entered into digital spreadsheets and then incorporated in the project digital database.

Pulacayo Project Technical Report October 2020

Figure 11.1: Apogee Core Logging Facility at Pulacayo Site

Drill site geologists initially completed a written quick log of drill hole lithologies along with a graphical strip log illustrating lithologies at the drill site. At the core facility they subsequently completed a detailed written description of lithologies, alteration styles and intensities, structural features, mineralization features such as occurrences and orientations of quartz veins, and the style, amount and distribution of sulphide minerals. Drill hole sections were drawn on paper cross sections when logging was completed and lithologies were graphically correlated from drill hole to drill hole.

Mineralized intervals were marked for sampling by the logging geologist using colored grease pencils and intervals plus associated sample numbers were recorded on a hardcopy sample record sheet. All paper copy information for each drill hole, including quick logs, detailed logs, graphical logs, sample record sheets, down hole surveys and assay certificates were secured together in a drill hole file folder to provide an archival record for each drill hole. After logging and processing, down hole lithocoded intervals, sample intervals and drill hole collar and survey information were entered into digital spreadsheets and then incorporated in the project digital database.

Sample intervals are marked by the logging geologist on the core and core technicians then cut the corresponding core in half using a diamond saw. Friable core was cut in half with a knife. Each half core sample was assigned a unique sample tag and number and placed in a correspondingly numbered 6 mil plastic sample bag. A duplicate tag showing the same number was secured to the core box at the indicated sample interval. As noted earlier, all sample intervals and corresponding numbers were recorded on a hardcopy sample data sheet and subsequently entered into a digital spreadsheet for later incorporation in the project database. The secured plastic sample bags were grouped in batches of 6-10 samples and secured in a larger plastic mesh bag in preparation for shipment to the ALS preparation laboratory located in Oruro, Bolivia. All bagged samples remained in a locked storage facility until shipment to the laboratory. Samples were transported from the core storage area to the ALS facility by either Apogee personnel or a reputable commercial carrier. Sample shipment forms were used to list all samples in each shipment and laboratory personnel cross-checked samples received against this list and reported any irregularities by fax or email to Apogee. Apogee advised Mercator that it has not encountered any substantial issues with respect to sample processing, delivery or security during the Paca or Pulacayo programs.

Pulacayo Project Technical Report October 2020

11.4
Sample Preparation for Silver Elephant Program (2019-2020)

Silver Elephant staff was responsible for transport of core boxes by pick up truck from the drill sites to the same locked and secure core storage and logging facility used by Apogee located in the town of Pulacayo. Drill logging and marking procedures are similar to the protocols established by Apogee, with focus on digital logging formats rather than paper copy records. Core technicians photographed all core and measured core recovery between core meterage blocks. Site geologists initially completed a written quick log of drill hole lithologies. Project geologists subsequently completed a detailed description of lithologies, alteration styles and intensities, structural features, mineralization features such as occurrences and orientations of quartz veins, and the style, amount and distribution of sulphide minerals at the core facility.

All activities pertaining to data collection, including sampling, insertion of control samples, packaging and transportation are conducted under the supervision of project geologists. Sample intervals are marked by the logging geologist on the core and core technicians then cut the corresponding core in half using a diamond saw. Each half core sample is assigned a unique sample tag and number and placed in a correspondingly numbered 6 mil plastic sample bag. A duplicate tag showing the same number is secured to the core box at the indicated sample interval. Samples are placed in sequence into rice bags which are labelled with a company code and the sample series enclosed in the bag. Requisition forms are compiled using the sample reference sheets generated since the previous shipment. When a shipment is ready, the sealed rice bags are dispatched to the ALS (Oruro, Bolivia) laboratory via commercial courier. Laboratory personnel check to ensure that no seal has been tampered with and acknowledge receipt of samples in good order via e-mail correspondence with the laboratory staff.

11.5
Drill Core Analysis for ASC Programs

Samples from the ASC Paca drilling programs carried out in 2002 were also prepared and analyzed by ALS. However, after preparation at the facility in Oruro, Bolivia under generally the same protocols as noted above for Apogee, analytical work was carried out at the ALS laboratory in Vancouver, BC, Canada. This facility was independent and fully accredited at the time as described earlier and analytical protocols were the same as those described above for Apogee.

11.6
Drill Core Analysis for Apogee Programs

Apogee staff logged and sampled drill core and carried out immersion method bulk density determinations but did not carry out any form of direct sample preparation or analytical work on project samples. Project analytical work was completed by ALS at its analytical facility in Lima, Peru after completion of sample preparation procedures at the ALS facility located in Oruro, Bolivia. ALS is an internationally accredited laboratory services firm with National Association of Testing Authorities (“NATA”) certification and that is certified to ISO Standards. The laboratory utilized industry standard analytical methodology and practiced rigorous internal Quality Assurance and Quality Control (“QAQC”) procedures for self-testing at the time of sample processing.

Pulacayo Project Technical Report October 2020

All samples were weighed upon receipt at the ALS lab and were prepared using ALS preparation procedure PREP-31B that consists of crushing the entire sample to >70% -2 mm, then splitting off 1 kg and pulverizing it to better than 85% passing 75 microns. The coarse reject materials from this processing were returned to Apogee for storage on site at Pulacayo.

Silver, lead and zinc concentrations for Apogee programs were analyzed by ALS using an Aqua Regia digestion and Atomic Absorption Spectroscopy (AAS) following ALS methods AA46 and AA62. Samples returning assay values greater than 300 g/t Ag were further analyzed using quantitative method Ag-GRAV22, which uses a Fire Assay pre-concentration and Gravimetric Finish on a 50g sample aliquot. Gold values were determined using the Au-AA26 analytical method provided by ALS that employs a Fire Assay pre-concentration followed by Atomic Absorption finish on a 50g sample aliquot. A multi-element analysis was also completed on samples using method code ME-MS41 which uses Aqua Regia digestion and ICP-AES analysis.

11.7
Drill Core Analysis for Silver Elephant Program

No aspect of the sample preparation for analysis is conducted by an employee, officer, director or associate of the issuer. Silver Elephant uses the ALS (Oruro, Bolivia) facility as their sample preparation laboratory. All samples were weighed upon receipt at the ALS lab and prepared using ALS preparation procedure PREP-31B that consists of crushing the entire sample to >70% passing 2 mm, then splitting off 1 kg and pulverizing it to better than 85% passing 75 microns. The coarse reject materials from this processing were returned to Silver Elephant for storage on site at Pulacayo.

Following preparation, the sample pulps are sent to ALS in Lima, Peru, for analysis. The analysing laboratory (ALS Lima, Peru) is ISO/IEC 42 17025:2005 accredited and both branches (ALS Oruro and Lima) are independent of Silver Elephant. The laboratory utilized industry standard analytical methodology and practiced rigorous internal QAQC procedures for self-testing at the time of sample processing.

Silver, lead and zinc concentrations for Silver Elephant programs were analyzed by ALS by multi-element analysis method, ALS code ME-ICP61a, using optical emission spectrometry and the inductively coupled plasma spectrometer (ME-ICPORE). Samples returning assay values greater than 200 g/t Ag were further analyzed using quantitative method Ag-GRAV21, which uses a Fire Assay pre-concentration and Gravimetric Finish on a 30g sample aliquot, and using Aqua Regia digestion and Atomic Absorption Spectroscopy (AAS) method Ag-OG62.

Pulacayo Project Technical Report October 2020

11.8
Quality Assurance and Quality Control

11.8.1
Introduction

QAQC programs and protocols applicable to the the majority of the core drilling data set that supports the current Pulacayo and Paca mineral resource estimates are the same as those described in support of the 2017 mineral resource estimate prepared by Mercator (Cullen and Webster, 2017) that was previously filed on SEDAR. On this basis, the descriptions presented in Cullen and Webster (2017) have been reproduced below with minor modification where necessary to address current project context and ownership by Silver Elephant.
Mercator reviewed all available QAQC data for Apogee and ASC drilling programs at Pulacayo and Paca that support the current mineral resource estimates. This confirmed Micon’s earlier assertion that external QAQC program data were not available for ASC programs. It also confirmed that Apogee had carried out systematic monitoring of QAQC issues through use of certified reference materials, blank samples, duplicate pulp split samples, independent check samples and third party check sample analysis. No certified reference materials were used for the 2006 program. Mercator also reviewed QAQC program results for the 2019-2020 Silver Elephant core drilling program that included insertion of certified reference materials, blank samples and analysis of duplicate pulp splits. Results associated with each of the noted QAQC programs are addressed below under separate headings.

11.8.2
Apogee Programs – 2006 to 2012

Drill core sampling carried out by Apogee during the 2006 through 2012 programs on the Pulacayo site was subject to a QAQC program administered by Apogee. This included submissions of blank samples, duplicate split samples of quarter core and half core, Apogee field standards and analysis of check samples at a third party commercial laboratory. Additionally, internal laboratory reporting of quality control and assurance sampling was monitored by Apogee on an on-going basis during the course of the project. Details of the various components are discussed below under separate headings.

Program Description and Results

Analytical field standard materials were prepared by Apogee in-house for use beginning in the 2006 Pulacayo and Paca drilling programs and consisted of coarsely fragmented mineralized bedrock obtained by Apogee staff from the local Pulacayo area. Micon flagged this approach in 2007-2008, noting that the associated sample material was inappropriate for the stated purpose and recommended that in future the company should use commercially available certified reference materials matched to the deposit type. This recommendation was adopted by Apogee for subsequent drilling programs. In total, results for 449 field reference samples submitted by Apogee for analysis were reviewed for this report. Reference samples were systematically inserted into the laboratory sample shipment sequence by Apogee staff at a nominal frequency of 1 in 30 (Table 11.1) for the 2006 Paca program. Records of reference standard insertion were maintained as part of the core sampling and logging protocols.

Pulacayo Project Technical Report October 2020

Table 11.1: Apogee Field Reference Material Data for 2006 Paca Drilling
Field Reference Material	Average Ag g/t	Average Pb %	Average Zn %	Number
FSPU01	706.58	2.75	1.7	449

Returned silver values for the field sample material range between 79 g/t and 1670 g/t and the population has a standard deviation of 192.4. Figures 11.2, 11.3 and 11.4 present program results for silver, zinc and lead, respectively, and show that substantial inconsistencies in grade occur within each metal in the population. The distribution curves are chronologically ordered and also show that several intervals of elevated values occur within the data set. This can be explained in various ways, but heterogeneity of the source material used for the field standard samples may be a substantial contributing factor. It is also noted that FSPU01 was not prepared in the manner normally undertaken for standard materials, which typically includes prescribed preparation protocols and round-robin testing at multiple commercial laboratories.

Mercator Comment on Apogee In-House Field Standard Program

Mercator is of the opinion that analytical results returned for the Apogee field standard program material should not be used to assess accuracy of associated core analytical results. This reflects the wide range of values returned for the material plus recognition that material preparation procedures normally established for analytical standards were not applied to the field standard material. Mercator’s opinion is consistent with that provided in 2007 by Micon.

Pulacayo Project Technical Report October 2020

Figure 11.2: Field Standard FSPU01 Analytical Results For Silver (N= 449)

Figure 11.3: Field Standard FSPU01 Analytical Results For Zinc (N= 449)

Pulacayo Project Technical Report October 2020

Figure 11.4: Field Standard FSPU01 Analytical Results For Lead (N= 449)

Apogee Certified Reference Material Programs - January 2010 to July 2011

The following description of certified reference material program results is taken from Cullen and Webster (2012b) with minor local modification of text to match the current reporting context.

Apogee has used three certified reference standards since the Phase IV drilling program commenced in January of 2010. These are CDN-SE-1, obtained from CDN Resource Laboratories (CDN) of Burnaby, BC and PB128 and PB138, obtained from WCM Minerals Ltd. (WCM) of Burnaby, BC. CDN-SE-1 was used since the start of the Phase IV drill program, beginning with drill hole PUD141, and remained in use until cessation of drilling covered by this report in 2012. PB128 was used in pre-January 2010 programs, beginning with drill hole PUD061, and was replaced by PB138 at drill hole PUD207. Descriptions for all three certified standards and their certified mean values appear in Table 11.2.

In total, results for 178 certified reference samples submitted for analysis were reviewed for this project period. This includes all certified reference samples used during the Apogee Phase IV drilling program during the period plus those pertaining to Phase III drill holes PUD134 through PUD138 for which assay results had not been received at the time of the Micon PEA in 2010.

Pulacayo Project Technical Report October 2020

Table 11.2: Certified Reference Materials Data for January 2010 to October 2011 Period
	Certified Mean Value ± 2 Standard Deviations
Reference Material	Ag g/t	Pb %	Zn %	Number
CDN-SE-1	712 ± 57	1.92 ± 0.09	2.65 ± 0.20	82
PB128	181 ± 16.41	4.43 ± 0.342	2.25 ± 0.18	91
PB138	199 ± 8.958	2.04 ± 0.149	2.08 ± 0.124	5

Reference samples were systematically inserted into the laboratory sample shipment sequence by Apogee staff that ensured that at least one standard was submitted for every 50 samples. Records of reference standard insertion were maintained as part of the core sampling and logging protocols.

The CDN-SE-1 standard was used exclusively during the Phase IV drill program initiated in January 2010 and continued in until cessation of drilling programs in 2012. In total, 82 samples of the material were analyzed during the drilling period covered in this report section, with samples submitted in association with drill holes PUD141 through PUD214. Returned silver values fall within a +15 g/t and -55 g/t range of the 95% confidence interval certified mean range and the average value of 698.75 g/t falls within the mean ±2 standard deviations control limits. One sample value falls below the control limits (Figure 11.5). A total of 12 lead values fall below the ±2 standard deviations control limits for that metal, with returned values within a +0.025% and -0.135% range of the certified mean. However, the average lead value of 1.87% falls within the control limits (Figure 11.6). Returned zinc values are more closely distributed around the certified value than those of silver and lead, with the average returned value of 2.65% being the same as the certified value. All values fall within +0.32% and -0.13% of the certified mean, with one result above the control limits (Figure 11.7).

The PB128 standard was used throughout the Phase III drill program, beginning in January, 2008 and continued through most of the Phase IV drill program. Use began with drill hole PUD061 and finished with drill hole PUD208. Results for a total of 91 samples collected since January, 2010 were reviewed for this report, with these corresponding to drill holes PUD134 to PUD208, exclusive of hole PUD207. All samples returned results for lead and zinc and 89 of the 91 samples returned results for silver. Silver values fall within a range of +13g/t and -8g/t of the certified mean value and the average value of 181.57 g/t very closely approximates the 181.0 8 g/t certified mean value (Figure 11.8). Lead values fall within +0.15% and -0.27% of the certified mean range and average 4.36%, all of which fall within mean ± 2 standard deviations control limits (Figure 11.9). One zinc value falls above the control limits but others fall within +0.20% and -0.09% of the certified mean range. The average returned value of 2.29% falls within the mean ± 2 standard deviations control limits (Figure 11.10).

Pulacayo Project Technical Report October 2020

Figure 11.5: Certified Standard CDN-SE-1 Results – Ag g/t (N=82)

Figure 11.6: Certified Standard CDN-SE-1 Results-Pb% (N=82)

Pulacayo Project Technical Report October 2020

Figure 11.7: Certified Standard CDN-SE-1 Results – Zn % (N=82)

Figure 11.8: Certified Standard PB128 Results – Ag g/t (N=89)

Pulacayo Project Technical Report October 2020

Figure 11.9: Certified Standard PB128 Results – Pb % (N=91)

Figure 11.10: Certified Standard PB128 Results – Zn% (N=91)

Pulacayo Project Technical Report October 2020

The PB138 certified reference material was introduced during the Phase IV drill program to replace PB128 and a total of 5 samples of the material were analyzed in association with drill holes PUD207, PUD210, PUD211A, and PUD214. Silver values returned fell within -9 g/t of the certified mean value range and average 194.20 g/t, all of which fall within mean ± 2 standard deviations control limits (Figure 11.11). The average lead value of 1.91% falls within mean ± 2 standard deviations control limits, with all but one value falling within -0.25% of the certified mean range. One value occurs below the lower control limit (Figure 11.12). Zinc results fall within +0.11% and -0.20% of the certified mean value with 2 falling below mean ± 2 standard deviations control limits. The mean value of 2.00% falls within control limits (Figure 11.13).

Based on results presented above, it is apparent that a low bias exists in silver and lead results for CDN-SE-1. This is most pronounced in the lead data set where 15% of samples returned values below mean ± 2 standard deviations control limits. In contrast, zinc results for CDN-SE-1 closely track the certified mean value. A low bias may also be present for silver, lead and zinc in the PB138 data set, but the limited number of samples (5) prevents further comment. PB128 results for all three metals typically fall within mean ± 2 standard deviation project control limits.

Apogee Certified Reference Material Programs – September 2011 to January 2012

The oxide zone diamond drilling program was carried out between September 2011 and December 2011 and some oxide zone re-sampling of earlier holes was carried out in January of

Figure 11.11: Certified Standard PB138 Results - Ag g/t (N=5)

Pulacayo Project Technical Report October 2020

Figure 11.12: Certified Standard PB138 Results - Pb % (N=5)

Figure 11.13: Certified Standard PB138 Results - Zn % (N=5)

2012. Certified reference material insertion protocols for this period were the same as those described above for the earlier Apogee program. The CDN SE-1 (25 samples) and PB138 (54 samples) reference materials were used during this period and results for both typically fall within the mean ± 2 standard deviations control limits for the project. Slight low bias within the control limits is notable for Pb in CDN-SE-1 and PB138 results show similar slight low bias within control limits for all three metals. Results for the two reference materials are interpreted as indicating an acceptable degree of accuracy in the associated data set. Figures 11.14 to 11.16 present CDN-SE-1 Ag, Pb and Zn results for this program and Figures 11.17 to 11.19 present PB 138 Ag, Pb and Zn results.

Pulacayo Project Technical Report October 2020

Figure 11.14: Certified Standard CDN-SE-1 Results - Ag g/t (N=25)

Pulacayo Project Technical Report October 2020

Figure 11.15: Certified Standard CDN-SE-1 Results - Pb % (N=25)

Figure 11.16: Certified Standard CDN-SE-1 Results - Zn % (N=25)

Pulacayo Project Technical Report October 2020

Figure 11.17: Certified Standard PB138 Results - Ag g/t (N=54)

Figure 11.18: Certified Standard PB138 Results - Pb % (N=5)

Pulacayo Project Technical Report October 2020

Figure 11.19: Certified Standard PB138 Results - Zn % (N=54)
Mercator Comment on ASC and Apogee Certified Reference Material Programs

Mercator is of the opinion that ASC and Apogee certified reference material programs were sufficient and appropriate for a project of this size. Notwithstanding the low bias trends noted above, Mercator considers combined data of all certified reference material programs to be sufficiently consistent to support use of associated datasets for current resource estimation purposes. However, it is recommended that low bias trends for the associated reference materials be investigated further.

Blank Sample Programs

Program Description and Results

Blank samples were systematically inserted into the laboratory sample stream by Apogee staff during the 2006 Paca drilling programs as well as in the Pulacayo drilling programs that were carried out in the same year. It is assumed that the same quartzite material used at Pulacayo was also used for the Paca program, but this was not confirmed by Mercator. A total of 535 blank samples were analysed for 12,427 normal core samples and this reflects an average insertion rate between 1 in 20 and 1 in 25.

Average blank values of 0.76 g/t for silver, 0.006% for zinc and 0.005% for lead apply to this program and Figures 11.20, 11.21 and 11.22 present respective chronologically sequenced data. Descriptive statistics and rank/percentile distribution analysis were completed for each blank metal of the blank sample data set. These showed that all but one sample returned a silver value less than or equal to 20.94 g/t, with 99.8% of silver values being less than or equal to 10 g/t. Zinc results show that 99.8% of samples returned values less than or equal to 0.64% and that only one sample with a value of 0.38% exceeded this threshold. Lead results are similar, with 99.8% of samples having values less than or equal to 0.03% and only one value above this level at 0.13%. Notably, maximum lead and zinc values assign to the same sample abut do not correlate with the maximum silver value.

Pulacayo Project Technical Report October 2020

The oxide zone diamond drilling program was carried out between September 2011 and December 2011 and some oxide zone re-sampling of earlier holes was carried out in January of 2012. The blank sample insertion protocol for this period was the same as described above for the earlier programs. These results are interpreted as indicating that no problematic level of sample material cross-contamination exists within the associated dataset.

Figure 11.20: Blank Sample Results – Ag g/t (N= 535)

Pulacayo Project Technical Report October 2020

Figure 11.21: Blank Sample Results – Zn % (N= 535)
Figure 11.22: Blank Sample Results – Pb % (N= 535)

Pulacayo Project Technical Report October 2020

Mercator Comment on Blank Sample Programs
Results of the blank sample program show consistently low variability levels and much of that seen may reflect sample collection and preparation stage influences that cannot be fully evaluated. Mercator recognizes that use of field materials as blank samples without proper preparation and analytical testing was not an optimum approach for this aspect of a QAQC program. However, data have been interpreted as showing that no significant or systematic cross-contamination effects are present in the 2006 Paca data set.

Core Duplicate Split Program

In addition to scheduled analysis of duplicate splits of core sample pulps by the laboratories, Apogee carried out a program of quarter core sampling to check on sample variability and lab consistency during this report period. A total of 919 duplicate ¼ core samples were processed for the 2006 Paca drilling project and this represents an average insertion rate of approximately one in fourteen. The protocol referenced by Pressacco and Gowans (2007) for this program was based on a one in fifteen insertion rate. Silver results are presented in Figure 11.23 and those for zinc and lead appear in Figures 11.24 and 11.25, respectively.

Figure 11.23: Duplicate ¼ Core Sample Results for Silver (N= 919)

Pulacayo Project Technical Report October 2020

Figure 11.24: Duplicate ¼ Core Sample Results for Zinc (N= 919)

Figure 11.25: Duplicate ¼ Core Sample Results for Lead (N= 919)

Pulacayo Project Technical Report October 2020

The ¼ core duplicate silver, zinc and lead data sets have correlation coefficients of 0.98, 0.99 and 0.97, respectively. Distributions in all cases group along their 1:1 correlation lines.

During 2010 to 2012 Apogee carried out a program of quarter core and half core sampling to check on sample variability and lab consistency during this report period. A total of 149 duplicate samples were processed by ALS in Lima, Peru, during the period, including 107 quarter core samples associated with drill holes PUD134 through PUD211A and 42 half core samples associated with drill holes PUD176 through PUD214.

Mercator Comment on Core Duplicate Split Programs

Mercator is of the opinion that the Apogee ¼ core duplicate split program results show acceptable and systematic correlation between core sample pairs. This reflects various contributing factors, including core-scale heterogeneity of metal distribution and both preparation and analytical stage errors.

Pulacayo Project Technical Report October 2020

Pulp Split and Reject Duplicate Split Check Sample Programs

January 2010 to July 2011 Program

Apogee incorporated collection of third-party check samples through all drill programs, including the Phase IV exploration program initiated in January 2010, with prepared pulp splits and rejects selected from various holes for this purpose. In total, results from 442 data pairs were reviewed for this period and are presented in Figures 11.26, 11.27, and 11.28 for Ag, Pb and Zn respectively. A high degree of correlation exists between sample pairs for all three metals and all show 0.999 correlation coefficients, with strong grouping along the 1:1 correlation trend. Analytical results included in the check sample program were determined at the ALS facility in La Serena, Chile and original project results were from the ALS facility in Lima, Peru. Since January of 2010, and starting at PUD 140, all second laboratory cross check analysis were carried out at SGS in Lima Peru.

July 2011 to January 2012 Program

The oxide zone diamond drilling program carried out between September 2011 and December 2011 and the oxide zone core re-sampling program carried out in January of 2012 included analysis of 523 check samples under the same protocols described above for the immediately preceding Apogee program. Figures 11.29, 11.30 and 11.31 present silver, lead and zinc results, respectively. As in the earlier program, a high degree of correlation exists between sample pairs for all three metals, these being 0.99 in each case, and distributions group closely along the 1:1 correlation trends.

Pulacayo Project Technical Report October 2020

Figure 11.26: Pulp Splits and Reject Duplicate Samples – Ag g/t (N=442)

Figure 11.27: Pulp Splits and Reject Duplicate Samples - Pb % (N=442)

Pulacayo Project Technical Report October 2020

Figure 11.28: Pulp Splits and Reject Duplicate Samples – Zn % (N=442)

Figure 11.29: Pulp Splits and Reject Duplicate Samples – Ag g/t (N=523))

Pulacayo Project Technical Report October 2020

Figure 11.30: Pulp Splits and Reject Duplicate Samples – Pb % (N=523)

Figure 11.31: Pulp Splits and Reject Duplicate Samples – Zn% (N=523)

Pulacayo Project Technical Report October 2020

Mercator Comment on Pulp Split and Reject Duplicate Split Check Sample Programs

Mercator is of the opinion that the Apogee pulp split and reject duplicate split check sample programs were sufficient and appropriate for a project of this size. Results are deemed acceptable and show that no systematic or problematic trends of inter-lab bias exist within the group of sample pairs analysed.

11.8.3
 Apogee Drill Hole Twinning Program

Apogee twinned two ASC core holes for purposes of check sampling and lithologic comparison. Hole PND031 was drilled as a twin for PND008 and PND 032 was drilled as twin for PND003.

Mercator could not assess original ASC lithologic logs because copies of these are not currently available. However, database lithologic entries for the original holes are assumed to have been assigned from the original logs and these lithocodes were compared with those generated for the Apogee twin holes. In both cases, reasonable agreement is present between the two lithologic records and this suggests that an element of lithologic logging consistency is present between the ASC and Apogee datasets. Assay results for twinned hole pairs were also reviewed by Mercator in both cases. Metal values in PND003 and PND032 show reasonable spatial and magnitude correlation, while those in PND008 and PND031 show reasonable spatial correlation with generally lower metal levels being present for PND031 relative to PND008. In both cases, results define spatially correlatable higher grade portions of respective drill holes. Comparative analytical results for silver are presented in Figures 11.32 and 11.33 and illustrate the hole to hole correlation points noted. An explanation for lower silver levels in PND031 samples is not apparent in project reporting reviewed by Mercator.

Pulacayo Project Technical Report October 2020

Figure 11.32: Silver Comparison for Twin Drill Holes PND003 and PND032

Figure 11.33: Silver Comparison for Twin Drill Holes PND008 and PND031

Pulacayo Project Technical Report October 2020

11.9
Silver Elephant Programs – 2019 to 2020

11.9.1
Certified Reference Material Program

Silver Elephant used one certified reference standard during the 2019 to 2020 drilling program. This standard is PB132, obtained from WCM Minerals Ltd. of Burnaby, British Columbia, Canada. The certified mean values for PB132 are provided in Table 11.3. In total, 35 certified reference samples were submitted for analysis and reviewed for this project period. Reference samples were systematically inserted into the laboratory sample shipment sequence by Silver Elephant staff that ensured that at least one standard was submitted for every 60 samples. Records of reference standard insertion were maintained as part of the core sampling and logging protocols.

Table 11-3: Certified Reference Materials Data for January 2010 to October 2011 Period
	Certified Mean Value
Reference Material	Ag g/t	Pb %	Zn %	Number
PB132	2668	2.79	2.56	35

Standard results for silver, lead and zinc are presented in Figures 11.34, 11.35 and 11.36, respectively. Pulacayo samples occur on the left hand side of these figures with the sample number range of 2120 to 3840, whereas Paca samples occur on the right hand side of these figures with the sample number range of 2020 to 2460.

Silver values fall systematically below the certified reference value with the standard samples within the Paca sample stream being more negatively biased than the standard samples within the Pulacayo sample stream. The Paca stream standards returned silver values that averaged 187 g/t (or 7%) below the certified silver value whereas the Pulacayo stream standards returned silver values that averaged 118 g/t (or 4%) below the certified silver value for PB132. All of the Pulcayo stream standards have values within two standard deviations of the mean silver value, whereas only two of the Paca stream standards returned values within two standard deviations. The remaining five Paca standards returned values slightly below two standard deviations of the mean silver value for PB132. Lead values for both the Paca and Pulacayo samples fall within +3.5 % and -4.2 % of the certified mean lead value. The mean lead values returned for the Paca deposit samples (2.81%) and Pulacayo deposit samples (2.80%) are very close to the certified mean value for PB132 (2.79%). Zinc vales for both the Paca and Pulacayo samples fall within + 5.1 % and - 4.3 % of the certified mean value for PB132 but are systematically elevated slightly above the certified reference value. The mean returned zinc values of 2.60 % for Pulacayo and 2.61 % for Paca are slightly above the certified mean value of 2.56 % for PB132. Only four submitted standards returned values below the certified mean value for PB132.

Pulacayo Project Technical Report October 2020

Figure 11.34: PB132 Sample Results for Silver (N= 35)

Figure 11.35: PB132 Sample Results for Lead (N= 35)

Pulacayo Project Technical Report October 2020

Figure 11.36: PB132 Sample Results for Zinc (N= 35)

11.9.2
Blank Sample Program

Blank samples were systematically inserted into the laboratory sample stream by Silver Elephant staff during the 2019 to 2020 Paca and Pulacayo drilling programs. It is assumed that the same blank material was used for the Pulacayo and Paca programs, but this was not confirmed by Mercator. A total of 34 blank samples were submitted for analysis and reviewed for this project period. Blank material samples were systematically inserted into the laboratory sample shipment sequence by Silver Elephant staff that ensured that at least one standard and one blank were submitted for every 60 samples. Figures 11.37, 11.38 and 11.39 present respective chronologically sequenced data, with blank samples within the Pulacayo sample sequence occurring on the left hand side of the figure with a sample number range of 2160 to 3800 and the Paca sample sequence occurring on the right side of the figure with a sample numbers range of 2033 to 2520. All blank samples returned silver values less than or equal to 2 g/t, lead values less than or equal to 0.011 % and zinc values less than or equal to 0.023%. A higher lead and zinc background level is reflected in the Paca sample stream than is seen in the Pulacayo sample stream with no obvious explanation for the difference. Blank samples from the Paca sample stream have a mean lead value of 0.005 % and mean zinc value of 0.010 % whereas blank samples from the Pulacayo sample stream have a mean lead value of 0.001 % and zinc value of 0.003. A slightly higher silver background level is observed for the Paca blank samples (0.79 g/t) than the Pulacayo samples (0.60 g/t). Overall, the background levels for Ag, Pb and Zn are very low and do not indicate that substantive cross contamination effects are present in the data set. However, Mercator recommends that further investigation of the high background effects for zinc and lead noted above should be carried out.

Pulacayo Project Technical Report October 2020

Figure 11.37: Blank Sample Results for Silver (N= 34)

Figure 11.38: Blank Sample Results for Lead (N= 34)

Pulacayo Project Technical Report October 2020

Figure 11.39: Blank Sample Results for Zinc (N= 34)

11.9.3
Core Duplicate Split Program 2019-2020

Silver Elephant carried out a program of quarter core sampling to check on sample variability and lab consistency during the 2019 to 2020 drilling program. A total of 32 quarter core samples were processed for the Paca and Pulacayo drilling programs. Duplicate split samples were systematically inserted into the laboratory sample shipment sequence by Silver Elephant staff that ensured that at least one duplicate was submitted for every 60 samples. Silver, lead and zinc results for duplicate – original pairs are presented in Figures 11.40, 11.41 and 11.42, respectively.
The ¼ duplicate silver, zinc and lead data sets have correlations coefficients of 0.99, 0.98 and 1.00, respectively. Distributions in all cases group along their 1:1 equality lines.

Pulacayo Project Technical Report October 2020

Figure 11.40: Duplicate ¼ Core Sample Results for Silver (N= 32)

Figure 11.41: Duplicate ¼ Core Sample Results for Lead (N= 32)

Pulacayo Project Technical Report October 2020

Figure 11.42: Duplicate ¼ Core Sample Results for Zinc (N= 32)

11.10
 Mercator Comment on Sample Preparation, Analysis and Security

Based on all information consulted to date, Mercator is of the opinion that ASC, Apogee, and Silver Elephant sample preparation, analysis and security methodologies for their respective Pulacayo and Paca Deposit drilling programs were sufficient for a project of this size and that suitable documented precautions were taken by both Apogee and Silver Elephant to identify irregularities in sample analytical results. Comparable verification for the Pulacayo and Paca ASC program was not available to Mercator but no indications of problematic data were detected during Mineral Resource estimation work carried out by Mercator.

Pulacayo Project Technical Report October 2020

12.0
 Data Verification

12.1
Introduction

The data verification discussion applicable to ASC and Apogee drilling results included in the current Mineral Resource Estimate refer to the same project data sets used in the preceding Mineral Resource Estimate prepared by Mercator for Prophecy in 2017. On this basis, the descriptions presented in the associated SEDAR-filed technical report (Cullen and Webster, 2017) have been reproduced below with modifications where necessary to address current project ownership. Separate assessments were undertaken with respect to the Silver Elephant 2019-2020 drilling program and co-author Arcé carried out an independent site visit between September 5th and 6th to the Pulcayo and Paca deposit areas to support the current technical report, with specific focus placed on reviewing drill core from the Silver Elephant drilling program.

12.2
Review and Validation of Project Data Sets

Drill hole databases used for the previous Mineral Resource Estimate were retained for the current Mineral Resource estimation program. ASC and Apogee digital database drill hole records for the Pulacayo and Paca Deposits were checked against scanned image files and/or original records for the project. The purpose of this was to assess consistency and accuracy of such records and to ensure integrity of the drill hole database since the previous Mineral Resource Estimate. Parameters reviewed in detail include collar coordinates, down hole survey values, hole depths, sample record entries, corresponding analytical results and database lithocodes. Approximately 10 % of the drill holes comprising the Pulacayo and Paca drilling database were checked in detail against original source documents. Review of logging and sample records showed consistently good agreement between original image file or hard copy records and drilling database records. The 10 % ASC-Apogee database validation was completed in addition to similar validation programs complete for previous Mineral Resource Estimates.

The desktop validation programs completed for the 2015 Mineral Resource Estimate (Cullen and Webster, 2015b) and 2017 Mineral Resource Estimate (Cullen and Webster, 2017) showed that the Paca database lithocode entries for the first thirty holes completed by ASC (PND001 through PND030) could not be directly verified due to original logging records being unavailable. This deficiency did not extend to original core sampling records, which were found to be complete. Mercator recommended that a core re-logging program for the thirty ASC holes that lacked lithology documentation be completed and this work was carried out during the summer of 2015. The re-logging results were generally consistent with the existing database entries and the original entries were in many cases more detailed. This check on original entries was considered by Mercator to provide sufficient confirmation of the existing lithocodes to support their use in the current Paca resource estimate.

Pulacayo Project Technical Report October 2020

Micon noted in the Pressaco et al. (2010) Pulacayo PEA that minor inconsistencies were in some instances present between digital project datasets and original source documents reviewed at the field site. More specifically, disagreement was noted in drill hole coordinates between original and digital datasets for such parameters as hole survey data, core recovery information on paper logs, incomplete digital representation of specific gravity analysis in the project database, and paper logs not having original sample documents appended. Apogee staff followed up on associated recommendations laid out by Micon and subsequently prepared a summary file at the field site for each drill hole that contained updated drill collar coordinates, complete down hole survey results, graphical and tabulated quick logs, geological logs, updated cross sections, original sample records, summary assay results, specific gravity analyses and core recoveries. Examples of these summary drill hole files were reviewed by Mercator during all site visits.

After completion of all manual record checking procedures, the drilling and sampling database records were further assessed through digital error identification methods available through the Geovia-Surpac Version 2020® software. This provided a check on items such as sample record duplications, end of hole errors, survey and collar file inconsistencies and some potential lithocode file errors. The digital review and import of the manually checked datasets through Surpac provided the validated Microsoft Access® database that Mercator considered acceptable with respect to support of the Mineral Resource estimation program described in this report.

Core sample records, lithologic logs, laboratory reports and associated drill hole information for the 2019-2020 drill program was provided to Mercator by Silver Elephant for Mineral Resource Estimation purposes. Mercator completed a 100 % check of database analytical entries associated with the Silver Elephant program against original assay certificates. Compilation of drill hole collar coordinates, down hole survey values, hole depths and sample record entries were checked against excel format drill logs provided by Silver Elephant and no significant issues were identified.

12.3
Site Visits by Mercator

12.3.1
August 3rd to August 10th 2011 Site Visit

Peter Webster, P. Geo., and co-author Harrington of Mercator carried out a site visit to the Pulacayo Deposit during the period August 3rd through 10th, 2011. At that time, they completed a review of all Apogee drill program components, including discussion of protocols for lithologic logging plus storage, handling, sampling and security of drill core. A core check sampling program consisting of 9 quarter core samples, 2 duplicate split samples, 2 quality control samples, and 4 reject material samples was also carried out. A drill collar coordinate check program was also completed during the visit, with collar coordinates for 7 Apogee drill holes collected using a hand-held GPS device for comparison against database records. Apogee President, Mr. C. Collins, P. Geo, and Exploration Manager Mr. H. Uribe Zeballos provided technical assistance and professional insight during the site visit.

Pulacayo Project Technical Report October 2020

During the core inspection and review process, several previously sampled core intervals representative of the Ag, Pb and Zn grade ranges of the Pulacayo deposit were selected from drill holes PUD111, PUD134, PUD140, PUD144, PUD175, PUD188, and PUD203 for use in the Mercator check sampling program. After mark-up and photographing of sampled core intervals by Mercator, Apogee staff carried out quarter core sampling of the designated core samples under Mercator supervision. Resulting bagged, labelled and sealed core samples were securely stored at the Apogee facility until being transported by commercial courier to SGS del Peru S.A.C for analysis.

In total, 9 quarter core samples were collected to provide sample coverage across the silver, lead and zinc grade ranges represented in the deposit. The quarter core samples were collected from drill holes PUD111, PUD134, PUD140, PUD144, PUD175, PUD188, and PUD203 and were submitted for analysis to SGS del Peru S.A.C. A sample of certified reference material CDN-SE-1, a commercial blank sample, and 4 reject samples were added to the batch of core samples submitted by Mercator for quality control and quality assurance purposes.

After standard crushing and pulverization, silver, lead, zinc and copper levels were determined for check samples using SGS code ASS11B elemental analysis, which incorporates Aqua Regia digestion followed by AAS determination, and a Fire Assay – FAG313 finish for samples with silver values greater than 300 g/t. Specific gravity measurements for all prepared sample pulps were also completed using pycnometer instrumentation (PHY03V Code).

Mercator core check sample results are compared to original Apogee results in Figure 12.1, Figure 12.2 and Figure 12.3 for silver, lead, and zinc respectively. A correlation coefficient of 0.78 applies to the silver data set but removal of one sample having an original value of 529 g/t and a check result of 21 g/t moves the correlation coefficient to 0.98. Lead results show good agreement

Pulacayo Project Technical Report October 2020

Figure 12.1: Mercator ¼ Core Check Samples - Ag g/t (N=9)

Figure 12.2: Mercator 1/4 Core Check Samples - Pb % (N=9)

Pulacayo Project Technical Report October 2020

Figure 12.3: Mercator 1/4 Core Check Samples – Zn % (N=9)

between data sets, with a correlation coefficient of 0.96, while zinc data show higher variability between samples that is reflected in a correlation coefficient of 0.83.

Results of the 2011 Mercator check sample program are interpreted as showing that reasonable correlation exists between the original and check sample data sets in all but one instance of an anomalous silver result. The value in question may suggest strong spatial heterogeneity of silver distribution within the sample interval but could also be a result of sample contamination or analytical error. Despite the lower correlation coefficient for zinc results, all original samples that returned a grade of greater than 2.00% also returned a check value greater than 2.00% and samples below that threshold provide a correlation coefficient of 0.99. These results confirm the anomalous character of mineralization within the sections sampled, particularly at grades below
2.00%, and indicate that lower correlation at higher grades may be related to heterogeneity of sulphide mineral distribution at the core sample scale rather than analytical error or sample contamination.

Observations regarding the character of the landscape, vegetation, site elevations, surface drainage, road/drill pad features, drill sites, mine accesses, exploration conditions, and core logging and handling facilities were also noted during the site visit. Based on observations made during the site visit and discussions with Apogee staff and consultants, Mercator determined that, to the extent reviewed during the visit, evidence of work programs carried out to date on the property is consistent with descriptions reported by the company and that procedures employed by Apogee staff are consistent with current industry standards and are of good quality.

Pulacayo Project Technical Report October 2020

12.3.2
April 26th to April 28th, 2012 Site Visit

Co-author Cullen visited the Pulacayo site during the period April 26th to April 28th, 2012 with the purpose of carrying out review of on-going drilling and resource estimation program work pertaining to oxide zone mineralization not included in the previous Mercator resource estimate. Reviews of site drill program components, including discussion of protocols for lithologic logging plus storage, handling, sampling and security of drill core were carried out at that time, with specific focus on the 45 drill holes completed late in 2011 that targeted oxide zone mineralization of the TVS.

Trenched areas, TVS surface exposures and drilling locations associated with assessment of the oxide zone were visited and a general overview of the site and facilities was obtained. A core check sampling program consisting of 24 quarter core samples, 1 quality control reference material sample, and 1 blank sample was also carried out, along with field location checking of drill collar coordinates for 14 oxide zone drill holes. Collar locations were checked using a hand-held GPS device for comparison against database records and acceptable results were returned from both programs. Detailed results of these programs appear below.

An active test mining area developed by Apogee on a subsidiary hanging-wall vein (ramale) interval of the TVS near the San Leon tunnel was also visited during the April 2012 trip. Stoping of the vein was being carried out at that time over a horizontal width of approximately 1.5 m to 2.0 m and stoped material was being stockpiled on surface for use in future metallurgical testing programs.

Apogee President, Mr. C. Collins, P. Geo., accompanied author Cullen throughout the visit and Exploration Manager, Mr. H. Uribe Zeballos, discussed the project during meetings held on April 24th at Apogee’s La Paz office. Discussions on site were held with Apogee mine staff and mine manager, Mr. Wouter Erasmus, led an underground tour of the test mining area and adjacent historic workings (Figure 12.4). Apogee site geological staff under direction of Mr. F. Mayta, Senior Geologist, plus core facility technicians facilitated review and sampling of the oxide zone drill core that was a primary focus of the site visit.

2012 Check Sampling and Drill Hole Location Checking

During the April 2012 site visit by Mercator, Pulacayo quarter core samples were obtained from Apogee oxide zone drill core for purposes of independent check sample analysis. In total, 23 quarter core samples were collected to provide sample coverage across the silver, lead and zinc grade ranges represented in the oxide zone. The quarter core samples were collected from drill holes PUD266, PUD230, PUD220, PUD251 and PUD256 and were submitted for analysis to SGS del Peru S.A.C. A sample of certified reference material CDN-SE-1 and a commercial blank sample were added to the batch of core samples submitted by Mercator for quality control and quality assurance purposes.

Sample intervals of archived drill core were selected and marked by Mercator and then photographed prior to being placed in labelled plastic bags for shipment to the laboratory. Core intervals taken for check sample purposes were clearly identified by explanatory tags secured in the core boxes for archival reference purposes (Figure 12.4). All core sampling work was carried out at the Apogee core logging facility on the Pulacayo property by Mercator and Apogee field staff carried out sample cutting and bagging activities under Mercator supervision. After standard crushing and pulverization, silver, lead, zinc and copper levels were determined using the same preparation and analytical methods that were used in the previous Mercator program described above.

Pulacayo Project Technical Report October 2020

Figure 12.4: Photo of Mercator April 2012 core sample interval

Mercator core check sample results are compared to original Apogee results in Figure 12.5, Figure 12.6 and Figure 12.7 for silver, lead and zinc, respectively. Results are interpreted as showing that acceptable correlation exists between the original oxide zone analyses and the check sample data set. Results confirm the anomalous character of mineralization within the sections sampled but also show that lower correlation between sample pairs exists at higher grade levels. This may be related to heterogeneity of oxide and sulphide mineral assemblage distribution at the core sample scale rather than analytical error or sample contamination. Visual core inspection during the April, 2012 site visit showed that higher zinc and lead grades within the oxide zone often correspond with irregular zones in which remnants of sulphide zone mineralogy are preserved.

Collar coordinates for 14 drill holes completed during the 2011 oxide zone drilling program were also checked by Mercator during the April 2012 site visit. A Garmin Map 60 handheld GPS unit was used to collect collar coordinate check values and these were then compared to validated resource database collar file values. Excellent correlation exists between the two data sets with respect to UTM easting and Northing values, with the total range in Easting variation being -2.1 m to +2.9 m and the total range for Northing being -4.5 m to +1.8 m. Values in the site visit elevation data set range between +7.9 m and +14.5 m above corresponding database collar values. This variation is systematic and project database values acquired using differential GPS equipment are considered to be more accurate than hand-held GPS values obtained during the site visit.

Pulacayo Project Technical Report October 2020

Figure 12.5: Mercator 1/4 Core Check Samples 2012 - Ag g/t (N=24)

Figure 12.6: Mercator 1/4 Core Check Samples 2012 - Pb % (N=24)

Pulacayo Project Technical Report October 2020

Figure 12.7: Mercator 1/4 Core Check Samples 2012 - Zn % (N=24)

12.3.3
June 3rd to June 6th, 2015 Site Visit

Summary

Co-authors Cullen and Harrington visited the Pulacayo site during the June 3rd to June 6th period of 2015. Meetings were also held with Mr. Bekzod Kasimov, then Prophecy’s Vice President of Operations, plus other consultants, in Silver Elephant’s La Paz office on June 3rd prior to departure for Pulacayo. Mr. Kazimov accompanied Mercator staff to the Pulacayo site and participated in site activities and discussions. Mr. Hernan Uribe Zeballos, Chief Geological Consultant to Prophecy (Silver Elephant) at the time, coordinated site geological activities and field inspections with assistance from other site staff. Mercator recognizes and appreciates the highly professional input provided by Silver Elephant staff and consultants during all phases of the site visit.

The primary purpose of the 2015 site visit was to carry out data validation and analytical check sampling studies related to the 2015 Paca Deposit Mineral Resource Estimate prepared by Mercator (Cullen and Webster, 2015b). A second priority was to review results of work carried out to that date by exploration staff and consultants with respect to various tailings/waste rock deposits on the property. The latter are currently considered by Silver Elephant to be possible sources of future mill feed. On that basis, they constitute potential targets for future Mineral Resource estimation programs. While the Pulacayo Deposit was not the central technical focus during the 2015 site visit, discussion with respect to the deposit, the current geological and block models and various other aspects of deposit geology were held during the visit.

Pulacayo Project Technical Report October 2020

Site Data Validation and Analytical Check Sampling by Mercator

During the 2015 site visit, drill core from the 13 drill holes identified below in Table 12.1 was reviewed in detail by Mercator. All core was found to be in excellent condition and had been systematically archived and stored in the core storage and logging facility located at the Pulacayo site (Figures 12.8 and 12.9). Careful review of these cores relative to corresponding database entries, core sampling records and respective logs showed that good correlation generally exists between the database lithocode and sampling records and original logging and sampling records. However, in several instances, logged and lithocoded descriptions of core intervals were found to be inconsistent with actual rock types observed in core. In some cases, substantial discrepancy was noted, an example being a 48.5 m interval of altered volcanic breccia beginning at 183 m downhole in hole PND092 is logged and lithocoded as altered, fine grained volcaniclastic sediment. A similar issue was noted in PND093, where a 27 m interval beginning at 128 m downhole is logged and lithocoded as conglomerate but is actually andesite. Errors such as these

Table 12.1: ASC and Apogee Drill Holes Included in Mercator Core Review
Hole Number	Drilled By	Azimuth (o)	Inclination (o)	Depth (m)
PND008	ASC	160	-45	179.04
PND023	ASC	340	-55	207.4
PND029	ASC	145	-45	133.6
PND031	ASC	160	-45	87.5
PND033	ASC	0	-45	88
PND056	Apogee	180	-45	329
PND061	Apogee	180	-45	250.5
PND062	Apogee	180	-45	82
PND070	Apogee	180	-45	258
PND072	Apogee	180	-45	363
PND087	Apogee	180	-45	343
PND092	Apogee	180	-45	237
PND093	Apogee	180	-45	249

Pulacayo Project Technical Report October 2020

Figure 12.8: Paca Drill Core in Secure Pulacayo Core Storage Facility – June 2015

Figure 12.9: Prophecy Staff at Pulacayo Site Core Storage Facility – June 2015

cannot be readily detected in standard desktop database checks but can sometimes be identified by careful checking of database core lithocodes against corresponding photographic core records, if these are available.

Pulacayo Project Technical Report October 2020

Individual core intervals logged as rock types inconsistent with site visit core observations were encountered in cores from five of the thirteen drill holes reviewed by Mercator during the site visit. In most cases, the incorrect lithocode assignment would not have had substantive impact on geological interpretations based on the drilling database records. Prophecy staff were made aware of this issue and advised to monitor it on an on-going basis whenever archived core is being used for sampling or other purposes.

Mercator collected a total of 14 quarter core check samples from the ASC and Apogee drill holes inspected during the site visit (Figure 12.10). Site technical staff coordinated handling, cutting, bagging and photographing of core samples and all of these were carried out under direct supervision of Mercator staff. The core sampling program was designed to cover the range of metal grades that characterise the Paca deposit. Samples remained under the control of Mercator staff during the site visit. The quarter core samples were collected from drill holes PND031, PND056, PND062, PND070, PND072, PND092, and PND093. Two samples of certified reference material CDN-ME-4 and a non-mineralized blank sample were also submitted for quality control purposes. All samples were subsequently for analysis to the SGS Bolivia S.A. laboratory facility in El Alto, Bolivia. SGS is a fully accredited, independent, international analytical services firm registered to ISO 17025 standards.

Figure 12.10: Mercator Check Sample Interval in Paca Drill Hole PND-072

After standard crushing and pulverization at SGS, silver, lead, zinc, copper and gold levels were determined using SGS code ASS11B elemental analysis, which incorporates Aqua Regia digestion followed by AAS determination, and a Fire Assay – FAG313 finish for samples with silver values greater than 300 g/t. Analysis of zinc lead and copper was carried out using Atomic Absorption Spectrophotometry (SGS codes AAS). Mercator core check sample results for silver, zinc and lead are compared, respectively, to original Apogee results in Figure 12.11, Figure 12.12 and Figure 12.13 below. Quality control samples by Mercator returned acceptable results and data are considered valid. A correlation coefficient of 0.92 applies to silver data, zinc results have a correlation coefficient of 0.99 and lead results have a correlation coefficient of 0.88. However, it should be recognized that the populations are limited in number.

Pulacayo Project Technical Report October 2020

For each metal, data pairs group along respective 1:1 correlation lines on the scatterplots, with greater variation between pairs seen at higher grade levels for each metal. Based on the check sample comparison, Mercator is of the opinion that reasonable correlation exists between the original and check sample data sets, suggesting acceptable dataset integrity.

Figure 12.11: Mercator 2015 Core Check Sample Results - Silver

Pulacayo Project Technical Report October 2020

Figure 12.12: Mercator 2015 Core Check Sample Results - Zinc

Figure 12.13: Mercator 2015 Core Check Sample Results - Lead

Paca Drill Collar Coordinate Checking

Collar coordinates for 14 drill holes completed during the ASC and Apogee Paca drilling programs were checked by Mercator during the June 2015 site visit. A Garmin Map 60 handheld GPS unit was used to collect collar coordinate check data that was compared to validated resource database collar file values (Table 12.3). Collar locations were easily located in the field and, as described earlier in this report, are typically marked by a concrete monument with the hole number inscribed.

Pulacayo Project Technical Report October 2020

Excellent correlation exists between the resource drilling database and the check coordinate data set with respect to UTM easting and northing values. Easting variation range is 2.0 m or less and range in Northing values is 3 m or less and within the accuracy of the handheld GPS. In contrast, site visit elevation data are less consistent with database values and define a 14 m to 27 m total range of variation. The average elevation difference between data sets is about 18 m and check elevations are consistently higher than database values. The reason for this elevation differential is not clear, but Mercator’s experience is that elevation data collected using non-differential, handheld GPS instruments often shows greater variation than seen in site levelled measurements. The systematic nature of the elevation data variation in this case may indicate that a general levelling error exists between the two systems. In contrast, the easting and northing collar components show exceptionally good agreement between data sets. Notwithstanding the elevation discrepancy, Mercator is of the opinion that the 2015 field check data show acceptable correlation with corresponding database records.

Table 12.2: Mercator Drill Collar Coordinate Checking Program Results
	*GPS Coordinate			*Database Coordinate
Hole ID	Easting (m)	Northing (m)	Elevation (m)	Easting (m)	Northing (m)	Elevation (m)
PND003	739879	7750568	4203	739877	7750571	4215
PND008	739811	7750248	4257	739810	7750247	4283
PND031	739812	7750249	4257	739810	7750247	4284
PND032	739872	7750571	4203	739871	7750574	4217
PND039	739694	7750338	4230	739690	7750337	4247
PND041	739868	7750575	4203	739868	7750576	4220
PND047	739894	7750343	4230	739892	7750342	4248
PND062	739791	7750582	4200	739789	7750583	4216
*Universal Transverse Mercator (UTM) Grid: Zone 19 South, WGS84 Datum

12.4
2020 Site Visit By Dr. Osvaldo Arcé

Between September 5th and 6th of 2020 independent co-author Arcé carried out a site visit to the Silver Elephant Pulacayo Project. The specific purpose of the site visit was to support the current NI 43-101 Technical Report and Mineral Resource Estimates prepared by Mercator. Site visit activities were focused on review of drill core and completion of an independent drill core check sampling and drill collar location check programs with respect to drilling carried out by Silver Elephant since filing of the last NI 43-101 Technical Report in November of 2017, more specifically, the 2019-2020 core drilling program carried out by the company. Mr. Carlos Zamora, Senior Geologist of Silver Elephant, coordinated logistical aspects of the site visit and provided on-site professional guidance with respect to work completed. Technical staff employed by Silver Elephant assisted with drill core cutting and sampling activities that were carried out under direct supervision of co-author Arcé at the Silver Elephant core facility at Pulacayo.

Pulacayo Project Technical Report October 2020

Co-Author Arcé provided Mercator with a summary report detailing procedures, methods, and results of the site visit (Arcé, 2020). This report provides detailed descriptions of all aspects of the site visit and is supported by numerous field photos, tables, charts and graphs. A total of 12 quarter core check samples from intervals previously sampled by Silver Elephant were collected, which were cut and re-numbered in a different sequence using a new set of sample numbers. The samples were submitted to the ALS Laboratory in Lima, Peru, for repeat analyses. As noted earlier, ALS is an international, accredited commercial supplier of analytical services and is registered to the ISO/IEC 42 17025:2005 standard for facilities in Lima. One certified reference standard sample was inserted to the sample stream for check QA/QC analysis. Analytical protocols matching those used by Silver Elephant were applied.

Original assays and repeat analyses for the check samples are compared in Figure 12.14. They show acceptable agreement with the exception of sample PCK-01 that registers much higher metal values than those recorded in the database. A data entry error in the database is suspected in this instance and it is recommended that the discrepancy be investigated further. Also, “Prophecy” appears as a proxy for Silver Elephant in Figure 12.17. Results for the certified reference standard submitted to ALS along with the check samples returned results that very closely match accredited values for the standard. Accuracy of check sample results is therefore considered to be acceptable. Table 12.4 below presents comparative analytical results for the 2020 check sample program. Co-author Arcé maintained secure procession of the check samples after their collection and arranged for their secure transportation to the ALS Laboratory in Lima, Peru by commercial carrier.

Pulacayo Project Technical Report October 2020

Figure 12.14: Check Sample Results for the 2020 Site Visit
Table 12.3: Comparison of Arcé Re-sampling Assays Vs Silver Elephant Original Assays
Silver Elephant Hole	Original Sample ID	Arcé ID	Arcé – Repeat Analysis			Original Analysis
			Ag_ ppm	Pb (%)	Zn (%)	Ag_ ppm	Pb (%)	Zn (%)
PND-110	2220	PCK-01	2530	2.20	1.40	12	2.78	2.63
	2228	PCK-02	26	2.83	0.97	21	0.12	1.57
	2252	PCK-03	516	3.98	2.90	501	2.12	3.12
Standard		PCK-04	2570	2.77	2.58	2668	2.79	2.56
PND-112	2462	PCK-05	218	0.63	0.09	85	0.51	2.04
	2478	PCK-06	83	1.28	0.12	102	3.60	0.10
	2490	PCK-07	77	2.96	0.17	92	2.88	0.16
PUD-283	2104	PCK-08	1	0.01	0.19	<1	<0.01	0.19
	2198	PCK-09	2	0.05	0.22	3	0.05	0.22
	2466	PCK-13	7	0.36	2.89	6	0.32	2.71
PUD-284	2289	PCK-10	140	3.42	2.65	124	3.83	2.88
	2352	PCK-11	5	0.25	1.38	4	0.18	0.74
	2434	PCK-12	6	0.13	0.44	6	0.14	0.51

Pulacayo Project Technical Report October 2020

Drill hole collar check coordinates for 4 drill holes were also collected during the site visit for comparison with Silver Elephant drilling database records. Results of the program appear in Table 12.4. A hand-held Garmin GPS unit was used to collect location data and all values were recorded in UTM Zone 19 (South) WGS-84 coordination. Coordinates show easting variations between 0 and 6 m, northing variations between 0 and 20 m, and elevation variations between 12 and 22 m. Silver Elephant advised that original collar coordinates were collected using a Total Station GPS instrument which has higher accuracy than the hand held device used. It is co-author Arcé’s opinion that the drill hole coordinate checking program produced satisfactory results and that no substantive issues regarding hole locations for the recent Silver Elephant program were identified. .

Table 12.4: Arcé Drill Collar Coordinate Checking Program Results*
Hole Number	Database Easting (m)	Database Northing (m)	Database Elevation (m)	Site Visit Easting (m)	Site Visit Northing (m)	Site Visit Elevation (m)
PND-110	739884	7750247	4274	739887	7750247	4296
PND-112	739821	7750570	4274	739821	7750550	4289
PUD-283	740116	7744469	4336	740122	744463	4355
PUD-284	740373	7744512	4266	740371	7744518	4278
*UTM Zone 19 South WGS-84 coordination

During the site visit detailed discussions were also held with Silver Elephant staff with respect to sample preparation, analysis and security protocols relating to the 2020 drilling program. These are detailed in Arcé (2020) and specific results are included in section 11 of this report.

In co-author Arcé’s opinion, results of the site visit as described in the related report (Arcé, 2020) and represented in this technical report acceptably confirm data and information provided by Silver Elephant with respect to the 2019-2020 core drilling program and directly associated work carried out at the Pulacayo Project site. To the extent assessed, approaches and protocols applied by Silver Elephant during the recent program are considered to reflect current industry standards.

Pulacayo Project Technical Report October 2020

13.0
 Mineral Processing and Metallurgical Testing

No new mineral processing or metallurgical testing programs have been completed for the Pulacayo and Paca deposits by Silver Elephant since acquisition of the Pulacayo Project in January of 2015. However, Apogee carried out five metallurgical testing programs during the 2003 through 2013 period that were focused on mineralized material from the Pulcayo deposit. These were carried out in support of the feasibility study completed by TWP in 2013 (Porter et al., 2013) for Apogee. Detailed results of the first four programs appear in the previously disclosed NI 43-101 technical that was filed on SEDAR to support the TWP feasibility study. Mercator notes that the TWP feasibility study and the associated technical report are now historical in nature and should no longer be relied upon. A qualified person has not carried out sufficient work to classify the results of the study as current and Silver Elephant is not considering the results of that study to be current.

The now-historical interpretation of results from the TWP metallurgical test work carried out between 2009 and 2012 were used to guide the process plant design for the TWP feasibility study. Test work suggested that conventional crushing and milling (to P80 of 74 lm) circuits followed by lead and zinc differential flotation and concentrates dewatering can be used to attain saleable lead and zinc concentrates containing silver credits. Life of mine recovery factors for silver, lead and zinc used in the feasibility study that were based the 2009 through 2012 programs were 86.3%, 85.6% and 85.8%, respectively. The recovery factors used for silver equivalent applied in the current technical report reflect results obtained for high grade material tested in the stage 4 program test program described by Porter et al, (2013) and were retained for consistency with the previous Mineral Resource Estimate Mercator reporting used in the feasibility study.

During 2012 Apogee processed two bulk samples at separate toll milling operations in the district, these being at the FEDOCOMIN mill and Tatasi Cooperative mill, both in Potosi Department. Mineralized material for both tests came from a trial mining program carried out earlier in the year by Apogee on two veins accessed at the 4275 m level of the mine. This mining program produced approximately 7000 tonnes of mineralized material that was stockpiled at the Pulacayo site. Approximately 600 tonnes were processed at the Tatasi mill and 124 tonnes at the FEDOCOMIN mill.

In a press release dated September 13, 2012, Apogee disclosed that the tests at the Tatasi plant were delayed and did not produce satisfactory results for a variety of reasons, including issues relating to acidic water being used in the plant and issues relating to effectively controlling mixing reagents in the proper quantities. In contrast, results from the FEDECOMIN bulk test were encouraging, with silver, lead and zinc recoveries of 86.08%, 81.77% and 79.04% returned for . conventional grinding and differential flotation processing. Apogee reported that a suite of analyses for potential deleterious elements in the concentrate products was undertaken, including iron, sulphur, silica oxide, cadmium, manganese, bismuth, arsenic, tin and copper, all of which returned values that are within acceptable limits for most smelting and refining companies.

Pulacayo Project Technical Report October 2020

In addition to the above, ASC’s parent company, Apex Silver Mines Limited, retained Resource Development Inc. (“RDI”) of Denver, Colorado in 2002 to carry out an initial metallurgical testing program for the Paca deposit that utilized sample material recovered from three core drill holes. Cyanide bottle roll testing comprised most of this program but a rougher flotation test was also carried out. Results of all testing were reported by Randall and Malhotra (2002) and are presented in the NI 43-101 technical report prepared in 2007 by Micon (Pressacco and Gowans (2007). Micon concluded that silver recoveries from the leaching tests were reasonable and that recoveries of zinc, lead and silver in the flotation test showed promise. They cautioned, however, that zinc content in the head samples for the flotation tests were very low (0.27% Zn and 0.41% Zn) and less than the deposit average grades of 0.68% lead and 1.16% zinc that appear in their mineral resource estimate. Further details of the ASC program are presented in section 6 of this technical report. Mercator notes that the results of the 2002 testing program and the associated technical report are now historical in nature and should no longer be relied upon. A qualified person has not carried out sufficient work to classify the results of the study as current and Silver Elephant is not considering the results of that study to be current.

Pulacayo Project Technical Report October 2020

14.0
 Mineral Resource Estimates

14.1
Introduction

The definition of Mineral Resource and associated Mineral Resource categories used in this report are those recognized under National Instrument 43-101 and set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014 (CIM Standards, 2014) and the 2019 CIM MRMR Best Practice Guidelines. Assumptions, metal threshold parameters and deposit modeling methodologies associated with the Pulacayo and Paca Deposits Mineral Resource Estimates are presented below in Sections 14.2 through 14.3.

The Mineral Resource Estimate for the Pulacayo Project consists of separate contributing Mineral Resource estimates for the Pulacayo and Paca deposits and was prepared by Mr. Matthew Harrington, P. Geo. and Mr. Michael Cullen, P. Geo., both of Mercator. Mr. Harrington is responsible for the Pulacayo Project Mineral Resource Estimate with an effective date of October 13, 2020. Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models and associated geological and grade solids, and to interpolate silver-zinc-lead grades.

A tabulation of the Mineral Resources for the Pulacayo Project is presented in Table 14.1. Pit-Constrained Mineral Resources were defined for each deposit within optimized pit shells developed using Geovia Whittle software utilizing the Pseudoflow algorithm. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and General and Administration (G&A ) at US$12.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn were used and metal recoveries of 89.2% Ag, 91.9% Pb, and 82.9% Zn were used for sulphide zone Mineral Resources and 80% Ag for oxide zone Mineral Resources.

Pit-Constrained sulphide Mineral Resources are reported at a cut-off value of 30 g/t silver equivalent (Ag Eq.) within optimized pit shells and Pit-Constrained oxide Mineral Resources are reported at a cut-off value of 50 g/t Ag within optimized pits shells. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using conventional open-pit mining methods. Out of Pit Mineral Resources are reported external to the optimized pit shells at a cut-off grade of 100 g/t Ag Eg. They are considered to have reasonable prospects for eventual economic extraction using conventional underground mining methods such as long hole stoping based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

Pulacayo Project Technical Report October 2020

Table 14.1: Pulacayo Project Mineral Resource Estimate – Effective Date: October 13, 2020*
Pit-Constrained Mineral Resources
Deposit(s)	Cut -off	Zone	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
Pulacayo	50 Ag g/t	Oxide	Indicated	1,090,000	125
			Inferred	25,000	60
	30 Ag Eq. g/t	Sulfide	Indicated	24,600,000	76	0.70	1.63	156
			Inferred	745,000	82	0.61	1.79	164
Paca	50 Ag g/t	Oxide	Indicated	1,095,000	185
			Inferred	345,000	131
	30 Ag Eq. g/t	Sulfide	Indicated	20,595,000	46	0.67	1.07	106
			Inferred	3,050,000	46	0.65	0.76	94
Out-of-Pit Mineral Resources
Pulacayo	100 Ag Eq. g/t	Sulfide	Indicated	660,000	268	0.44	1.35	307
			Inferred	900,000	179	0.42	2.14	257
Combined Pit-Constrained and Out-of-Pit Mineral Resources**
Pulacayo and Paca	50 Ag g/t	Oxide	Indicated	2,185,000	155
			Inferred	370,000	126
	30/100 Ag Eq. g/t	Sulfide	Indicated	45,855,000	65	0.69	1.37	136
			Inferred	4,695,000	77	0.60	1.19	136
* See detailed notes on Mineral Resources in Sections 14.2.12 and 14.3.12
** “Combined Pit-Constrained and Out-of-Pit Mineral Resources” for the Pulacayo Project is the tonnage-weighted average summation of the Pulacayo Deposit Pit-Constrained and Out-of-Pit Mineral Resources and the Paca Deposit Pit-Constrained Mineral Resource.

14.1.1
Overview of Estimation Procedure for the Pulacayo Project

The Pulacayo Deposit Mineral Resource Estimate is based on a three-dimensional block model developed using Geovia Surpac ® Version 2020 (Surpac) modeling software. It is supported by validated results of 73,016 m of diamond drilling from 244 surface drill holes and 42 underground drill holes completed by ASC, Apogee, and Silver Elephant through various drill programs between 2002 and 2020 and 6 trenches completed by Apogee in 2011, totalling 606 m. A total of 30,070 drill core samples and 355 trench samples have been assayed from these programs. A total of 9,705 samples occur within the limits of the Mineral Resource model.

A silver equivalency (recovered) was developed to evaluate combined recovered metal value and to assess areas supporting combined silver-zinc-lead mineralization that may be amenable to open pit mining methods. Silver equivalency (recovered) is calculated as:

Ag Eg. (g/t) = (Ag (g/t)*89.2%) + (Pb%*(US$0.95/ lb. Pb /14.583 Troy oz./lb./US$17 per Troy oz. Ag)*10,000*91.9%) + (Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*10,000*82.9%).

Pulacayo Project Technical Report October 2020

Factors contributing to development of this equivalency are presented in report Section 14.2.3.

Grade domain solids models were created using both Surpac and Seequent Leapfrog Geo Version® 5.1 (Leapfrog) modelling software from two sets of downhole intercepts that define distributions of higher grade silver mineralization and associated zinc-lead mineralization enveloped by lower grade silver-zinc-lead mineralization. Intercepts defining higher grade distributions of silver were developed at a minimum width of 3 downhole meters and a minimum average grade of 100 g/t Ag. Intercepts defining lower grade distributions of silver-zinc-lead mineralization were developed at a minimum width of 3 downhole meters and a minimum average grade of 45 g/t Ag Eq. Resulting solid models range from a few meters to tens of meters in thickness (width) and demonstrate variable continuity along the 1500 m strike length of the modelled deposit that trends at azimuth 280° and shows a 600 m sub-vertical total dip extent. This reflects the orientation and geometry of the principal mineralized TVS structure plus associated secondary structures. A total of 31 separate solid models were developed for definition of higher grade silver mineralization and a total of 17 separate solid models were developed for definition of lower grade silver-zinc-lead mineralization. Digital terrain models were developed for the topographic surface and solid models were created for both the oxide and sulphide zones.

Downhole 1 m silver-zinc-lead assay composites were developed for the 100 g/t Ag intercepts and for the 45 g/t Ag Eq. intercepts exclusive of contained intervals from the 100 g/t Ag intercepts. Contributing 1 m assay composites were capped at 2300 g/t silver, 13 % lead, and 15 % zinc. Block volumes were estimated from the grade domain solid models using 3 units of sub-blocking for 4mY x 10mX x 10mZ blocks. Block volumes intersecting the 100 g/t Ag grade domain solid models were coded as “HG” for “high grade”. Block volumes intersecting the 45 g/t Ag Eq. grade domain solid models, excluding blocks previously coded as “HG”, were coded as “EQ”. A digital model of underground workings was used to estimate volume depleted from historic deposit mining. Intersecting block volumes within the underground workings solid model were excluded from grade interpolation and coded as “mined” (fill).
Ordinary kriging (OK) grade interpolation was used to estimate silver, lead and zinc block grades and was constrained to blocks coded from the interpreted silver-zinc-lead grade domain wireframes using multiple independent search ellipsoid passes and independent 1 m down hole assay composites. Search ellipsoid orientations for silver interpolation passes conformed to a general trend of azimuth 280° with a 50° major axis plunge and sub-vertical dip. Search ellipsoid orientations for zinc and lead interpolation passes conformed to a general trend of azimuth 280° and sub-vertical dip with a major axis oriented in the down-dip direction. Search ellipsoid orientations for all interpolation passes were modified to accommodate local variations in the distribution of mineralization. Silver, zinc and lead grade interpolations were completed independently and constrained to block volumes using a 3 interpolation pass approach. Interpolation passes, implemented sequentially from pass 1 to pass 3, progress from being restrictive to more inclusive in respect to ellipsoid ranges, composites available, and number of composites required to assign block grades. Grade domain boundaries were set as hard boundaries for grade estimation purposes and grade interpolation was restricted to the 1 m capped assay composites associated with the drill hole intercepts assigned to each deposit area solid. Adjacent interpolation domain areas within a grade domain zone or solid were assigned soft domain boundaries for grade estimation purposes.

Pulacayo Project Technical Report October 2020

A specific gravity model was interpolated using inverse distance squared (ID2) methods from 1 m downhole specific gravity composites using a 3 interpolation pass approach. Interpolation passes, implemented sequentially from pass 1 to pass 3, progress from being restrictive to more inclusive in respect to ellipsoid ranges, composites available, and number composites required to assign block density. A total of 29,344 density determinations are present in the drill hole database with 8,668 occurring within the limits of the grade domain solid models.

Pit-Constrained Mineral Resources were defined within a base case optimized pit shell. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$0.50 per tonne. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed. Metal prices of US$17/oz silver, US$0.95/lb lead, and US$1.16/lb zinc were used and metal recoveries of 89.2% silver, 91.9% lead, and 82.9% zinc were used for sulphide zone Mineral Resources and 80% silver for oxide zone Mineral Resources. Optimization was constrained to a maximum elevation of 4000 m asl (maximum depth of approximately 400 m below surface). The optimized pit supports a 12.3:1 strip ratio with average pit slopes of 45°.

Pit-Constrained sulphide Mineral Resources are reported at a cut-off value of 30 g/t Ag Eq. within the optimized pit shell and Pit-Constrained oxide Mineral Resources are reported at a cut-off value of 50 g/t Ag within the optimized pit shell. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using conventional open-pit mining methods. Out of Pit Mineral Resources are reported external to the optimized pit shell at a cut-off grade of 100 g/t Ag Eg. They are considered to have reasonable prospects for eventual economic extraction using conventional underground mining methods such as long hole stoping based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

Indicated Mineral Resources are defined as all blocks with interpolated silver grades from the first or second interpolation passes that meet the specified Pit-Constrained or Out of Pit cut-off grades. Inferred Mineral Resources are defined as all blocks with interpolated silver grades from the first, second, and third interpolation passes that were not previously assigned to the Indicated category and which meet the specified Pit-Constrained or Out of Pit cut-off grades.

14.1.2
Overview of Estimation Procedure for Paca Deposit

The Paca Deposit Mineral Resource Estimate is based on a three-dimensional block model developed using Geovia Surpac® Version 2020 (Surpac) modeling software. It is supported by validated results of 19,916 m total meters of drilling from 104 surface diamond drill holes (18,995 m) and 6 reverse circulation (921 m) holes completed by ASC, Apogee, and Silver Elephant through various drill programs between 2002 and 2020, plus 71 underground channel samples completed by Apogee in 2005. A total of 14,399 drill core and drill chip samples have been assayed from these programs. A total of 5,474 samples and 71 underground channel samples occur within the limits of the Paca deposit Mineral Resource model.

Pulacayo Project Technical Report October 2020

The silver equivalency (recovered) factor developed for the Pulacayo Deposit was also used for the Paca Deposit to evaluate combined metal value and to assess areas supporting combined silver-zinc-lead mineralization that may be amenable to open pit mining methods. Silver equivalency (recovered) is calculated as:

Ag Eg. (g/t) = (Ag (g/t)*89.2%) + (Pb%*(US$0.95/ lb. Pb /14.583 Troy oz./lb./US$17 per Troy oz. Ag)*10,000*91.9%) + (Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*10,000*82.9%).

Grade domain solids models were created using both Surpac and Seequent Leapfrog Geo Version® 5.1 (Leapfrog) modelling software from two sets of downhole intercepts that define distributions of higher grade feeder style silver mineralization that occurs within a domain of low grade mantos-style zinc-lead mineralization. Intercepts defining higher grade distributions of silver were defined at a minimum width of 3 downhole meters and a minimum average grade of 100 g/t Ag with associated zinc-lead mineralization. Intercepts defining lower grade distributions of silver-zinc-lead mineralization were developed at a minimum width of 3 downhole meters and a minimum average grade of 45 g/t Ag Eq. Correlations using the defined minimum grade threshold of 100 g/t Ag within breccia lithologies were created and developed into 2 silver-breccia domain solid models. The main silver-breccia domain is predominantly a sub-horizontal zone that extends along a west-east trend (270o azimuth) for 450 m in strike length along the north contact of the andesite dome. A secondary sub-horizontal trend is also present and extends for about 200 m along an azimuth of 270° from the bottom of the first zone. The main silver-breccia domain ranges from a few metres to tens of metres in thickness and supports several sub-vertical components in addition to the main sub-horizontal grade trends. A satellite breccia domain north of the main zone forms a near surface, sub-horizontal zone trending west-east 250 m in length with widths and thicknesses ranging from several metres to tens of metres. The satellite mineralized breccia domain occurs as a localized zone of breccia lithology within the host clastic-volcaniclastic sediments.

Correlations using the minimum grade threshold of 45 g/t Ag Eq. were created and developed into silver-lead-zinc domain solid models that define two zones of mantos-style mineralization. The primary zone extends 750 m in strike length at an azimuth of 260 to 270° and occurs along the north contact of the andesite and into the clastic-volcaniclastic sediments in the western area of the deposit. This contains thicknesses ranging from several metres to 200 m. The secondary zone forms a near-horizontal, tabular feature extending 400 m from the andesite dome towards the north into the clastic-volcaniclastic sediments and is approximately 250 m in width (east-west) and several metres to tens of metres in thickness. The two zones merge in the eastern, near surface extent of the primary zone. An additional 4 discrete satellite zones of sub-horizontal mantos-style mineralization were defined below the primary zone and range between 30 and 75 m in west-east extent, 50 to 150 m in north-south extent, and a few meters to 30 m in width. Digital terrain models were created for the topographic surface and quaternary surface and solid models were developed for both the oxide and sulphide zones. Grade domain solid models were constrained below both the topographic and quaternary digital terrain models.

Pulacayo Project Technical Report October 2020

Independent downhole 1 m silver-lead-zinc assay composites were developed for the 100 g/t Ag domain intercepts and for the 45 g/t Ag Eq. domain intercepts exclusive of contained intervals from the 100 g/t Ag intercepts. Contributing 1 m assay composites were capped at 1,400 g/t silver with lead and zinc values uncapped. Block volumes were estimated from the grade domain solid models using 3 units of sub-blocking for 4mY x 10mX x 10mZ blocks. Block volumes intersecting the 100 g/t Ag domain solid models were coded as “HG_AG”. Block volumes intersecting the 45 g/t Ag Eq. domain solid models, excluding blocks previously coded as “HG_AG”, were coded as “EQ_AG”. Block volumes intersecting the 45 g/t Ag Eq. domain solid models, inclusive of blocks previously coded as “HG_AG” and “EQ_AG”, were also coded as “EQ_ZN_PB”. A digital solid model of Esmeralda adit was used to estimate volume depleted from historic deposit mining. Intersecting block volumes within the Elsmeralda adit solid model were excluded from grade interpolation and coded as “mined” (void).

Ordinary kriging (OK) grade interpolation was used to estimate silver, lead and zinc block grades and was constrained to blocks coded from the interpreted silver-zinc-lead grade domain wireframes using multiple, independent search ellipsoid passes and independent 1 m down hole assay composites. Search ellipsoid orientations for silver-zinc-lead interpolation passes generally conform to east-west sub-horiztonal trends for the feeder system zones and east-west sub-horizontal to gently north-dipping trends for the two mantos-style zones. Search ellipsoid orientations were modified to accommodate local variations in the distribution of mineralization. Silver, zinc and lead grade interpolation was completed independently and constrained to block volumes using a 3 interpolation pass approach. Interpolation passes, implemented sequentially from pass 1 to pass 3, progress from being restrictive to more inclusive in respect to ellipsoid ranges, composites available, and the number of composites required to assign block grades. Grade domain boundaries were set as hard boundaries for silver grade estimation purposes and were set a soft boundaries for zinc and silver grade estimation purposes. Grade interpolation was restricted to the 1 m capped assay composites associated with the drill hole intercepts assigned to each deposit area solid. Adjacent interpolation domain areas within a grade domain zone or solid were assigned soft domain boundaries for grade estimation purposes.

An average bulk density of 2.32 g/cm3 or 2.24 g/cm3 was applied to Paca Mineral Resources based on grade domain solid models. A total of 799 density determinations are present in the drill hole database with 607 occurring within the limits of the grade domain solid models.

Pit-Constrained Mineral Resources were defined for oxide and sulphides zones within a base case optimized pit shell. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$2.00 per tonne. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$2.00 per tonne processed. Metal prices of US$17/oz silver, US$0.95/lb lead, and US$1.16/lb zinc were used and metal recoveries of 89.2% silver, 91.9% lead, and 82.9% zinc were used for sulphide zone Mineral Resources and 80% silver for oxide zone Mineral Resources. The optimized pit shell supports a 4.3:1 strip ratio with average pit slopes of 45°.

Pulacayo Project Technical Report October 2020

Pit-Constrained sulphide Mineral Resources are reported at a cut-off value of 30 g/t Ag Eq. withing the optimized pit shell and Pit-Constrained oxide Mineral Resources are reported at a cut-off value of 50 g/t Ag within the optimized pit shell. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using conventional open-pit mining methods.

Indicated Mineral Resources are defined as all blocks with interpolated silver grades from the first or second interpolation passes that meet the specified Pit-Constrained cut-off grades. Inferred Mineral Resources are defined as all blocks with interpolated silver grades from the first, second, and third interpolation passes that were not previously assigned to the Indicated category and which meet the specified Pit-Constrained cut-off grades.

14.2
Pulacayo Deposit Mineral Resource Estimate

14.2.1
Geological Interpretation Used in Resource Estimation

The Pulacayo Deposit is a low-sulphidation epithermal deposit comprised primarily of vein and stockwork hosted silver and base metal mineralization that comprises the TVS mineralized system. TVS mineralization is located on the southern side of the Pulacayo volcanic dome complex, strikes east-west and has near vertical dip in most areas. TVS mineralization is hosted by both volcanic and sedimentary host rocks, with stockworks of narrow veins and veinlets plus disseminations that aggregate up to 120 m in width being typical of mineralized volcanic sections. Deeper sections hosted by sedimentary rocks are characterized by narrower high-grade veins that measure a few meters or less in width. These transition upward into stockwork systems and disseminated zones within the overlying volcanic section.

Mineralization occurs along a 2700 m strike length of the TVS and has been defined to a depth of approximately 1,000 m below surface. The latter dimension reflects the depth of historic mining. Approximately 450 m of mineralized section occur within the volcanic host section and 550 m occur within the underlying sedimentary sequence. The portion of the TVS defined by ASC-Apogee-Silver Elephant drilling and considered in the current Mineral Resource Estimate has a strike length of approximately 1500 m and extends to an average depth of approximately 450 m below surface (maximum depth of 600 m below surface). Most of the Mineral Resource area is hosted by andesitic volcanic lithologies.

Minerals of economic significance in the TVS include galena, sphalerite, tetrahedrite and other silver sulfosalts and occur in association with minor occurrences of chalcopyrite and jamesonite. Vein sulphides are commonly accompanied by barite, quartz, pyrite, and calcite and local occurrence of Au has also been described. Veins generally show banded texture and contain semi-massive to massive sulphides. Several moderately west plunging zones of high silver concentration are present in the deposit, along with several smaller and less distinct east-plunging high grade trends.

Pulacayo Project Technical Report October 2020

14.2.2
Data Validation

The drill hole database used and validated for the 2012 and 2015 Mineral Resource Estimates was retained and supplemented with 18 diamond drill holes completed by Silver Elephant in 2020, totalling 3,277 m with 1,618 core samples. The 2020 Mineral Resource database contains a total of 73,016 m of diamond drilling from 244 surface drill holes and 42 underground drill holes completed by ASC, Apogee, and Silver Elephant through various drill programs between 2002 and 2020 and 6 trenches completed by Apogee in 2011, totalling 606 m. A total of 30,070 drill core samples and 355 trench samples have been assayed from these programs. A total of 9,705 samples occur within the limits of the Mineral Resource model.

A 10% validation program, for a total of 23 drill holes, was completed on the analytical dataset retained from the 2012 and 2015 Mineral Resource Estimates. This validation program was completed in addition to the validation checks completed for the respective Mineral Resource Estimate programs. A validation program was performed for the complete 2020 Silver Elephant analytical dataset. Validation checks on overlapping intervals, inconsistent drill hole identifiers, improper lithological assignment, unreasonable assay value assignment, and missing interval data were performed on the original 2012-2015 database and 2020 Silver Elephant drill results. Validation checks and checking of analytical entries found no substantive errors and the data was determined to be acceptable for resource estimation purposes.

14.2.3
Silver Equivalency Calculation

The 2015 Mineral Resource Estimate silver equivalency (recovered) calculation was retained and updated with metal pricing reflective of current market conditions. Silver equivalency is based on metal grades, assumed metal recoveries and assumed market pricing and calculated as:

 Ag Eg. (g/t) = (Ag (g/t)*89.2%) + (Pb%*(US$0.95/ lb. Pb /14.583 Troy oz./lb./US$17 per Troy oz. Ag)*10,000*91.9%) + (Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*10,000*82.9%).

Metal prices used in the silver equivalent calculation are US$17/Troy oz. Ag, US$0.95/lb Pb and US$1.16/lb Zn. Silver price reflects review of consensus and other sources such as pricing applied by commercial producers for reporting of current Mineral Resources and Mineral Reserves. These include Pan American Silver Ltd., First Majestic Silver Corp, Couer Mining Inc., and Fortuna Silver Mines Inc. for the 2019 period. Lead and zinc prices reflect World Bank Commodity 3 year trailing averages ending in July of 2020. Metal recoveries of 89.2% Ag, 91.9% Pb, 82.9% Zn used in the silver equivalent equation reflect historical metallurgical results for high grade test sampling disclosed previously by Apogee Silver Ltd. in the 2013 Feasibility Study by TWP (Porter et al. 2013). The silver equivalency calculation is only applicable for sulphide zone silver-zinc-lead mineralization. It is a derivative of the Net Smelter Return (NSR) calculation used in the Pulacayo Deposit 2012 Mineral Resource Estimate and 2013 Feasibility Study and reflects recovered silver equivalent.

Pulacayo Project Technical Report October 2020

14.2.4
Topographic, Oxide-Sulphide, Grade Domain, Lithological, and Underground Workings Modelling

14.2.4.1 Topographic Surface

Apogee carried out a detailed topographic survey in 2008 that generated a high quality topographic map for an area that measures approximately 2,600 m east-west and 1,600 m north-south over the Pulacayo Deposit. The survey used total station survey methods and a series of reflecting prisms to generate a 2 m elevation data set and to pick up additional important features such as roads and shafts. The topographic map is represented as a Surpac digital terrain model (DTM) and is applied as the topographic constraint for Mineral Resource modelling (Figure 14.1).

Pulacayo Project Technical Report October 2020

Figure 14.1: Isometric view to the Northwest of the Pulacayo Deposit topographic surface DTM (250 m grid spacing)
 14.2.4.2
 Oxide and Sulphide Zones
The Pulacayo Deposit is capped by a layer of oxide zone where the original volcanic host rocks plus sulphide mineralization have been altered by deep weathering effects. Economic mineralization of the TVS is observed to continue upward through the oxide-sulphide transition and was the focus of 45 drill holes from the 2011 Apogee drill program.

Oxide zone and sulphide zone solid models were developed in Leapfrog at 5.0 m resolution from drill log intervals. Intervals logged as transition zone were grouped with sulphide zone intervals. Zone solid models were used to code “oxide” and “sulphide” blocks within the block model (Figure 14.2). The oxide zone ranges from being not present, or undefined, to 50 m or more in thickness across the full topographic area. The oxide zone averages 20 m in thickness above the Pulacayo Deposit mineralized zone.

Pulacayo Project Technical Report October 2020

Figure 14.2: Isometric view to the Northwest of the Pulacayo Deposit oxide-sulphide zonation (Blocks: Green – Oxide, Red Sulphide. 100 m grid spacing)

Silver, lead, and zinc mineralization show depletion in the oxide zone. Zinc assay core results, specifically, are low to anomalous within many oxide areas. However, grade continuity is demonstrated across the oxide-sulphide boundary, notably in silver and lead assay core results. On this basis, the oxide-sulphide boundary was not applied as a hard boundary during grade interpolation.

14.2.4.3
Grade Domain Models

The spatial distribution of volcanic host rocks and sulphide-silver mineralization contributes directly to variability in grade distribution within the Pulacayo Deposit, as defined by current drilling. Stringer and disseminated styles of mineralization with locally massive to semi-massive zones are typical of the TVS within the andesitic volcanics. Despite observed deposit scale zonation of all three metals throughout the history of mining, with higher grade silver occurring at middle elevations and increasing base metal values with depth, the TVS can locally be defined by all metals, with silver being the best indicator for economic purposes. The current assessment of sulphide-silver mineralization focuses on defining Mineral Resources potentially amenable to open-pit mining methods while also resolving areas of higher grade that could be amenable to a bulk underground mining scenario.

Mercator developed a set of drill hole intercepts at a minimum width of 3 downhole meters and a minimum grade of 100 g/t Ag to define distributions of higher grade silver and associated zinc-lead mineralization. The 100 g/t Ag grade domain solid models were first developed in Leapfrog at a 2.5 m resolution and subsequently imported into Surpac and validated for volumization and intercept snapping. Solid models were snapped to the respective intercepts and extended half the distance to a constraining drill hole or 25 m where constraining drill hole data was not present. A total of 31 separate solid models, presented in Figures 14.3 and 14.4, were developed for the definition of higher grade silver mineralization.

Pulacayo Project Technical Report October 2020

Figure 14.3: Isometric view to the Northeast of the Pulacayo Deposit 100 g/t Ag domain solid models (100 m grid spacing)

Figure 14.4: Isometric view to the Southwest of the Pulacayo Deposit 100 g/t Ag domain solid models (100 m grid spacing)

Mercator also developed a set of drill hole intercepts at a minimum width of 3 downhole meters and a minimum grade of 45 g/t Ag Eq. to define distributions of lower grade combined silver-zinc-lead mineralization. The 45 g/t Ag Eq. grade domain solid models were first developed in Leapfrog at a 2.5 m resolution and subsequently imported into Surpac and validated for volumization and intercept snapping. Solid models were snapped to the respective intercepts and extended half the distance to a constraining drill hole or 25 m where constraining drill hole data was not present. A total of 17 separate solid models, presented in Figures 14.5 and 14.6 were developed for definition of lower grade silver-zinc-lead mineralization.

Pulacayo Project Technical Report October 2020

Figure 14.5: Isometric view to the Northeast of the Pulacayo Deposit 45 g/t Ag Eq. domain solid models (100 m grid spacing)

Pulacayo Project Technical Report October 2020

Figure 14.6: Isometric view to the Southwest of the Pulacayo Deposit 45 g/t Ag Eq. domain solid models (100 m grid spacing)

Resulting 100 g/t Ag and 45 g/t Ag Eq. solid models range from a few meters to tens of meters in thickness and demonstrate variable continuity along the 1500 m strike length of the modelled deposit that trends at azimuth 280° and shows a 600 m sub-vertical total dip extent. This reflects the orientation and geometry of the principal mineralized TVS structure plus associated secondary structures. The primary domain for each grade assessment commonly shows sequencing of a single narrow vein system at depth in the sedimentary rocks that transitions to a wide stockwork style zone of veins, veinlets and disseminations in the overlying volcanic hosted section. Mineralization becomes more discontinuous and irregular higher up in the volcanic section. The primary domains demonstrate a branching geometry, with multiple offshoots of limited continuity throughout the sequence. Solid models separate from the primary domains may represent local discontinuity at the selected grade thresholds or secondary structures.

The 45 g/t Ag Eq. grade domains solid models envelop the 100 g/t Ag grade domain solid models. Spatial relationship between the two grade assessments provides definition of higher grade silver-zinc-lead mineralization enveloped by lower grade silver-zinc-lead mineralization.

14.2.4.4 Lithological Model

Drill log lithology entries were grouped to develop a simplified lithological model for the Pulacayo Deposit area. Lithologies were grouped as either volcanics, sedimentary, or surficial sediments (unconsolidated sediments and overburden). Lithology solid models were developed in Leapfrog for each grouped lithology unit at 2.5 m resolution and were used to code a lithological assignment to intersecting blocks not occurring inside grade domain solid models and/or the underground workings solid model.

Pulacayo Project Technical Report October 2020

14.2.4.5 Underground Workings Model

The Pulacayo Deposit has an extensive history of mining activity represented by shafts, winzes, level development and stoping. The methodology to estimate volume depleted from historic mining has varied in previous assessments for the deposit. For the current Mineral Resource Estimate, Mercator has retained and modified the underground workings solid model used in the 2015 Mineral Resource Estimate to estimate volume that has been previously depleted.

The first digital model of underground workings for the Pulacayo Deposit was created by EPCM Consultores S.R.L (“EPCM”). Mercator subsequently upgraded and validated the original model by digitally adding historic underground mining and stoping from archived mine engineering plans for the 2012 Mineral Resource Estimate. Digitization assumed complete level to level stoping unless otherwise demonstrated. The upgraded model was used to support an interpolated model from gridded perimeter level plan slices to estimate depleted block volume in the 2012 Mineral Resource Estimate. The underground workings model was subsequently re-built by Mercator for the 2015 Mineral Resource Estimate to accommodate a partial percentage block assessment. During the model re-build, an additional 26 stope models were created to reflect continued review of historical plans and longitudinal sections.

Mercator reviewed the 2015 underground workings model against drill hole results. In general, the underground workings show acceptable visual correlation with the drill hole database, however, agreement between drill results and the underground workings model is not precise. In many cases, stope and underground workings definition is proximal to a corresponding drill result. This may be attributed to, but not necessarily restricted to, no gradient being applied to the mine level models or other similar inaccuracies in converting historic mine records to digital models. Mercator developed an additional 12 stope models for areas where drill hole intersections of workings was not proximal to an underground workings model. These stope models represent a subjective assessment from drill hole results and are not supported by historic documentation for the deposit. During operation of the project Prophecy (Silver Elephant) continued assessment of historic underground workings and provided Mercator with a digital solid model of additional stopes, development and winzes. This provided definition of approximately 50 additional smaller scale stopes and associated development. The final 2020 Mineral Resource underground workings model is presented in Figure 14.7.

Pulacayo Project Technical Report October 2020

Figure 14.7: Isometric view to the Northeast of the Pulacayo Deposit underground workings model (100 m grid spacing)

Blocks intersecting the underground workings model were coded “mined” (fill) and were excluded from grade interpolation. Solid volume and corresponding block volume for the underground workings model show an acceptable agreement. As previously discussed, while the overall correlation between the underground workings model and drill hole results is acceptable, local inaccuracy between the underground workings model and drill hole database is present in some areas. On this basis, risks associated with the underground workings model should be accounted for in future economic assessments and mining strategies and continued evaluation of historic mining is recommended. Mercator believes that, on a global basis, the current underground workings model provides a reasonable and acceptable assessment of depleted volume from historic mining in the area the Mineral Resource. The open pit mining strategy considered for the current Mineral Resource Estimate is a mining approach that reduces risk associated with local inaccuracies in the underground working model.

14.2.4.6
Spatial Configuration of Block Volume Assignment from Digital Models

Block volumes occurring above the topographic surface were coded “air” and removed from assessment and coding of “mined” (fill) was subsequently completed. Blocks volumes intersecting the 100 g/t Ag grade domain solid, not previously assigned “air” or “mined”, were coded “HG” and subsequent application of the 45 g/t Ag Eq. grade domain solids coded blocks “EQ” that were not previously assigned “air”, “mined”, or “HG”. Final application of lithological models assigned lithological assignment to block volumes not previously coded “air”, “mined”, “HG”, and “EQ”. A representative cross section showing spatial relationship of block volume assignment is presented in Figure 14.8. Zonation of oxide and sulphide is overprinted on all block codes excluding “mined” and “air”.

Pulacayo Project Technical Report October 2020

Figure 14.8: Representative cross section (looking East) of the Pulacayo Deposit block model showing block volume assignment (Blocks: Red = 100 g/t Ag domain, Green = 45 g/t Ag Eq. domain, Grey = mined, Light Brown = surface sediments, Blue = volcanics, Yellow = sedimentary - 100 m grid spacing)

14.2.5
Assay Sample Assessment and Down Hole Composites

Review of sample length statistics for assay records inclusive of the grade domains showed that over 90% have a length of 1.0 m. The minimum and maximum sample length is 0.15 m and 6 m, respectively, and the average sample length of 1.04 m. The Surpac ‘best fit” option set to a 1 m target value was used for compositing of raw assay values for use in Mineral Resource estimation. Downhole 1 m silver-zinc-lead assay composites were developed for the 100 g/t Ag domain intercepts and for the 45 g/t Ag Eq. domain intercepts exclusive of contained intervals from the 100 g/t Ag domain intercepts. Assay composites generated outside of a 25% tolerance interval of the nominal length were either manually re-generated or merged with adjacent composites to meet the selection conditions. Unsampled intervals not identified as underground workings were diluted to 0 grade for silver (g/t), zinc (%), and lead (%) during the compositing process. Unsampled intervals identified as underground workings were ignored.

Descriptive statistics for silver, lead and zinc values were calculated for the 1 m assay composite populations and associated grade distribution trends were assessed by means of frequency histogram, cumulative frequency plots, probability plots, rank/percentile, and decile analysis. Assessment of distribution trends for the 100 g/t Ag domain composite population occur in the vicinity of 2,300 g/t silver, 13 % lead, and 15 % zinc corresponding to the 99.3 percentile, 99.5 percentile, and 99.3 percentile, respectively. These values were reviewed in context of distribution trends for the 45 g/t Ag Eq. domain composite population and provide reasonable control on the respective outlier grade values.

Pulacayo Project Technical Report October 2020

Based on this assessment, a capping factor of 2300 g/t silver, 13 % lead, and 15 % zinc was selected for use in the Pulacayo Mineral Resource estimation program. Capping factors were applied to both the 100 g/t Ag grade domain and 45 g/t Ag Eq. grade domain assay composites. Descriptive statistics for raw and capped assay composite populations are presented below in Table 14.1 and Table 14.2 and show that removal of grade outliers through capping has the effect of reducing the coefficient of variation, standard deviation and variance of the data set. Mean grades decreased by 6 % for silver and by 2 % for lead and zinc between the uncapped and capped 100 g/t Ag domain composite population. Capping factors do not have a notable effect on mean grades for the 45 g/t Ag Eq. composite population.

Table 14.1: Pulacayo Deposit descriptive statistics for the 100 g/t Ag domain composite silver, lead and zinc values
	Raw Composite Values			Capped Composite Values
Parameter	Ag g/t	Pb %	Zn %	Ag g/t	Pb %	Zn %
Mean Grade	252.23	1.14	2.13	238.22	1.12	2.1
Maximum Grade	9810.35	26.7	28.5	2,300	13	15
Minimum Grade	0.5	0	0	0.5	0	0
Variance	241,013	3.72	7.78	130,497	3.33	6.62
Standard Deviation	491	1.93	2.79	361	1.83	2.57
Coefficient of Variation	1.94	1.7	1.31	1.52	1.62	1.22
Number of Samples	2,416	2,416	24,16	2,416	2,416	2,416

Pulacayo Project Technical Report October 2020

Table 14.2: Pulacayo Deposit descriptive statistics for the 45 g/t Ag Eq. domain composite silver, lead and zinc values
	Raw Composite Values			Capped Composite Values
Parameter	Ag g/t	Pb %	Zn %	Ag g/t	Pb %	Zn %
Mean Grade	24.96	0.51	1.24	24.96	0.5	1.24
Maximum Grade	1200	25	20.2	1200	13	15
Minimum Grade	0	0	0	0	0	0
Variance	2,486	0.84	2.09	2,486	0.75	2.02
Standard Deviation	49.86	0.92	1.44	49.86	0.87	1.42
Coefficient of Variation	1.99	1.81	1.16	1.99	1.72	1.14
Number of Samples	7,752	7,752	7,752	7,752	7,752	7,752

14.2.6
Variography and Interpolation Ellipsoids

Manually derived models of geology and grade distribution provided definition of the primary east-west and sub-vertical trend associated with the TVS. Mineralization is characterized by narrow vein style occurrences in tuffaceous sandstone host rocks at depth that bifurcate into stockwork vein arrays and disseminated mineralization in overlying andesitic volcanics. To assess spatial aspects of grade distribution within this recognized orientation corridor, experimental variograms based on the capped down hole 100 g/t Ag domain composite dataset were assessed for silver, lead and zinc.

14.2.6.1 Silver Variography

Down hole variograms provided definition of a normalized nugget and sill of 0.65 and 0.35, respectively, at a range of 6m (Figure 14.9). Best directional experimental variogram results were developed within a vertical plane trending towards an azimuth of 280° using a spread angle of 20° and spread limit of 40°.

Pulacayo Project Technical Report October 2020

Figure 14.9: Downhole silver variogram for the Pulacayo Deposit

Application of spherical models provided definition of an anisotropy ellipsoid along an azimuth of 100° with a plunge of 50° and a dip of -80° using Surpac’s ZXY LRL axes of rotation convention. Maximum ranges of continuity of 95 m for the primary axis trend, 70 m for the secondary axis trend, and 6 m for the third axis trend, based on the downhole variogram, were defined. Figure 14.10 presents results of the primary variogram assessment and Figure 14.11 presents results of the secondary variogram assessment.

Figure 14.10: Silver variogram model for the major axis of continuity for the Pulacayo Deposit

Pulacayo Project Technical Report October 2020

Figure 14.11: Silver variogram model for the semi-major axis of continuity for the Pulacayo Deposit

14.2.6.2
Lead Variography

Down hole variograms provided definition of a normalized nugget and sill of 0.60 and 0.40, respectively, at a range of 19 m (Figure 14.12).

Figure 14.12: Downhole lead variogram for the Pulacayo deposit

Pulacayo Project Technical Report October 2020

Best directional experimental variogram results were developed within a vertical plane trending towards an azimuth of 280° using a spread angle of 20° and spread limit of 40°. Application of spherical models provided definition of an anisotropy ellipsoid along an azimuth of 190° with a plunge of 90° and a dip of 10° using Surpac’s ZXY LRL axes of rotation convention. Maximum ranges of continuity of 80 m for the primary axis trend, 65 m for the secondary axis trend, and 19 metres for the third axis trend, based on the downhole variogram, were defined. Figure 14.13 presents results of the primary variogram assessment and Figure 14.14 presents results of the secondary variogram assessment.

Figure 14.13: Lead variogram model for the major axis of continuity for the Pulacayo Deposit

Pulacayo Project Technical Report October 2020

Figure 14.14: Lead variogram model for the semi-major axis of continuity for the Pulacayo Deposit

14.2.6.3  Zinc Variography

Down hole zinc variograms provided definition of a normalized nugget and sill of 0.50 and 0.50, respectively, at a range of 19 m (Figure 14.15).

Figure 14.15:  Downhole zinc variogram for the Pulacayo Deposit

Best directional experimental variogram results were developed within a vertical plane trending towards an azimuth of 280° using a spread angle of 20° and spread limit of 40°. Application of spherical models provided definition of an anisotropy ellipsoid along an azimuth of 190° with a plunge of 90° and a dip of 10° using Surpac’s ZXY LRL axes of rotation convention. Maximum ranges of continuity of 90 m for the primary axis trend, 80 m for the secondary axis trend, and 19 m for the third axis trend, based on the downhole variogram, were defined. Figure 14.16 presents results of the primary variogram assessment and Figure 14.17 presents results of the secondary variogram assessment.

Pulacayo Project Technical Report October 2020

Figure 14.16: Zinc variogram model for the major axis of continuity for the Pulacayo Deposit

Pulacayo Project Technical Report October 2020

Figure 14.17: Zinc variogram model for the semi-major axis of continuity for the Pulacayo Deposit

14.2.6.4 Interpolation Ellipsoids

Interpolation ellipsoid ranges and orientations were developed through consideration of the variogram models discussed above in combination with geological and grade distribution model interpretations. This approach showed that sulphide-silver grade interpolation ellipsoids for the Pulacayo Deposit should have the sub-vertical and east-west striking geometry of the principal mineralized TVS structure plus associated secondary structures. Variogram analysis demonstrated that along this orientation plane, silver grade trends moderately plunge to the west and sulphide grade trends plunge near vertically along the down-dip direction. Application of the orientated axial trends of continuity defined through variography to the geological orientation domain provided definition of the related interpolation ellipsoid axial trends and ranges.

A total of 43 interpolation sub-domains were developed for the 100 g/t Ag domain areas and 32 interpolation sub-domain were developed for the 45 g/t Ag Eq. areas. Interpolation sub-domains were created to accommodate local variations in deposit geometry and to independently assess more restricted occurrences of sulphide-silver mineralization.

Pulacayo Project Technical Report October 2020

14.2.7
Setup of Three-Dimensional Block Model

The Pulacayo Deposit block model was developed using WGS84 (Zone 19, South Datum) grid coordination and a sea level elevation datum. No rotation was applied to the model and the grid coordinate extents are defined in Table 14.3. Standard block size for the model is 10 m x 4 m x 10 m (X, Y, Z), with 3 units of sub-blocking applied. The nominal topographic surface as defined by a digital terrain model functions as the upper deposit constraint.

Table 14.3: Summary of Pulacayo Deposit Block Model Parameters
Type	Y (Northing m)	X (Easting m)	Z (Elevation m)
Minimum Coordinates	7,743,900	739,250	3,660
Maximum Coordinates	7,745,152	741,350	4,600
User Block Size	4	10	10
Min. Block Size	0.5	1.25	1.25
Rotation	0	0	0
*UTM (9 S)84 - Zone ur within the periphercal te? the resoure within both oxide and sulphide zones WGS 84 – Zone 19 South and sea level datum

14.2.8
Mineral Resource Estimate

Ordinary kriging (OK) grade interpolation was used to assign block silver, lead and zinc grades within the Pulacayo Deposit block model from the 1 m capped assay composite datasets. Interpolation ellipsoid orientation and range values used in the estimation reflect a combination of trends determined from the variography and interpretations of geology and grade distribution for the deposit. Block volumes were estimated from solid models using 3 units of sub-blocking. Silver, zinc and lead grade interpolation was completed independently and constrained to block volumes using a 3 interpolation pass approach. Interpolation passes, implemented sequentially from pass 1 to pass 3, progress from being restrictive to more inclusive in respect to ellipsoid ranges, composites available, and number composites required to assign block grades.

Interpolation pass ranges reflect 50%, 100%, and 150 % of the ranges defined from variogram assessment for the first pass, second pass, and third pass, respectively. Minor axis ranges were set at 25 m for all passes to be more inclusive of composites within the primary and secondary ranges and to better accommodate local variations in deposit geometry. Axis ranges are summarized in Table 14.4.

Pulacayo Project Technical Report October 2020

Table 14.4: Pulacayo Deposit ellipsoid axis ranges for each interpolation pass for each metal
Metal	Interpolation Pass	Major Range (m)	Semi-Major Range (m)	Minor Range (m)
Silver	1	47.5	35	25
Silver	2	95	70	25
Silver	3	142.5	105	25
Lead	1	40	32.5	25
Lead	2	80	65	25
Lead	3	120	97.5	25
Zinc	1	45	40	25
Zinc	2	90	80	25
Zinc	3	135	120	25

A total of 43 interpolation sub-domains for the 100 g/t Ag domain areas and 32 interpolation sub-domain for the 45 g/t Ag Eq. areas, each with unique interpolation ellipsoids, were applied. Contributing assay composites for block grade interpolation were constrained to a minimum of 9 and a maximum of 12, with no more than 4 composites allowed from a single drill hole for the first interpolation pass, a minimum of 7 and a maximum of 9, with no more than 3 composites allowed from a single drill hole for the second interpolation pass, and a minimum of 1 and a maximum of 4, with no more than 4 composites allowed from a single drill hole for the third interpolation pass. Block discretization was set at 2 (Y) x 2 (X) x 2 (Z).

Grade domain boundaries were set as hard boundaries for grade estimation purposes and grade interpolation was restricted to the 1 m capped assay composites associated with the drill hole intercepts assigned to each deposit area solid. Block volumes coded “HG” and “EQ” formed hard interpolant boundaries and interpolation was restricted to the 1 m capped 100 g/t Ag domain composites for the “HG” coded block volumes and restricted to the 1 m capped 45 g/t Ag Eq. domain composites for the “EQ” coded block volumes. Adjacent interpolation domain areas within a grade domain zone or solid were assigned soft domain boundaries for grade estimation purposes. As previously discussed, block volumes coded as “mined” were excluded from block grade interpolation.

14.2.9
Density

Density determinations were performed systematically by Apogee staff during their operation of the project using the Archimedes method on selected core samples. Results were compiled with corresponding lithologies in a digital spreadsheet and a total of 29,344 mineralized and non-mineralized sample analyses were available for current use, with 8,668 occurring within the limits of the grade domain solid models. Mercator imported these results into the Surpac Mineral Resource database and normalized the data by developing 1 m down hole composites over the drill hole intervals for 4 separate domains; 1) sulphide zone “HG”, 2) sulphide zone “EQ”, 3) oxide zone “HG”, and 4) oxide zone “EQ”. As with previous assessments, density values from drill hole PUD005 were excluded from the compositing process due to potential erroneous results present. Descriptive statistics for the 4 separate composite populations are presented in Table 14.5.

Pulacayo Project Technical Report October 2020

Table 14.5: Descriptive statistics for Pulacayo Deposit 1m downhole density composites
	Density Domain
Parameter	"HG" Sulphide	"HG" Oxide	"EQ" Sulphide	"EQ" Oxide
Mean	2.62 g/cm3	2.40 g/cm3	2.34 g/cm3	2.22 g/cm3
Maximum	5.42 g/cm3	2.88 g/cm3	6.20 g/cm3	5.54 g/cm3
Minimum	1.19 g/cm3	1.76 g/cm3	1.08 g/cm3	1.55 g/cm3
Variance	0.17	0.05	0.11	0.08
Standard Deviation	0.42	0.22	0.33	0.29
Coefficient of Variation	0.16	0.09	0.14	0.13
Number of Composites	1,941	96	6,021	529

A density model was interpolated using inverse distance squared (ID2) methods from 1 m downhole density composites using a 3 interpolation pass approach. Interpolation passes, implemented sequentially from pass 1 to pass 3, progress from being restrictive to more inclusive in respect to ellipsoid ranges, composites available, and number composites required to assign block density. Interpolation ranges and included composite parameters for each interpolation pass are presented in Table 14.6.

Table 14.6: Interpolation ellipsoid ranges and included composites parameters for the Pulacayo Deposit ID2 density model
Interpolation Pass	Axis Range (m)			Included Composite Parameters
	Major	Semi-Major	Minor	Minimum	Maximum	Maximum per drill hole
1	50	50	25	9	12	4
2	100	100	25	7	9	3
3	150	150	25	1	4	4

Interpolation sub-domains used in block grade estimation were also used for block density estimation, with additional sub-division for oxide and sulphide zonation, and the respective interpolation ellipsoid orientations were also retained. Density domain boundaries were set as hard boundaries for density estimation purposes and density interpolation was restricted to the 1 m density composites associated with the drill hole intercepts assigned to each deposit domain zone or solid. Adjacent interpolation domain areas within a density domain zone or solid were assigned soft domain boundaries for density estimation purposes.

Pulacayo Project Technical Report October 2020

14.2.10
 Pit Optimization

The Pit-Constrained Mineral Resource was constrained by a base case optimized pit shell developed with Geovia Whittle software utilizing the Pseudoflow algorithm. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$0.50 per tonne. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed. Metal prices of US$17/oz silver, US$0.95/lb lead, and US$1.16/lb zinc were used and metal recoveries of 89.2% silver, 91.9% lead, and 82.9% zinc were used for sulphide zone Mineral Resources and 80% silver for oxide zone Mineral Resources. Optimization was constrained to an elevation of 4000 m asl (maximum depth of approximately 400 m below surface). The optimized pit supports a 12.3:1 strip ratio with average pit slopes of 45°. The optimized pit shell is presented in Figure 14.18 with the block model representation of interpolation Pulacayo Deposit blocks.

Figure 14.18: Pulacayo Deposit Mineral Resource Optimized Pit Shell (gold) and extent of interpolated Pulacayo Deposit blocks (silver) - 100 m grid spacing.

Pulacayo Project Technical Report October 2020

14.2.11
 Mineral Resource Category Parameters

Definitions of Mineral Resources and associated Mineral Resources categories used in this report are those recognized under NI 43-101 and set out in the CIM Standards (2014). Only Inferred and Indicated categories have been assigned to the Pulacayo Deposit.

Several factors were considered in defining resource categories, including drill hole spacing, geological interpretations and number of informing assay composites and average distance of assay composites to block centroids. Specific definition parameters for each resource category applied in the current estimate are set out below.

Measured Resource: No interpolated resource blocks were assigned to this category
.
Indicated Resource: Indicated Mineral Resources are defined as all blocks with interpolated silver grades from the first or second interpolation passes that meet the specified Open Pit or Out of Pit cut-off grades.

Inferred Resources: Inferred Mineral Resources are defined as all blocks with interpolated silver grades from the first, second, and third interpolation passes that were not previously assigned to the Indicated category and meet the specified Open Pit or Out of Pit cut-off grades.

Application of the selected Mineral Resource categorization parameters specified above defined distribution of Indicated and Inferred Mineral Resource Estimate blocks within the block model. To eliminate isolated and irregular category assignment artifacts, the peripheral limits of blocks in close proximity to each other that share the same category designation and demonstrate reasonable continuity were wireframed and developed into discrete solid models. All blocks within these “category” solid models were re-classified to match that model’s designation. This process resulted in more continuous zones of each Mineral Resource Estimate category and limited occurrences of orphaned blocks of one category as imbedded patches in other category domains.

14.2.12
 Mineral Resource Estimate Tabulation

Block grade, block density and block volume parameters for the Pulacayo Deposit were estimated using methods described in preceding sections of this report. Subsequent application of Mineral Resource category parameters resulted in the Pulacayo Deposit Mineral Resource Estimate presented below in Table 14.7. Results are presented in accordance with NI-43-101 and the CIM

Pulacayo Project Technical Report October 2020

Table 14.7: Pulacayo Deposit Mineral Resource Estimate – Effective Date: October 13, 2020**
Pit-Constrained Mineral Resources
Cut -off	Zone	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	*Ag Eq. g/t
50 Ag g/t	Oxide	Indicated	1,090,000	125
		Inferred	25,000	60
30 *Ag Eq. g/t	Sulfide	Indicated	24,600,000	76	0.70	1.63	156
		Inferred	745,000	82	0.61	1.79	164
Out-of-Pit Mineral Resources
100 *Ag Eq. g/t	Sulfide	Indicated	660,000	268	0.44	1.35	307
		Inferred	900,000	179	0.42	2.14	257
Combined Pit-Constrained and Out-of-Pit Mineral Resources
50 Ag g/t	Oxide	Indicated	1,090,000	125
		Inferred	25,000	60
30/100 *Ag Eq. g/t	Sulfide	Indicated	25,260,000	81	0.69	1.62	160
		Inferred	1,645,000	135	0.51	1.98	215
**Notes:
1. Mineral Resources were prepared in accordance with NI 43-101, the CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).
2. *Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. A metal recovery of 80% Ag was used for oxide zone Mineral Resources.
3. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16 Zn apply. A currency exchange rate of CDN$1.00 to US$0.75 applies.
4. Pit-Constrained Mineral Resources are defined within an optimized pit shell with average pit slope angles of 45⁰. The Pulacayo Deposit Mineral Resource Estimate was optimized at a 12.3:1 strip ratio.
5. Base-case sulfide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$12.50 per tonne processed; and haulage at US$0.50 per tonne.
6. Base-case oxide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; and haulage at US$0.50 per tonne.
7. Pit-constrained sulphide zone Mineral Resources are reported at a cut-off grade of 30 g/t Ag Eq. within the optimized pit shell and pit-constrained oxide zone Mineral Resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shell. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.
8. Out of Pit Mineral Resources are external to the optimized pit shell and are reported at a cut-off grade of 100 g/t Ag Eq. They are considered to have reasonable prospects for eventual economic extraction using conventional underground methods such as long hole stoping based on a mining cost of $35 per tonne and processing and G&A cost of $20 per tonne processed.
9. Combined Pit-Constrained and Out-of-Pit Mineral Resources is the tonnage-weighted average summation of Pit-Constrained and Out-of-Pit Pulacayo Mineral Resources.
10. Mineral Resources were estimated using Ordinary Kriging methods applied to 1 m downhole assay composites capped at 2,300 g/t Ag, 13% Pb and 15% Zn.
12. Bulk density was interpolated using Inverse Distance methods.
13. Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues
14. Mineral Resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding

Pulacayo Project Technical Report October 2020

Standards (2014). Figures 14.19 through 14.24 present isometric views of block grade distributions and block resource categorizations represented in the current Mineral Resource Estimate.

Pit-Constrained sulphide Mineral Resources are reported at a cut-off value of 30 g/t Ag Eq. within the optimized pit shell and Pit-Constrained oxide Mineral Resources are reported at a cut-off value of 50 g/t Ag within the optimized pit shell. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using conventional open-pit mining methods. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$0.50 per tonne processed. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed. Metal prices of US$17/oz silver, US$0.95/lb lead, and US$1.16/lb zinc were used and metal recoveries of 89.2% silver, 91.9% lead, and 82.9% zinc were used for sulphide zone Mineral Resources and 80% silver for oxide zone Mineral Resources. Optimization was constrained to an elevation of 4000 asl (maximum depth of approximately 400 m below surface). The optimized pit supports a 12.3:1 strip ratio with average pit slopes of 45°.

Out of Pit Mineral Resources are reported external to the optimized pit shell at a cut-off grade of 100 g/t Ag Eg. They are considered to have reasonable prospects for eventual economic extraction using conventional underground mining methods such as long hole stoping based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

Figure 14.19: Isometric view to the Northeast of the Pulacayo Deposit oxide Mineral Resource Estimate Ag grade distribution at a 50 g/t Pit-Constrained cut-off (Optimized Pit Shell is silver - 100 m grid spacing).
(Ag g/t: Blue 50 – 100 g/t, Green 100 – 200 g/t, Yellow 200 – 400 g/t, Orange 400 – 600 g/t, Red 600 – 800 g/t, Pink ≥ 800 g/t)

Pulacayo Project Technical Report October 2020

Figure 14.20: Isometric view to the Northeast of the Pulacayo Deposit sulphide Mineral Resource Estimate Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off and 100 g/t Out of Pit cut-off (Optimized Pit Shell is silver - 100 m grid spacing).
(Ag Eq. g/t: Blue 30 – 50 g/t, Green 50 – 100 g/t, Yellow 100 – 200 g/t, Orange 200 – 400 g/t, Red 400 – 800 g/t, Pink ≥ 800 g/t)

Figure 14.21: Isometric view to the Northeast of a representative section of the Pulacayo Deposit sulphide Mineral Resource Estimate Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off and 100 g/t Out of Pit cut-off (Optimized Pit Shell is silver - 100 m grid spacing).
(Ag Eq. g/t: Blue 30 – 50 g/t, Green 50 – 100 g/t, Yellow 100 – 200 g/t, Orange 200 – 400 g/t, Red 400 – 800 g/t, Pink ≥ 800 g/t)

Pulacayo Project Technical Report October 2020

Figure 14.22: Isometric view to the Northwest of a representative section of the Pulacayo Deposit sulphide Mineral Resource Estimate Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off and 100 g/t Out of Pit cut-off (Optimized Pit Shell is silver - 100 m grid).
(Ag Eq. g/t: Blue 30 – 50 g/t, Green 50 – 100 g/t, Yellow 100 – 200 g/t, Orange 200 – 400 g/t, Red 400 – 800 g/t, Pink ≥ 800 g/t)

Figure 14.23: Isometric view to the Northwest of the Pulacayo Deposit Mineral Resource Estimate category distribution at a 30 g/t Pit-Constrained cut-off and 100 g/t Out of Pit cut-off for the sulphide zone and a 50 g/t Pit-Constrained cut-off for the oxide zone (Optimized Pit Shell is silver - 100 m grid spacing).
(Category: Red – Indicated, Blue – Inferred)

Pulacayo Project Technical Report October 2020

Figure 14.24: Isometric view to the Southeast of the Pulacayo Deposit Mineral Resource Estimate category distribution at a 30 g/t Pit-Constrained cut-off and 100 g/t Out of Pit cut-off for the sulphide zone and a 50 g/t Pit-Constrained cut-off for the oxide zone (Optimized Pit Shell is silver - 100 m grid spacing).
(Category: Red – Indicated, Blue – Inferred)

14.2.13
 Validation of Mineral Resource Models

Results of block modeling were reviewed in three dimensions and compared on a section by section basis with associated drill hole data. Block grade distribution was shown to have acceptable correlation with the grade distribution of the underlying drill hole data. Silver, lead, and zinc grade descriptive statistics, presented in Table 14.8, were calculated for all interpolated blocks at a zero cut-off value and were compared to the values of the combined assay composite population (100 g/t Ag domain and 45 g/t Ag Eq. domain). Average grades compare favorably between the composite and block populations. As expected, the large block grade population is characterized by lower coefficient of variation, standard deviation and variance values than those of the assay composite population.

Pulacayo Project Technical Report October 2020

Table 14.8: Comparison of Pulacayo Deposit block and composite values
	Capped Composite Values			Block Values
Parameter	Ag g/t	Pb %	Zn %	Ag g/t	Pb %	Zn %
Mean Grade	75.63	0.65	1.45	89.71	0.68	1.5
Maximum Grade	2,300	13	15	1,559	7.03	12.46
Minimum Grade	0	0	0	0	0	0
Variance	41,141	1.432	3.25	15,408	0.6	1.66
Standard Deviation	203	1.2	1.8	124	0.77	1.29
Coefficient of Variation	2.68	1.84	1.25	1.38	1.14	0.86
Number of Samples	10,168	10,168	10,168	4,196,877	4,196,877	4,196,877

Block volume estimates for each Mineral Resource solid were compared with corresponding solid model volume reports generated in Surpac and results show good correlation, indicating consistency in volume capture and block volume reporting. Mercator created swath plots in the easting and vertical directions comparing average composite grades and global mass weighted block grades. Figure 14.25, 14.26, and 14.27 presents an east-west swath plot of the Pulacayo Deposit and shows an acceptable correlation between the block and composite grade populations.

Pulacayo Project Technical Report October 2020

Figure 14.25: Pulacayo Deposit east-west swath plot of assay composite and block silver grades

Pulacayo Project Technical Report October 2020

Figure 14.26: Pulacayo Deposit east-west swath plot of assay composite and block lead grades

Pulacayo Project Technical Report October 2020

Figure 14.27: Pulacayo Deposit east-west swath plot of assay composite and block zinc grades

14.2.14
 Tonnage and Grade Sensitivity

Tonnages and average grades at various Ag Eq. cut-off grades are presented in Table 14.9 and Table 14.10 for Pit-Constrained and Out of Pit sulphide Mineral Resources. Tonnages and average grades at various Ag cut-off grades are presented in Table 14.11 for Pit-Constrained oxide Mineral Resources. Approximately 95% of the Pit-Constrained sulphide Mineral Resource is retained at a cut-off grade of 60 g/t Ag Eq., double the Mineral Resource cut-off grade of 30 g/t Ag Eq.. Similarly, approximately 90% of the Out of Pit sulphide Mineral Resource is retained at a cut-off grade of 150 g/t Ag Eq. when compared to the Mineral Resource cut-off grade of 100 g/t Ag Eq. Significant tonnages are present at higher cut-off grades for Pit-Constrained sulphide Mineral Resources and, when combined with Out of Pit sulphide Mineral Resources, demonstrate potential for higher grade bulk tonnage underground mining scenarios. Pit-Constrained oxide Mineral Resources demonstrate a high sensitivity to Ag cut-off grade.

Pulacayo Project Technical Report October 2020

Table 14.9: Pulacayo Deposit Pit-Constrained sulphide zone sensitivity analysis
Cut-off Grade (Ag Eg. g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
15	Indicated	24,710,000	76	0.70	1.62	155
	Inferred	755,000	81	0.60	1.77	162
*30	Indicated	24,600,000	76	0.70	1.63	156
	Inferred	745,000	82	0.61	1.79	164
60	Indicated	20,660,000	88	0.79	1.80	176
	Inferred	665,000	88	0.66	1.95	178
90	Indicated	13,700,000	121	0.99	2.17	227
	Inferred	290,000	154	0.97	3.62	312
150	Indicated	7,295,000	201	1.35	2.59	327
	Inferred	205,000	205	1.15	4.33	391
200	Indicated	5,385,000	249	1.54	2.75	383
	Inferred	180,000	230	1.22	4.57	426
300	Indicated	3,255,000	315	1.88	3.18	471
	Inferred	130,000	286	1.37	4.82	491
400	Indicated	1,860,000	387	2.25	3.62	565
	Inferred	105,000	297	1.46	5.29	521
*Mineral Resource Estimate cut-off grade highlighted

Table 14.10: Pulacayo Deposit Out of Pit sulphide zone sensitivity analysis
Cut-off Grade (Ag Eg. g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
75	Indicated	880,000	211	0.38	1.34	253
	Inferred	1,250,000	137	0.36	1.92	209
*100	Indicated	660,000	268	0.44	1.35	307
	Inferred	900,000	179	0.42	2.14	257
150	Indicated	530,000	321	0.49	1.3	354
	Inferred	680,000	220	0.46	2.25	300
200	Indicated	435,000	359	0.53	1.41	394
	Inferred	505,000	260	0.54	2.37	343
300	Indicated	290,000	429	0.64	1.63	468
	Inferred	310,000	327	0.72	2.23	403
400	Indicated	180,000	490	0.74	1.93	538
	Inferred	165,000	384	0.99	2.01	455
*Mineral Resource Estimate cut-off of grade highlighted

Pulacayo Project Technical Report October 2020

Table 14.11: Pulacayo Deposit Pit-Constrained oxide zone sensitivity analysis
Cut-off Grade (Ag g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %
30	Indicated	1,760,000	92
	Inferred	35,000	55
*50	Indicated	1,090,000	125
	Inferred	25,000	60
90	Indicated	615,000	171
	Inferred
200	Indicated	185,000	250
	Inferred
*Mineral Resource Estimate cut-off of grade highlighted

14.2.15
 Project Risks that Pertain to the Mineral Resource Estimate

All mineral projects are subject to risks arising from various sources. These include, but are not limited to, the following:
1.
Political instability of the host country or region;
2.
Site environmental conditions that affect deposit access;
3.
Issues associated with legal access to sufficient land areas to support development and mining;
4.
Lack of certainty with respect to mineral tenure and development regulatory regimes;
5.
Lack of social licence for project development;
6.
Unforeseen negative market pricing trends;
7.
Inadequacy of deposit modelling and grade estimation programs with respect to actual metal grades and tonnages contained within the deposit;
8.
Metallurgical recoveries that fall within economically acceptable ranges cannot be attained.

The Pulacayo Deposit is situated in a country that has experienced recent political unrest and volatility and this presents a potential risk associated with the project. However, Silver Elephant and it’s predecessor Apogee have had a tenured presence in the region and a long history of community initiatives that have helped reduce the risk of operating in a country such as Bolivia with potentially lower political stability. Examples of associated risk factors include tenure of mineral titles and continuity of agreements with government controlled entities such as COMIBOL or with non-government labour groups.

Metal pricing is a substantive risk for many mining projects. Current pit optimization assessments demonstrate that, based on the relative high grade nature of the Pulacayo Deposit, moderate decreases in metal pricing may not impact potential economic viability of an open pit mining scenario when evaluated exclusively on an operating cost basis.

Pulacayo Project Technical Report October 2020

The Pulacayo Deposit has an extensive history of underground mining, as described in Section 14.2.4.5, and this also presents a potential project risk. Inaccuracies associated with the underground workings model may impact local estimates of previously depleted volumes and there is the possibility that volume has been depleted that may not be well documented in historic records. These items notwithstanding, Mercator believes that the current underground workings model provides an acceptable assessment of the global depletion in the area of the Mineral Resource Estimate. All of these factors should be considered during future economic assessments of the project. Finally, ground stability and competency issues in resource areas having close proximity to historic mine workings present risks to future mine planning initiatives, particularly with respect to potential underground mining scenarios.

14.2.16
 Comment on Previous Mineral Resource Estimates

The current Mineral Resource Estimate is the 7th Mineral Resource Estimate prepared for the deposit under National Instrument 43-101 and in accordance with the CIM Standards. Mercator reviewed each of the previous Mineral Resource Estimates and has concluded that these provide valuable assessments of the Pulacayo deposit as defined by drilling results available at the time of respective reporting and in the context of the respective modelling approaches applied. This is the 4th consecutive Mineral Resource Estimate prepared by Mercator for the Pulacayo Deposit.

The Mineral Resource Estimates prepared by Pressacco and Shoemaker (2009), Pressacco et. al. (2010), and Cullen et. al. (2012) reflect progressive expansion of the of Pulacayo deposit through diamond drilling. These Mineral Resources Estimates evaluated combined metal value through NSR domain modelling. The applied methodologies provided an evolving assessment of grade distribution of the TVS and associated secondary structures and usefully assessed metal distribution at moderate to low cut-off values and relatively high silver pricing. Mineral Resources potentially amenable to open pit or bulk underground mining methods were defined.

The 2013 Feasibility Study prepared by TWP (Porter et al., 2013) and the associated 2012 Mineral Resource Estimate prepared by Mercator was the final assessment completed for Apogee and used moderate to low NSR cut-off values defining bulk mineralization amenable to open pit and underground methods. The 2012 Mineral Resource Estimate was based on a three-dimensional block model with silver, zinc, and lead values interpolated using Inverse Distance Squared methods from 1 m capped downhole assay composites. The modelling strategy assessed higher grade distributions of individual metals enveloped by lower grade mineralization as defined by a NSR value. The 2012 Mineral Resource Estimate is the most comparable evaluation of the deposit with respect to the current Mineral Resource Estimate, as both focus on defining mineralization amenable to bulk mining scenarios. The drill hole database supporting these assessments is essentially the same, excluding several drill holes completed by Silver Elephant in 2020. The current Mineral Resource Estimate focused on the defined higher grade distributions of silver enveloped by lower grade mineralization as defined by a silver equivalent value, and interpolated individual block grades using ordinary kriging interpolation methods from 1 m capped downhole assay composites. A notable difference between the two assessment is the value of silver applied, as the current assessment uses a silver price of US$17/oz compared to US$23/oz in the 2012 Mineral Resource Estimate. The value of silver notwithstanding, comparable average grades and tonnages have been defined between the two assessments. On that basis, the 2012 Mineral Resource provides a reasonable check on the results and methods applied in the current Mineral Resource Estimate.

Pulacayo Project Technical Report October 2020

The Mineral Resource Estimate prepared by Cullen and Webster in 2015 and by Cullen and Webster in 2017 applied methodologies specifically aimed at defining high grade silver mineralization and minimizing potential dilution of metal grade with adjacent lower grade tonnes. For these reasons, results of the resulting Mineral Resource Estimates differ substantially from the 2012 and current Mineral Resource Estimates by having higher metal grades, thinner mineralized zone solids and significantly lower tonnages defined at higher cut-off values. However, the sensitivity analysis of the current Mineral Resource Estimate shows comparable Mineral Resources defined at the 400 g/t Ag Eq. cut-off value to those defined at that cut-off value in the 2015 and 2017 Mineral Resource Estimates. The slight decrease in average grades and tonnes at that cut-off value is associated with several factors, including but not necessarily restricted to, a difference in interpolation methods, grade domain cut-off values, and evolution of the underground workings model. The value of silver is comparable between the current Mineral Resource and the 2015 and 2017 assessments.

All models are considered valid assessments of the Pulacayo Deposit at their respective effective dates, but each reflects different economic and modelling assumptions and modelling approaches.

14.3
Paca Deposit Mineral Resource Estimate

14.3.1
Geological Interpretation Used in Resource Estimation

The Paca Deposit is also a low-sulphidation epithermal deposit that is differentiated by two styles of mineralization sitting within a broad envelope of argillic alteration. A “vein breccia” or “feeder system” occurs along the north contact of the porphyritic andesitic to dacitic Paca Dome complex. The feeder system is characterized by hydrothermal, tectonic, and volcanic breccias and demonstrates both horizontal and vertical grade zonation. Based on current drilling results the feeder system hosts the highest grade silver mineralization of the deposit and has no discernible root. Disseminated silver-lead-zinc mineralization is hosted in the adjacent clastic-volcaniclastic sediments north and west of the Paca Dome, demonstrating a flat lying to gently sloping tabular grade distribution. Disseminated mineralization is currently thought to be “mantos-style”, supported by the occurrence of jasperoid, chalcedony, opaline and vuggy silica. Minerals of economic significance for both types of mineralization are sphalerite, galena, silver sulphosalts, pyrolusite, and native silver, which typically occur as thin veinlets, aggregations and/or very fine-grained disseminations. Discrete high-grade veins such as those present at the nearby Pulacayo Deposit are not common at Paca.

14.3.2
Data Validation

The drill hole database used for the 2015 Mineral Resource Estimate by Mercator (Cullen and Webster, 2015b) was retained and supplemented with 7 diamond drill holes completed by Silver Elephant in 2020, totalling 860 m with 494 core samples. The 2020 Mineral Resource Estimate drill hole database contains 19,916 m from 104 surface diamond drill holes (18,995 m) and 6 reverse circulation (921 m) completed by ASC, Apogee, and Prophecy (Silver Elephant) through various drill programs between 2002 and 2020 and 71 Esmeralda adit underground channel samples completed by Apogee in 2005. A total of 14,263 drill core and 134 drill chip samples have been assayed from these programs. A total of 5,474 samples and 71 underground channel samples occur within the limits of the Mineral Resource model.

Pulacayo Project Technical Report October 2020

A 10% validation program, for a total of 8 drill holes, was completed on the analytical dataset retained from the 2015 Mineral Resource Estimate. This validation program was completed in addition to the validation checks completed for the 2015 Mineral Resource Estimate program. A validation program was performed for the complete 2020 Silver Elephant analytical dataset. Validation checks on overlapping intervals, inconsistent drill hole identifiers, improper lithological assignment, unreasonable assay value assignment, and missing interval data were performed on the original 2012-2015 database and 2020 Silver Elephant drill results. Validation checks and checking of analytical entries found no substantive errors and the data were determined to be acceptable for resource estimation purposes. As noted in the 2015 Mineral Resource Estimate, original lithologic logs were not available for ASC holes, although sample records and assay certificates were available.

14.3.3
Silver Equivalency Calculation

For consistency, the silver equivalency (recovered) calculation developed for the Pulacayo Deposit was also applied to the Paca Deposit. Silver equivalency reflects recovered silver and is based on metal grades, assumed metal recoveries and assumed market pricing and is calculated as:
 Ag Eg. (g/t) = (Ag (g/t)*89.2%) + (Pb%*(US$0.95/ lb. Pb /14.583 Troy oz./lb./US$17 per Troy oz. Ag)*10,000*91.9%) + (Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*10,000*82.9%).

Metal prices used in the silver equivalency (recovered) calculation are US$17/Troy oz. Ag, US$0.95/lb Pb and US$1.16/lb Zn. Silver price reflects review of consensus and other sources such as pricing applied by commercial producers for reporting of current Mineral Resources and Mineral Reserves. These include Pan American Silver Ltd., First Majestic Silver Corp, Couer Mining Inc., and Fortuna Silver Mines Inc. for the 2019 period. Lead and zinc prices reflect World Bank Commodity 3 year trailing averages ending in July of 2020. Metal recoveries of 89.2% Ag, 91.9% Pb, 82.9% Zn used in the silver equivalency equation reflect historical metallurgical results for high grade test sampling disclosed previously by Apogee Silver Ltd. in the 2013 Feasibility Study by TWP (Porter et al. 2013). The silver equivalency calculation is only applied for sulphide zone silver-zinc-lead mineralization, which constitutes the majority of mineralization present. It is a derivative of the Net Smelter Return (NSR) calculation used in the Pulacayo Deposit 2012 Mineral Resource Estimate and 2013 Feasibility Study and reflects recovered silver equivalent.

The Paca Deposit currently lacks up to date, comprehensive metal recovery information and completion of definitive metallurgical studies for the deposit are recommended for the next phase of project assessment. Mercator considers metallurgical results for the Pulacayo Deposit to provide better baseline assumptions of metal recoveries for the Paca Deposit than an assumed 100 % default factor. On this basis, the Pulacayo Deposit silver equivalency calculation was applied to the Paca Deposit Mineral Resource Estimate.

Pulacayo Project Technical Report October 2020

14.3.4
Surface, Sulphide-Oxide, Grade Domain, Lithological, and Underground Workings Modelling

14.3.4.1 Topographic Surface

The topographic surface digital terrain model (DTM) used in the 2015 Mineral Resource Estimate was retained for the current Mineral Resource Estimate. The topographic surface reflects elevation data from a combination of 10 m elevation contours, 2 m elevation contours, and registered digital layers such a roads and water systems. The topographic DTM covers an area that measures 3,000 m east-west and 2,750 m north-south over the Paca Deposit area and is applied as the topographic constraint for Mineral Resource modelling (Figure 14.28).

Figure 14.28: Isometric view to the Southeast of the Paca Deposit topographic surface DTM and drill holes (250 m grid spacing)

14.3.4.2 Quaternary Surface

The Paca Deposit is capped by a layer of overburden material that hosts silver, lead and zinc mineralization in some areas. Although significant silver, lead, and zinc mineralization is demonstrated to be locally present in the overburden section, poor core recoveries make it difficult to assess the reliability of individual assay results and the relationship to the main Paca Deposit to this material is not entirely clear. On this basis, Mercator developed a DTM surface for the overburden-bedrock contact from drill hole interpretations on nominal 50 m sections to constrain the top of the main bedrock of the Paca Deposit (Figure 14.29). The overburden zone ranges from 0 m to 20 m in thickness, with the thickest section generally occurring in the

Pulacayo Project Technical Report October 2020

Figure 14.29: Isometric view to the Southwest of the Paca Deposit quaternary DTM and drill holes (100 m grid spacing)

northeastern area of the deposit. Intersecting drill hole intervals in overburden were excluded from downhole assay composites and intersecting block volumes were excluded from Mineral Resource estimation.

14.3.4.3 Oxide and Sulphide Zones

The Paca Deposit is capped by a layer of oxide material where the original volcanic host rocks plus sulphide mineralization have been altered by deep weathering effects. Similar to Pulacyao, both feeder and mantos style mineralization of economic significance is observed in the oxide zone. Silver Elephant recorded the oxide-sulphide transition in the 7 new drill holes completed from the 2020 program and Mercator sourced oxide-sulphide transition entries for 10 historic drill holes.

Oxide zone and sulphide zone solid models were developed in Leapfrog at 5.0 m resolution from the 17 drill log intervals. Intervals logged as transition zone were grouped with sulphide zone intervals. Zone solid models were used to code “oxide” and “sulphide” blocks with the block model (Figure 14.30). The oxide zone ranges from several metres to 50 m or more in thickness across the full topographic area. The oxide zone averages 25 m in thickness above the Paca Deposit mineralized zone. Silver, lead, and zinc mineralization depletion in the oxide zone is not as well demonstrated in analytical results as for the Pulacayo Deposit. Grade continuity is demonstrated across the oxide-sulphide boundary for all three metals. On this basis, the oxide-sulphide boundary was not applied as a hard boundary during grade interpolation.

Pulacayo Project Technical Report October 2020

Figure 14.30: Isometric view to the Southeast of the Paca Deposit oxide-sulphide zonation (Blocks: Green – Oxide, Red Sulphide - 100 m grid spacing)

14.3.4.4 Grade Domain Models

The Paca Deposit is defined by two types of mineralization; a breccia-dominated feeder system occurring along the north contact of the andesitic Paca Dome complex and an adjoining mantos-type system within adjacent clastic-volcanoclastic sediments that is characterised primarily by disseminated style mineralization. The feeder system encompasses lithologies logged as hydrothermal breccia, tectonic breccia, and volcanic breccia and shows both horizontal and vertical grade zonation. It is also characterized by high grade silver mineralization that does not always show direct continuity with grade trends in adjacent disseminated (mantos) mineralization hosted by the clastic-volcaniclastic sedimentary sequence. Feeder zone lead and zinc mineralization cannot be readily distinguished on a grade or metal ratio only basis from lead and zinc mantos mineralization hosted within the clastic-volcanoclastic sediments. The current assessment of sulphide-silver mineralization focuses on defining Mineral Resources potentially amenable to open-pit mining methods while also resolving areas of higher grade that could be amenable to a bulk underground mining scenario.

Mercator developed a set of drill hole intercepts at a minimum width of 3 downhole meters and a minimum grade of 100 g/t Ag to define distributions of higher grade silver and associated zinc-lead mineralization. The 100 g/t Ag grade domain solid models were first developed in Leapfrog at a 2.5 m resolution and subsequently imported into Surpac and validated for volumization and intercept snapping. Solid models were snapped to the respective intercepts and extended half the distance to a constraining drill hole or 25 m where constraining drill hole data was not present. Application of the above methodologies resulted in 2 silver-breccia domain solid models at the 100 g/t Ag threshold that are presented in Figure 14.31 and Figure 14.32. The main silver-breccia domain is predominantly a sub-horizontal zone that extends along a west-east trend (270o azimuth) for 450 m in strike length along the north contact of the andesite dome. A secondary sub-horizontal trend is also present and extends for about 200 m along an azimuth of 270° from the bottom of the first zone. The main silver-breccia domain ranges from a few metres to tens of metres in thickness and supports several sub-vertical components in addition to the main sub-horizontal grade trends. A satellite breccia domain north of the main zone forms a near surface sub-horizontal zone trending west-east that is 250 m in length, with widths and thicknesses ranging from several metres to tens of metres. The satellite mineralized breccia domain occurs as a localized zone of breccia lithology within the host clastic-volcaniclastic sediments.

Pulacayo Project Technical Report October 2020

Figure 14.31: Isometric view to the Northwest of the Paca Deposit 100 g/t Ag domain solid models (50 m grid spacing)

Pulacayo Project Technical Report October 2020

Figure 14.32: Isometric view to the Southeast of the Paca Deposit 100 g/t Ag domain solid models (50 m grid spacing)

Mercator also developed a set of drill hole intercepts at a minimum width of 3 downhole meters and a minimum grade of 45 g/t Ag Eq. to define distributions of lower grade combined silver-zinc-lead mineralization. The 45 g/t Ag Eq. grade domain solid models were first developed in Leapfrog at a 2.5 m resolution and subsequently imported into Surpac and validated for volumization and intercept snapping. Solid models were snapped to the respective intercepts and extended half the distance to a constraining drill hole or 25 m where constraining drill hole data was not present Application of the above methodologies resulted in 2 zones of mantos-style mineralization, presented in Figure 14.33 and Figure 14.34. The primary zone extends 750 m in strike length at an azimuth of 260 to 270° and occurs along the north contact of the andesite and into the clastic-volcaniclastic sediments in the western area of the deposit. The primary zone contains thicknesses ranging from several metres to 200 m. The secondary zone forms a near-horizontal, feature extending 400 m from the andesite dome towards the north into the clastic-volcaniclastic sediments and is approximately 250 m in width (east-west) and several metres to tens of metres in thickness. The two zones merge at the eastern near surface extent of the primary zone. An additional 4 discrete satellite zones of sub-horizontal mantos-style mineralization were defined below the primary zone and range between 30 and 75 m in west-east extent, 50 to 150 m in north-south extent, and a few meters to 30 m in width.

Pulacayo Project Technical Report October 2020

Figure 14.33: Isometric view to the Northwest of the Paca Deposit 45 g/t Ag Eq. domain solid models (100 m grid spacing)

Figure 14.34: Isometric view to the Southwest of the Paca Deposit 45 g/t Ag Eq. domain solid models (100 m grid spacing)

The 45 g/t Ag Eq. grade domains solid models envelop the 100 g/t Ag grade domain solid models. Spatial relationship between the two grade assessments provides definition of higher grade silver mineralization and associated zinc-lead mineralization enveloped by lower grade silver-zinc-lead mineralization.

Pulacayo Project Technical Report October 2020

14.3.4.5 Lithological Model

Drill log lithology entries were grouped to develop a simplified lithological model for the Paca Deposit area. Lithologies were grouped as either volcanics or sedimentary. Lithology solid models were developed in Leapfrog for each grouped lithology unit at 2.5 m resolution and were used to code a lithological assignment to intersecting blocks not occurring inside grade domain solid models, the quaternary surface, and/or the underground workings solid model.

 14.3.4.6 Underground Workings Model

Comibol excavated the Esmeralda adit in 1956 at the base of the north face of the Paca Dome. The Esmeralda adit is interpreted to intersect both the brecciated feeder zone and adjacent mantos-style mineralization and was re-sampled by Apogee in 2005. The resampling program provided 71 channel samples that represent sampling along 1 m long horizontal intervals with channel widths of approximately 10 to 15 cm.

In support of the 2015 Mineral Resource Estimate, Silver Elephant staff provided Mercator with an Autocad format (.dwg) mine plan for the Esmeralda adit that detailed the easting and northing coordinates of workings as well as metal grades and locations of the 2005 channel sampling by Apogee. For modeling purposes, Mercator assigned an elevation of 4,264.25 m to the sill (floor) of main adit, including the east and west drifts off the main adit. This was based on elevation data presented in the 2007 Mineral Resource estimate by Pressacco and Gowans (2007) plus field GPS coordinate data obtained by Mercator staff during the June, 2015 site visit. Mercator set the sill elevation of the east sub-level 7 m below the main adit level and the elevation of the sill of the west sub-level 7 m above the main adit. Elevation data for sub-levels were not available from historic documents and are based on conversations with Apogee staff who were present during the 2005 re-sampling. A 2 m height was assigned to the Esmeralda adit for volume modeling purposes and channel sample data was transformed to reflect the new adit elevations. Mercator created a three-dimensional solid model for the Esmeralda adit that is presented in Figure 14.35 and Figure 14.36. Blocks intersecting the underground workings model were coded “mined” (void) and were excluded from grade interpolation.

Pulacayo Project Technical Report October 2020

Figure 14.35: Isometric view to the Southwest of the Paca Deposit Esmeralda Adit model (20 m grid spacing)

Figure 14.36: Isometric view to the Southeast of the Paca Deposit Esmeralda Adit model location (20 m grid spacing)

14.3.4.7 Spatial Configuration of Block Volume Assignment from Digital Models

Block volumes occurring above the topographic surface were coded “air” and removed from Mineral Resource estimation and coding of “mined” (void) was subsequently completed. Blocks intersecting the 100 g/t Ag grade domain solid, not previously assigned “air” or “mined”, were coded “HG_AG” and subsequent application of the 45 g/t Ag Eq. grade domains solids coded blocks “EQ_AG” that were not previously assigned “air”, “mined”, or “HG_AG”. A final grade domain coding assigned “EG_ZN_PB” to all blocks inclusive of both the 100 g/t Ag domain and 45 g g/t Ag Eq. domain solids. Application of lithological models assigned lithological codes to block volumes not previously coded “air”, “mined”, “HG”, and “EQ”. A representative cross section showing the spatial relationship of block volume assignment is presented in Figure 14.37. Zonation of oxide and sulphide is overprinted on all block codes excluding “mined” and “air”.

Pulacayo Project Technical Report October 2020

Figure 14.37: Representative cross section (looking East) of the Paca Deposit block model showing block volume assignment (Blocks: Red = 100 g/t Ag domain, Green = 45 g/t Ag Eq. domain, Grey = mined, Light Brown = quaternary sediments, Blue: volcanics, Yellow: sedimentary. 100 m grid spacing)

14.3.5
Assay Sample Assessment and Down Hole Composites

Review of sample length statistics for assay records inclusive of the grade domains showed that over 80% have a length of 1.0 m. The minimum and maximum sample length is 0.20 m and 9 m, respectively, and the average sample length of 1.14 m. The Surpac ‘best fit” option set to a 1 m target value was used for compositing of raw assay values for use in Mineral Resource estimation. Downhole 1 m silver-zinc-lead assay composites were developed for the 100 g/t Ag domain intercepts and for the 45 g/t Ag Eq. domain intercepts exclusive of contained intervals from the 100 g/t Ag domain intercepts. Assay composites generated outside of a 25% tolerance interval of the nominal length were either manually re-generated or merged with adjacent composites to meet the selection conditions. Unsampled intervals not identified as underground workings were diluted to 0 grade silver (g/t), zinc (%), and lead (%) during the compositing process.

Descriptive statistics for silver, lead and zinc values were calculated for the 1 m assay composite populations and associated grade distribution trends were assessed by means of frequency histogram, cumulative frequency plots, probability plots, rank/percentile, and decile analysis. Assessment of distribution trends for the 100 g/t Ag domain composite population demonstrate discontinuity in the vicinity of 1,400 g/t silver, corresponding to the 99.3 percentile. Assessment of associated zinc and lead values show no noticeable grade distribution breaks and extreme outlier values. Similarly, assessment of grade distribution trends of the 45 g/t Ag Eq. composite population show no noticeable grade distributions breaks and extreme outlier values. Comparison of 100 g/t Ag and 45 g/t Ag Eq. composites show comparable mean grade values for zinc and, to a lesser extent, lead. Further assessment through visual review and local contact plots demonstrate lead and zinc grade continuity between the feeder and mantos style domains.

Pulacayo Project Technical Report October 2020

On this basis, domaining between the 100 g/t Ag and 45 g/t Ag Eq. composite populations was assigned to be a hard boundary for silver grade interpolation and a soft boundary for lead and zinc interpolation.

Based on this assessment, a capping factor of 1,400 g/t silver for the 100 g/t Ag grade domain was selected for use in the Paca Mineral Resource estimation program. Silver, lead, and zinc grade values for the 45 g/t Ag Eq. composite population and lead and zinc values for the 100 g/t Ag composite population were left uncapped. Descriptive statistics for raw and capped assay composite populations are presented below in Table 14.12 and Table 14.13 . Mean silver grade decreased by 3 % between the uncapped and capped 100 g/t Ag domain composite population.

Table 14.12: Paca Deposit descriptive statistics for the 100 g/t Ag domain composite silver, lead and zinc values
	Raw Composite Values			Capped Composite Values
Parameter	Ag g/t	Pb %	Zn %	Ag g/t	Pb %	Zn %
Mean Grade	196.76	0.99	0.82	192.6	0.99	0.82
Maximum Grade	3080	10	5.41	1,400	10	5.41
Minimum Grade	2	0.02	0.01	2	0.02	0.01
Variance	71,011	0.83	0.82	55,481	0.83	0.82
Standard Deviation	266	0.91	0.91	236	0.91	0.91
Coefficient of Variation	1.35	0.92	1.1	1.22	0.92	1.1
Number of Samples	1,315	1,315	1,315	1,315	1,315	1,315

Pulacayo Project Technical Report October 2020

Table 14.13: Paca Deposit descriptive statistics for the 45 g/t Ag Eq. domain composite silver, lead and zinc values
	Raw Composite Values			Capped Composite Values
Parameter	Ag g/t	Pb %	Zn %	Ag g/t	Pb %	Zn %
Mean Grade	22.11	0.67	1.03	22.11	0.67	5.41
Maximum Grade	625	10.63	5.41	625	10.63	1.03
Minimum Grade	0	0	0	0	0	0
Variance	1,041	0.45	0.71	1,041	0.45	0.71
Standard Deviation	32.26	0.67	0.84	32.26	0.67	0.84
Coefficient of Variation	1.46	1.00	0.81	1.46	1.00	0.81
Number of Samples	5,307	5,307	5,307	5,307	5,307	5,307

14.3.6
 Variography and Interpolation Ellipsoids

Mineralization at Paca can be characterized as feeder-system style, defined by the high grade breccia volcanic units, and as mantos-style, defined by disseminated silver-lead-zinc hosted in the adjacent clastic-volcanoclastic sediments. Manually derived models of geology and grade distribution provided definition for associated mineralization trends oriented east-west with a sub-horizontal dip, east-west with a sub-vertical dip, and north-south with a sub-horizontal dip. To assess spatial aspects of grade distribution within these recognized orientation trends, experimental variograms based on the 100 g/t Ag domain capped down hole composite dataset were assessed for silver, lead and zinc.

14.3.6.1 Silver Variography

Down hole variograms provided definition of a normalized nugget and sill of 0.45 and 0.55, respectively, at a range of 10 m (Figure 14.38). Best directional experimental variogram results were developed within a plane plunging 25° towards an azimuth of 0° using a spread angle of 20° and spread limit of 40°. Application of spherical models provided definition of an anisotropy ellipsoid along an azimuth of 90° with a plunge of 0° and a dip of 20° using Surpac’s ZXY LRL axes of rotation convention. Maximum ranges of continuity of 70 m for the primary axis trend, 53 m for the secondary axis trend, and 10 m for the third axis trend, based on the downhole variogram, were defined. Figure 14.39 presents results of the primary variogram assessment and Figure 14.40 presents results of the secondary variogram assessment.

Pulacayo Project Technical Report October 2020

Figure 14.38: Downhole silver variogram for the Paca Deposit

Figure 14.39: Silver variogram model for the major axis of continuity for the Paca Deposit

Pulacayo Project Technical Report October 2020

Figure 14.40: Silver variogram model for the semi-major axis of continuity for the Paca Deposit

14.3.6.2 Lead Variography

Down hole variograms provided definition of a normalized nugget and sill of 0.20 and 0.80, respectively, at a range of 22 m (Figure 14.41). Best directional experimental variogram results were developed within a plane plunging 25° towards an azimuth of 0° using a spread angle of 20° and spread limit of 40°. Application of spherical models provided definition of an anisotropy ellipsoid along an azimuth of 90° with a plunge of 0° and a dip of 20° using Surpac’s ZXY LRL axes of rotation convention. Maximum ranges of continuity of 110 m for the primary axis trend, 90 m for the secondary axis trend, and 22 m for the third axis trend, based on the downhole variogram, were defined. Figure 14.42 presents results of the primary variogram assessment and Figure 14.43 presents results of the secondary variogram assessment.

Pulacayo Project Technical Report October 2020

Figure 14.41: Downhole lead variogram for the Paca Deposit

Figure 14.42: Lead variogram model for the major axis of continuity for the Paca Deposit

Pulacayo Project Technical Report October 2020

Figure 14.43: Lead variogram model for the semi-major axis of continuity for the Paca deposit

14.3.6.3 Zinc Variography

Down hole variograms provided definition of a normalized nugget and sill of 0.20 and 0.80, respectively, at a range of 30 m (Figure 14.44). Best directional experimental variogram results were developed within a plane plunging 25° towards an azimuth of 0° using a spread angle of 20° and spread limit of 40°. Application of spherical models provided definition of an anisotropy ellipsoid along an azimuth of 90° with a plunge of 0° and a dip of 20° using Surpac’s ZXY LRL axes of rotation convention. Maximum ranges of continuity of 70 m for the primary axis trend, 30 m for the secondary axis trend, and 30 m for the third axis trend, based on the downhole variogram, were defined. Figure 14.45 presents results of the primary variogram assessment and Figure 14.46 presents results of the secondary variogram assessment.

Pulacayo Project Technical Report October 2020

Figure 14.44: Downhole zinc variogram for the Paca Deposit

Figure 14.45: Zinc variogram model for the major axis of continuity for the Paca Deposit

Pulacayo Project Technical Report October 2020

Figure 14.46: Zinc variogram model for the semi-major axis of continuity for the Paca Deposit

14.3.6.4 Interpolation Ellipsoids

Interpolation ellipsoid ranges and orientations were developed through consideration of the variogram models discussed above in combination with geological and grade distribution model interpretations. This approach showed that sulphide-silver grade interpolation ellipsoids for the Paca Deposit should conform to east-west sub-horiztonal and sub-vertical trends for the feeder system zones and east-west sub-horizontal to gently north-dipping for the two mantos-style zones. Variogram analysis demonstrated grade continuity trends along these orientations. Application of the orientated axial trends of continuity defined through variography to the geological orientation assessment provided definition of the related interpolation ellipsoid axial trends and ranges.

Search ellipsoid orientations for silver-zinc-lead interpolation passes generally conform to east-west sub-horiztonal trends for the feeder system zones and east-west sub-horizontal to gently north-dipping for the two mantos-style zones. Search ellipsoid orientations were modified to accommodate local variations in the distribution of mineralization. A total of 4 interpolation sub-domains were developed for the 100 g/t Ag domain areas and 13 interpolation sub-domains were developed for the 45 g/t Ag Eq. areas. Interpolation sub-domains were to accommodate local variations in deposit geometry and to independently assess more restricted occurrences of sulphide-silver mineralization.

14.3.7
Setup of Three-Dimensional Block Model

The Paca Deposit block model was developed using WGS84 (Zone 19, South Datum) grid coordination and a sea level elevation datum. No rotation was applied to the model and the grid coordinate extents are defined in Table 14.14. Standard block size for the model is 10 m x 4 m x 10 m (X, Y, Z), with 3 units of sub-blocking applied. The nominal topographic and quaternary surfaces as defined by digital terrain models function as the upper deposit constraint.

Pulacayo Project Technical Report October 2020

Table 14.14: Summary of Paca Deposit Block Model Parameters
Type	Y (Northing m)	X (Easting m)	Z (Elevation m)
Minimum Coordinates	7,749,450	739,150	3,900
Maximum Coordinates	7,750,950	740,350	4,590
User Block Size	4	10	10
Min. Block Size	0.5	1.25	1.25
Rotation	0	0	0
*UTM (9 S)84 - Zone ur within the periphercal te? the resoure within both oxide and sulphide zones WGS 84 – Zone 19 South and sea level datum

14.3.8
Mineral Resource Estimate

Ordinary Kriging (OK) grade interpolation was used to assign block silver, lead and zinc grades within the Paca Deposit block model from the 1 m capped assay composite datasets. Interpolation ellipsoid orientation and range values used in the estimation reflect a combination of trends determined from the variography and sectional interpretations of geology and grade distribution for the deposit. Block volumes were estimated from solid models using 3 units of sub-blocking. Silver, zinc and lead grade interpolation was completed independently and constrained to block volumes using a 3 interpolation pass approach. Interpolation passes, implemented sequentially from pass 1 to pass 3, progress from being restrictive to more inclusive in respect to ellipsoid ranges, composites available, and number composites required to assign block grades.

Interpolation pass ranges approximately reflect 75%, 100%, and 125 % of the ranges defined from variogram assessment for the first pass, second pass, and third pass, respectively. The interpolation range for the semi-major axis for zinc was modified to create more anisotropy between the semi-major and minor orientations. Minor axis ranges were set at 25 m to normalize the number of included composites between the interpolation passes in that direction and better accommodate local variations in deposit geometry. Axis ranges are summarized in Table 14.15.

Pulacayo Project Technical Report October 2020

Table 14.15: Paca Deposit ellipsoid axis ranges for each interpolation pass for each metal
Metal	Interpolation Pass	Major Range (m)	Semi-Major Range (m)	Minor Range (m)
Silver	1	56.25	37.50	25
Silver	2	75	50	25
Silver	3	93.75	62.50	25
Lead	1	55	45	25
Lead	2	82.50	67.50	25
Lead	3	110	90	25
Zinc	1	56.25	37.50	25
Zinc	2	75	50	25
Zinc	3	93.75	62.50	25

A total of 4 interpolation sub-domains for the 100 g/t Ag domain areas and 13 interpolation sub-domain for the 45 g/t Ag Eq. areas, each with unique interpolation ellipsoids, were applied. Contributing assay composites for block grade interpolation were constrained to a minimum of 9 and a maximum of 12, with no more than 4 composites allowed from a single drill hole for the first interpolation pass, a minimum of 7 and a maximum of 9, with no more than 3 composites allowed from a single drill hole for the second interpolation pass, and a minimum of 1 and a maximum of 4, with no more than 4 composites allowed from a single drill hole for the third interpolation pass. Block discretization was set at 2 (Y) x 2 (X) x 2 (Z).

Block volumes coded “AG_HG” and “AG_EQ” formed hard interpolant boundaries for silver block grade estimation and interpolation was restricted to the 1 m capped 100 g/t Ag domain composites for the “AG_HG” coded block volumes and restricted to the 1 m 45 g/t Ag Eq. domain composites for the “AG_EQ” coded block volumes. Zinc and lead grade block grade estimation formed soft boundaries between the two grade domains, collectively coded as “EQ_ZN_PB”, and interpolation included both the 1 m capped 100 g/t Ag domain composites and the 1m 45 g/t Ag Eq. domain composites. Adjacent interpolation domain areas within a grade domain zone or solid were assigned soft domain boundaries for grade estimation purposes. As previously discussed, block volumes coded as “mined” were excluded from block grade interpolation.

14.3.9
Density

Density determinations were performed systematically by Apogee staff during the 2006 drill program by measuring the weight of sample in air and in water. A total of 799 analyses were determined by Apogee and included all rock types, with 607 analyses occurring within the grade domain solid models. The relevant density determinations were separated by the 100 g/t Agr domain and 45 g/t Ag Eq. domain solid models and descriptive statistics was calculated for each sub-set, as presented in Table 14.16.

Pulacayo Project Technical Report October 2020

Table 14.16: Descriptive statistics for Paca Deposit density determinations
	Density Domain
Parameter	"HG" (100 g/t Ag)	"EQ" (45 g/t Ag Eq.)
Mean	2.32 g/cm3	2.24 g/cm3
Maximum	2.79 g/cm3	2.85 g/cm3
Minimum	1.93 g/cm3	1.56 g/cm3
Variance	0.06	0.04
Standard Deviation	0.24	0.21
Coefficient of Variation	0.1	0.09
Number of Composites	114	493

A mean bulk density value of 2.32 g/cm³ was applied to all Mineral Resource block volumes coded as “AG_HG” and a mean bulk density value of 2.24 g/cm³ was applied to all Mineral Resource block volumes coded as “AG_EQ”..

14.3.10
 Pit Optimization

The Pit-Constrained Mineral Resource was constrained by a base case optimized pit shell developed with Geovia Whittle software utilizing the Pseudoflow algorithm. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$2.00 per tonne. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$2.00 per tonne processed. Metal prices of US$17/oz silver, US$0.95/lb lead, and US$1.16/lb zinc were used and metal recoveries of 89.2% silver, 91.9% lead, and 82.9% zinc were used for sulphide zone Mineral Resources and 80% silver for oxide zone Mineral Resources. The optimized pit shell supports a 4.3:1 strip ratio with average pit slopes of 45°. Figure 14.47 presents the Paca Deposit optimized pit shell with the block model representation of interpolated Paca Deposit blocks.

Pulacayo Project Technical Report October 2020

Figure 14.47: Isometric view to the Southwest of the Paca Deposit Mineral Resource Optimized Pit Shell (gold) and extent of interpolated Paca Deposit blocks (silver) - (100 m grid spacing)

14.3.11
 Mineral Resource Category Parameters

Definitions of Mineral Resources and associated Mineral Resources categories used in this report are those recognized under NI 43-101 and set out in the CIM Standards (2014). Only Inferred and Indicated categories have been assigned to the Paca Deposit.

Several factors were considered in defining resource categories, including drill hole spacing, geological interpretations and number of informing assay composites and average distance of assay composites to block centroids. Specific definition parameters for each resource category applied in the current estimate are set out below.

Measured Resource: No interpolated resource blocks were assigned to this category
.
Indicated Resource: Indicated Mineral Resources are defined as all blocks with interpolated silver grades from the first or second interpolation passes that meet the specified Open Pit cut-off grades.

Inferred Resources: Inferred Mineral Resources are defined as all blocks with interpolated silver grades from the first, second, and third interpolation passes that were not previously assigned to the Indicated category and meet the specified Open Pit cut-off grades.

Application of the selected Mineral Resource categorization parameters specified above defined distribution of Indicated and Inferred Mineral Resource Estimate blocks within the block model. To eliminate isolated and irregular category assignment artifacts, the peripheral limits of blocks in close proximity to each other that share the same category designation and demonstrate reasonable continuity were wireframed and developed into discrete solid models. All blocks withing these “category” solid models were re-classified to match that model’s designation. This process resulted in more continuous zones of each Mineral Resource Estimate category and limited occurrences of orphaned blocks of one category as imbedded patches in other category domains.

Pulacayo Project Technical Report October 2020

14.3.12
 Mineral Resource Estimate Tabulation

Block grade, block density and block volume parameters for the Paca Deposit were estimated using methods described in preceding sections of this report. Subsequent application of Mineral Resource category parameters resulted in the Paca Deposit Mineral Resource Estimate presented below in Table 14.17. Results are presented in accordance with NI-43-101 and the CIM Standards (2014). Figures 14.48 to 14.53 present isometric views of block grade distributions and block resource categorizations represented in the current Mineral Resource Estimate.

Pit-Constrained sulphide Mineral Resources are reported at a cut-off value of 30 g/t Ag Eq. within the optimized pit shell and Pit-Constrained oxide Mineral Resources are reported at a cut-off value of 50 g/t Ag within the optimized pit shell. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using conventional open-pit mining methods. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$2.00 per tonne. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$2.00 per tonne processed. Metal prices of US$17/oz silver, US$0.95/lb lead, and US$1.16/lb zinc were used and metal recoveries of 89.2% silver, 91.9% lead, and 82.9% zinc were used for sulphide zone Mineral Resources and 80% silver for oxide zone Mineral Resources. The Paca Deposit optimized pit supports a 4.3:1 strip ratio with average pit slopes of 45°.

Pulacayo Project Technical Report October 2020

Table 14.17: Paca Deposit Mineral Resource Estimate – Effective Date: October 13, 2020**
Cut -off	Zone	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	*Ag Eq. g/t
50 Ag g/t	Oxide	Indicated	1,095,000	185
		Inferred	345,000	131
30 *Ag Eq. g/t	Sulfide	Indicated	20,595,000	46	0.67	1.07	106
		Inferred	3,050,000	46	0.65	0.76	94
**Notes:
1. Mineral Resources were prepared in accordance with NI 43-101, the CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).
2. *Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. A metal recovery of 80% Ag was used for oxide zone Mineral Resources.
3. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16 Zn apply. A currency exchange rate of CDN$1.00 to US$0.75 applies.
4. Pit-Constrained Mineral Resources are defined within an optimized pit shell with average pit slope angles of 45⁰. The Paca Deposit Mineral Resource Estimate was optimized at a 4.3:1 strip ratio.
5. Base-case sulfide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$12.50 per tonne processed; and haulage at US$2.00 per tonne processed.
6. Base-case oxide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; and haulage at US$2.00 per tonne procesed.
7. Pit-constrained sulphide zone Mineral Resources are reported at a cut-off grade of 30 g/t Ag Eq. within the optimized pit shell and pit-constrained oxide zone Mineral Resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shell. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.
8. Mineral Resources were estimated using Ordinary Kriging methods applied to 1 m downhole assay composites capped at 1,400 g/t Ag. Pb and Zn grades were not capped.
9. An average bulk density of 2.32 g/cm3 or 2.24 g/cm3 was applied to Paca Mineral Resources based on grade domain solid models.
10. Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues
11. Mineral Resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding

Pulacayo Project Technical Report October 2020

Figure 14.48: Isometric view to the Southeast of the Paca Deposit Mineral Resource Estimate oxide zone Ag grade distribution at a 50 g/t Pit-Constrained cut-off (optimized pit shell is silver - 100 m grid spacing)
(Ag g/t: Blue 50 – 100 g/t, Green 100 – 200 g/t, Yellow 200 – 400 g/t, Orange 400 – 600 g/t, Red 600 – 800 g/t, Pink ≥ 800 g/t)

Figure 14.49: Isometric view to the Southeast of the Paca Deposit Mineral Resource Estimate sulphide zone Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off (optimized pit shell is silver - 100 m grid spacing)
(Ag Eq. g/t: Blue 30 – 50 g/t, Green 50 – 100 g/t, Yellow 100 – 200 g/t, Orange 200 – 400 g/t, Red 400 – 800 g/t, Pink ≥ 800 g/t)

Pulacayo Project Technical Report October 2020

Figure 14.50: Isometric view to the Southwest of a representative section of the Paca Deposit Mineral Resource Estimate sulphide zone Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off (optimized pit shell is silver - 100 m grid spacing)
(Ag Eq. g/t: Blue 30 – 50 g/t, Green 50 – 100 g/t, Yellow 100 – 200 g/t, Orange 200 – 400 g/t, Red 400 – 800 g/t, Pink ≥ 800 g/t)

Figure 14.51: Isometric view to the Northeast of a representative section of the Paca Deposit Mineral Resource Estimate sulphide zone Ag Eq. grade distribution at a 30 g/t Pit-Constrained cut-off (optimized pit shell is silver - 100 m grid spacing)
(Ag Eq. g/t: Blue 30 – 50 g/t, Green 50 – 100 g/t, Yellow 100 – 200 g/t, Orange 200 – 400 g/t, Red 400 – 800 g/t, Pink ≥ 800 g/t)

Pulacayo Project Technical Report October 2020

Figure 14.52: Isometric view to the Southeast of the Paca Deposit Mineral Resource Estimate category distribution at a Pit Constrained 30 g/t Ag Eq. sulphide zone cut-off and a Pit Constrained 50 g/t Ag oxide zone cut-off (optimized pit shell is silver - 100 m grid spacing)
(Category: Red – Indicated, Blue – Inferred)

Figure 14.53: Isometric view to the Southwest of the Paca Deposit Mineral Resource Estimate category distribution at a Pit Constrained 30 g/t Ag Eq. sulphide zone cut-off and 50 g/t Ag oxide zone cut-off (optimized pit shell is silver - 100 m grid spacing)
(Category: Red – Indicated, Blue – Inferred)

Pulacayo Project Technical Report October 2020

14.3.13
 Validation of Mineral Resource Models

Results of block modeling were reviewed in three dimensions and compared on a section by section basis with associated drill hole data. Block grade distribution was shown to have acceptable correlation with the grade distribution of the underlying drill hole data. Silver, lead, and zinc grade descriptive statistics, presented in Table 14.18, were calculated for all interpolated blocks at a zero cut-off value and were compared to the values of the combined assay composite population (100 g/t Ag domain and 45 g/t Ag Eq. domain). Average grades compare favorably between the composite and block populations. As expected, the large block grade population is characterized by lower coefficient of variation, standard deviation and variance values than those of the assay composite population.

Table 14.18: Paca Deposit comparison of block and composite values
	Capped Composite Values			Block Values
Parameter	Ag g/t	Pb %	Zn %	Ag g/t	Pb %	Zn %
Mean Grade	55.97	0.73	0.99	58.69	0.69	0.78
Maximum Grade	1400	10.63	5.41	850.36	5.14	3.69
Minimum Grade	0	0	0	0.49	0.01	0.01
Variance	16,477	0.55	0.74	8524	0.2	0.33
Standard Deviation	128.36	0.74	0.86	92.32	0.45	0.58
Coefficient of Variation	2.29	1.01	0.86	1.57	0.65	0.75
Number of Samples	6,622	6,622	6,622	1,952,229	1,952,229	1,952,229

Block volume estimates for each Mineral Resource solid were compared with corresponding solid model volume reports generated in Surpac and results show acceptable correlation, indicating consistency in volume capture and block volume reporting. Mercator created swath plots in the easting and vertical directions comparing average composite grades and global mass weighted block grades. Figures 14.54, 14.55, and 14.56 present east-west swath plots of the Paca Deposit and show an acceptable correlation between composite and block grade populations.

Pulacayo Project Technical Report October 2020

Figure 14.54: East-west swath plot of Paca Deposit assay composite and block silver grades

Pulacayo Project Technical Report October 2020

Figure 14.55: East-west swath plot of Paca Deposit assay composite and block lead grades

Pulacayo Project Technical Report October 2020

Figure 14.56: East-west swath plot of Paca Deposit assay composite and block zinc grades

14.3.14
 Tonnage and Grade Sensitivity

Tonnages and average grades at various Ag Eq. cut-off grades are presented in Table 14.19 for Pit-Constrained sulphide Mineral Resources and tonnages and average grades at various Ag cut-off grades are presented in Table 14.20. Approximately 88% of the Pit-Constrained sulphide Mineral Resource is retained at a cut-off grade of 60 g/t Ag Eq., double the Mineral Resource cut-off grade of 30 g/t Ag Eq.. Tonnages decrease significantly at higher cut-off grades for Pit-Constrained sulphide Mineral Resources, representative of the large amount of tonnes associated with the mantos style mineralization and smaller amount of tonnes associated with breccia feeder style mineralization. Pit-Constrained oxide Mineral Resources demonstrate a moderate sensitivity to Ag cut-off grade and support relatively high grade silver relative to the Pulacayo Deposit.

Pulacayo Project Technical Report October 2020

Table 14.19: Paca Deposit Pit-Constrained sulphide zone sensitivity analysis
Cut-off Grade (Ag Eg. g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq g/t
15	Indicated	20,785,000	45	0.66	1.07	105
	Inferred	3,200,000	44	0.63	0.74	90
*30	Indicated	20,595,000	46	0.67	1.07	106
	Inferred	3,050,000	46	0.65	0.76	94
60	Indicated	15,905,000	56	0.76	1.20	123
	Inferred	1,855,000	67	0.81	0.88	123
90	Indicated	8,600,000	87	0.95	1.38	164
	Inferred	950,000	114	0.95	0.94	171
150	Indicated	3,055,000	181	1.20	1.41	258
	Inferred	335,000	242	0.96	0.67	276
200	Indicated	1,810,000	256	1.22	1.22	318
	Inferred	190,000	338	0.98	0.61	360
300	Indicated	765,000	370	1.28	1.20	421
	Inferred	115,000	440	0.67	0.41	432
400	Indicated	300,000	490	1.47	1.38	542
	Inferred	50,000	545	0.82	0.39	530
*Mineral Resource Estimate cut-off grade highlighted

Table 14.20: Paca Deposit Pit-Constrained oxide zone sensitivity analysis
Cut-off Grade (Ag g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %
30	Indicated	1,805,000	128
	Inferred	500,000	102
*50	Indicated	1,095,000	185
	Inferred	345,000	131
90	Indicated	800,000	231
	Inferred	235000	159
200	Indicated	420,000	311
	Inferred	55000	285
*Mineral Resource Estimate cut-off grade highlighted

Pulacayo Project Technical Report October 2020

14.3.15
 Project Risks that Pertain to the Mineral Resource Estimate

All mineral projects are subject to risks arising from various sources. These include, but are not limited to, the following:

1.
Political instability of the host country or region;
2.
Site environmental conditions that affect deposit access;
3.
Issues associated with legal access to sufficient land areas to support development and mining;
4.
Lack of certainty with respect to mineral tenure and development regulatory regimes;
5.
Lack of social licence for project development;
6.
Unforeseen negative market pricing trends;
7.
Inadequacy of deposit modelling and grade estimation programs with respect to actual metal grades and tonnages contained within the deposit;
8.
Metallurgical recoveries that fall within economically acceptable ranges cannot be attained.

The Paca Deposit is situated in a country that has experienced recent political unrest and volatility and this presents a potential risk associated with the project. However, Silver Elephant and it’s predecessor Apogee have had a tenured presence in the region and a long history of community initiatives that have helped reduce the risk of operating in a country such as Bolivia with potentially lower political stability. Examples of associated risk factors include tenure of mineral titles and continuity of agreements with government controlled entities such as COMIBOL or with non-government labour groups.

Metal pricing is a substantive risk for many mining projects, particularly those with potential for a long mine life. Current pit optimization assessments demonstrate that moderate decreases in metal pricing should not dramatically impact potential economic viability of an open pit mining scenario for Paca when evaluated exclusively on an operating cost basis.

14.3.16
 Comment of Previous Mineral Resource Estimates

The maiden Mineral Resource Estimate for the Paca Deposit was reported by Pressacco and Gowans (2007) under NI 43-101 and in accordance with the CIM Standards. The 2007 Mineral Resource Estimate defined Inferred Mineral Resources within an optimized pit shell. Both the 2007 Mineral Resource Estimate and current Mineral Resource Estimate return similar average metal grades for the deposit, however, tonnages have increased by approximately 28% in the current Mineral Resource. This reflects continued assessment of the Paca Deposit through geological and grade domain modelling and additional diamond drilling results.

The Mineral Resource Estimate reported by Cullen and Webster (2015b) and Cullen and Webster (2017) applied methodologies specifically aimed at defining high grade silver mineralization and minimizing potential dilution of metals with adjacent lower grade tonnes. For these reasons, results of these Mineral Resource Estimates differ substantially from the 2007 and current Mineral Resource Estimates by having higher metal grades, thinner mineralized zone solids and significantly lower tonnages defined at higher cut-off values. However, the sensitivity analysis of the current Mineral Resource Estimate demonstrates comparable Mineral Resources defined at the 200 g/t Ag Eq. cut-off value used in 2015 and 2017 Mineral Resource Estimates. The slight decrease in tonnes at that cut-off value may be associated with several factors, including but not necessarily restricted to, a difference in interpolation methods, grade domain cut-off values, and additional diamond drill results completed by Silver Elephant in 2020. The value of silver is comparable between the current Mineral Resource and the 2015 and 2017 assessments.

Pulacayo Project Technical Report October 2020

A notable advance in the current Mineral Resource Estimate from the 2007, 2015, and 2017 Mineral Resource Estimates is the definition of predominantly Indicated Mineral Resources. This reflects the validation of the geological and associated grade domain modelling strategy from the Silver Elephant 2020 drill program.

All models are considered valid assessments of the Paca Deposit at their respective effective dates, but each reflects different economic and modelling assumptions and modelling approaches.

15.0
 Mineral Reserve Estimates

No mineral reserves have been defined to date by Silver Elephant for the Pulacayo and Paca Deposits.

Pulacayo Project Technical Report October 2020

16.0
 Mining Methods
This report section does not apply to the current mineral resource estimate technical report.

Pulacayo Project Technical Report October 2020

17.0
 Recovery Methods

This report section does not apply to the current mineral resource estimate technical report.

Pulacayo Project Technical Report October 2020

18.0
 Project Infrastructure

This report section does not apply to the current mineral resource estimate technical report.

Pulacayo Project Technical Report October 2020

19.0
 Market Studies and Contracts

This report section does not apply to the current mineral resource estimate technical report.

Pulacayo Project Technical Report October 2020

20.0
 Environmental Studies, Permitting and Social or Community Impact

This report section does not apply to the current mineral resource estimate technical report.

Pulacayo Project Technical Report October 2020

21.0
 Capital and Operating Costs

This report section does not apply to the current mineral resource estimate technical report.

Pulacayo Project Technical Report October 2020

22.0
 Economic Analysis

This report section does not apply to the current mineral resource estimate technical report.

Pulacayo Project Technical Report October 2020

23.0
 Adjacent Properties
There are no adjacent properties as defined under NI 43-101 that are pertinent to the Pulacayo and Paca mineral resource estimates described in this report.

Pulacayo Project Technical Report October 2020

24.0
 Other Relevant Data and Information

Mercator is not aware of any other relevant data or information that is necessary to support the mineral resource estimate and project discussions presented in this report.

Pulacayo Project Technical Report October 2020

25.0
 Interpretation and Conclusions

25.1
Introduction

This report on Mineral Resource Estimates for the Pulacayo and Paca silver-zinc-lead deposits was prepared by Mercator on behalf of Silver Elephant. It documents new Mineral Resource estimates for the two deposits that differ from the directly preceding estimates by their inclusion of open pit optimization methods for reporting of Mineral Resources. The current Mineral Resource estimates and this supporting technical report were prepared in accordance with NI-43-101 and the CIM Standards (2014).

25.2
Pulacayo and Paca Deposit Geological Interpretation

The Pulacayo deposit is interpreted as a low sulphidation to transitional epithermal deposit that hosts both precious and base metal mineralization within Silurian sediments of the Quenhua Formation and intruding Miocene andesitic volcanic rocks of the Rotchild and Megacrystal units. Mineralization comprising the deposit occurs primarily within a discrete corridor designated the Tajo Vein System or TVS that has been historically defined along a strike length of approximately 2.7 km and to a vertical depth from surface of about 1 km. The Mineral Resource estimate presented in this report covers only about 1.5 km of known TVS strike length and only about 660 m of depth extent below surface.

The Paca deposit is also interpreted to be a low to transitional supination epithermal deposit that contains both precious and base metal mineralization. Mineralization of potential economic interest occurs in association with the Tertiary age Paca volcanic dome complex and takes the form of thin veinlets, fracture fillings, disseminations and breccia matrix replacements hosted by either altered volcaniclastic sedimentary lithologies, or altered, intermediate to felsic composition igneous and tectonic breccia lithologies. The intensity of argillic alteration is greatest in areas of highest concentrations of metallic mineral phases such as sphalerite, galena, argentite and tetrahedrite. Stratabound, disseminated mineralization and breccia hosted mineralization predominate within the deposit but discrete polymetallic veins are also present locally. The deposit occurs at the contact of the andesitic intrusive Paca dome with volcaniclastic sedimentary host lithologies. Bedded and cross-cutting breccia deposits that are important host rocks to high grade mineralization commonly show close spatial association with the contact zone of the predominantly andesitic Paca dome intrusion.

Pulacayo Project Technical Report October 2020

25.3
October 13th, 2020 Pulacayo Project Mineral Resource Estimate

Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models, associated geological and grade solids, and to interpolate silver-zinc-lead grade. The Mineral Resource Estimate is based on combined results of 92,900 m of drilling, 44,469 core or chip analytical results, 355 trench samples, and 71 underground channel or chip samples for the two deposits.

A tabulation of the Mineral Resources for the Pulacayo Project is presented in Table 25.1. Pit Constrained Mineral Resources were defined for each contributing deposit within optimized pit shells. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn were used and metal recoveries of 89.2% Ag, 91.9% Pb, and 82.9% Zn were used for sulphide zone Mineral Resources and 80% Ag for oxide zone Mineral Resources.

Pit Constrained sulphide Mineral Resources are reported at a cut-off value of 30 g/t silver equivalent (Ag Eq.) within optimized pit shells and Pit Constrained oxide Mineral Resources are reported at a cut-off value of 50 g/t Ag within optimized pit shells. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using open conventional open-pit mining methods. Out of Pit Mineral Resources are reported external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eg.. They are considered to have reasonable prospects for eventual economic extraction using conventional underground mining methods such as long hole stoping based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

Pulacayo Project Technical Report October 2020

Table 25.1: Pulacayo Project Mineral Resource Estimate – Effective Date: October 13, 2020*
Pit Constrained Mineral Resources
Deposit(s)	Cut -off	Zone	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
Pulacayo	50 Ag g/t	Oxide	Indicated	1,090,000	125
			Inferred	25,000	60
	30 Ag Eq. g/t	Sulfide	Indicated	24,600,000	76	0.70	1.63	156
			Inferred	745,000	82	0.61	1.79	164
Paca	50 Ag g/t	Oxide	Indicated	1,095,000	185
			Inferred	345,000	131
	30 Ag Eq. g/t	Sulfide	Indicated	20,595,000	46	0.67	1.07	106
			Inferred	3,050,000	46	0.65	0.76	94
Out of Pit Mineral Resources
Pulacayo	100 Ag Eq. g/t	Sulfide	Indicated	660,000	268	0.44	1.35	307
			Inferred	900,000	179	0.42	2.14	257
Combined Pit Constrained and Out of Pit Mineral Resources**
Pulacayo and Paca	50 Ag g/t	Oxide	Indicated	2,185,000	155
			Inferred	370,000	126
	30/100 Ag Eq. g/t	Sulfide	Indicated	45,855,000	65	0.69	1.37	136
			Inferred	4,695,000	77	0.60	1.19	136
* See detailed notes on Mineral Resources in Sections 14.2.12 and 14.3.12
** “Combined Pit Constrained and Out of Pit Mineral Resources” for the Pulacayo Project is the tonnage-weighted average summation of the Pulacayo Deposit Pit Constrained and Out of Pit Mineral Resources and the Paca Deposit Pit Constrained Mineral Resource.

Based on results of the current Mineral Resource estimation program documented in this report, Mercator has concluded that detailed economic assessment studies are warranted to assess the economic viability of a combined open pit mining scenario for the Pulacayo and Paca deposits with the possibility of related underground mining opportunities. The current Mineral Resource estimate for the Pulacayo Project represents a 226% increase in total sulphide zone contained silver equivalent from the previous Mineral Resource Estimate (Cullen and Webster, 2017) and includes definition of new oxide zone Mineral Resources. Increases in total contained metal directly reflect the transition from a low tonnage high grade assessment approach or concept applied in 2017 to the low grade, open pit mining concept of the current Mineral Resource Estimate. The current Mineral Resource Estimate supersedes all previous Mineral Resource Estimates completed for the Pulacayo and Paca Deposits.

25.3.1
Project Risks that Pertain to the Mineral Resource Estimate

All mineral projects are subject to risks arising from various sources. With respect to the Pulacayo Project these include, but are not limited to, the following:

Pulacayo Project Technical Report October 2020

1.
Political instability of the host country or region;
2.
Site environmental conditions that affect deposit access;
3.
Issues associated with legal access to sufficient land areas to support development and mining;
4.
Lack of certainty with respect to mineral tenure and development regulatory regimes;
5.
Lack of social licence for project development;
6.
Unforeseen negative market pricing trends;
7.
Inadequacy of deposit modelling and grade estimation programs with respect to actual metal grades and tonnages contained within the deposit;
8.
Metallurgical recoveries that fall within economically acceptable ranges cannot be attained.

With specific reference to items 1, 3 and 5 above, Silver Elephant and it’s predecessor, Apogee, in combination have had a long-tenured presence in the Pulacayo region and a long history of positive community initiatives that have met with support. These factors should reduce overall project risk related to political and social licence issues. The relatively high grades of much of the Pulacayo Project mineralization should provide protection from future decreases in metal pricing. Technical work carried out to date on the project has served to reduce risk associated with items 7 and 8 above.

Pulacayo Project Technical Report October 2020

26.0
 Recommendations

26.1
Introduction

Mercator reviewed and updated the 2017 Pulacayo Project recommendations with respect to advancement of financial and technical assessments of the contributing deposits. Updated recommendations presented below address expansion of existing Mineral Resources at both deposits, completion of metallurgical studies on low grade sulphide and oxide mineralization types that are reflected in current Mineral Resources, completion of infill, deposit extension and exploratory drilling prior to updating of Mineral Resource Estimates and completion of a Preliminary Economic Assessment (PEA) study for the resulting combined Pulacayo and Paca Mineral Resources. Results of these programs should inform Silver Elephant with respect to further requirements for Pre-feasibility or Feasibility level studies necessary to define mineral reserves in accordance with NI 43-101 and the CIM Standards (2014).

26.2
2020 Recommendations for Pulacayo Project

Mercator is of the opinion that further technical and financial assessment of the large open pit development scenario for the Pulacayo Project is warranted and that both Mineral Resource extension and new Mineral Resource definition opportunities exist on the property and warrant future exploration. Recommendations arising from the current Mineral Resource estimation program and associated project review include, in part, recommendations provided in the 2017 technical report and are as follows:

1.
Open pit planning, geological and engineering studies of sufficient detail to support a Preliminary Economic Assessment of future development possibilities for the Pulacayo and Paca deposits should be carried out.

2.
The Paca Deposit currently lacks up to date, comprehensive metal recovery information and completion of definitive metallurgical studies for the deposit are recommended for the next phase of project assessment. Additional metallurgical studies focused on low grade oxide and sulphide mineralization should also be completed for the Pulacayo Deposit. Results of such studies would provide necessary inputs for future definition of Mineral Reserves.

3.
Historical mine workings are present to a substantial depth below the base of the current detailed digital workings model for the Pulacayo deposit prepared by Mercator. These additional workings are defined in hard copy historical mine records and should be digitally compiled and merged with the current digital workings model to support future work on the deposit. Historic assay results for underground sampling of mine workings have also not been digitized to date and it is recommended that this be carried, beginning within current Mineral Resource areas and progressing systematically through deeper mine levels. Continued evaluation and validation of the current workings model is also warranted.

Pulacayo Project Technical Report October 2020

4.
The Pulacayo Deposit remains open along strike to both east and west and also down dip. Further core drilling to define resource extensions is warranted and should be focused on extensions of both low and high grade metal trends that are defined by the current block model. Target opportunities within approximately 200 vertical m of surface should have highest priority. A drilling allocation of 5000 m is recommended.

5.
Additional drilling is recommended to upgrade Mineral Resource categorization and better define metal grade trends within the Paca Deposit. It is recommended that infill drilling of the currently defined deposit be carried out at 50 m spaced sections along the length of the deposit. This program should include initial testing of potential deposit extension areas both down dip and along strike to both east and west. A core drilling allocation of 5000 m is recommended.

6.
Initial drilling assessments of the main tailings/waste rock deposits sampled by Silver Elephant in 2014 and 2015 should be completed to support future definition of Mineral Resources in accordance with NI 43-101 and the CIM Standards (2014). A study to determine the most effective method of drilling to apply in such an assessment is recommended.

7.
A new Mineral Resource Estimate for the Pulacayo Project should be prepared in accordance NI 43-101 and the CIM Standards (2014) after completion of deposit extension and infill drilling programs noted in items 4 and 5 above.

8.
If warranted, based on results of Item 6 above, drilling definition of Mineral Resources in the waste rock and tailings areas should be carried out.

9.
A Preliminary Economic Assessment prepared in accordance with NI 43-101 and the CIM standards and based upon an updated Mineral Resource Estimate for the project prepared after completion of recommended item 4 and 5 core drilling is recommended. Results should provide guidance regarding subsequent initiation of Pre-Feasibility or Feasibility level studies required to define mineral reserves in accordance with NI 43-101 and the CIM Standards (2014).

10.
Programs of community contact and involvement plus baseline environmental work to support potential future development of the Pulacayo Project should be continued on a timely basis.

A two phase program of recommended future exploration having a US$ 3.61 million budget is proposed to support further evaluation of the deposits comprising the Pulacayo Project. Expenditures are ordered within a two phase framework, with recommendation items 1 through 7 above assigned to Phase 1. Commitment to Phase 2 would require satisfactory results being returned from Phase I.

Pulacayo Project Technical Report October 2020

26.3
Proposed Budget for Pulacayo Project

The US$ 3.61 million estimated budget presented in Table 26.1 below is proposed to support the recommendations presented above. Two phases of work are proposed, with re-evaluation and possible revision of Phase 2 initiatives to be carried out after completion of Phase 1.

Pulacayo Project Technical Report October 2020

Table 26.1: Proposed Pulacayo Project Budget - Phases 1 and 2

Program Phase	Program Component	Estimated Cost (US$)
1	Open pit planning, geological and geotechnical engineering studies	200,000
1	Metallurgical studies	200,000
1	Expansion of digital mine model and addition of historic assay data	50,000
1	Resource extension, infill and exploratory surface and underground diamond drilling programs analyses, support and reporting – 10,000 m	1,800,000
1	Waste rock study	75,000
1	Continuation of community relations, support and environmental monitoring programs	75,000
1	Completion of an updated Pulacayo deposit NI 43-101 Mineral Resource Estimate and technical report after completion of drilling	75,000
	Subtotal Phase 1	2,475,000
2	Drilling assessment of tailings/waste rock areas and, if results warrant, completion of a NI 43-101 Mineral Resource Estimate and technical report for tailings/waste rock deposits (2000 m of shallow drilling plus analyses and support)	435,000
2	Completion of a Preliminary Economic Assessment that includes all Pulacayo and Paca deposit Mineral Resources based on the updated Mineral Resource Estimate noted in Phase 1 above and the Phase 2 Waste Rock Mineral Resource Estimate, if applicable, to determine future Pre-feasibility or Feasibility study requirements	250,000
2	Continuation of community relations, support and environmental monitoring programs	150,000
	Subtotal Phase II	835,000
	Total Phase I and II	3,310,000
	Contingency	300,000
	Grand Total	3,610,000

Pulacayo Project Technical Report October 2020

27.0
 Statements of Qualifications

Pulacayo Project Technical Report October 2020

CERTIFICATE OF AUTHOR

I, Michael P. Cullen, P. Geo., do hereby certify that:

1.
I reside at 2071 Poplar St. in Halifax, Nova Scotia, Canada

2.
I am currently employed as Chief Geologist with:

Mercator Geological Services Limited
65 Queen St., Dartmouth,
Nova Scotia, Canada B2Y 1G4

3.
I received a Master of Science Degree (Geology) from Dalhousie University in 1984 and a Bachelor of Science Degree (Honours, Geology) in 1980 from Mount Allison University.

4.
 I am a registered member in good standing of the Association of Professional Geoscientists of Nova Scotia (Registration Number 064), Professional Engineers and Geoscientists of Newfoundland and Labrador (Member Number 05058) and Association of Professional Engineers and Geoscientists of New Brunswick, (Registration Number L4333).

5.
I have worked as a geologist in Canada and internationally since graduation.

6.
I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

7.
I am one of the Qualified Persons responsible for the preparation of the Technical Report titled “MINERAL RESOURCE ESTIMATE TECHNICAL REPORT FOR THE PULACAYO PROJECT, POTOSI DEPARTMENT, ANTONNIO QUIJARRO PROVINCE, BOLIVIA, Effective Date: October 13th" and dated October 23, 2020 (the “Technical Report”).

I am responsible for sections 2 through 11, 13, 15 through 24, 27, 28 and parts of 1, 12, 25 and 26.

8.
I have professional experience with respect to the geology of epithermal precious metal deposits and have authored or co-authored various technical reports in this regard. My experience includes such mineral deposits in Canada, Bolivia, Mexico, Colombia, and the United States. My overall professional experience includes responsibility for programs of resource estimation and evaluation, surface and underground exploration, diamond drilling, bulk sampling, environmental permitting and mine geology.

Pulacayo Project Technical Report October 2020

9.
I visited the Pulacayo Property on behalf of Apogee Silver Ltd. from April 26th to April 28th, 2012. At that time I completed a review of Apogee drill program components, including protocols for drill core logging, storage, handling, sampling and security, viewed mineralization and alteration, carried out discussions with Apogee staff and completed a drill core check sampling program for purposes of evaluation of oxide zone mineralization at Pulacayo. All of these activities were relevant to this report. I also visited the Pulacayo Project during the June 3rd to June 6th site visit period of 2015 at which time similar activities were completed with respect to the Paca Deposit that occurs within that property.

10.
I was previously involved with the Pulacayo Project as a Qualified Person responsible for the October 19th, 2011 and September 28th, 2012 Pulacayo Deposit Mineral Resource Estimates. I was also co-author for the Technical Reports prepared for the September 9th, 2015 Paca Deposit Mineral Resource Estimate, June 16, 2015 Pulacayo Deposit Mineral Resource Estimate, and the October 20th, 2017 Pulacayo Project Mineral Resource Estimate.

11.
I am independent of Silver Elephant Mining Corp., applying all of the tests in section 1.5 of NI 43-101 and NI 43-101 Companion Policy Section 5.3.

12.
I have read NI 43-101, Form 43-101F1 and the NI 43-101 Companion Policy and believe that the parts of this Technical Report for which I am responsible have been prepared in compliance with that Instrument, Form and Companion Policy.

13.
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed, sealed and dated this 23rd day of October, 2020

(Original signed and sealed by)

_____________________________
Michael P. Cullen, M. Sc., P. Geo.
Chief Geologist
Mercator Geological Services Limited

Pulacayo Project Technical Report October 2020

CERTIFICATE OF AUTHOR

I, Matthew D. Harrington, P. Geo., do hereby certify that:

1.
I reside at 10 Commodore Road in Lewis Lake, Nova Scotia, Canada

2.
I am currently employed as a Senior Resource Geologist with:

Mercator Geological Services Limited
65 Queen St., Dartmouth,
Nova Scotia, Canada B2Y 1G4

3.
I received a Bachelor of Science degree (Honours, Geology) in 2004 from Dalhousie University.

4.
 I am a registered member in good standing of the Association of Professional Geoscientists of Nova Scotia (Registration Number 0254) and Professional Engineers and Geoscientists of Newfoundland and Labrador (Registration Number 09541)

5.
I have worked as a geologist in Canada since graduation.

6.
I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

I am one of the Qualified Persons responsible for the preparation of the Technical Report titled “MINERAL RESOURCE ESTIMATE TECHNICAL REPORT FOR THE PULACAYO PROJECT, POTOSI DEPARTMENT, ANTONNIO QUIJARRO PROVINCE, BOLIVIA, Effective Date: October 13th" and dated October 23, 2020 (the “Technical Report”).

I am responsible for section 14, and portions of sections 1, 12, 25 and 26.

7.
My relevant experience with respect to this project includes over 15 years of professional experience with respect to geology, mineral deposits, and exploration activities in the Atlantic provinces and elsewhere. I have carried out geological assessments and modelling for epithermal deposits in Bolivia and in other jurisdictions. These include contributions to Mineral Resource Estimates and NI 43-101 Technical Reports.

8.
I visited the Pulacayo Property on behalf of Apogee Silver Ltd. from August 3rd to August 10th, 2011. At that time I completed a review of Apogee drill program components, including protocols for drill core logging, storage, handling, sampling and security, viewed mineralization and alteration, carried out discussions with Apogee staff and completed a drill core check sampling program. All of these activities were relevant to this report and completed under the supervision of P. Webster, P. Geo., of Mercator Geological Services. I also visited the Pulacayo Project during the June 3rd to June 6th site visit period of 2015 at which time similar activities were completed with respect to the Paca Deposit that occurs within that property.

Pulacayo Project Technical Report October 2020

9.
I was previous involved in the Pulacayo Project as providing Mineral Resource modeling services for the October 19th, 2011, September 28th, 2012 and June 16, 2015 Pulacayo Deposit Mineral Resource Estimates, the September 9th, 2015 Paca Deposit Mineral Resource Estimate, and the October 20th, 2017 Pulacayo Project Mineral Resource Estimate under the supervision of M. Cullen, P. Geo., of Mercator Geological Services Limited.

10.
I am independent of Silver Elephant Mining Corp., applying all of the tests in section 1.5 of NI 43-101 and National Instrument 43-101 Companion Policy Section 5.3.

11.
I have read NI 43-101, Form 43-101F1 and the NI 43-101 Companion Policy and believe that the parts of this Technical Report for which I am responsible have been prepared in compliance with that Instrument, Form and Companion Policy.

12.
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed, sealed and dated this 23rd day of October, 2020

(Original signed and sealed by)

_____________________________
Matthew Harrington, P. Geo.
Senior Resource Geologist
Mercator Geological Services Limited

Pulacayo Project Technical Report October 2020

CERTIFICATE OF AUTHOR

I, Osvaldo R. Arcé, P. Geo. do hereby certify that:

1.
I currently reside in C. Tumusla No. 61, Cochabamba, Bolivia and am currently employed as Chief Geologist with:

Minera Tupiza S.R.L.
20 Adelaide Street East, Suite 200,
Toronto, M5C 2T6, Canada

2.
I received a Doctor of Engineering (Geology) degree from Tohoku University in 1992 and received a Bachelor of Geological Engineering degree in 1986 from San Andres University.

3.
I am a registered member in good standing of the following professional associations: (1) Association of Professional Geoscientists of Ontario (Registration Number 3055), (2) the Professional Geological Association of Bolivia (Registration Number 033) and (3) the Association of Professional Engineers of Bolivia (Registration Number 5085).

4.
I have worked as a geologist in Bolivia and internationally since graduation from university.

5.
I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.
I am one of the Qualified Persons responsible for the preparation of the Technical Report titled “MINERAL RESOURCE ESTIMATE TECHNICAL REPORT FOR THE PULACAYO PROJECT, POTOSI DEPARTMENT, ANTONNIO QUIJARRO PROVINCE, BOLIVIA, Effective Date: October 13 and dated October 23, 2020 (the “Technical Report”).

I am responsible for portions of sections 1 and 12.

7.
I have relevant professional experience that includes exploration for various types of deposits in Bolivia, Peru, Chile, Argentina and Colombia, including deposits similar to those discussed in the Technical Report, and have assisted on NI 43-101 technical reports and resource estimates, including the resource estimate technical reports covering the Achachucani property by Gwynva Resources on behalf of Castillian Res. Corp. having an effective date of November 15th, 2010, and the La Victoria deposit resource estimate technical report prepared by Gateway Solutions on behalf of Eloro Resources Ltd. having an effective date of August 31, 2016.

Pulacayo Project Technical Report October 2020

8.
I visited the Paca and Pulacayo deposits, both belonging the Pulacayo Property, on September 5th and 6th, 2020 and completed a review of Silver Elephant Mining Corp. (“Silver Elephant”) drill program components, including protocols for drill core logging, storage, handling, sampling and security, viewed mineralization and alteration, carried out discussions with Silver Elephant staff and completed a drill core check sampling program for purposes of evaluation of oxide zone mineralization at the Pulacayo Property. All of these activities were relevant to the Technical Report.

9.
I have had no previous experience with the Pulacayo Project with respect to mineral exploration, Mineral Resource Estimates, and NI 43-101 reporting

10.
I am independent of Silver Elephant, applying all of the tests in section 1.5 of NI 43-101 and NI 43-101 Companion Policy Section 5.3.

11.
I have read NI 43-101, Form 43-101F1 and the NI 43-101 Companion Policy and believe that the parts of this Technical Report for which I am responsible have been prepared in compliance with that Instrument, Form and Companion Policy.

12.
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed, sealed and dated this 23rd day of October, 2020

 (Original signed and sealed by)

Osvaldo R. Arcé, Ph.D., P. Geo.

Chief Geologist

Minera Tupiza S.R.L.

Pulacayo Project Technical Report October 2020

28.0
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Silver Elephant Mining Corp. And Mercator Geological Services Limited; Independent site visit report; 18p.

Arcé, O. R., 2009: Metalliferous Ore Deposits of Bolivia, Second Edition, SPC Impresores, S.A., La Paz, Bolivia; 233p.

Corbett, G.J., 2002: Epithermal gold for explorations, AIG Journal – Applied geoscientific practice and research in Australia Paper 2002-01, February 2002 26p.

Corbett, G.J., and Leach, T.M., 1998: Southwest Pacific rim gold-copper systems: Structure, alteration and mineralization: Economic Geology, Special Publication 6, 238 p.

Cullen, M. P. and Webster, P.C., 2011: Mineral Resource Estimate Technical Report For The Pulacayo Ag-Pb-Zn Deposit, Pulacayo Township, Potosí District, Quijarro Province, Bolivia, Effective Date: October 19th, 2011; NI-43-101 Technical report prepared for Apogee Silver Limited by Mercator Geological Services Limited, dated December 9th, 2011; 166p.

Cullen, M. P. and Webster, P.C., 2012a: Revised Mineral Resource Estimate Technical Report for the Pulacayo Ag-Pb-Zn Deposit, Pulacayo Township, Potosí District, Quijarro Province, Bolivia, Effective Date: October 19th, 2011; NI-43-101 Revised Technical report prepared for Apogee Silver Limited by Mercator Geological Services Limited, report date May 23, 2012; 113p.

Cullen, M. P. and Webster, P.C., 2012b: Updated Mineral Resource Estimate Technical Report For The Pulacayo Ag-Pb-Zn Deposit, Pulacayo Township, Potosí District, Quijarro Province, Bolivia, Effective Date: September 28th, 2012; NI-43-101 Technical report prepared for Apogee Silver Limited by Mercator Geological Services Limited

Cullen, M. P. and Webster, P.C., 2015a: Prophecy Development Corp., Pulacayo Silver-Zinc-Lead Deposit Mineral Resource Estimate Technical Report, Pulacayo Township, Potosí District, Quijarro Province, Bolivia, Effective Date: June 16th, 2015; NI-43-101 Technical Report prepared for Prophecy Development Corp.by Mercator Geological Services Limited; 156p.

Cullen, M. P. and Webster, P.C., 2015b: Prophecy Development Corp., Paca Silver-Zinc-Lead Deposit Mineral Resource Estimate Technical Report, Pulacayo Township, Potosí District, Quijarro Province, Bolivia, Effective Date: September 9, 2015; NI-43-101 Technical Report prepared for Prophecy Development Corp.by Mercator Geological Services Limited; 207p.

Cullen, M. P. and Webster, P.C., 2017: Prophecy Development Corp., Updated Mineral Resource Estimate and Technical Report, Pulacayo Project, Potosí District, Antonnio Quijarro Province, Bolivia, Effective Date: October 20th, 2017, Effective Date: September 9, 2015; NI-43-101 Technical Report prepared for Prophecy Development Corp. by Mercator Geological Services Limited; 292 p.

Pulacayo Project Technical Report October 2020

Lindgren, W., 1922: A Suggestion for the Terminology of Certain Mineral Deposits:
Economic Geology, v. 17, p. 292-294.

Iriondo, L., Quispe F., Camacho, J., Aruni J., 2009: Memoria Geologica Proyecto Pulacayo-Pacamayo-Paca. Unpublished Internal Apogee Silver Report June 2009.
Plurinational State of Bolivia, (1997) CODIGO DE MINERIA, Gaceta Official de Bolivia. La Paz, Bolivia, 17 March 1997.

Porter, J., Illingworth, J.,Farr, G., Smith, M., Webster, P., Puritch, E., and Cullen, M., 2013: NI 43-101 Technical Report, Pulacayo Project Feasibility Study, Pulacayo Pb-Ag-Zn Project Phase 1 1000tp, Pulacayo, Potosi, Bolivia, Effective Date: January 17, 2013; technical report prepared by TWP Sudamerica SA for Apogee Silver Ltd.; 310p.

Pressacco, R., Harris, G., Godard, M., Jacobs C., 2010: Technical Report on the Preliminary Assessment of the Pulacayo Project, Potosí District, Quijarro Province, Pulacayo Township, Bolivia: Unpublished. Document available at www.SEDAR.com, 238 p.

Pressacco, R., and Shoemaker, S., 2008: Technical Report for the Pulacayo Project, Potosí
District, Quijarro Province, Pulacayo Township, Bolivia: Unpublished. Document available at www.SEDAR.com, 207 pp.

Pressacco, R., and Gowans, R., 2007: Technical Report on the Mineral Resource Estimate for the Paca Deposit, Potosí District, Quijarro Province, Thols, Pampa, Huanchaca and Pulacayo
Townships, Bolivia: Unpublished Document available on the SEDAR web site at
www.SEDAR.com, 226 p.

Sempere, T., 1995: Sediment accumulation on top of the Andean orogenic wedge: Oligocene to late Miocene basins of the Eastern Cordillera, southern Bolivia Discussion, Geological Society of America Bulletin, November 2000, v. 112, p. 1752

Starkey, J., 2011: NSR Calculator and Description of Methodology, Unpublished Apogee Internal document, Starkey & Associates Inc., Consulting Metallurgical Engineers 2010.

U S Geological Survey and Servicio Geologico de Bolivia, (1992) Geology and Mineral Resources of the Altiplano and Cordillera Occidental, Bolivia.US Geological Survey Bulletin 1975. Denver, CO, USA. 365 p.

White, N C and Hedenquist, J. W., 1994: Epithermal environments and styles of mineralization; variations and their causes, and guidelines for exploration, In: Epithermal gold mineralization of the Circum-Pacific; geology, geochemistry, origin and exploration; I. Siddeley, G (editor), Journal of Geochemical Exploration. 36; 1-3, Pages 445-474. 1990.

Pulacayo Project Technical Report October 2020

Websites Accessed:

Prophecy Development Corp. http://www.prophecydev.com
Apogee Silver Ltd. http://apogeesilver.com
Coeur d’Alene Mines Corporation http://www.coeur.com
Glencore International http://www.glencore.com/
Golden Minerals plc http://www.goldenminerals.com/
Pan American Silver http://www.panamericansilver.com/

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